UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
FEDERAL HOME LOAN BANK OF CINCINNATI
(Exact name of registrant as specified in its charter)

Federally chartered corporation	31-6000228

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1000 Atrium Two, P.O. Box 598, Cincinnati, Ohio	45201-0598

(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code (513) 852-7500
Securities to be registered pursuant to Section 12(b) of the Act: None
Securities to be registered pursuant to Section 12(g) of the Act:

Class B Stock, par value $100 per share

(Title of class)

Item 1. Business.
GENERAL
Organizational Structure
The Federal Home Loan Bank of Cincinnati (FHLBank) is a regional wholesale bank that makes loans to, purchases mortgages from, and provides other financial services to its member financial institutions. Our public policy mission is to facilitate and expand the availability of finance for housing and community lending. Our mission is achieved by providing competitive services (primarily a readily available, low-cost source of funds) to our members in a safe, sound, and profitable manner and generating a competitive return on members’ capital investment in the FHLBank.
We are one of 12 District Banks in the Federal Home Loan Bank System (FHLBank System), which has operated since 1932. Each District is segregated by the states in which that FHLBank is permitted to operate. Our District is designated as the Fifth District, which is comprised of Kentucky, Ohio, and Tennessee.
The District Banks are government-sponsored enterprises (GSE) of the United States of America, organized under the authority of the Federal Home Loan Bank Act of 1932 (the Act). Each District Bank operates as a separate entity with its own member-stockholders, employees, and Board of Directors. The FHLBanks are not government agencies and do not receive financial support from taxpayers. The United States government does not guarantee the debt securities (Consolidated Obligations) or other obligations of the FHLBank System.
The FHLBank has a cooperative ownership structure. All Fifth District federally insured depository institutions and insurance companies engaged in residential housing finance that meet standard eligibility requirements are permitted to apply for membership. We may offer our services and products only to member institutions (except that we may extend services to certain non-member housing entities approved to originate mortgages under Title II of the National Housing Act). Membership requirements are less restrictive for Community Financial Institutions, defined as depository institutions insured by the Federal Deposit Insurance Corporation (FDIC) with average total assets over the preceding 3-year period of $567 million and $548 million or less, respectively, for 2005 and 2004.
All qualified institutions approved for membership are required to purchase our capital stock as a condition of membership. Capital stock is issued, redeemed, repurchased, and exchanged only at its stated par value of $100 per share and, according to law, it is not publicly traded. In accordance with the rules of our Capital Plan, members must also own or purchase additional stock when utilizing certain products or services of the FHLBank. No other entity or individual is permitted to purchase our capital stock. We do not have any wholly- or partially-owned subsidiaries.
The FHLBank System also includes the Federal Housing Finance Board (Finance Board) and the Office of Finance. The Finance Board is an independent agency in the executive branch of the United States government that has oversight and regulatory authority over the FHLBanks. The Office of Finance is a joint office of the District Banks established by the Finance Board to facilitate the issuing and servicing of the Consolidated Obligations of the FHLBank System.
Business Activities
Our primary business activity is making fully collateralized loans (Advances) to our members, which together with the issuance of collateralized Letters of Credit constitute our “Credit Services” business. As a secondary business line, we purchase qualifying residential mortgages through the Mortgage Purchase Program and hold them for investment on our balance sheet. This program provides members a competitive alternative to the traditional secondary mortgage market. Principal balances and notional values of these three product offerings (including commitments in the Mortgage Purchase Program) constitute our “Mission Asset Activity.”
We invest in various highly rated debt and mortgage-related securities. These support our mission by providing liquidity, helping to manage market risk exposure, enhancing earnings, and (through the purchase of mortgage-related securities) supporting the housing market. To a more limited extent, we also provide various correspondent services that assist members in the daily administration of their operations.
We also provide members Housing and Community Investment services targeted for individuals, families, and communities who do not exceed established income limits. In contrast to the programs and services identified above, these programs are not intended to generate a profit but rather to provide subsidized funding for people and areas that need additional financial assistance.
We fund assets by participating in the issuance of FHLBank System Consolidated Obligations in the capital markets. Our Consolidated Obligations are the joint and several obligations of all 12 District Banks. No FHLBank has ever defaulted on repayment of, or delayed return of principal or interest on, Consolidated Obligations, and no FHLBank has ever experienced a credit loss on Advances.
Our franchise value is derived primarily from the ability to provide efficient intermediation between the capital markets and our member financial institutions. The ability to issue debt securities daily in the capital markets in various maturities, structures, and amounts is a critical component of the success of our operations. We are able to issue a wide range of liquid debt securities at relatively low spreads to benchmark market interest rates represented by U.S. Treasury securities and the London InterBank Offered Rate (LIBOR), and to selectively execute cost-effective derivative transactions to hedge market risk exposure. These abilities enable us to offer members a wide range of Mission Asset Activity and enable members to access the capital markets, through the FHLBank, in ways that they may be unable to do as effectively or at all without our services.
Moody’s Investors Service (Moody’s) and Standard & Poor’s currently assign the FHLBank System’s Consolidated Obligations the highest ratings available: long-term debt is rated Aaa by Moody’s and AAA by Standard & Poor’s; and short-term debt is rated P-1 by Moody’s and   A-1+ by Standard & Poor’s. In addition, these two ratings agencies continue to assign our FHLBank the highest ratings available. The agencies’ rationale for these ratings includes consideration of the FHLBank System’s relation to the United States as a GSE, the nature of the joint and several obligation of Consolidated Obligations, excellent asset quality, strong liquidity, low exposure to derivatives, relatively low risk profile, and our permanent capital structure. These factors are addressed throughout this document. A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organizations, and each rating should be evaluated independently of any other rating.
Our earnings are derived primarily from net interest income, which is the interest income we receive on interest-earning assets minus the interest expense we pay on our interest-bearing liabilities. Interest income and interest expense represent the return from lending and investing and the cost of borrowing funds. A substantial portion of net interest income is also derived from investment of member’s capital stock in Advances, mortgages, and investments. Fluctuations in net interest income are a function of changes in a number of factors, including: market yields and rates; repricing and basis mismatches between assets and liabilities; mortgage prepayment speeds; average balances; the amount of capital; the amount of capital leverage; the composition of the balance sheet; Advance prepayments; implementation of management’s risk management strategies; and the application of U.S. Generally Accepted Accounting Principles (GAAP).
The most important requirements of GAAP relevant to our FHLBank are the following (which, among others, are discussed in Item 2.’s “Critical Accounting Policies and Estimates” section on page 130):
▪	Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities [as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities—Deferral of Effective Date of FASB Statement No. 133, SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (herein referred to as “SFAS 133”)].

▪	SFAS No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases (herein referred to as “SFAS 91”).

Operating Framework as a Cooperative
Because we are a wholesale financial institution with a cooperative ownership structure and because (under Finance Board Regulations) our stock only may be purchased and sold at its par value, the value we generate for our stockholders is derived from the services we provide to them and the dividend return they are able to earn on their capital investment. We strive to achieve a balance in fulfilling the corporate objectives that support our mission. These objectives are as follows:
▪	Promoting the expansion of Mission Asset Activity, through competitive pricing of these products, in order to support the availability of financing for housing and community development.

▪	Achieving and maintaining an adequate amount of retained earnings to help ensure safety and soundness and promote dividend stability.

▪	Maximizing our ability to earn a competitive return on members’ stock investment in order to attract and retain members and capital, encourage growth in Mission Asset Activity, and be consistent with maximizing the long-term total return on members’ investment.

▪	Maximizing contributions to Housing and Community Investment.

▪	Minimizing the exposure of economic and accounting earnings to volatility, subject to full compliance with all accounting standards.

▪	Minimizing long-term market risk exposure.

▪	Minimizing credit risk exposure.
We manage these objectives collectively with tradeoffs that may vary over time. The overarching requirement is to maintain the FHLBank’s safety and soundness. Maintaining the FHLBank System’s triple-A ratings on Consolidated Obligations and our FHLBank’s triple-A ratings are vital components in fulfilling these mission objectives. Given this and our role as a cooperative, we maintain a low credit and market risk profile. Since the end of 2002, we have implemented two major new business practices to enhance achievement of these corporate objectives: a Capital Plan, which became effective December 30, 2002, and a Retained Earnings Policy, which became effective in July 2004. These are discussed in more detail in Item 1.’s “Capital Resources” section (page 14) and in Item 2.’s “Capital Resources” and “Role of the Capital Plan in Risk Management” sections (pages 84 and 128, respectively).
The cooperative structure creates strong incentives for us to balance the delivery of the benefits of capital to our members both through access to our products and services and through a competitive dividend return on capital stock. Thus, our return on average equity (ROE) is low compared to retail and other wholesale financial institutions. Increasing the value of our products and services by, for example, lowering Advance rates or increasing the prices paid for loans purchased under the Mortgage Purchase Program, directly reduces the earnings available for dividends on capital. However, there is an indirect effect when the sources of return on capital are properly considered. Increasing the value of products and services to members can, at the margin, enhance the value of capital over time by increasing the amount of capital leverage with Mission Asset Activity (given the components of our Capital Plan), promoting membership, and increasing or maintaining the amount of capital. A sufficient amount of capital is critical to ensuring the success of our business model.
We manage our risk exposures to attempt to ensure that the dividend payable on capital stock is competitive compared to members’ alternative investment opportunities and that earnings correlate positively with movements in short-term market interest rates. We believe members view their investment in our capital stock as similar to investing in high-grade short-term or adjustable-rate money market instruments or in adjustable-rate preferred equity instruments. Our Board of Directors currently views a competitive stock return as three-month LIBOR plus 1.50 percent. The Board of Directors has emphasized that a key objective of our mission is to generate stable returns on members’ stock investment relative to short-term rates. Stable returns have economic value to stockholders within the context of our cooperative business model in which a portion of membership benefits accrues from relative stock returns and in which members hold our stock at par value. Ensuring stable relative stock returns enables members to plan for a predictable return relative to their investment alternatives.

There is normally a tradeoff between the level of and stability of relative stock returns, both in the near term and the long term. The correlation of stock returns to short-term market interest rates is not perfect because in order for the level of earnings to represent an acceptable return to stockholders we must generally engage in management practices that raise the level of earnings with the tradeoff of partially reducing their correlation to short-term interest rates. Many of our market risk management policies and activities have as their purpose the resolution of this tradeoff. One measure of our ability to achieve a successful resolution of this tradeoff is that few member stockholders have historically chosen, absent mergers and consolidations, to withdraw from membership or to request redemption of their stock held in excess of minimum requirements.
BUSINESS SEGMENTS
We manage our operations by grouping our products and services within the following business segments: Traditional Member Finance and the Mortgage Purchase Program. Traditional Member Finance includes Credit Services, Housing and Community Investment, Investments, some correspondent and deposit services, and other financial products of the FHLBank. The measurement of profit or loss and the total assets of each segment are contained in Note 11 of the Notes to Unaudited Interim Financial Statements (page 168) and Note 15 of the Notes to Financial Statements (page 207).
Traditional Member Finance
Credit Services
Advances provide members with alternative sources of funding and asset/liability management to retail deposits, other wholesale funding sources, and corporate debt issuance. We approve and disburse Advances based on a member’s financial condition, with strong collateral arrangements in place before Advances are transacted. This system facilitates efficient and fast access to funds by our members, in most cases on a same-day basis. We strive at all times to maintain sufficient amounts and sources of liquidity and to make available a wide range of Advance programs to meet our members’ funding and asset/liability management strategies. Our ability to provide uninterrupted access to competitively priced funding is a major benefit of the Advance programs, even to members who do not currently hold Advances.
Letters of Credit are contractual conditional commitments we issue on our members’ behalf to guarantee their performance to third parties, the availability of which requires supporting collateral from members. They obligate us, if required under the terms of the contract, to provide direct payments to such third parties, which are treated as additional Advances to the member. The most popular use of Letters of Credit is as collateral in support of public unit deposits. Public unit deposits are deposits held by governmental units at financial institutions. Our Letters of Credit have a triple-A rating by virtue of our long-term credit ratings. We earn a fee on Letters of Credit.
The product line of Advances has expanded over the years to meet the evolving funding and asset/liability management needs of members. We price more than 17 different standard Advance programs every business day, providing members the flexibility to choose and customize their Advances in the following ways (among others):
▪	size: from $1 to a maximum amount limited by our leverage requirements, collateral requirements, available liquidity, and members’ borrowing capacities;

▪	final maturity: from overnight to 30 years;

▪	interest rate: fixed-rate or adjustable-rate coupons;

▪	interest rate index on adjustable-rate coupons (e.g., 1-month LIBOR, 3-month LIBOR);

▪	rate reset for adjustable-rate Advances: monthly, quarterly, or other;

▪	prepayment ability: no, partial, or full prepayment options, some of which involve a fee;

▪	principal paydown: with no, partial, or full amortization of principal; and

▪	interest rate options embedded in Advances (e.g., caps, floors, collars, etc.).

The primary Advance programs are Repurchase Based Advances (REPO Advances), LIBOR Advances, Regular Fixed-Rate Advances, Convertible Fixed-Rate and Convertible Strike Fixed-Rate Advances (Convertible Rate Advances), and Mortgage-Related Advances. Most Advance programs accrue interest monthly.
There are generally no minimum size requirements for Advances except for REPO Advances, which have a minimum size of $15 million, and Convertible Rate Advances, which have a minimum size of $5 million. REPO Advances are structured like repurchase agreements from investment banks, except that members collateralize their REPO Advances through our normal collateralization process, instead of being required to pledge specific securities as they do in a repurchase agreement. REPO Advances have fixed rates of interest and short-term maturities from one day to up to one year in term; a majority have overnight maturities.
LIBOR Advances have adjustable interest rates that are typically priced off 1- and 3-month LIBOR indices. Generally, prepayment in full at LIBOR repricing dates is permitted without a fee. Lockouts, which do not permit prepayment for a period of time, are available for LIBOR Advances.
Regular Fixed-Rate Advances have principal due at maturity. They have no options.
Under the most popular version of the Convertible Rate Advance program, the member sells the FHLBank options to convert the Advance to an adjustable-rate LIBOR Advance on each conversion date after a specified amount of time (referred to as a lockout period). In another version, we have the option to convert the Advance only if LIBOR exceeds a level specified in the Advance contract. The Convertible Rate Advance program allows members to choose the frequency of the conversion dates, which typically are one-time only or quarterly. Selling us these options enables members to secure lower rates on Convertible Rate Advances compared to Regular Fixed-Rate Advances with the same final maturity.
Mortgage-Related Advances are long-term fixed rate, amortizing Advances with final maturities of 5 to 30 years. Members can structure amortization schedules that may closely follow those of mortgage loans. Prepayment speeds are available based either on an annual constant prepayment rate chosen by the member (a fixed and required principal paydown schedule) or on reference to actual prepayment speeds experienced on specified 15-year or 30-year current-coupon mortgage-backed securities from Fannie Mae and Freddie Mac (a variable principal reduction option). Prepayments in excess of those described above are permitted subject to applicable prepayment fees.
We may charge members prepayment fees for early termination of many Advance programs as required under Finance Board Regulations. These fees are constructed to make us economically indifferent to the prepayment of an Advance based on standard present-value calculations. The fees represent the profit net of matched funding costs, measured in current dollars, that we would have earned over the remaining life of the prepaid Advance. In the case in which an Advance is prepaid that we hedged with an interest rate swap, the member may also be assessed a fee to compensate us for the cost, if any, of terminating the interest rate swap before its stated maturity.
All Advance programs are subject to prepayment fees except for certain short-term Advance programs and other programs whose Advances may be prepaid without fees on specific dates (such as repricing dates after lockout periods on LIBOR Advances) or in accordance with a program’s terms and conditions (such as one of the Mortgage-Related Advance programs). Certain Advance programs are structured on a non-prepayable basis, such as REPO Advances.
All Credit Services available to each member require the member, by Finance Board Regulations, to have sufficient collateral arrangements in place with the FHLBank. Collateralization is described in detail in Item 2.’s “Credit Risk” section (page 120).
Housing and Community Investment
We offer a variety of member services that promote affordable housing and community economic development by providing below-market rate Advances or grants to assist members in serving the needs of very low-, low-, and moderate-income customers and markets. These include services under the Affordable Housing Program, various housing and community economic development-related Advance programs and the American Dream Homeownership Challenge programs. The Affordable Housing Program is funded with an amount equal to 10 percent of our previous year’s net earnings, which is mandated by the Financial Institutions Reform, Recovery and

Enforcement Act of 1989 (FIRREA). Subsequent disbursement of funds does not have an impact on earnings. The Affordable Housing Program consists of the Competitive Program and the Welcome Home Program.
The Competitive Program involves distributing funds in the form of either grants or below-market rate Advances to members that apply and successfully compete in semiannual offerings. The Welcome Home Program funds are available continuously throughout the year until the allocated funds are exhausted and are used to assist very low-, low-, and moderate-income families with the down payment and closing costs associated with purchasing a home. Under both programs, the income of qualifying individuals or households must not exceed 80 percent of the area median income. Currently, we allocate 75 percent of the accrual to fund the Competitive Program while the remaining 25 percent is set aside for Welcome Home.
Other housing and community investment-related programs, not falling under the auspices of the Affordable Housing Program, include the Community Investment Program and the Economic Development Advance Program. These programs provide members with income-targeted below-market rate Advances continuously throughout the year. We provide Community Investment Advances to members at rates equal to our cost of funds, while Economic Development Advances have rates equal to our cost of funds plus a small add-on of three basis points. Members use the Community Investment Program primarily to fund housing and, under certain conditions, community economic development projects, while they use Economic Development Advances exclusively for economic development projects. A third smaller program, the Zero Interest Fund, makes funding available at zero percent interest to members with qualifying housing and economic development projects. We have several internal policies governing each member’s maximum use of these programs.
We introduced the American Dream Homeownership Challenge Program (American Dream) in 2003 in response to President Bush’s Blueprint for the American Dream, which endeavors to increase homeownership across the nation for minorities and other families and individuals with special needs. The American Dream is an annual grant program approved by our Board of Directors, which may be renewed each year, and is awarded to members in semiannual offerings. It provides grant funds over and above our Affordable Housing Program commitment to enable members to enhance their outreach or to propose other innovative approaches to increase homeownership for minorities and persons with special needs. Our Board of Directors has approved grants to this program through 2005.
Investments
We invest in highly rated short-term unsecured money market instruments and longer-term unsecured mortgage-related securities. Finance Board Regulations and our Financial Management Policy specify the general guidelines for the types, amounts, and risk profile of investments we are permitted to hold, as well as permissible unsecured credit exposure to eligible counterparties. Short-term money market instruments include overnight and term Federal funds, certificates of deposit, bank notes, bankers’ acceptances, and commercial paper. Longer-term investments we are permitted to hold include:
▪	debt securities issued by the United States government or its agencies;

▪	mortgage-backed securities and collateralized mortgage obligations supported by mortgage securities (together, mortgage-backed securities), issued by government-sponsored enterprises or private issuers that on the purchase date are rated Aaa by Moody’s or AAA by Standard & Poor’s;

▪	asset-backed securities, collateralized by manufactured housing loans or home equity loans, issued by government-sponsored enterprises or private issuers that on the purchase date are rated Aaa by Moody’s or AAA by Standard & Poor’s; and

▪	marketable direct obligations of state, local, or tribal government units or agencies, rated Aaa by Moody’s or AAA by Standard & Poor’s, where the purchase of such obligations by the FHLBank provides to the issuer the customized terms, necessary liquidity, or favorable pricing required to generate needed funding for housing or community lending.
Finance Board Regulations prohibit us from investing in certain securities considered to have a degree of market risk or credit risk inconsistent with our government-sponsored enterprise status. These include but are not limited to most common stocks, instruments issued by non-United States entities, debt instruments that are non-investment grade on purchase dates, and interest-only and principal-only stripped mortgage-backed securities and asset-backed securities. Finance Board Regulations and our Financial Management Policy further limit our investment in mortgage-backed securities and asset-backed securities by requiring that our total book value of these holdings not exceed 300 percent of our previous month-end capital on the day we purchase the securities. We have never purchased any asset-backed securities.
We use our investments portfolio in four ways to achieve our mission objectives:
▪	Liquidity management. As discussed in the “Risk Management” section (page 17), we use the investments portfolio in liquidity management.

▪	Management of market risk. The investments portfolio assists us in managing exposure to market risk. Short-term money market investments help stabilize earnings because they typically earn a “locked in” match-funded spread with little market risk. The mortgage-backed securities portfolio provides us with flexibility in managing the market risk exposure of the total balance sheet, for example, by enabling us to diversify certain features of the Mortgage Purchase Program such as its preponderance of loans with 30-year terms.

▪	Earnings enhancement. Earnings from the investments portfolio help provide a competitive return to stockholders and help accommodate members’ preferences to hold voluntary capital in excess of the minimum required to capitalize Advances and mortgage loans. The additional earnings also enhance our commitment to Housing and Community Investment.

▪	Support for housing market. Investment in mortgage-backed securities and state housing finance agency bonds directly supports the residential mortgage market by providing capital and financing for, and management of, the liquidity, interest rate, and options risks inherent in mortgages.
Deposits
The Act permits us to accept deposits from members, any institution for which we provide correspondent services, other FHLBanks, and other government instrumentalities. Deposit programs typically provide between one and two percent of our funding resources and provide members with competitive earnings on their liquid deposits with a highly rated entity. We offer several types of deposit programs to members including demand, overnight, term, and Federal funds deposits. Most deposit programs have overnight maturities and are priced off prevailing overnight money market rates. The FHLBank is not required to, and does not, hold collateral for its deposits programs.
Mortgage Purchase Program (Mortgage Loans Held for Portfolio)
Under the Mortgage Purchase Program introduced in 2000, and complying with Finance Board Regulations, we purchase directly from members both their qualifying conforming fixed-rate conventional 1-4 family mortgages and residential mortgages guaranteed by the Federal Housing Administration (FHA). Those members that we have approved to sell us mortgage loans are referred to as Participating Financial Institutions (PFIs). A PFI may also be a third-party servicer (subject to our approval) of loans sold to us by other member PFIs. Mortgages acquired under the Mortgage Purchase Program are referenced on the Statements of Condition as “Mortgage Loans Held for Portfolio.” “Conforming” refers to the maximum loan amount permissible to be lent as a regular prime (i.e., non-jumbo, non-sub prime) mortgage; this loan amount is published each year in the form of a Finance Board survey, and is $359,650 in 2005. “Conventional” refers to non-government-guaranteed mortgages. Qualifying mortgage loans are permitted to be purchased within any state or territory of the United States. We do not use any trust or intermediary to purchase mortgage loans from members.
We hold purchased mortgage loans on our balance sheet. Finance Board Regulations do not specifically authorize us to sell loans purchased in the Mortgage Purchase Program, either directly or by securitization, or to purchase any mortgage loans other than those identified in the paragraph above. Prior to engaging in any such business, the FHLBank would need to obtain Finance Board approval of the new business activity. While we are considering the desirability of being able to sell these assets from time to time to third parties as a risk management tool, we have no plans to request the authority to securitize our mortgage loan portfolio.

We developed the Mortgage Purchase Program in conjunction with the FHLBanks of Indianapolis and Seattle. The FHLBank of Atlanta adopted the program in 2003, and provided a portion of the capital expenditures to develop the software system (Loan Acquisition System) used to provide price indications for commitments, execute trades, deliver loans, and monitor mortgages. Each FHLBank administers a similar Mortgage Purchase Program in terms of features and characteristics, including the risk-sharing features with members and the use of the Loan Acquisition System. However, each institution maintains completely separate policies, credit and risk management practices, pricing, hedging, controls, and reporting for its Program. The joint development of the Mortgage Purchase Program does not influence the loans we purchase, the prices at which we purchase them, the hedging techniques we use to manage credit risk and market risk, or the risk and return of our Mortgage Purchase Program.
The Mortgage Purchase Program directly supports our public policy mission of supporting housing finance. By selling mortgage loans to us, members increase balance sheet liquidity and remove from their balance sheet assets that carry interest rate and prepayment risk. The Mortgage Purchase Program, along with the similar programs at other FHLBanks, promotes a greater degree of competition among mortgage investors, which should benefit households. A primary reason we have established this program is to enable small- and medium-sized community-based financial institutions to participate more effectively in the secondary mortgage market. Secondarily, we expect the Mortgage Purchase Program to enhance our profitability on a risk-adjusted basis, on average over time, which should augment the return on stockholders’ capital investment in the FHLBank.
We purchase mortgage loans pursuant to Mandatory Delivery Contracts with PFIs. A Mandatory Delivery Contract is a legal commitment we make to purchase, and a PFI makes to deliver, a specified dollar amount of mortgage loans in the future, with a forward settlement date, at a specified range of mortgage note rates and prices. Each Mandatory Delivery Contract is a contract entered into in furtherance of a Master Commitment Contract, which is negotiated between the FHLBank and each PFI to provide for a “best efforts” commitment, under which the PFI agrees to sell us a specific dollar amount of either conventional or FHA notes over a nine-month period. Prior to executing a Mandatory Delivery Contract, a PFI must have a Blanket Agreement on file with us (to collateralize its obligations) and an executed and outstanding Master Commitment Contract.
Each Mandatory Delivery Contract specifies a mortgage product (type, term), dollar amount, note rates, and future delivery date. Shortly before delivering the loans that will fill the Mandatory Delivery Contract, the PFI must submit loan level detail to us including some underwriting information. If the information on a loan satisfies the parameters of the Master Commitment Contract, Mandatory Delivery Contract, and our underwriting guidelines, we will purchase the loan by placing funds into the PFI’s demand deposit account with us on the settlement date.
A unique feature of the Mortgage Purchase Program is that it separates the various activities and risks associated with mortgage lending. PFIs manage marketing, originating and servicing and, as a practical matter, bear the credit risk. We manage interest rate risk, prepayment risk, liquidity risk and financing of the loans. PFIs may either retain servicing or sell it to a qualified third-party servicer approved by the FHLBank (also referred to as a PFI).
We believe our credit risk on conventional loans purchased pursuant to the Mortgage Purchase Program is de minimis. In addition to the homeowners’ equity, we are protected by the following credit enhancements (in order of loss absorption); private mortgage insurance; a Lender Risk Account; and Supplemental Mortgage Insurance, naming us as insured. These credit enhancements protect us down to approximately a 50 percent loan-to-value level and result in a AA credit rating on loan pools using a credit assessment model from Standard & Poor’s. Further, we receive principal and interest on a schedule/scheduled basis, meaning that the PFI acting as a servicer is required to remit these payments to us even if it has not received them from the mortgagee. In the unlikely event that a servicer would default on its payment obligation, we hold the loan collateral under the Blanket Agreement and the equity of the PFI’s capital stock if the servicer is a member.
As consideration for managing and bearing the credit risk of conventional loans under the Mortgage Purchase Program, each PFI is eligible to begin receiving, after a five-year waiting period, the performance-based purchase price holdback called the Lender Risk Account. This feature varies for each PFI up to a maximum percentage based on the actual credit quality and performance of the loans the PFI delivers to us. The percentage amount of each Lender Risk Account for each PFI is based on our determination (made at the time a Master Commitment Contract is established) of the losses we expect on the kinds of loans anticipated to be delivered under a specific Master Commitment Contract. Item 2.’s “Credit Risk” section (page 120) and Note 1 of the Notes to Financial Statements

(page 182) contain detailed information on the risk-sharing features of the Mortgage Purchase Program. Each Lender Risk Account is a member-specific credit enhancement that supports loans associated with a specific Master Commitment Contract. A separate Lender Risk Account is established for each Master Commitment. A PFI may, over time, be associated with multiple Master Commitments. However, Lender Risk Account funds are not commingled, they are segregated by Master Commitment, and therefore loss claims for loans can only be made against the Master Commitment/Lender Risk Account with which they are associated. Once a Lender Risk Account is exhausted either through paying losses that the FHLBank has incurred on mortgage loans purchased from the PFI or scheduled payments made to the PFI, the FHLBank continues to be covered by the mortgage insurance credit enhancements that it has obtained in addition to the Lender Risk Account. Only if losses exceed these credit enhancements would they be absorbed by the FHLBank.
FHA-backed mortgage loans are considered to have a 100 percent United States government guarantee and, therefore, we believe that we have no credit risk exposure from these loans.
Earnings from the Mortgage Purchase Program are comprised of monthly interest payments we receive, which are computed on each loan as the mortgage note rate multiplied by the principal balance outstanding, adjusted for the following:
▪	servicing costs (which equal 0.25 percent for conventional loans and 0.44 percent for FHA loans and which are retained by the servicer of the loan);

▪	the cost of Supplemental Mortgage Insurance;

▪	the net amortization or accretion of premiums or discounts on purchased loans; and

▪	the net amortization or accretion of fair value adjustments (recorded in accordance with SFAS 133) for the commitments under the Mortgage Purchase Program.
We consider the cost of the Lender Risk Account and Supplemental Mortgage Insurance when we formulate conventional loan pricing. Each of these credit enhancement structures is accounted for not only in the valuation of our expected return on our acquired mortgage loans, but also in the risk review performed during the accumulation/pooling process. The pricing of each structure is dependent on a number of factors and is PFI specific. We do not receive any guarantee or other fees for retaining the risk of losses in excess of the Lender Risk Account and Supplemental Mortgage Insurance.
CONSOLIDATED OBLIGATIONS
Our primary source of funding is through participation in the sale of FHLBank System Consolidated Obligations. Consolidated Obligations are the unsecured joint and several obligations of the FHLBanks, backed only by the financial resources of the 12 FHLBanks. There are two types of Consolidated Obligations: Consolidated Bonds and Consolidated Discount Notes. We participate in the issuance of Consolidated Bonds for two purposes:
▪	to finance and hedge intermediate- and long-term fixed-rate Advances and mortgage assets; and

▪	to finance short-term and adjustable-rate Advances by synthetically transforming the Consolidated Bonds to adjustable-rate LIBOR funding through the execution of interest rate swaps.
The maturity of Consolidated Bonds typically ranges from one year to 15 years, though it is not subject to any statutory or regulatory limit. Consolidated Bonds can be issued and distributed through negotiated or competitively bid transactions with approved underwriters or selling group members. The FHLBanks also have a TAP Issue Program for fixed-rate, non-callable (bullet) Consolidated Bonds that uses specific maturities that may be reopened daily during a 3-month period through competitive auctions. The goal of the TAP Issue Program is to aggregate frequent smaller issues into a larger bond issue that may have greater market liquidity.
We participate in the issuance of FHLBank System Consolidated Discount Notes to fund short-term Advances, adjustable-rate Advances, certain long-term fixed-rate Advances that we hedge with interest rate swaps, and short-term investments. These debt securities have maturities from one day to 360 days and are offered daily through a

Consolidated Discount Note selling group. Consolidated Discount Notes are sold at a discount and mature at par.
The interest rates and prices at which the FHLBanks are able to issue Consolidated Obligations, and their relationship to other products such as Treasury securities and LIBOR, change frequently. Rates and prices are affected by a multitude of factors including overall economic conditions; the volatility of market prices and interest rates; the level of interest rates and the shape of the Treasury curve; the level of asset swap rates and the shape of the LIBOR swap curve; supply from other issuers (including government-sponsored enterprises and other highly-rated borrowers); the interest rates and prices of other products in the market such as mortgage-backed securities, repurchase agreements, and commercial paper; investor preferences; the total liquidity, volume, timing, and characteristics of issuance by the FHLBanks; the amount and type of Advance demand from the FHLBanks’ members; political events, including legislation and regulatory action; press interpretations of market conditions and issuer news; actions by the Federal Reserve Board; the presence of inflation or deflation; and currency exchange rates. There has not been a consistent market trend that has hindered or helped the FHLBanks’ ability to issue Consolidated Obligations.
Finance Board Regulations govern the issuance of Consolidated Obligations. Finance Board Regulations prohibit any FHLBank from issuing individual debt without Finance Board approval. The FHLBanks issue Obligations through their fiscal agent, the Office of Finance. Obligations are distributed through dealers selected by the Office of Finance, using various methods including competitive auction and negotiations with individual or syndicates of underwriters. Some issuances are in response to specific inquiries from underwriters. Many Obligations are issued with the participating FHLBank(s) concurrently entering into interest rate exchange agreements with approved counterparties. In order to facilitate issuance, the Office of Finance may coordinate communication among the parties to interest rate exchange agreements. Issuance volume is not concentrated with any particular underwriter.
Although we are primarily liable for our portion of Consolidated Obligations, i.e., those issued on our behalf, for which we receive the proceeds, we also are jointly and severally liable with the other eleven FHLBanks for the payment of principal and interest on all such debt. The Obligations for which we are the primary obligor are recorded as a liability in our Statements of Condition. If we do not pay the principal or interest in full when due on any Obligation issued on behalf of our FHLBank, Finance Board Regulation prohibits us from paying dividends or redeeming or repurchasing shares of capital stock.
The Finance Board, at its discretion, may require any FHLBank to make principal or interest payments due on any Consolidated Obligation. The Finance Board’s Regulation on the joint-and-several liability provides the framework for addressing an event that an FHLBank may be unable to repay its participation in an Obligation for which it is the primary obligor. If one or more of the FHLBanks were unable to repay their participation in an Obligation, each of the other FHLBanks could be called on to repay all or part of the Obligation, as determined by the Finance Board based on a general, not specific, framework. The Finance Board has never required an FHLBank to make a payment on an Obligation on behalf of another FHLBank. However, if it did, the paying FHLBank(s) would be entitled to reimbursement from the non-complying FHLBank. If the Finance Board were to determine that the non-complying FHLBank was unable to satisfy its obligations, then the Finance Board could allocate the outstanding liability among the remaining FHLBanks on a pro rata basis in proportion to each FHLBank’s participation in all Consolidated Obligations outstanding, or on any other basis the Finance Board may determine.
Finance Board Regulations require us to maintain the following types of assets free from any lien or pledge in an amount at least equal to the amount outstanding of our participation in Consolidated Obligations:
▪	cash;

▪	obligations of, or fully guaranteed by, the United States;

▪	secured Advances;

▪	mortgages, which have any guaranty, insurance, or commitment from the United States or any agency of the United States;

▪	investments described in Section 16(a) of the Act, which, among other items, include securities that a fiduciary or trust fund may purchase under the laws of the state in which the FHLBank is located; and

▪	other securities with long-term ratings of Aaa by Moody’s or AAA by Standard & Poor’s.

The Office of Finance is also responsible for servicing the issuance of Consolidated Obligations. It also serves as one source of information for the FHLBanks on capital market developments and provided (through April 2004) the FHLBanks with credit information from the Nationally Recognized Statistical Rating Organizations (NRSROs) for unsecured credit counterparties. Since May 2004, each FHLBank has been required by the NRSROs to contract for this information separately, which we have done. The Office of Finance prepares the FHLBanks’ quarterly and annual combined financial statements. It also administers the REFCORP and the Financing Corporation (FICO), two corporations established by Congress in the 1980’s to provide funding for the resolution and disposition of insolvent savings institutions.
LIQUIDITY
The primary source of cost-efficient liquidity under normal operating environments is through participation in the issuance of the FHLBank System’s Consolidated Obligations in reaction to member demand for Mission Asset Activity. The FHLBank System is one of the largest issuers of debt in the worldwide capital markets, and its debt securities enjoy the highest ratings available from Moody’s and Standard & Poor’s, as discussed in the “Business Activities” section above (page 3). The FHLBank System has historically enjoyed flexibility in selling debt securities across a wide range of liquid structures at relatively low markups over market interest rates. Short-term liquidity is obtained primarily from the issuance of Consolidated Discount Notes, while longer-term liquidity is obtained from the issuance of Consolidated Bonds. Capital stock is a minor source of liquidity for our operations.
On a day-to-day basis, sources of liquidity (besides new debt issuance) include cash, maturities of Advances and investments, principal paydowns of mortgage assets, the ability to sell certain investments, and interest payments received. Uses of liquidity include maturities and calls of Consolidated Obligations, issuance of new Advances, purchase of loans under the Mortgage Purchase Program, purchase of investments, and payment of interest.
As another source of liquidity, under certain circumstances, the U.S. Treasury may acquire up to $4 billion of Consolidated Obligations of the FHLBank System. The terms, conditions, and interest rates are determined by the Secretary of the Treasury.
Money market investments assist in liquidity management by enabling us to easily transform assets to cash without any significant loss of value. Maintaining a money market investment portfolio helps enable us to participate in attractively priced Consolidated Obligations, on an opportunistic basis, which can then be invested in short-term liquid assets and quickly accessed to fund demand for Mission Asset Activity as needed, rather than having debt issuance dictated solely by the timing of member demand for funds. In addition, the investment portfolio provides a source of cash to meet potential Advance demand during periods of market volatility when it may not be advantageous or possible to participate in new debt issuance.
Liquidity requirements have increased substantially in the past decade as the dollar amount of Advances has increased and as the dollar volatility of Advances has accelerated. Liquidity requirements also have increased with growth in the Mortgage Purchase Program, in part because these loans typically have long commitment periods relative to those of Consolidated Obligations. On an ongoing basis we monitor the magnitude of liquidity risks and determine the sources of investments and cash available to meet statutory and regulatory liquidity requirements.
Sources and uses of liquidity, liquidity risk management, and contractual obligations outstanding are discussed further in Item 2.’s “Liquidity Risk and Contractual Obligations” section (page 126).

CAPITAL RESOURCES
Capital Plan
The Gramm-Leach-Bliley Act of 1999 (GLB Act), which amended the Act, and related Finance Board Regulations established a new capital structure for the FHLBanks. The new capital structure includes risk-based and leverage capital requirements; addresses different classes of stock that the FHLBanks are authorized to issue and the rights and preferences that may be associated with each; and requires each FHLBank to submit a Capital Plan. The Finance Board approved our Capital Plan on November 13, 2002, and we converted to our new capital structure on December 30, 2002. Our Capital Plan and the GLB Act are posted on our Web site (www.fhlbcin.com).
The Capital Plan ties the amount of capital stock each member is required to invest in the FHLBank not only to the asset size of the member but also to the amount of its Mission Asset Activity with us. An essential feature of our Capital Plan is that it permits each member, under widely available circumstances, to utilize the FHLBank’s excess stock (i.e., members’ stock that is not required for membership or capitalizing other Mission Asset Activity) to capitalize additional Mission Asset Activity. This feature enables a more efficient utilization of our capital stock. The GLB Act authorizes us to have up to two classes of stock. Each class may have sub-classes. Class A stock is conditionally redeemable with a six-month written notice from the member, and Class B stock is conditionally redeemable with a five-year written notice. Under our Capital Plan, we offer only Class B stock as described below. Capital stock is issued, redeemed, repurchased, and exchanged only at its stated par value of $100 per share and, because by law it only may be purchased by members, is not publicly traded.
The GLB Act made membership voluntary for all members. Members that withdraw their membership are not permitted to reapply for membership in any FHLBank for five years.
The GLB Act and the Finance Board Regulations define total capital for regulatory capital adequacy as the sum of permanent capital, plus the amounts paid in by members for Class A stock; any general loss allowance, if consistent with GAAP and not established for specific assets; and other amounts from sources determined by the Finance Board as available to absorb losses. The GLB Act and Finance Board Regulations define permanent capital as the amount paid in for Class B stock (including capital stock classified as equity plus mandatorily redeemable capital stock classified as a liability) plus the amount of retained earnings, as determined in accordance with the regulatory capital provisions as interpreted by the Finance Board.
Under the GLB Act and the Finance Board Regulations, we are required to satisfy three regulatory capital requirements.
▪	We are subject to risk-based capital rules, as detailed in Item 2.’s “Role of the Capital Plan in Risk Management” section (page 128). Only permanent capital can satisfy the risk-based capital requirement.

▪	We must maintain a four percent minimum capital-to-assets ratio.

▪	We must maintain a five percent minimum leverage ratio of capital divided by total assets, which includes a 1.5 weighting factor applicable to permanent capital.
We are not permitted to redeem or repurchase any of our capital stock in the following circumstances:
▪	if we are not, or would not be upon the redemption or repurchase, in compliance with any of these capital requirements; or

▪	if the Finance Board, or our Board of Directors, determines that we have incurred, or are likely to incur, losses that result in, or are likely to result in, charges against capital, even if we comply with our minimum capital requirements.
Therefore, a member’s right to have its capital stock redeemed is conditional on the FHLBank maintaining all of its capital requirements.
Class B stock is issued to meet membership and activity stock purchase requirements. Membership stock is the actual number of Class B shares required to become a member and maintain membership. Membership stock capitalizes our non-Mission Activity Assets including an assumption of a minimum amount of liquidity. The membership stock requirement is a percentage or range of percentages of each member’s total assets. The current range of percentages is from 0.03 percent to 0.15 percent and varies inversely to each member’s total assets. The membership stock requirement is computed at least annually.
A member may also be required to hold activity stock, which is stock that capitalizes Mission Asset Activity with us. For this purpose, Mission Asset Activity includes Advances, guaranteed funds and rate Advance commitments (GFR), and Mandatory Delivery Contracts under the Mortgage Purchase Program that occurred after implementation of the Capital Plan. After satisfying its membership stock requirement, each member must maintain an amount of Class B activity stock that results in it meeting or exceeding a minimum percentage (Mission Asset Activity times the applicable minimum percentage) for each activity type as shown below.

Mission Asset Activity	Minimum Percentage	Maximum Percentage
Advances	2%	4%
GFR	2	4
Mortgage Purchase Program	0	4
An essential feature of our Capital Plan is the concept of cooperative capital. If a member owns more stock than needed to satisfy the membership stock requirement and the maximum activity stock percentage for each Mission Asset Activity type, the additional stock is designated as the member’s excess stock. The FHLBank’s total unrestricted excess stock is defined as total Class B stock minus:
▪	total membership stock;

▪	total activity stock calculated at the member’s maximum activity stock percentages;

▪	excess shares created by the most recently paid dividend that are reserved for exclusive use by each member for one quarter after the dividend payment; and

▪	shares subject to redemption and withdrawal notices.
The FHLBank capitalizes all Mission Asset Activity at a rate of 4.00 percent, either through the requirement of a purchase of additional activity stock by members or a utilization of our unrestricted excess stock to the activity stock account. After exhausting its own excess stock, a member may normally utilize our total unrestricted excess stock to capitalize incremental Mission Asset Activity, at a rate equal to the applicable maximum percentage, as long as it maintains the minimum activity stock percentages. In this way, the member’s total activity stock as a percent of its total outstanding Mission Asset Activity may be below the FHLBank’s required minimum 4 percent capital-to-assets ratio. However, an individual member may not use more than $200 million of the FHLBank’s unrestricted excess stock.
We track members’ use of stock on our internal accounts. A member’s use of our unrestricted excess stock is not allocated to the member’s activity stock account and is not transferred to the capital stock account of that member. If at any time our unrestricted excess stock should decrease to a level we deem to be too low, we may require members to purchase additional shares of stock, at a rate up to the applicable maximum activity stock percentages, to capitalize incremental Mission Asset Activity.
The GLB Act affirmed that our retained earnings are owned proportionately by the current holders of Class B stock. The holders’ interest in the retained earnings is realized at the time we periodically declare dividends or at such time as the FHLBank is liquidated.
We believe the Capital Plan enhances our safety and soundness, strengthens our cooperative structure, enables members to better plan their capital stock investment, Advances and Mortgage Purchase Program activity, and augments the flexibility of our management of capital and market risk. Cooperative capital also better enables us to preserve our traditional practice of paying dividends as additional shares of stock rather than cash. The Capital Plan’s ability to reduce excess stock faster than under the prior capital rules means we have less pressure to repurchase excess stock or pay cash dividends as ways to manage leverage and ensure competitive dividends.

Compared to the prior capital rules, cooperative capital enables us to increase capital leverage faster, which would be expected to result in higher dividends on average over time.
Finally, cooperative capital better aligns the interests of heavy users of FHLBank services with light users by enhancing the dividend, by not requiring stock purchases to capitalize the Mortgage Purchase Program and partially capitalizing Advances, and by promoting flexibility in the management of dividend rates versus Advance rates and mortgage prices.
Additional information on the Capital Plan is found in Item 2.’s “Capital Resources” and “Role of the Capital Plan in Risk Management” sections (pages 84 and 128, respectively).
Retained Earnings
In July 2004, the Board of Directors formally adopted a Retained Earnings Policy. The Policy establishes a range of required retained earnings that we believe are sufficient to help ensure that dividend payments are competitive and stable over time and to help protect members’ capital investment in the FHLBank against impairment risk. (Impairment risk is defined as severe earnings losses that exceed the amount of our retained earnings for a period of time determined to be other than temporary and which could force members to write down the par value of their stock investment in our FHLBank.) The policy also establishes a time schedule for increasing the amount of retained earnings to within this range. The reasons for adopting the Policy and an analysis of retained earnings are discussed in the “Retained Earnings” subsection (page 87) of Item 2.’s “Capital Resources” section.
Decisions on changes in the amount of retained earnings are made by the Board of Directors in the context of consistency with paying competitive dividend rates and ensuring that members’ stock investment does not become impaired. There is not a priority over dividend payments versus growth in retained earnings, or vice-versa. The appropriate level and change in retained earnings and dividends are considered jointly because both are important sources of member value and capital management. Increasing retained earnings at the expense of providing members a competitive long-term dividend return could result in unintended consequences of a reduction in Mission Asset Activity, a decrease in stock balances, and deterioration in the long-term total return of stockholders’ investment. Raising dividends at the expense of having an inadequate amount of retained earnings could lower the quality of members’ stock investment.
REGULATORY OVERSIGHT, AUDITS AND EXAMINATIONS
The Finance Board supervises and regulates the FHLBanks. It is an independent agency in the executive branch of the United States government and comprised of a five-member board. The President of the United States appoints four board members to serve seven-year terms with the advice and consent of the Senate. The fifth member of the board is the Secretary of the Department of Housing and Urban Development or the Secretary’s designee. The Finance Board’s sole support is through assessments from the 12 FHLBanks; no tax dollars or other governmental appropriations fund the operations of the Finance Board or the FHLBanks.
The Finance Board promulgates Regulations governing the operations of the FHLBanks. Based on these Regulations and its oversight responsibilities, the Finance Board is charged with ensuring that each FHLBank:
▪	carries out its housing and community development finance mission;

▪	remains adequately capitalized;

▪	operates in a safe and sound manner; and

▪	complies with its Regulations.
While each FHLBank has substantial discretion in governance and operational structure, the Finance Board has maintained broad supervisory authority over the FHLBanks. This includes, but is not limited to, the power to remove for cause any director, officer, employee, or agent of an FHLBank, and to issue and serve a notice of charges upon an FHLBank or any executive officer or director to stop or prevent any unsafe or unsound practice or violation of any applicable law, order, rule, regulation, or condition imposed in writing.
To carry out these responsibilities, the Finance Board conducts annual on-site examinations, as well as periodic on- and off-site reviews, of each FHLBank. Additionally, we are required to submit monthly financial information to the Finance Board on our financial condition and results of operations. Penalties for non-compliance with Finance Board Regulations are not specified in the Regulations and are at the discretion of the Finance Board. Regulations prohibit the public disclosure of examination results.
An independent registered public accounting firm audits our annual financial statements in accordance with GAAP and using the standards issued by the Public Company Accounting Oversight Board. The FHLBanks, the Finance Board, and Congress all receive the audit reports. We must submit annual management reports to Congress, the President of the United States, the Office of Management and Budget, and the Comptroller General. These reports include a statement of financial condition, a statement of operations, a statement of cash flows, a statement of internal accounting and administrative control systems, and the report from the independent registered public accountants on the financial statements.
The Comptroller General has authority under the Act to audit or examine the Finance Board and the FHLBanks and to decide the extent to which they fairly and effectively fulfill the purposes of the Act. Furthermore, the Comptroller General may review any audit, or conduct its own audit, of the financial statements of an FHLBank conducted by an independent registered public accounting firm. The Comptroller General must report the results of any such audit review and provide recommendations to the Congress, the Office of Management and Budget, and the FHLBank that was reviewed.
See Item 2.’s “Legislative and Regulatory Developments” (page 67) within the “Management Discussion and Analysis” for details related to our filing a Form 10 registration statement with the Securities and Exchange Commission (SEC) pursuant to the Securities Exchange Act of 1934 (Exchange Act).
RISK MANAGEMENT
Finance Board Regulations charge our Board of Directors with the responsibility for monitoring, overseeing, and controlling all corporate risks and establishing corporate objectives regarding risk tolerances and financial performance expectations. The Board of Directors has delegated to senior management the responsibility for actively managing and controlling these risks on a continuous basis. The framework within which we manage these risks is comprised of two general categories:
▪	The Board of Directors must adopt, have in place at all times, and review annually a Risk Management Policy that establishes policies and procedures addressing exposure to market risk, credit risk, liquidity risk, operational risk, and business risk. These policies and procedures must comply with all Finance Board Regulations and must be designed to achieve continuing compliance with safe and sound operations. The Risk Management Policy also requires senior management to perform annually, in writing, a thorough assessment of all material risks, which our Board of Directors reviews.

▪	The Board of Directors must have in place at all times a Strategic Business Plan that describes how our business activities will achieve our mission and manage our risks.
The Risk Management Policy has several components. The Credit Policy Manual specifies policies and procedures to manage secured credit risk. The Mortgage Purchase Program Manual addresses policies and procedures to manage this program, plus management of its credit risk. The Financial Management Policy specifies policies and procedures for managing market risk, unsecured credit risk, capital leverage, liquidity, and derivatives activity. The Business Resumption Contingency Plan addresses policies and procedures for operational risk and disaster recovery situations.

The Risk Management Policy and the Strategic Business Plan, as well as our cooperative business model, are intended to ensure low risk exposures from ongoing operations in the following broad ways:
▪	by defining permissible lines of business;

▪	by limiting the kinds of assets we may hold and the kinds of hedging and financing arrangements we may use;

▪	by strictly limiting the amount of market risk, credit risk, liquidity risk, and accounting risk to which we may be exposed;

▪	by requiring strict adherence to internal controls, adequate insurance coverage, and tested and high quality information systems; and

▪	by emphasizing the anticipation of and responses to business risk.
Detailed discussion of our risk management policies and strategies is in Item 2.’s “Quantitative and Qualitative Disclosures about Risk Management” section (page 106).
USE OF DERIVATIVES
As with our participation in debt issuances, two primary reasons we use derivatives are to:
▪	hedge market risk exposure; and

▪	provide intermediation between the preferences of the capital markets for the kinds of debt securities in which they want to invest and the preferences of member institutions for the kinds of Advances they want to hold and the kinds of mortgage loans they want to sell.
Finance Board Regulations and our Financial Management Policy establish guidelines for the execution and use of derivative transactions. Permissible derivatives include interest rate swaps, swaptions, interest rate cap and floor agreements, calls, puts, and futures and forward contracts executed as part of our market risk management and financing. We are prohibited from trading in or the speculative use of these instruments and have limits for derivatives’ credit risk. We account for all derivatives at fair value in accordance with SFAS 133.
We engage in derivative transactions to complement our participation in debt issuance in hedging the market risk exposure of certain Advances and mortgage assets. Market risk includes the risks related to:
▪	movements in interest rates;

▪	changes in actual and expected mortgage prepayment speeds;

▪	changes in the relationship between short-term and long-term interest rates (i.e., the slope of the Treasury, LIBOR, and Consolidated Obligation yield curves);

▪	changes in the relationship between FHLBank System debt spreads and other interest rate indices, primarily LIBOR and U.S. Treasury yields;

▪	changes in the relationship between FHLBank System debt spreads and mortgage yields; and

▪	changes in the relationship between fixed rates and variable rates.
The most common ways we use derivatives are to:
▪	preserve a favorable interest rate spread between the yield of an asset and the cost of the supporting Consolidated Obligations. Without the use of derivatives, this interest rate spread could be reduced or eliminated if the structures of the asset and Consolidated Obligations do not have similar characteristics such as maturity and the level and characteristic of the interest rates (e.g., fixed/variable terms);

▪	reduce funding costs by executing a derivative concurrently with the issuance of Consolidated Bonds;

▪	fund and hedge below-market rate Advances (e.g., Convertible Rate Advances) where our members have sold us options embedded within the Advances;

▪	mitigate the adverse earnings effects from the contraction or extension of the cash flows from mortgage assets with prepayment options we have sold; and

▪	hedge the market risk associated with timing differences in the settlement of commitments in the Mortgage Purchase Program and Consolidated Obligations.
Because we have a cooperative business model, our Board of Directors has emphasized the importance of minimizing economic and GAAP earnings volatility from the use of derivatives. Our strategy is to evaluate derivative transactions on an economic basis so they are expected to closely offset changes in the market values of the designated balance sheet instruments. We have not executed any derivatives to hedge market risk on a macro, or whole, balance sheet level, nor do we currently have plans to do so. We also have not executed derivative transactions to hedge the market risk of mortgage assets, nor do we currently have plans to do so, except for the commitment period of Mandatory Delivery Contracts in the Mortgage Purchase Program.
Our current practices of using derivatives have historically created minimal GAAP earnings volatility because the terms and characteristics of the derivatives exactly, or closely, mirror those of the on-balance-sheet instruments hedged. This close relationship between the terms and characteristics of the derivatives and hedged instruments also means that the accounting earnings recognition of our use of derivatives tends to be in the same period in which we experience the economic impact.
MEMBERSHIP TRENDS
Membership in the FHLBank has stabilized in recent years after a period of rapid expansion in the early 1990s. This earlier growth was a result of the FIRREA legislation of 1989 that made commercial banks and credit unions eligible for membership in the FHLBank System, which augmented the number of members from the System’s traditional thrift membership base. Membership eligibility for insurance companies was included in the original 1932 legislation. FHLBank membership grew from 345 in 1990 to 731 at year-end 1996. From 1997 to the present, membership has remained steady in the mid-700s. During this more recent period, the number of new members has been offset by a similar number of exiting members due to mergers and acquisitions.
On September 30, 2005 we had 740 member stockholders. During the first three quarters of 2005, 16 institutions purchased their membership stock, while 30 were lost due to mergers or relocations, producing a net loss of 14 member stockholders. Of the 30 membership losses, 20 were merged with other Fifth District members, nine merged with institutions outside of the Fifth District, and one relocated to another FHLBank District. In the second quarter, two of our larger members were acquired by non-Fifth District financial institutions, which is discussed further in “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three- and Nine-Month Periods Ended September 30, 2005 and 2004 — Capital Resources.” However, there was only a small direct impact on Mission Asset Activity balances due to these mergers, which resulted in a minimal impact on earnings performance.
The following table shows the number of member stockholders according to charter type for the period-ends presented.

	September 30,	December 31,
	2005	2004	2003	2002
Commercial Banks	500	516	521	521
Thrifts and Savings Banks	142	148	157	164
Credit Unions	94	87	75	61
Insurance Companies	4	3	2	1

Total Member Stockholders	740	754	755	747

At the end of the third quarter of 2005, 89 percent of all eligible commercial banks, 99 percent of all eligible thrifts and savings banks, and 49 percent of eligible credit unions with assets above $25 million were member stockholders. We will continue to recruit those non-member financial institutions that satisfy FHLBank eligibility requirements in an effort to expand our membership base.

The table below provides a summary of member stockholders by asset size for year-ends 2002 through 2004 and the end of the third quarter of 2005. On September 30, 2005, the composition of membership by state was Ohio with 312, Kentucky with 237, and Tennessee with 191. The 2005 asset cap for a member to qualify as a Community Financial Institution is $567 million.

	September 30,	December 31,
Member Asset Size (1)	2005	2004	2003	2002
Up to $100 million	299	301	310	336
> $100 up to $500 million	361	370	368	338
> $500 million up to $1 billion	41	41	39	36
> $1 billion	39	42	38	37

Total Member Stockholders	740	754	755	747

(1)	The above September 30, 2005 membership numbers reflect members’ assets as of June 30, 2005 except for insurance company members whose assets are as of December 31, 2004.
COMPETITION
Numerous economic and financial factors influence the competition for wholesale lending to members. The most important factor that affects Advance demand is the general availability of competitively-priced local retail deposits, which most members view as their primary funding source, in amounts and maturity structures that meet members’ funding needs. While retail deposits may be readily available, the maturities are usually shorter-term (less than three years) and could produce interest rate risk exposure for those members that hold a material amount of longer-term assets, such as fixed-rate mortgages. In such cases, members commonly use longer-term Advances to manage interest rate risk exposure by reducing the repricing gap between assets and liabilities.
Due to the difference in asset size and resources, smaller members typically do not have access to certain funding sources that may be available to larger members. While both small and large members typically have access to brokered deposits, repurchase agreements and public unit deposits, large members also have access to subordinated debt and commercial paper facilitated through the national and global credit markets. Public unit deposits compete with Advances as an alternative funding source for members. However, the use of such deposits typically requires the pledging of securities or other acceptable forms of collateral, including our Letters of Credit, to the public unit. As a result, public unit deposits can suppress Advance activity but at the same time stimulate the use of our Letters of Credit.
Some of our large asset member holding companies hold membership(s) in other FHLBanks through affiliates chartered in another FHLBank district. Other of our large asset member holding companies could relatively easily initiate memberships in other FHLBank districts, either with or without altering their organizational structure. Most of our small asset members do not have a sufficient holding company structure to support multiple FHLBank memberships.
Access to Mission Asset Activity and dividends on capital stock holdings is available through each FHLBank membership. The ability of some members to have multiple FHLBank memberships under the same holding company enables the member to consider the most attractive pricing and characteristics of Mission Asset Activity. The resulting competition among one or more FHLBanks for the business of multiple-membership institutions is similar to the competition that FHLBanks have with other providers of wholesale funding and other investors in mortgages. There are also the added considerations of the dividends on the capital stock investment in the context of the FHLBank System’s cooperative ownership structure, the perceived safety and soundness of other FHLBanks, the quality of FHLBanks’ capital plans, and members’ evaluation of the actual or perceived benefits of diversifying business relationships among FHLBank memberships. We regularly monitor, to the extent possible, the pricing and offerings of Mission Asset Activity, the dividend and earnings performance, and the quality of other FHLBanks’ capital plans. We work to foster and maintain positive long-term business relationships between our FHLBank and our members.

We consider our competition for Mission Asset Activity with retail deposit sources, investment banks, and other GSEs to be more intense, as a whole, than with other FHLBanks. Although we do not currently have a process to track a comprehensive listing of the amount of Advances and stock held by affiliates of our large asset members that have memberships with other FHLBanks, we are considering the feasibility of implementing a process. Such a listing may be difficult to develop, particularly given that some of our member institutions are associated with foreign holding companies or do not provide public filings. In addition, the ability of financial institution holding companies to quickly create new affiliates could have implications for the FHLBank’s membership and activity usage. This fact makes analysis of institutions’ current membership statuses across the FHLBank System an incomplete gauge to determine the potential extent of competition with other FHLBanks.
The primary competitors for the loans we are currently permitted to purchase under the Mortgage Purchase Program are other housing government-sponsored enterprises (Fannie Mae, Freddie Mac), government agencies (Ginnie Mae), and other FHLBanks and private issuers. We compete primarily based on price, products, and services. Fannie Mae and Freddie Mac in particular have long-established and efficient programs and are the dominant purchasers of residential conforming fixed-rate conventional mortgages. In addition, a number of private financial institutions have established securitization programs over the years, which reduces the amount of mortgages available for sale to other institutions.
With regard to the issuance of Consolidated Obligations, the FHLBank System competes primarily with the other government-sponsored housing enterprises as well as other entities that issue unsecured debt in the national and global markets, including the United States government. Competition revolves around the following factors:
▪	interest rates offered on debt;

▪	the market’s perception of the credit quality of the issuing institutions regarding the ability to make timely principal and interest payments;

▪	the market’s perception of the liquidity of debt;

▪	the types of debt structures offered, including the issuance of debt linked with the concurrent execution of derivatives; and

▪	the effectiveness of marketing and executing the various debt structures to meet investors’ needs for diversification in their holdings.
PERSONNEL
As of September 30, 2005, we had 163 full-time employees and four part-time employees. Our employees are not represented by a collective bargaining unit.
TAXATION
Although we are exempt from all federal, state, and local taxation other than real property taxes, we are obligated to make payments to the Resolution Funding Corporation (REFCORP — see Note 1 of the Notes to Financial Statements on page 182) in the amount of 20 percent of net earnings after operating expenses and Affordable Housing Program expense but before charges for the REFCORP. REFCORP was established by an Act of Congress in 1989 to help facilitate the U.S. government’s bailout of insured depositors of failed financial institutions. The REFCORP assessments are used by the Treasury to pay a portion of the annual interest expense on long-term obligations issued to finance a portion of the cost of the bailout. Principal of those long-term obligations is paid from a segregated account containing zero-coupon U.S. government obligations, which were purchased using funds that Congress directed the FHLBanks to provide for that purpose.
In addition, annually the System must set aside for the Affordable Housing Program the greater of $100 million, or 10 percent, of the current year’s aggregate income before charges for the Affordable Housing Program and interest related to mandatorily redeemable capital stock but after expenses for REFCORP. Currently, the combined assessments for REFCORP and the Affordable Housing Program are the equivalent of a 26.8 percent effective annualized net tax rate. Despite our tax exempt status, any cash dividends issued by us to members are taxable dividends to the members and do not benefit from the corporate dividends received exclusion.

Item 2. Financial Information.
SELECTED FINANCIAL DATA
The following table presents selected balance sheet information (based on book balances), income statement data and financial ratios for the interim periods ended September 30, 2005 and 2004.

	September 30,	December 31,
(Dollars in thousands)	2005	2004
BALANCE SHEET DATA:
Total assets	$75,848,282	$76,576,528
Advances	43,409,426	41,300,942
Mortgage loans held for portfolio, net	8,674,290	8,370,495
Investments (1)	23,477,834	26,654,963
Deposits	950,982	1,031,641
Consolidated Obligations (2)	69,772,166	70,450,665
Mandatorily redeemable capital stock	410,119	34,344
Affordable Housing Program	87,218	88,919
Payable to REFCORP	13,953	15,110
Capital stock — Class B putable	3,456,794	3,799,852
Retained earnings	194,766	167,540
Total capital	3,649,300	3,963,163

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
INCOME STATEMENT DATA:
Net interest income (3)	$87,964	$88,703	$245,027	$220,502
Provision for credit losses on mortgage loans	—	—	—	—

Net interest income after provision for credit losses on mortgage loans	87,964	88,703	245,027	220,502

Other income	(1,164)	9,349	439	32,791
Other expenses	10,280	8,818	31,527	27,516

Income before assessments	76,520	89,234	213,939	225,777

Assessments	20,707	23,708	57,360	59,981

Net income	$55,813	$65,526	$156,579	$165,796

Dividends paid in stock	$41,910	$39,260	$129,241	$111,400
Dividends paid in cash	38	37	112	205

Total dividends paid	$41,948	$39,297	$129,353	$111,605

Weighted average dividend rate (5)	4.88%	4.25%	4.75%	4.08%
Return on average equity	6.13	6.83	5.46	5.87
Return on average assets	0.29	0.31	0.26	0.28
Average net interest margin (3) (6)	0.45	0.43	0.41	0.37
Capital-to-assets ratio at period end	4.81	4.65	4.81	4.65
Average capital-to-assets ratio	4.67	4.59	4.83	4.70
Operating expense to average assets	0.044	0.034	0.042	0.036

(1)	Investments include interest-bearing deposits in banks, securities purchased under agreements to resell, Federal funds sold, trading securities, available-for-sale securities, and held-to-maturity securities.

(2)	The 12 FHLBanks have joint and several liability for the par amount of all of the Consolidated Obligations issued on their behalves. The par amount of the outstanding Consolidated Obligations of all 12 FHLBanks was as follows (in millions):

September 30,	December 31,
2005	2004
$920,369	$869,242

(3) Includes Advances-related items of (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
SFAS 133 basis adjustments (4)	$(363)	$(9,511)	$(1,082)	$(28,329)
Prepayment fees on Advances, net	97	32,478	294	49,626

Total	$(266)	$22,967	$(788)	$21,297

(4)	Amortization of basis adjustments on modified hedge relationships decreased “Net interest income” and increased the gain on SFAS 133 market adjustments in “Other income” by these amounts.
(5)	Weighted average dividend rates are dividends paid in stock and cash divided by the average number of shares of capital stock eligible for dividends.
(6)	Net interest margin is net interest income as a percentage of average earning assets.

The following table presents selected balance sheet information (based on book balances), income statement data and financial ratios for the five years ended December 31, 2004.

	Year Ended December 31
(Dollars in thousands)	2004	2003	2002	2001	2000
BALANCE SHEET DATA:
Total assets	$76,576,528	$77,143,574	$71,070,673	$61,300,722	$55,617,469
Advances	41,300,942	43,129,143	40,063,195	35,222,620	31,934,509
Mortgage loans held for portfolio, net	8,370,495	8,101,158	3,766,684	566,334	30,654
Loans to other FHLBanks	—	—	—	100,000	—
Investments (1)	26,654,963	25,610,320	26,808,247	25,084,378	23,146,579
Deposits	1,031,641	1,413,057	2,332,278	1,635,000	1,135,858
Consolidated Obligations (2)	70,450,665	69,804,325	63,033,687	55,167,796	51,076,233
Mandatory redeemable capital stock	34,344	—	—	—	—
Affordable Housing Program	88,919	85,632	82,213	75,183	65,957
Payable to REFCORP	15,110	11,770	12,432	11,912	13,043
Capital stock — putable	3,799,852	3,645,253	3,548,001	3,197,393	2,789,202
Retained earnings	167,540	92,150	64,708	42,940	52,201
Total capital	3,963,163	3,733,673	3,611,244	3,239,811	2,840,692

INCOME STATEMENT DATA:
Net interest income (3)	$301,758	$227,668	$264,646	$273,262	$281,566
Provision for credit losses on mortgage loans	—	—	—	—	—

Net interest income after provision for credit losses on mortgage loans	301,758	227,668	264,646	273,262	281,566

Other income	43,876	36,026	4,226	7,235	3,579
Other expenses	36,448	31,287	25,942	22,886	22,249

Income before assessments	309,186	232,407	242,930	257,611	262,896

Assessments	82,139	61,659	64,451	68,100	69,748

Income before cumulative effect of change in accounting principle	227,047	170,748	178,479	189,511	193,148
Cumulative effect of change in accounting principle (5)	—	—	—	(926)	—

Net income	$227,047	$170,748	$178,479	$188,585	$193,148

Dividends paid in stock	$151,415	$143,153	$156,268	$197,662	$186,342
Dividends paid in cash	242	153	443	184	161

Total dividends paid	$151,657	$143,306	$156,711	$197,846	$186,503

Weighted average dividend rate (6)	4.13%	4.00%	4.63%	6.72%	7.35%
Return on average equity	5.97	4.66	5.17	6.22	7.25
Return on average assets	0.28	0.22	0.27	0.32	0.36
Average net interest margin (3) (7)	0.38	0.30	0.40	0.47	0.54
Capital-to-assets ratio at period end	5.18	4.84	5.08	5.29	5.11
Operating expense to average assets	0.035	0.032	0.032	0.034	0.036

(1)	Investments include interest-bearing deposits in banks, securities purchased under agreements to resell, Federal funds sold, trading securities, available-for-sale securities, and held-to-maturity securities.

(2)	The 12 FHLBanks have joint and several liability for the par amount of all of the Consolidated Obligations issued on their behalves. See Note 12 of the Notes to Financial Statements for additional detail and discussion related to Consolidated Obligations (page 199). The par amount of the outstanding Consolidated Obligations of all 12 FHLBanks was as follows (in millions):

		$869,242	$759,529		$680,695		$637,332		$614,065
(3)	Includes Advances-related items of (in thousands):
	SFAS 133 basis adjustments (4) Prepayment fees on Advances, net	$(37,560 69,244)	$(24,718 29,817)	$	— 26,341	$	— 2,474	$	— 757

	Total	$31,684	$5,099		$26,341		$2,474		$757

(4)	Amortization of basis adjustments on modified hedge relationships decreased “Net interest income” and increased the gain on SFAS 133 market adjustments in “Other income” by these amounts.
(5)	We adopted SFAS 133 as of January 1, 2001, and recorded a net gain of $2.1 million on trading securities and a $3.0 million net realized and unrealized loss on derivatives and hedging activities.
(6)	Weighted average dividend rates are dividends paid in stock and cash divided by the average number of shares of capital stock eligible for dividends.
(7)	Net interest margin is net interest income as a percentage of average earning assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.
Contents

Forward-Looking Information	26

For the Three- and Nine-Month Periods Ended September 30, 2005 and 2004

Executive Summary and Outlook	27

Update on Legislative and Regulatory Developments	29

Conditions in the Economy and Financial Markets	29

Analysis of Financial Condition and Outlook	31

Results of Operations	43

Quantitative and Qualitative Disclosures about Risk Management	55

For the Years Ended December 31, 2004, 2003, and 2002

Executive Summary	66

Legislative and Regulatory Developments	67

Risk Factors	68

Conditions in the Economy and Financial Markets	69

Analysis of Financial Condition and Outlook	71

Results of 2004 Operations and Outlook	89

Summary of 2003 Financial Condition and Results of Operations	105

Quantitative and Qualitative Disclosures about Risk Management	106

Critical Accounting Policies and Estimates	130
EX-3.1
EX-3.2
EX-4
EX-10.1.A
EX-10.1.B
EX-10.2
EX-10.3
EX-10.4
EX-10.5
EX-10.6
EX-10.7
EX-10.8
EX-12

FORWARD-LOOKING INFORMATION
This document contains forward-looking statements that describe the objectives, expectations, estimates, and assessments of the FHLBank. These statements use words such as “anticipates,” “expects,” “believes,” “could,” “estimates,” “may,” and “should.” By their nature, forward-looking statements relate to matters involving risks or uncertainties, some of which we may not be able to know, control, or completely manage. Actual future results could differ materially from those expressed or implied in forward-looking statements or could affect the extent to which we are able to realize an objective, expectation, estimate, or assessment. Some of the risks and uncertainties affecting our forward-looking statements include the following:
▪	the effects of economic and market conditions on demand for Advances and mortgage assets, including changes in economic growth, interest rates, interest rate spreads, interest rate volatility, mortgage origination and prepayment activity;

▪	the demand for Advances resulting from changes in members’ merger and consolidation activity, deposit flows and credit demands;

▪	political events, including legislative, regulatory, judicial, or other developments that could affect the FHLBank, our members, counterparties, and/or investors in the FHLBank System’s Consolidated Obligations;

▪	competitive forces, including those related to other sources of funding available to members, purchases of mortgage loans and issuance of Consolidated Obligations;

▪	the ability to attract and retain skilled individuals;

▪	the ability to sufficiently develop and support technology and information systems to effectively manage the risks we face;

▪	changes in investor demand for Consolidated Obligations and/or in the terms of derivatives;

▪	the timing and volume of market activity;

▪	the ability to successfully manage new products and services;

▪	the volatility of market prices, rates, and indices that could affect the value of collateral we hold as security for member obligations and/or for counterparties to derivatives;

▪	the risk of loss arising from litigation filed against us or one or more of the other FHLBanks; and

▪	inflation and deflation.
The FHLBank does not undertake any obligation to update any forward-looking statements made in this document.

Management’s Discussion and Analysis of Financial Condition and Results of Operations For the Three- and Nine-Month Periods Ended September 30, 2005 and 2004
EXECUTIVE SUMMARY AND OUTLOOK
The balance of Mission Asset Activity on September 30, 2005 was $53.27 billion, an increase of $2.59 billion (5.1 percent) over year-end 2004. The principal balance of Advances on September 30, 2005 was $43.25 billion, a growth of $2.33 billion over year-end 2004, while the year-to-date average principal balance of Advances was $45.06 billion. The amount and composition of Advances continued to be volatile. The daily volatility of Advance balances increased in the first three quarters of 2005 compared to 2004. We believe the ability of members to quickly and cost-effectively change how they use Advances is a significant source of value from membership.
The Mortgage Purchase Program continued the trend of modest purchases that began in 2004, due primarily to a relatively small amount of originations of the types of fixed-rate mortgages we are permitted to purchase. We believe that in 2004 and the first nine months of 2005, the Program’s rate of growth, given its current level of balances, was consistent with our cooperative business model and the features of our Capital Plan. The outstanding principal balance of the Program at September 30, 2005 was $8.58 billion, an increase of $0.31 billion (3.7 percent) over year-end 2004. We executed $1.61 billion of new mortgage purchase commitments in the first nine months of the year, while principal paydowns totaled $1.31 billion.
Our primary indicator of profitability is ROE, which averaged 5.46 percent in the first three quarters of 2005. In the same period, we paid stockholders a 4.75 percent annualized stock dividend as a return on their capital investment in our FHLBank. This dividend rate paid was 1.45 percentage points above the 3.30 percent average 3-month London InterBank Offered Rate (LIBOR), compared with a dividend paid spread of 2.69 percentage points for the first nine months of 2004 and 2.51 percentage points for all of 2004. Given our cooperative business model, we believe the dividend rate paid year-to-date 2005 represented a competitive return to our member stockholders on their capital investment in our company. We also believe it was consistent with the Board of Director’s long-term dividend payable target.
As indicated by ROE exceeding the dividend rate paid, we did not distribute all of our current earnings to stockholders as a return on their capital stock investment. Therefore, the amount of retained earnings increased $27.2 million (16.3 percent) over year-end 2004. On September 30, 2005, we had $194.8 million of retained earnings. We believe the amount of retained earnings added in the first three quarters of 2005, together with those added in the prior three years, enhances protection of members’ capital investment against impairment risk, helps to ensure stable, competitive dividends in the future and provides a cushion to pay for our hurricane relief fund, described below.
The reduction in the dividend spread in the first nine months of 2005 versus the same period in 2004 was consistent with trends we normally experience when the yield curve flattens due to rising short-term interest rates. Other factors that impacted the reduction in the dividend spread include a move to reduce our market risk exposure profile, narrower incremental spreads on new mortgage assets, less leverage of capital, and a shift in the composition of Advances towards those with narrower spreads.
We withdrew our Form 10 registration statement prior to the August 29, 2005 deadline that had been established by the Finance Board to register our capital stock with the Securities and Exchange Commission (SEC). The withdrawal was prompted by certain accounting issues identified during the registration process that we were not able to resolve prior to the deadline. The issues raised an uncertainty as to what our retained earnings would be if their resolution resulted in restatement of our financial statements. The accounting issues have been resolved, and did not result in a restatement or have a material impact on our financial position and results of operations. See Note 16 to the Notes to Unaudited Financial Statements for additional information.
Due to the Form 10 withdrawal, our third quarter 2005 dividend was subject to Finance Board approval. In requiring approval of our third quarter dividend and in considering the appropriate dividend rate, the Finance Board addressed the same issues as we did in withdrawing our Form 10. A primary consideration was the uncertainty of the retained earnings position until the accounting issues were resolved. Finance Board Regulations permit us to pay dividends only from current or retained earnings. After consultation with the Finance Board, approval was obtained to pay stockholders a third quarter stock dividend of 4.875 percent, which was the same rate as paid in the second quarter of 2005.
We accrued an additional $6.8 million in the third quarter for future use in the Affordable Housing Program. We also established a $15 million fund for use over the next two years for grants to our members to assist families displaced by hurricanes in 2005 who wish to secure permanent housing opportunities.
We believe our business model is stable and will enable us to continue to achieve our mission. There are several challenges and concerns we see. The greater volatility in Advance balances over the last several years presents a business risk to continue growing the balance of our primary Mission Asset Activity in a stable, consistent fashion. Actual or potential mergers of our members, and competitive conditions, may dampen Advance demand over the long run and/or further increase its volatility, especially as a number of our large members are affiliates of holding companies chartered outside the Fifth District or own affiliates outside the Fifth District. This could either dampen growth in Advance balances, as in the case with two recent large out-of-District mergers, or offer the potential to improve growth in Advance balances if we are the beneficiary of such mergers. In both cases, we would need to manage increased volatility in our Advance balances. Significant merger activity could impact our ability to continue to pay competitive dividends. It would also cause us to consider adjustments to our Capital Plan, Retained Earnings Policy, capital stock balance, and pricing of Mission Asset Activity, all of which could have ramifications beyond the merger activity.
Because of changes in market conditions, the growth of asset purchases and balances in the Mortgage Purchase Program slowed substantially in 2004 and the first nine months of 2005, compared with 2002 and 2003. We believe the Program’s ability to continue to serve our members’ needs over the long term will depend on the successful marketing of the Program to members who currently do not actively participate in it and the development of additional products and features. We continually examine the product line and features of the Program for possible enhancements that could more fully support our members’ needs to access the secondary mortgage markets. However, given current regulatory restrictions on the kinds of residential mortgages we may purchase, we continue to be limited in the overall competitiveness of the Program and in its ability to fully serve all of our members in the secondary mortgage market.
Net spreads to funding costs on mortgage assets continued to be narrow versus historical comparison. This market condition has existed since the last quarter of 2003. The narrow spreads on mortgage assets are impacting earnings and the competitiveness of our pricing of the Mortgage Purchase Program. We continually assess the competitiveness of the pricing of this Program within the contexts of our cooperative business model and the tradeoffs between balancing the expansion of Mission Asset Activity, the economic use of capital to support assets, the risk-adjusted return of these assets, and our corporate goal to pay a competitive dividend return on members’ capital investment. If the narrow mortgage spreads continue indefinitely, we would expect the Program’s growth to be constrained.
We also continue to focus on expected and unexpected earnings volatility, the level of profitability, and the adequacy of retained earnings to provide a dividend stabilization reserve. The factors identified above that have affected the dividend spread in 2005 will, if they continue, result in a further narrowing of the dividend spread to 3-month LIBOR. Sharply higher short-term interest rates or falling long-term interest rates would also pressure the dividend spread. The focus on earnings and long-term market risk exposure resulted in the strategy implemented beginning in the second half of 2004 to reduce our long-term earnings exposure to sharp movements in interest rates. There is interplay among Mission Asset Activity levels, asset spreads, membership levels, capital levels, and earnings that require us to actively balance achievement of our two primary mission goals.
Finally, we are focused on the potential effects of external pressures on the primary sources that drive our ability to add value to members’ capital investment and fulfill our public mission. These sources include competitive debt costs, flexible debt issuance activity, and intermediation between our members and the capital markets through Mission Asset Activity. Pressures on the cost of funds of the FHLBank System’s Consolidated Obligations could occur from news regarding financial results, change(s) in the credit rating(s) of and/or accounting practices at other GSEs, including other FHLBanks, and the uncertainty of potential legislative changes to our regulatory environment.

UPDATE ON LEGISLATIVE AND REGULATORY DEVELOPMENTS
Proposed Legislation for Government-Sponsored Enterprises
The Senate Banking, Housing and Urban Affairs Committee and the House Financial Services Committee both passed bills, on July 28 and May 25, respectively, in the 109th session of Congress that are designed to strengthen the regulation and oversight of Fannie Mae, Freddie Mac and the FHLBanks. Both bills would create a new independent agency to oversee the housing GSEs. The full House of Representatives passed its bill, H.R. 1461, on October 26, 2005. No action has been scheduled on the Senate Floor. Dozens of witnesses have been called to testify regarding the legislation, including our FHLBank President, David H. Hehman. His testimony offered support for a regulatory structure that preserves the FHLBank System’s housing finance mission and its cooperative ownership structure. We cannot predict whether legislation ultimately will be enacted that includes the FHLBanks and, if enacted, what effect the legislation would have on the FHLBanks.
The current legislative environment and recent events at other FHLBanks are prompting the Finance Board to consider new or modified regulatory actions. We cannot predict what future actions or interpretations may result from this ongoing process.
CONDITIONS IN THE ECONOMY AND FINANCIAL MARKETS
The primary external factors that affect our net interest income are market interest rates and the general state of the economy, especially in the Fifth District states. Economic growth in the third quarter of 2005 indicated a continuation, from 2004 and the first half of 2005, of a fairly robust expansion of economic activity. After increasing 4.2 percent in 2004, inflation-adjusted Gross Domestic Product (GDP) grew in the first half of 2005 at an annualized rate of 3.6 percent and grew 4.3 percent in the third quarter. Regional surveys of business activities by the Federal Reserve indicate that the economies of the Fifth District states have expanded at similar rates to the national economy. The following tables show key market interest rates for the noted periods (obtained from Bloomberg L.P.).

	Nine Months Ended		Three Months Ended
	September 30, 2005		September 30, 2005
	Average	Ending	Average	Ending
Federal funds target	2.93%	3.75%	3.42%	3.75%
3-month LIBOR	3.30	4.07	3.77	4.07
2-year U.S. Treasury	3.67	4.17	3.94	4.17
5-year U.S. Treasury	3.92	4.19	4.02	4.19
10-year U.S. Treasury	4.21	4.33	4.20	4.33
15-year mortgage current coupon (1)	4.80	5.08	4.89	5.08
30-year mortgage current coupon (1)	5.26	5.52	5.34	5.52

	Year Ended		Nine Months Ended
	December 31, 2004		September 30, 2004
	Average	Ending	Average	Ending
Federal funds target	1.34%	2.25%	1.14%	1.75%
3-month LIBOR	1.62	2.56	1.39	2.02
2-year U.S. Treasury	2.36	3.07	2.21	2.61
5-year U.S. Treasury	3.41	3.61	3.39	3.37
10-year U.S. Treasury	4.26	4.22	4.29	4.12
15-year mortgage current coupon (1)	4.63	4.62	4.65	4.59
30-year mortgage current coupon (1)	5.30	5.25	5.34	5.25

(1)	Simple average of Fannie Mae and Freddie Mac mortgage-backed securities current coupon rates.
The trends of rising short-term interest rates and a flatter yield curve that began in the second quarter of 2004 continued in 2005. From the historically low levels reached in the first quarter of 2004, short-term interest rates have risen approximately 275 basis points, while from the end of September 2004 they have risen approximately 200 basis points. Intermediate- and long-term interest rates increased less than short-term interest rates, with the amount of increase varying inversely with the maturity term. For example, the 2-year U.S. Treasury Note rose 156 basis points since the end of September 2004, while the 5-year Note rose 82 basis points and the 10-year Note rose only 21 basis points.
However, intermediate- and long-term interest rates were more volatile than shorter-term interest rates. For example, the 5-year and 10-year U.S. Treasury Note fell moderately in the second half of 2004, rose slightly in the first quarter of 2005, fell moderately in the second quarter of 2005, and rose more sharply in the third quarter of 2005. By September 30, 2005, the 5-year U.S. Treasury Note was 82 basis points higher and the 10-year U.S. Treasury Note was 21 basis points higher than at September 30, 2004. Fixed-rate mortgage notes generally followed the trends in long-term interest rates, with the 15-year mortgage current coupon 49 basis points higher, and the 30-year mortgage current coupon 27 basis points higher, at September 30, 2005 than at September 30, 2004.
As a result of these trends, in the current rising interest rate environment the shape of the yield curve has flattened significantly. Short-term LIBOR increased more than the overnight Federal funds target rate because LIBOR tends to anticipate actions of the Federal Open Market Committee. Our earnings on short-term and adjustable-rate assets and liabilities are affected more by changes in LIBOR than Federal funds because we hold more assets, liabilities, and interest rate swaps that have coupon rates indexed to LIBOR than to Federal funds.
The changes in interest rates and in the shape of the yield curve in 2004 and 2005 affected the profile of our market risk exposure and our earnings trends in the following ways:
▪	earnings from the investment of capital increased;

▪	actual mortgage prepayment speeds (which are strongly affected by the historical evolution of interest rates, especially long-term interest rates) relative to retirement of Consolidated Obligations slowed, on average, during the second half of 2004 and the first nine months of 2005, compared with 2003 and the first half of 2004, although they were still faster in 2005 than retirements of related debt;

▪	the book yields on new mortgage assets compared to the cost of new Consolidated Obligations decreased; and

▪	the rising short-term interest rates and flatter yield curve prompted us, beginning in the second half of 2004, to reduce our market risk exposure to potential significant increases in long-term interest rates, in part because the flatter yield curve lowered the opportunity cost of reducing our market risk exposure (in terms of foregone earnings from mismatched funding).
These factors are discussed in more detail in the “Factors Affecting Net Interest Income” and “Segment Results” sections of the “Results of Operations” and in the “Market Risk” section of “Quantitative and Qualitative Disclosures about Risk Management.”

ANALYSIS OF FINANCIAL CONDITION AND OUTLOOK
Introduction: Asset Composition and Trends in Mission Asset Activity
The following tables present ending and average balance data for asset composition for major asset categories for the noted periods. Please reference these tables in the subsequent discussion of the analysis of asset trends.
Asset Composition — Ending Balances (Dollars in millions)

	September 30, 2005		December 31, 2004		September 30, 2004		September 30, 2005
		% of		% of		% of	Change From		Change From
		Total		Total		Total	December 31, 2004		September 30, 2004
	Balance	Assets	Balance	Assets	Balance	Assets	Amount	Pct	Amount	Pct
Advances
Principal	$43,253	57.0%	$40,919	53.4%	$44,997	54.3%	$2,334	5.7%	$(1,744)	(3.9)%
Other items (1)	156	0.2	382	0.6	652	0.8	(226)	(59.2)	(496)	(76.1)

Total book value	43,409	57.2	41,301	54.0	45,649	55.1	2,108	5.1	(2,240)	(4.9)

Mortgage loans held for portfolio
Principal	8,581	11.3	8,272	10.8	8,127	9.8	309	3.7	454	5.6
Other items	93	0.1	99	0.1	100	0.2	(6)	(6.1)	(7)	(7.0)

Total book value	8,674	11.4	8,371	10.9	8,227	10.0	303	3.6	447	5.4

Investments

Mortgage-backed securities
Principal	11,877	15.7	11,659	15.3	11,645	14.1	218	1.9	232	2.0
Other items	16	—	23	—	26	—	(7)	(30.4)	(10)	(38.5)

Total book value	11,893	15.7	11,682	15.3	11,671	14.1	211	1.8	222	1.9

Short-term money market
Principal	11,557	15.3	14,939	19.5	16,968	20.5	(3,382)	(22.6)	(5,411)	(31.9)
Other items	(3)	—	(4)	—	(3)	—	1	25.0	—	—

Total book value	11,554	15.3	14,935	19.5	16,965	20.5	(3,381)	(22.6)	(5,411)	(31.9)

Other long-term investments	31	—	38	—	38	—	(7)	(18.4)	(7)	(18.4)

Total investments	23,478	31.0	26,655	34.8	28,674	34.6	(3,177)	(11.9)	(5,196)	(18.1)

Total earning assets	75,561	99.6	76,327	99.7	82,550	99.7	(766)	(1.0)	(6,989)	(8.5)

Other assets	287	0.4	250	0.3	247	0.3	37	14.8	40	16.2

Total assets	$75,848	100.0%	$76,577	100.0%	$82,797	100.0%	$(729)	(1.0)	$(6,949)	(8.4)

Other Business Activity (Notional)

Letters of Credit	$1,374		$1,415		$1,945		$(41)	(2.9)	$(571)	(29.4)

Mandatory Delivery Contracts	$66		$75		$115		$(9)	(12.0)	$(49)	(42.6)

Total Mission Asset Activity (2)(Principal and Notional)	$53,274	70.2%	$50,681	66.2%	$55,184	66.6%	$2,593	5.1	$(1,910)	(3.5)

(1)	The majority of these balances are SFAS 133-related basis adjustments.

(2)	Includes Advances, mortgage loans held for portfolio, Letters of Credit and Mandatory Delivery Contracts.

Asset Composition — Average Balances (Dollars in millions)

	Nine Months Ended		Year Ended		Nine Months Ended		September 30, 2005
	September 30, 2005		December 31, 2004		September 30, 2004		Change From		Change From
		% of		% of		% of	Year Ended		Nine Months Ended
		Total		Total		Total	December 31, 2004		September 30, 2004
	Balance	Assets	Balance	Assets	Balance	Assets	Amount	Pct	Amount	Pct
Advances
Principal	$45,057	56.7%	$44,688	55.5%	$44,510	55.5%	$369	0.8%	$547	1.2%
Other items (1)	272	0.4	878	1.1	974	1.2	(606)	(69.0)	(702)	(72.1)

Total book value	45,329	57.1	45,566	56.6	45,484	56.7	(237)	(0.5)	(155)	(0.3)

Mortgage loans held for portfolio
Principal	8,311	10.5	8,092	10.1	8,087	10.1	219	2.7	224	2.8
Other items	95	0.1	106	0.1	108	0.1	(11)	(10.4)	(13)	(12.0)

Total book value	8,406	10.6	8,198	10.2	8,195	10.2	208	2.5	211	2.6

Investments

Mortgage-backed securities
Principal	11,907	15.0	11,168	13.9	11,031	13.8	739	6.6	876	7.9
Other items	19	—	27	—	28	—	(8)	(29.6)	(9)	(32.1)

Total book value	11,926	15.0	11,195	13.9	11,059	13.8	731	6.5	867	7.8

Short-term money market
Principal	13,481	17.0	15,189	18.9	15,079	18.8	(1,708)	(11.2)	(1,598)	(10.6)
Other items	(3)	—	(1)	—	(1)	—	(2)	(200.0)	(2)	(200.0)

Total book value	13,478	17.0	15,188	18.9	15,078	18.8	(1,710)	(11.3)	(1,600)	(10.6)

Other long-term investments	34	—	42	0.1	43	0.1	(8)	(19.0)	(9)	(20.9)

Total investments	25,438	32.0	26,425	32.9	26,180	32.7	(987)	(3.7)	(742)	(2.8)

Loans to other FHLBanks	13	—	57	0.1	62	0.1	(44)	(77.2)	(49)	(79.0)

Total earning assets	79,186	99.7	80,246	99.8	79,921	99.7	(1,060)	(1.3)	(735)	(0.9)

Other assets	255	0.3	249	0.2	252	0.3	6	2.4	3	1.2

Total assets	$79,441	100.0%	$80,495	100.0%	$80,173	100.0%	$(1,054)	(1.3)	$(732)	(0.9)

Other Business Activity (Notional)

Letters of Credit	$1,419		$1,803		$1,795		$(384)	(21.3)	$(376)	(20.9)

Mandatory Delivery Contracts	$166		$210		$229		$(44)	(21.0)	$(63)	(27.5)

Total Mission Asset Activity (2) (Principal and Notional)	$54,953	69.2%	$54,793	68.1%	$54,621	68.1%	$160	0.3	$332	0.6

(1)	The majority of these balances are SFAS 133-related basis adjustments.

(2)	Includes Advances, mortgage loans held for portfolio, Letters of Credit and Mandatory Delivery Contracts.
A key component of our mission is to expand the amount of Advances and loans under the Mortgage Purchase Program. Mission Asset Activity is comprised of the following:
▪	principal balance outstanding of Advances;

▪	the notional principal amount outstanding of Letters of Credit;

▪	the principal balance outstanding in the Mortgage Purchase Program; and

▪	the notional principal amount outstanding of Mandatory Delivery Contracts.
Principal balances represent the dollar amounts that members owe us on Advances, the dollar amount we will receive on mortgage loans, and the amount of Advances and mortgage loans on which we will receive coupon interest payments. Principal balances also represent the amounts on which our market risk and credit risk exposures are based. We do not consider other items (i.e., book-value adjustments) to be Mission Asset Activity because they do not represent transactions made with members and are not the basis for determining market risk and credit risk from holding assets. These other items include SFAS 133 basis adjustments, premium and discount balances, and other minor adjustments to principal in order to arrive at book values recorded on the Statements of Condition.

We define non-mission assets as the non-principal balances (i.e., “Other items” in the table above) of Advances and mortgage loans held for portfolio, the book value of investments, and other assets. Although investments do not represent Mission Asset Activity, they are important in helping us fulfill our mission by, for example, providing liquidity and supporting dividend payments.
To measure the extent of our success in achieving growth in Mission Asset Activity, we consider changes in both period end balances and period average balances. There can be large differences between changes in an asset category computed on an annual average basis and on a year-end basis. We believe that average balances of Mission Asset Activity over a period of time can provide more meaningful trend results than end-of-period balances because balances can exhibit volatility from day to day that is unrelated to trends.
As shown, the daily average dollar amount of total Mission Asset Activity for the first nine months of 2005 was virtually constant compared to the first nine months of 2004 and all of 2004. This is an indication that our overall business environment continued to be stable. By contrast, total Mission Asset Activity balances at the end of the third quarter of 2005 were $2,593 million (5.1 percent) higher than at the end of 2004 and $1,910 million (3.5 percent) lower than at the end of the third quarter of 2004. The primary reason for the differences between changes in average and ending balances is that Advances have exhibited a great deal of daily volatility.
Credit Services
The following table presents trends in Advance balances by major program type.

	September 30, 2005		June 30, 2005		March 31, 2005
(Dollars in millions)	Balance	Percent(1)	Balance	Percent(1)	Balance	Percent(1)
Short-Term and Adjustable-Rate
REPO/Cash Management	$9,604.3	22.2%	$9,240.4	21.8%	$10,234.0	22.8%
LIBOR	18,994.0	43.9	18,345.4	43.4	20,313.4	45.3

Total	28,598.3	66.1	27,585.8	65.2	30,547.4	68.1

Long-Term Fixed Rate
Regular Fixed-Rate	4,737.2	11.0	4,677.3	11.1	4,390.7	9.8
Convertible Rate (2)	7,274.7	16.8	7,372.7	17.4	7,387.7	16.5
Mortgage-Related	2,152.1	5.0	2,187.2	5.2	2,138.7	4.9

Total	14,164.0	32.8	14,237.2	33.7	13,917.1	31.2

Other Advances	491.0	1.1	458.8	1.1	335.4	0.7

Total Advances Principal	43,253.3	100.0%	42,281.8	100.0%	44,799.9	100.0%

Other Items	156.1		295.3		199.6

Total Advances Book Value	$43,409.4		$42,577.1		$44,999.5

(1)	As a percentage of total Advances principal.

(2)	Before related interest rate swaps executed to hedge these Advances.

	December 31, 2004		September 30, 2004
(Dollars in millions)	Balance	Percent(1)	Balance	Percent(1)
Short-Term and Adjustable-Rate
REPO/Cash Management	$8,524.9	20.8%	$10,620.5	23.6%
LIBOR	18,123.9	44.3	18,190.2	40.4

Total	26,648.8	65.1	28,810.7	64.0

Long-Term Fixed Rate
Regular Fixed-Rate	4,431.5	10.9	3,869.9	8.6
Convertible Rate (2)	7,395.2	18.1	9,855.3	21.9
Mortgage-Related	2,146.8	5.2	2,151.0	4.8

Total	13,973.5	34.2	15,876.2	35.3

Other Advances	296.9	0.7	310.6	0.7

Total Advances Principal	40,919.2	100.0%	44,997.5	100.0%

Other Items	381.7		651.7

Total Advances Book Value	$41,300.9		$45,649.2

(1)	As a percentage of total Advances principal.

(2)	Before related interest rate swaps executed to hedge these Advances.

The outstanding principal balance of Advances at September 30, 2005 increased $972 million (2.3 percent) compared to the second quarter of 2005, decreased $1,744 million (3.9 percent) compared to the third quarter of 2004, and increased $2,334 million (5.7 percent) compared to year-end 2004. Most of the volatility in Advances’ principal balances over the last year occurred in the two primary short-term/adjustable-rate programs and in the Convertible Rate program as members prepaid a significant amount of these Advances in the second half of 2004. The short-term/adjustable-rate programs tend to be utilized disproportionately by our larger borrowers and thus they tend to have significantly volatile balances, especially at month ends and quarter ends when some members may manage their wholesale borrowings based on activity and strategies in other parts of their balance sheets.
There were relatively few Advance prepayments subject to prepayment fees in the first nine months of 2005, totaling $533 million compared to $11,094 million in the first nine months of 2004. Most of the 2005 prepayment activity occurred in March, while in 2004 it was spread throughout the year. The gross and net amount (after subtracting termination costs of any interest rate swaps related to Advances prepaid) of prepayment fees in the first three quarters of 2005 totaled $0.3 million, compared to a gross amount of $476 million and a net amount of $49.6 million for the same period in 2004.
The percentage of members using credit services at the end of the third quarter of 2005 increased slightly to 78 percent, from 76 percent at year-end 2004. The number of Advances outstanding reached record levels during the third quarter and on September 30, 2005 we had 17,850 separate Advances outstanding.
The Letters of Credit program had a normal amount of activity in terms of new letters issued. The decrease in the outstanding notional principal amount of Letters of Credit in the first nine months of 2005, as shown on the Asset Composition tables, reflected roll-off of letters related to a merger in 2004 between two of our members.
There was a materially greater amount of daily volatility in balances in 2005 versus 2004. The daily change (in absolute value) in Advances’ principal balance averaged $868 million in the first nine months of 2005, compared to $677 million for all of 2004. Moreover, the standard deviation of the daily change in Advances’ principal was $1,117 million in the first three quarters of 2005, compared to $704 million for all of 2004. We believe the volatility of Advance balances reflects the ability of our members to quickly and efficiently change their usage of Advances without onerous financial cost and indicates a significant way we provide value to members. The volatility also presents a challenge to manage this component of Mission Asset Activity, to manage our capital position and capital requirements under our Capital Plan, and to balance Advance pricing with generating a competitive return on capital. A significant amount of Advance volatility also requires us to maintain a sizable liquidity portfolio of money market investments.
The following tables present the Advance principal balances and related weighted average interest rates for the five borrowers with the largest Advance principal balances at the selected periods.

	September 30, 2005
(Dollars in millions)		Weighted Average
	Balance	Interest Rate
Charter One Bank, N.A. (1)	$9,652	3.67%
U.S. Bank, N.A.	4,509	3.81
Ohio Savings Bank	3,923	4.02
National City Bank	3,254	4.06
Fifth Third Bank	3,045	4.02

Total of Top 5	$24,383	3.85

Total Advances (Principal)	$43,253	4.02

Top 5 Percent of Total	56%

(1)	Charles J. Koch, Chairman of the Board of Charter One Bank, is also a director (Chair) of the FHLBank. Advances made to Charter One Bank were on the same terms and rates available to other members with similar financial conditions.

	December 31, 2004
(Dollars in millions)		Weighted Average
	Balance	Interest Rate
Charter One Bank, N.A. (1)	$8,527	2.17%
Fifth Third Bank	4,345	2.77
Ohio Savings Bank	3,912	3.02
U.S. Bank, N.A.	3,208	2.28
National Bank of Commerce	2,589	2.88

Total of Top 5	$22,581	2.53

Total Advances (Principal)	$40,919	3.00

Top 5 Percent of Total	55%

(1)	Charles J. Koch, Chairman of the Board of Charter One Bank, is also a director (Chair) of the FHLBank. Advances made to Charter One Bank were on the same terms and rates available to other members with similar financial conditions.
Between the end of 2004 and September 30, 2005, there was one change in the composition of the top five Advance borrowers. National City Bank replaced the National Bank of Commerce, which rolled off a significant amount of its Advances as a result of its merger with an out-of-district institution. The five borrowers held 56 percent of Advances at the end of the third quarter, which was not materially different from concentrations in the past. Having a substantial amount of Advances concentrated with a relatively small number of members enables us to secure operating volume efficiencies, enhance the amount of capital leverage, increase dividend returns to all members within the context of our mission objectives, and provide competitively priced Advances to all members.
The weighted average interest rate (before the effect of interest rate swaps related to Advances) of the top five Advance holders increased 1.32 percentage points from year-end 2004. This increase occurred from the increases in short-term market interest rates, to which many of the Advances to these members are indexed. At September 30, 2005, the top five borrowing members had a weighted average Advance interest rate that was 0.17 percentage points below the weighted average Advance interest rate for all Advances (excluding, in each case, the effect of interest rate swaps). This difference is primarily because each of these top five members tends to utilize our short-term and adjustable-rate Advance programs to a greater degree than all members. At September 30, 2005, these borrowers had 87 percent of their Advances in REPO and LIBOR programs, versus 64 percent for all borrowers. These Advance programs tend to have lower rates of interest than longer-term fixed-rate Advance programs in an environment of an upward sloping yield curve.
Mortgage Purchase Program (Mortgage Loans Held for Portfolio)
Continuing a trend from 2004, the Mortgage Purchase Program showed modest, but steady, growth in the first nine months of 2005. We believe the Program’s growth rate in 2005, as in 2004, was consistent with our cooperative business model and Capital Plan, and consistent with a prudent expansion of this Mission Asset program from a risk perspective. Principal balances outstanding at September 30, 2005 were $8,581 million. This amount was $309 million (3.7 percent) higher than at year-end 2004 and $454 million (5.6 percent) higher than at September 30, 2004.
We purchased $694 million of loans in the third quarter of 2005 (compared with $127 million in the first quarter and $794 million in the second quarter), and executed $616 million of new Mandatory Delivery Contracts (compared to $102 million in the first quarter and $893 million in the second quarter). In the first nine months of 2005, we purchased $1,615 million of mortgage loans, compared to $1,677 million in the same period of 2004, and executed $1,611 million of new Mandatory Delivery Contracts compared to $1,502 million in the first nine months of 2004. (A Mandatory Delivery Contract is a legal commitment we make to purchase, and a Participating Financial Institution makes to deliver, a specified dollar amount of mortgage loans in the future, with a forward settlement date, at a specified range of mortgage note rates and prices.)

In the first three quarters of 2005, there were $1,305 million of principal paydowns, representing an annualized prepayment rate of 17 percent, compared to $1,536 million of principal paydowns, representing an annualized prepayment of 20 percent, for the same period in 2004.
The primary market factor responsible in 2005 for the continuation from 2004 of moderate activity in the Program was a relatively small supply of originations of the kinds of fixed-rate mortgages we are currently permitted to purchase. With rates on fixed-rate mortgage originations slightly higher, on average, since the historical lows reached in 2003, a larger proportion of new mortgages have adjustable-rate terms. We are not permitted to purchase adjustable-rate mortgages. In addition, mortgage originators have been aggressively marketing other alternatives to traditional fixed-rate mortgages such as “interest-only” loans and balloon mortgages, which we also are not permitted to purchase. Finally, refinancing activity, which generates new mortgage originations for our potential purchase, has slowed significantly since 2003 because many homeowners holding fixed-rate mortgages had refinanced during the historically low interest rate environment of 2002-2003.
We believe that the substantial increase in transactions of Mandatory Delivery Contracts in the second and third quarters of 2005, compared to the first quarter, was due to ongoing adjustments to our pricing of mortgage loans, the second quarter’s lower coupons on fixed-rate mortgages which increased the supply of those mortgages, and a slower relative growth of other GSEs’ mortgage activity in response to the market environment. Beginning in the second quarter of 2005, we adjusted our pricing of certain mortgage loans to return them to a more competitive status versus members’ secondary market alternatives. As discussed in the “Executive Summary and Outlook,” we continually assess our competitive pricing in the context of considerations of expanding Mission Asset Activity, the economic use of capital and returns on members’ capital investment.
The following table presents, as of September 30, 2005, the allocation of outstanding unpaid principal balances and Mandatory Delivery Contracts according to their mortgage note rates and the loans’ original final maturities. The Federal Housing Administration (FHA) loans include $48 million that had final maturities of other than 30 years. Therefore, approximately 75.8 percent of Mortgage Purchase Program loans and commitments had 30-year final maturities.

	Conventional				FHA (Gov’t
(Dollars in millions)	30 Year	20 Year	15 Year	Total	Guaranteed)	Total

4.00 — 4.50 Percent	$—	$—	$0.8	$0.8	$—	$0.8
> 4.50 — 5.00 Percent	0.3	1.1	418.4	419.8	1.8	421.6
> 5.00 — 5.50 Percent	256.1	143.2	852.7	1,252.0	159.2	1,411.2
> 5.50 — 6.00 Percent	2,949.5	191.9	334.1	3,475.5	820.9	4,296.4
> 6.00 — 6.50 Percent	1,150.7	40.0	41.4	1,232.1	808.4	2,040.5
> 6.50 Percent	211.6	4.1	15.4	231.1	245.8	476.9

Total	$4,568.2	$380.3	$1,662.8	$6,611.3	$2,036.1	$8,647.4

Percent of Total	52.9%	4.4%	19.2%	76.5%	23.5%	100.0%

Weighted Average
Mortgage Note Rate	5.85%	5.58%	5.21%	5.67%	5.95%	5.74%
There were changes in the allocation of balances between the end of 2004 and September 30, 2005. FHA loans decreased $379 million and conventional loans increased $680 million. Within the category of conventional loans, those with 30-year final maturities increased $875 million while those with 15-year final maturities decreased $166 million. The flatter market yield curve contributed to the origination of more 30-year than 15-year mortgages compared to environments having a steeper market yield curve.

As shown in the following table, the allocation of unpaid principal balances to members supplying 10 percent or more of total unpaid principal became more concentrated in 2005 with the largest participant in the Program.

	September 30, 2005		December 31, 2004
	Unpaid		Unpaid
(Dollars in millions)	Principal	% of Total	Principal	% of Total
National City Bank	$4,768	55.6%	$4,349	52.6%
Union Savings Bank	2,229	26.0	2,257	27.3

Total	$6,997	81.6%	$6,606	79.9%

Initial net spreads to market-risk adjusted funding costs on new Mandatory Delivery Contracts narrowed several basis points, on average, during the first nine months of 2005 compared to the same period in 2004. In September 2005, net spreads began to improve, primarily because, we believe, the yield curve steepened. However, these spreads remained below long-term historical average mortgage spreads because of the relatively weak supply of fixed-rate mortgages relative to mortgage investors’ demand for them, the general trend toward a flatter yield curve, and the low value assigned to the mortgage prepayment option as represented by relatively low expected interest rate volatility.
Housing and Community Investment
In the third quarter of 2005, we accrued $6.8 million of earnings for the Affordable Housing Program, which will be awarded to members beginning in 2006. The year’s first fundings for the Affordable Housing Program (using prior year accruals) were awarded in June. The American Dream Homeownership Challenge continued to move forward aggressively in the first three quarters of 2005. In February 2005, the Board of Directors renewed the program for 2005 and increased the 2005 grant from $1.0 million to $2.0 million, all of which is over and above our federally-mandated earnings set aside for the Affordable Housing Program. In September 2005, the Board of Directors approved establishing a voluntary $15 million fund, over and above the Affordable Housing Program, for a two-year period to provide permanent housing assistance to persons displaced by 2005’s hurricanes who wish to permanently relocate. The funds will be provided as grants of up to $20,000 per unit to our members for the acquisition, rehabilitation or new construction of rental or owner-occupied housing.
Investments
We invest in various highly rated debt and mortgage-related securities. These support our mission by providing liquidity, helping to manage market risk exposure, enhancing earnings, and supporting the housing market.
Short-term money market instruments are comprised of the following accounts reflected on the Statements of Condition: interest-bearing deposits, securities purchased under agreements to resell, Federal funds sold, and available-for-sale securities. Daily balances of short-term money market investments fluctuate due to volatility in Advances, and relative to one another depending on comparative returns and the availability of supply and issuers. As shown in the Asset Composition tables, the average book balance of money market investments was relatively stable for the first three quarters of 2005 compared to the same period in 2004, with a decrease of $1,600 million (10.6 percent). However, the ending book balance at September 30, 2005 was $5,411 million (31.9 percent) lower than at September 30, 2004 and $3,381 million (22.6 percent) lower than at year-end 2004. This reduction primarily reflected two events (both discussed below in the “Capital Resources” section and “Business Risk” section), combined with our preference to not dramatically reduce our capital-to-assets ratio (i.e., to not increase the leverage of capital):
▪	the reduction in capital from our $125 million repurchase of member excess stock in June 2005; and
▪	a relatively large movement in stock from the GAAP capital stock account to the mandatorily redeemable capital stock account.
The availability of a money market liquidity portfolio is particularly important in managing the volatility in REPO Advance balances, most of which have overnight maturities, compared to the funding of this Advance program, which tends to be concentrated in Consolidated Discount Notes that have term (i.e., less than one-month) maturities.

Because REPO balances can have substantial daily fluctuation, we use the money market portfolio to assist in providing funding and liquidity when REPO Advances increase (through money market maturities) and in providing an asset source to absorb REPO paydowns until the underlying term Discount Notes mature. Even with the reduction in money market balances noted above, we continued to have a sufficient amount of liquidity for these, and other, purposes.
Mortgage-backed securities comprise the majority of held-to-maturity securities and all trading securities on the Statements of Condition. We currently invest in the mortgage-backed securities of GSEs, government agencies, and a small amount of residential mortgage securities with private-label institutions (the securities of which carry the highest ratings available, and increased subordination), all of which on the purchase date are rated Aaa by Moody’s or AAA by Standard & Poor’s. We have held no U.S. Treasury or agency debt securities at any time since the end of 2002. We have never owned any asset-backed securities.
The average multiple of the mortgage-backed securities portfolio to regulatory capital (which includes mandatorily redeemable capital stock) was 2.95 in the first nine months of 2005, slightly above the 2.91 multiple for all of 2004 and slightly below the maximum 3.00 multiple permitted by Finance Board Regulation.
Total principal payments of mortgage-backed securities were $2,081 million in the first three quarters of 2005, for an annualized prepayment rate of 21 percent. This is compared with $2,370 million (a 25 percent annualized rate) for the first three quarters of 2004 and a 23 percent rate for all of 2004. We executed trades of mortgage-backed securities totaling $2,299 million of par value in the first nine months of 2005, compared to $2,844 million in the same period of 2004. These trades represented reinvestment of principal payments and growth to maintain the portfolio multiple at close to the three-times-capital regulatory limit.
The following table presents the principal composition of the mortgage-backed securities portfolio by security type, collateral type, and issuer for the periods selected. All purchases in the first nine months of 2005 were fixed-rate residential mortgage-backed securities issued by GSEs. There were no purchases of private-label securities or adjustable-rate securities in 2005 or 2004.

(In millions)	September 30, 2005	December 31, 2004
Security Type
Collateralized mortgage obligations	$6,460.0	$6,641.4
Pass-throughs (1)	5,417.5	5,018.0

Total	$11,877.5	$11,659.4

Collateral Type
15-year collateral	$7,673.0	$7,199.7
30-year collateral	4,204.5	4,459.7

Total	$11,877.5	$11,659.4

Issuer
GSE residential mortgage-backed securities	$11,312.0	$10,957.7
Agency residential mortgage-backed securities	60.4	101.6
Private-label residential mortgage-backed securities	505.1	600.1

Total	$11,877.5	$11,659.4

(1)	All but $6.7 million and $8.4 million of the pass-throughs were 15-year fixed-rate pass-throughs at September 30, 2005 and December 31, 2004, respectively. The other amounts were 30-year adjustable-rate mortgages.
Similar to loans in the Mortgage Purchase Program, initial net spreads on new mortgage-backed securities to funding costs narrowed slightly, on average, in the first three quarters of 2005 compared to 2004, while net spreads widened slightly in September 2005. Mortgage-backed security spreads did not narrow as much because the securities that we buy tend to have lower durations than the loans in the Mortgage Purchase Program.

Consolidated Obligations
The table below provides ending and average balances of our participation in Consolidated Obligations for the periods presented.

	Nine Months Ended		Year Ended		Nine Months Ended
(In millions)	September 30, 2005		December 31, 2004		September 30, 2004
	Ending	Average	Ending	Average	Ending	Average
	Balance	Balance	Balance	Balance	Balance	Balance

Consolidated Discount Notes:
Par	$17,504	$22,294	$18,660	$28,407	$28,027	$29,676
Discount	(52)	(48)	(28)	(30)	(37)	(27)

Total Consolidated Discount Notes	17,452	22,246	18,632	28,377	27,990	29,649

Consolidated Bonds (Par):
Unswapped fixed-rate	26,123	25,499	24,715	23,633	24,856	23,238
Unswapped adjustable-rate	3,015	2,413	2,030	1,254	1,070	1,203
Swapped fixed-rate	23,506	23,398	25,235	20,740	22,603	19,477

Total Par Consolidated Bonds	52,644	51,310	51,980	45,627	48,529	43,918

Other items (1)	(324)	(238)	(161)	(17)	(60)	10

Total Consolidated Bonds	52,320	51,072	51,819	45,610	48,469	43,928

Total Consolidated Obligations	$69,772	$73,318	$70,451	$73,987	$76,459	$73,577

(1)	Includes unamortized premiums/discounts, SFAS 133 and other basis adjustments.
Consolidated Discount Notes are issued to fund short-term Advances, adjustable-rate Advances, Convertible Rate Advances (in conjunction with the execution of interest rate swaps), short-term money market investments, and certain long-term assets as part of our management of the market risk/return profile. The par balance of Discount Notes was relatively stable from year-end 2004 to September 30, 2005. However, the average par balance was substantially lower for the first nine months of 2005 compared with the average for all of 2004 and the first nine months of 2004. The reduction in average balances was due to the large decrease in late 2004 in the par balance of Convertible Rate Advances and an improvement in our sub-LIBOR funding costs of LIBOR swapped fixed-rate Consolidated Bonds, compared to spreads below LIBOR on Discount Notes.
LIBOR swapped fixed-rate Consolidated Bonds and unswapped LIBOR-indexed adjustable-rate Consolidated Bonds are issued to create adjustable-rate sub-LIBOR funding to finance short-term and LIBOR-indexed adjustable-rate Advances. Their higher average par balance for the first three quarters of 2005 compared with all of 2004 and the first three quarters of 2004 reflected normal volatility in related Advance balances, as well as the change in relative spreads between Discount Notes and swapped Consolidated Bonds discussed above. This shift in relative spreads enabled us to further mitigate, on a cost effective basis, basis risk exposure between LIBOR-indexed assets and Discount Notes by attempting to finance these assets with LIBOR-indexed adjustable-rate Consolidated Bonds and swapped Consolidated Bonds.
The par balance outstanding at September 30, 2005 of unswapped fixed-rate Consolidated Bonds increased $1,408 million (5.7 percent) from year-end 2004. We use these Consolidated Bonds to fund long-term unswapped fixed-rate assets and to hedge their market risk. The increase in ending par balances reflects the issuance of debt to fund purchases of mortgage-backed securities, loans in the Mortgage Purchase Program and new long-term fixed-rate Advances, net of debt maturities and our exercise of call options on Consolidated Bonds.
Spreads on Consolidated Obligations to U.S. Treasury Bills and Notes change throughout each trading day. They are affected primarily by changes in market conditions, supply and demand pressures, and dissemination of news related to GSEs. Our internal compilation of spreads based on daily indications of various common unswapped Consolidated Bond structures showed the following trends since the beginning of 2004.
▪	Spreads on noncallable Bonds with long-term maturities showed generally modest trend reductions.
▪	Long-term callable Bonds showed modest trend reductions in the second half of 2004 and moderately wider spreads beginning in the first quarter of 2005.
▪	Intermediate-term noncallable and callable Bonds showed relatively constant spreads.

▪	The daily volatility of spreads did not appear to exhibit a discernible trend over the last five quarters. Spreads on Callable Bonds consistently tend to be more volatile than those on noncallable Bonds.
Finance Board Regulations require us to maintain certain eligible assets free from any lien or pledge in an amount at least equal to the outstanding amount of our participation in Consolidated Obligations. The following table shows our compliance with this requirement for the periods presented.

(In millions)	September 2005	December 2004
Total Par Value Eligible Assets	$75,305	$75,829
Total Par Value Consolidated Obligations	(70,148)	(70,640)

Excess Eligible Assets	$5,157	$5,189

Deposits
We provide a variety of deposit programs that enable members to invest idle funds in short-term liquid assets. Member deposits are a minor source of funding for us. Member deposits had a total balance of $951 million at September 30, 2005 and $1,032 million at year-end 2004. We base the rates of interest on member deposits on current comparable-maturity market rates.
Derivatives Hedging Activity
Use of derivatives to mitigate market risk is discussed in the “Use of Derivatives in Risk Management” section of “Quantitative and Qualitative Disclosures about Risk Management.”
Liquidity and Contractual Obligations
Sources and uses of liquidity, liquidity risk management, and contractual obligations outstanding are discussed in the “Liquidity Risk and Contractual Obligations” section of “Quantitative and Qualitative Disclosures about Risk Management.”
Capital Resources
Capital Position
Under our Capital Plan, we do not issue shares of capital stock except as may be required for an institution to become a member or maintain membership, to capitalize additional Mission Asset Activity and other assets, and to pay stock dividends and interest on mandatorily redeemable capital stock (see below). (Mandatorily redeemable capital stock is also referenced as SFAS 150-related capital stock.) Therefore, Class B stock is not a significant source of liquidity for our operations. It is considered, however, a permanent source of capital per the provisions of our Capital Plan. We believe that capital stock’s availability to absorb potential financial losses is an important component of our safety and soundness.
We continued to comply with our capital leverage requirements. In accordance with the GLB Act, our Capital Plan requires us to maintain a regulatory capital-to-assets ratio of at least 4.00 percent, measured on regulatory book balances. We have set a more restrictive internal guideline in our Financial Management Policy to maintain at least a 4.20 percent regulatory capital-to-assets ratio, in order to provide sufficient flexibility and discipline in managing capital leverage within the regulatory requirement.
For the purpose of compliance with the 4.00 percent regulatory capital-to-assets ratio, regulatory capital includes (as determined by the Finance Board) all Class B capital stock. This includes capital stock classified as capital, capital stock classified as a liability (i.e., mandatorily redeemable capital stock), and retained earnings. Therefore, beginning January 1, 2004 (the date we adopted SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, herein referred to as “SFAS 150”), GAAP capital does not equal regulatory capital. SFAS 150 has no affect on our liquidity position, safety and soundness, or ability to meet interest payments on our participation in Consolidated Obligations. Accrual of SFAS 150 interest expense augments the ability to pay dividends because the expense decreases the amount of REFCORP assessments.
The following tables present, for the periods indicated, the amount of regulatory capital, the amount of capital stock classified as a liability, and the capital-to-assets ratios on both a GAAP and regulatory basis.

	Nine Months Ended		Year Ended		Nine Months Ended
	September 30, 2005		December 31, 2004		September 30, 2004
(In millions)	Period End	Average	Period End	Average	Period End	Average

GAAP Capital Stock	$3,456.8	$3,642.6	$3,799.9	$3,675.3	$3,705.4	$3,650.1
SFAS 150-Related Stock	410.1	204.3	34.3	32.6	33.6	32.3

Regulatory Capital Stock	3,866.9	3,846.9	3,834.2	3,707.9	3,739.0	3,682.4

Retained Earnings	194.8	194.9	167.5	133.3	146.3	123.8

Regulatory Capital	$4,061.7	$4,041.8	$4,001.7	$3,841.2	$3,885.3	$3,806.2

GAAP and Regulatory Capital-to-Assets Ratios

	Nine Months Ended		Year Ended		Nine Months Ended
	September 30, 2005		December 31, 2004		September 30, 2004
	GAAP	Regulatory	GAAP	Regulatory	GAAP	Regulatory
Average	4.83%	5.09%	4.73%	4.77%	4.70%	4.75%
Period End	4.81	5.36	5.18	5.23	4.65	4.69
The 0.55 percentage points lower GAAP capital-to-asset ratio at September 30, 2005 versus the regulatory ratio reflected the growth in the amount of SFAS 150-related stock primarily due to out-of-district mergers of several members, as discussed in the next paragraph. The decrease in the average regulatory capital-to-asset ratio versus the period end ratio for September 30, 2005 was due to a desire to maintain the GAAP capital-to-asset ratio, which was the result of a lower amount of total assets at period end than the average.
In the second quarter of 2005, two relatively large members, Union Planters Bank, N.A. and National Bank of Commerce, were acquired by non-Fifth District financial institutions. Upon the cancellation of its charter, each institution’s membership in the FHLBank terminated automatically and the institution became a nonmember stockholder. In accordance with the requirements of SFAS 150, we redesignated the outstanding capital stock, which totaled $349 million at that time, of these nonmembers from GAAP capital stock to SFAS 150-related capital stock. We are required to redeem shares of SFAS150-related stock at the end of a five-year waiting period, unless, as permitted by the FHLBank’s Capital Plan, we elect to repurchase those shares that are considered excess stock to the stockholder prior to the expiration of the five-year waiting period. Currently, of the $410 million in SFAS 150 capital stock, $348 million is considered excess stock.
The following table presents changes of regulatory capital stock balances between year-end 2004 and September 30, 2005.

(In millions)
Regulatory stock balance at December 31, 2004	$3,834.2

Stock purchases:
Membership stock	15.9
Activity stock	7.0
Quarterly stock dividends	136.6
Stock repurchases:
Excess stock redemption requests	(125.7)
Other stock repurchases	(1.1)

Regulatory stock balance at September 30, 2005	$3,866.9

Nearly all of the addition to capital stock from payment of stock dividends was offset by the repurchase of excess stock, substantially all of which was related to one member. In June 2005, our largest stockholder, Charter One Bank, N.A., submitted a written request, in accordance with our Capital Plan, to have $125 million of its excess stock redeemed. The Chairman of Charter One, Charles J. Koch, is the current chair of our Board of Directors. This was the largest such request since implementation of our Capital Plan at the end of 2002. Under the Capital Plan, we

are permitted to repurchase all or part of a member’s excess stock covered by a redemption request at any time prior to the end of the five-year redemption period. Historically, we have chosen to repurchase excess stock redemption requests before the end of the five-year redemption period. Given the size of this request, and the position of Mr. Koch on the Board, at its June 16, 2005 meeting (Mr. Koch having left the meeting), the Board of Directors gave due consideration of the likely implications of Charter One’s redemption request in the context of the current and anticipated trends in our business activities and Charter One’s business reasons for requesting redemption.
The Board considered the early repurchase of the stock in the context of our liquidity position, earnings profile, excess capital position, regulatory and GAAP capital-to-assets ratios, the provisions of the Capital Plan and prospects for future business activities. The Board concluded that the early repurchase of the stock would not have a material impact on the FHLBank’s ability to manage these items. Accordingly, the Board voted, with Mr. Koch absent, to authorize an early repurchase of Charter One’s $125 million excess stock related to its redemption request. We repurchased the stock on June 27, 2005.
The following table presents, for the periods shown, the amount of FHLBank excess stock, the amount of capital stock that was being utilized cooperatively by members and the FHLBank to capitalize Mission Asset Activity, and the amount of Mission Asset Activity capitalized with the cooperative capital stock.

(In millions)	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004
FHLBank cooperative excess stock	$651.1	$637.7	$882.2	$1,010.6

Cooperative utilization of capital stock	$363.9	$311.1	$300.9	$323.6

Mission Asset Activity capitalized with cooperative stock	$9,097.0	$7,777.5	$7,522.5	$8,090.0

The reduction in the amount of FHLBank excess stock between the end of 2004 and September 30, 2005 reflected, primarily, the movement of stock into the SFAS 150-related stock liability account and the repurchase of excess stock, each as discussed above, and secondarily, growth in Mission Asset Activity. We are not permitted to use SFAS 150-related excess stock to provide cooperative capitalization of Mission Asset Activity. Therefore, SFAS 150-related stock is not a component of FHLBank cooperative excess stock.
As permitted under the terms of the Capital Plan, each member may utilize its own excess stock to capitalize its additional Mission Asset Activity and the FHLBank’s cooperative excess stock is available for members and the FHLBank to cooperatively capitalize additional Mission Asset Activity. Because the FHLBank must capitalize all assets with a minimum of 4.00 percent capital, a cooperative use of FHLBank excess stock occurs when a member’s activity stock as a percent of the principal amount of its Mission Asset Activity falls below 4.00 percent.
Each member must hold a sufficient amount of stock in order for us to maintain compliance with all of our capital requirements and in order for us to preserve our safety and soundness. We have the discretion at any time to prohibit members’ use of either their own or the FHLBank’s excess stock to capitalize additional Mission Asset Activity. We are required to do so if we do not comply with any of our capital requirements and may do so if we determine, in our sole discretion, that there is an insufficient amount of excess stock available. In either case, regardless of whether a member has a positive balance in its Excess Stock Account, the member must purchase additional shares of Class B Stock to capitalize additional Mission Asset Activity.
Retained Earnings
On September 30, 2005, stockholders’ capital stock investment in our company was supported by $194.8 million of retained earnings, which represented 5.0 percent of regulatory capital stock and 0.26 percent of total assets. The amount of retained earnings has increased substantially over the last five years, both in dollar amount and as a percentage of assets and capital stock. Retained earnings increased in 2005 by $27.2 million from year-end 2004, with each quarter showing a gain. The increase in 2005 was due to a higher level of earnings associated with rising short-term interest rates, which our Board of Directors elected to not pay out completely as current period dividends. The current level of retained earnings exceeds by $34.8 million the $160 million target level, established in June 2004 by our Board in the Retained Earnings Policy, to be achieved by the end of 2007. The Board reviews the

Retained Earnings Policy at least annually for potential update and revision. The 2005 review is scheduled for November.
RESULTS OF OPERATIONS
Summary of Earnings and Profitability
Net income in the third quarter of 2005 was $55.8 million, a decrease of $9.7 million (14.8 percent) from the third quarter of 2004. The 6.13 percent ROE in the third quarter of 2005 was a decrease of 0.70 percentage points from the same period in 2004, while the 4.88 percent annualized dividend rate paid to members was an increase of 0.63 percentage points.
Net income in the first nine months of 2005 was $156.6 million, a decrease of $9.2 million (5.6 percent) from the first nine months of 2004. The 5.46 percent ROE in the first nine months of 2005 was a decrease of 0.41 percentage points from the same period in 2004, while the 4.75 percent annualized dividend rate paid to members was an increase of 0.67 percentage points.
Legally, we must pay all stockholders the same return on their stock holdings (including stock classified as capital and as mandatorily redeemable on the Statements of Condition). In the first nine months of 2005 we distributed to stockholders $136.7 million (an annualized rate of 4.75 percent) of our current earnings as a return on their regulatory capital stock investment, while we could have distributed $163.9 million without changing the amount of retained earnings. The difference between the annualized return we paid in the first nine months of 2005 and the return we could have paid without impacting retained earnings, equated to a $27.2 million increase in retained earnings during 2005.
We have assessed the potential impact that the recent hurricanes might have on our mortgage assets portfolios (both the Mortgage Purchase Program and mortgage-backed securities) and have concluded, based on available information, that no adjustment to our loss reserves is warranted at this time.
Components of Earnings and ROE
Our major source of revenue is interest income earned on Advances, loans under the Mortgage Purchase Program and investments. Our major items of expense are interest paid on Consolidated Obligations; the requirement to pay 20 percent of annual net earnings to the REFCORP fund; expenses related to providing below-market cost Advances and direct grants and subsidies under the Affordable Housing Program; and employee salaries and benefits. The largest component of earnings is net interest income, which equals interest income minus interest expense and includes Advance prepayment fees.
The following table is a summary income statement for the three and nine months ended September 30, 2005 and 2004:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2005	2004	2005	2004

Net interest income	$87,964	$88,703	$245,027	$220,502

Securities (losses) gains	(76)	17	(111)	(5)
Net realized and unrealized (losses) gains on derivatives and hedging activities	(2,264)	8,163	(2,811)	29,563
Other non-interest income	1,176	1,169	3,361	3,233

Total non-interest income	(1,164)	9,349	439	32,791

Total revenue	86,800	98,052	245,466	253,293

Total other expenses	(10,280)	(8,818)	(31,527)	(27,516)
Assessments	(20,707)	(23,708)	(57,360)	(59,981)

Net income	$55,813	$65,526	$156,579	$165,796

ROE for the three and nine months ended September 30, 2005 and 2004 was comprised of the contributions from the categories in the table below. Each percentage is computed as the income or expense for each category divided by the average amount of equity for the respective period. The effect of the REFCORP and Affordable Housing Program assessments is pro-rated within each category.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004

Net interest income	7.06%	6.79%	6.26%	5.74%

Securities (losses) gains	(0.01)	—	—	—
Net realized and unrealized (losses) gains on derivatives and hedging activities	(0.18)	0.63	(0.07)	0.77
Other non-interest income	0.09	0.09	0.08	0.08

Total non-interest income	(0.10)	0.72	0.01	0.85

Total revenue	6.96	7.51	6.27	6.59

Total other expenses	(0.83)	(0.68)	(0.81)	(0.72)

Total ROE	6.13%	6.83%	5.46%	5.87%

The following table shows changes in earnings components for the periods selected.

	Change for the Three Months		Change for the Nine Months
	Ended September 30,		Ended September 30,
(Dollars in thousands)	2005 vs. 2004		2005 vs. 2004
	Amount	Percent	Amount	Percent

Total interest income	$230,436	44.1%	$712,034	51.7%
Total interest expense	231,175	53.2	687,509	59.5

Net interest income	(739)	(0.8)	24,525	11.1

Service fees	(73)	(17.3)	(9)	(0.7)
Net (losses) gains on trading securities	(96)	(480.0)	(109)	(5,450.0)
Net realized losses from sale of other securities	3	100.0	3	100.0
Net realized and unrealized (losses) gains on derivatives and hedging activities	(10,427)	(127.7)	(32,374)	(109.5)
Other, net	80	10.7	137	6.8

Total non-interest income	(10,513)	(112.5)	(32,352)	(98.7)

Salaries and benefits	1,080	24.0	2,726	20.2
Other operating expenses	358	13.3	1,047	13.2
Finance Board	87	11.7	262	11.8
Office of Finance	(74)	(16.1)	(6)	(0.4)
Other expenses	11	2.6	(18)	(0.8)

Total other expenses	1,462	16.6	4,011	14.6

Affordable Housing Program	(573)	(7.8)	(316)	(1.7)
REFCORP	(2,428)	(14.8)	(2,305)	(5.6)

Total assessments	(3,001)	(12.7)	(2,621)	(4.4)

Net income	$(9,713)	(14.8)	$(9,217)	(5.6)

Component Changes in Net Income for the First Nine Months
The $9.2 million lower net income and the 0.41 percentage points lower ROE were comprised of the following major components (before accounting for REFCORP and Affordable Housing assessments).
▪	Net interest income was $24.5 million (11.1 percent) higher, which improved the ROE contribution by 0.52 percentage points (from 5.74 percent to 6.26 percent). The net interest income change was comprised of the following factors, which are also shown in the table in the “Components of Net Interest Income” section and discussed throughout the “Net Interest Income” section:
1.	Advance prepayment fees decreased $49.3 million.

2.	The amount of reclassification of the amortization of SFAS 133-related market value basis adjustments on modified Advance hedging relationships decreased $27.2 million, which had a positive effect on net interest income. This amortization decreases Net interest income and increases the gain on SFAS 133-related market value adjustments in “Other Income” by the same amount, resulting in no effect on net income. Most of the modified Advances subject to this reclassification were prepaid by members in the fourth quarter of 2004.

3.	The net effect of other components of the net interest rate spread increased $8.8 million.

4.	Earnings from investment of interest-free capital were $37.8 million higher.
▪	The SFAS 133 market-value adjustment (referenced in the income statement as “Net realized and unrealized (loss) gain on derivatives and hedging activities”) decreased $32.4 million. Of this decrease, $27.2 million occurred from the smaller amount of reclassified amortization related to modified Advances (discussed above). Excluding this reclassification, the SFAS 133 account decreased by $5.2 million, which represented the change in the ineffectiveness from the application of SFAS 133, as shown in the table in the “Effect of SFAS 133 on Earnings” section.

▪	Total other expenses were $4.0 million (14.6 percent) higher, which decreased ROE by 0.09 percentage points.
Component Changes in Net Income for the Third Quarter
The $9.7 million lower net income and the 0.70 percentage points lower ROE were comprised of the following major components (before accounting for REFCORP and Affordable Housing assessments):
▪	Net interest income was $0.7 million (0.8 percent) lower. This immaterial change, combined with the $206.1 million reduction in the average balance of GAAP capital (shown on the table on the next page), resulted in an improvement in the ROE contribution by 0.27 percentage points (from 6.79 percent to 7.06 percent). The net interest income change was comprised of the following factors:
1.	Advance prepayment fees decreased $32.4 million.

2.	The amount of reclassification of the amortization of SFAS 133-related market value basis adjustments on modified Advance hedging relationships decreased $9.2 million.

3.	The net effect of other components of the net interest rate spread increased $9.0 million.

4.	Earnings from investment of interest-free capital were $13.5 million higher.
▪	The SFAS 133 market-value adjustment decreased $10.4 million. Of this decrease, $9.2 million occurred from the smaller amount of reclassified amortization related to modified Advances. Excluding this reclassification, the SFAS 133 account decreased $1.2 million, which represented the change in ineffectiveness from the application of SFAS 133.

▪	Total other expenses were $1.5 million (16.6 percent) higher, which decreased ROE by 0.15 percentage points.

Net Interest Income
Average Balance Sheet and Yield/Rates
The following tables show the composition of the average balance sheet, interest income and interest expense, average yield/rates, the average net interest rate spread, and the average net interest margin for the periods selected. Book balances include principal/par value, unamortized premiums and discounts, basis adjustments created by the application of SFAS 133, and other minor adjustments.
AVERAGE BALANCES/NET INTEREST SPREAD AND MARGIN/RATES
(Dollars in thousands)

	Three Months Ended			Three Months Ended
	September 30, 2005			September 30, 2004
	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate

Assets
Advances	$44,585,081	$402,495	3.58%	$48,882,816	$245,049	1.99%
Mortgage loans held for portfolio (1)	8,686,672	113,571	5.19	8,212,237	99,354	4.81
Federal funds sold and securities purchased under resale agreements	7,010,127	62,263	3.52	6,279,247	23,173	1.47
Other short-term investments (2)	1,126,135	9,853	3.47	1,003,906	3,764	1.49
Interest-bearing deposits in banks	3,575,711	31,093	3.45	7,098,704	25,421	1.42
Mortgage-backed securities	11,948,737	133,493	4.43	11,329,761	125,452	4.41
Other long-term investments	32,003	449	5.57	39,578	541	5.44
Loans to other FHLBanks	12,978	111	3.39	37,162	138	1.48

Total earning assets	76,977,444	753,328	3.88	82,883,411	522,892	2.51

Allowance for credit losses on mortgage loans	—			—
Other assets	269,359			234,592

Total assets	$77,246,803			$83,118,003

Liabilities and Capital
Term deposits	$121,129	$1,019	3.34	$130,729	$470	1.43
Other interest-bearing deposits	805,065	6,314	3.11	955,258	2,589	1.08
Short-term borrowings	19,915,342	168,128	3.35	29,120,193	102,501	1.40
Unswapped fixed-rate Consolidated Bonds	26,113,550	266,760	4.05	24,346,681	244,627	4.00
Unswapped adjustable-rate Consolidated Bonds	3,020,040	25,869	3.40	1,510,218	5,585	1.47
Swapped Consolidated Bonds	22,166,816	192,298	3.44	21,910,679	77,990	1.42
Mandatorily redeemable capital stock	405,042	4,976	4.87	39,318	419	4.24
Other borrowings	—	—	—	2,628	8	1.21

Total interest-bearing liabilities	72,546,984	665,364	3.64	78,015,704	434,189	2.21

Non interest-bearing deposits	—			—
Other liabilities	1,088,995			1,285,421
Total capital	3,610,824			3,816,878

Total liabilities and capital	$77,246,803			$83,118,003

Net interest rate spread			0.24%			0.30%

Net interest income and net interest margin		$87,964	0.45%		$88,703	0.43%

Average interest-earnings assets to interest-bearing liabilities			106.11%			106.24%

(1)	Nonperforming loans are included in average balances used to determine average rate. There were none for the periods displayed.

(2)	The investment securities classified as available-for-sale are based on their amortized costs. The yield information does not give effect to changes in fair value that are reflected as a component of stockholders’ equity.

AVERAGE BALANCES/NET INTEREST SPREAD AND MARGIN/RATES
(Dollars in thousands)

	Nine Months Ended			Nine Months Ended
	September 30, 2005			September 30, 2004
	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate

Assets
Advances	$45,329,347	$1,072,704	3.16%	$45,483,408	$569,421	1.67%
Mortgage loans held for portfolio (1)	8,405,673	314,327	5.00	8,195,396	306,206	4.99
Federal funds sold and securities purchased under resale agreements	7,448,733	167,411	3.00	7,133,949	62,335	1.17
Other short-term investments (2)	1,351,958	30,190	2.99	1,043,489	9,411	1.20
Interest-bearing deposits in banks	4,677,782	102,978	2.94	6,900,811	62,170	1.20
Mortgage-backed securities	11,925,819	399,503	4.48	11,058,801	364,927	4.41
Other long-term investments	33,804	1,412	5.58	43,052	1,769	5.49
Loans to other FHLBanks	12,744	281	2.95	61,821	533	1.15

Total earning assets	79,185,860	2,088,806	3.53	79,920,727	1,376,772	2.30

Allowance for credit losses on mortgage loans	—			—
Other assets	254,751			251,932

Total assets	$79,440,611			$80,172,659

Liabilities and Capital
Term deposits	$164,110	$3,548	2.89	$172,591	$1,526	1.18
Other interest-bearing deposits	834,800	16,314	2.61	1,104,890	6,787	0.82
Short-term borrowings	22,246,072	478,072	2.87	29,648,630	254,294	1.15
Unswapped fixed-rate Consolidated Bonds	25,495,701	773,692	4.06	23,244,297	711,797	4.09
Unswapped adjustable-rate Consolidated Bonds	2,412,871	54,690	3.03	1,203,212	10,945	1.22
Swapped Consolidated Bonds	23,163,612	510,097	2.94	19,480,924	169,851	1.16
Mandatorily redeemable capital stock	204,428	7,365	4.82	32,281	991	4.10
Other borrowings	37	1	3.61	10,120	79	1.04

Total interest-bearing liabilities	74,521,631	1,843,779	3.31	74,896,945	1,156,270	2.06

Non interest-bearing deposits	—			—
Other liabilities	1,085,458			1,505,511
Total capital	3,833,522			3,770,203

Total liabilities and capital	$79,440,611			$80,172,659

Net interest rate spread			0.22%			0.24%

Net interest income and net interest margin		$245,027	0.41%		$220,502	0.37%

Average interest-earnings assets to interest-bearing liabilities			106.26%			106.71%

(1)	Nonperforming loans are included in average balances used to determine average rate. There were none for the periods displayed.

(2)	The investment securities classified as available-for-sale are based on their amortized costs. The yield information does not give effect to changes in fair value that are reflected as a component of stockholders’ equity.
Components of Net Interest Income
We emphasize managing the level and volatility of net interest income at the level of the entire balance sheet, considering the relationships among assets and liabilities, not necessarily by the individual accounts or segments that comprise the balance sheet. Therefore, our analysis of trends in net interest income generally focuses on the various market and business factors that affect net interest income, not necessarily individual balance sheet accounts.
Net interest income is derived from the sources discussed below and shown in the following table. The sum of these, when expressed as a percentage of the average book balance of interest-earning assets, equals the net interest margin.
▪	Net interest rate spread. This component equals total earning assets multiplied by the difference between the book yield on interest-earning assets and the book cost of interest-bearing liabilities.

▪	Earnings from investment of interest-free capital. We must invest our interest-free funds (primarily capital) to generate earnings. As interest rates change, asset yields also move but there is no corresponding change in the interest-free funds that finance a portion of interest-earning assets. We tend to invest a majority of our capital in short-term assets to help ensure that earnings correlate with short-term interest rates.

	Three Months Ended September 30,				Nine Months Ended September 30,
(Dollars in thousands)	2005		2004		2005		2004
		Pct of		Pct of		Pct of		Pct of
		Earning		Earning		Earning		Earning
	Amount	Assets	Amount	Assets	Amount	Assets	Amount	Assets
Components of net interest rate spread:
Other components of net interest rate spread	$47,460	0.24%	$38,431	0.19%	$130,415	0.22%	$121,647	0.21%
Prepayment fees on Advances, net(1)	97	—	32,478	0.16	294	—	49,626	0.08
Amortization of basis adjustments on modified Advance hedges(1)	(363)	—	(9,511)	(0.05)	(1,082)	—	(28,329)	(0.05)

Total net interest rate spread (2)	47,194	0.24	61,398	0.30	129,627	0.22	142,944	0.24

Earnings from investment of interest-free capital(3)	40,770	0.21	27,305	0.13	115,400	0.19	77,558	0.13

Total net interest income/net interest margin	$87,964	0.45%	$88,703	0.43%	$245,027	0.41%	$220,502	0.37%

(1)	These components of net interest rate spread have been segregated here to display their relative impact.

(2)	Total earning assets times (book yield on interest-earning assets minus book cost of interest-bearing liabilities).

(3)	Average cost of interest-bearing liabilities times (amount of interest-earning assets minus amount of interest-bearing liabilities).
The net interest rate spread averaged 0.22 percent for the first nine months of 2005 versus 0.24 percent for the same period in 2004. The net interest rate spread averaged 0.24 percent for the third quarter of 2005 versus 0.30 percent for the same period in 2004. However, excluding Advance prepayment fees and the amortization of basis adjustments on modified Advance hedging relationships, the net interest rate spread was 0.01 percentage points higher for 2005 in the first nine months comparison and 0.05 percentage points higher for 2005 in the third quarter comparison.
The earnings from capital investment generated $115.4 million (47.1 percent) of net interest income in the first three quarters of 2005, compared to $77.6 million (35.2 percent) in the same period of 2004. As a percentage of the average balance of interest-earning assets, the earnings from interest-free capital increased 0.06 percentage points for 2005 in the first nine months comparison. The increased contribution of the earnings from capital investment was similar between the third quarter comparison and the first nine months comparison. The reason for the greater earnings from capital investment was the higher short-term interest rate environment.
Factors Affecting Net Interest Income for the First Nine Months
The following are the primary favorable and unfavorable factors (excluding Advance prepayment fees and the amortization of basis adjustments on modified Advance hedging relationships) that accounted for the net gain in “other components of net interest rate spread” in the first nine months of 2005 versus the same period of 2004. (Items are discussed in descending order of estimated earnings impact).
▪	Higher Short-Term Interest Rates. Higher short-term interest rates had three independent effects:
1.	Favorable: As discussed above, because we tend to invest a majority of our capital in short-term and/or adjustable-rate assets, the increase in short-term interest rates improved earnings.

2.	Unfavorable: Because we tend to have more long-term unswapped assets than long-term unswapped Consolidated Bonds (i.e., a positive long-term gap as discussed in the next bullet point) and a positive duration of equity (as discussed in the “Market Risk” section of “Quantitative and Qualitative Disclosures about Risk Management”), earnings decreased as short-term interest rates rose.

3.	Favorable: Because we have a large positive overnight asset gap (i.e., we have a large amount of overnight Federal funds and overnight-maturity REPO Advances compared to overnight funding sources, earnings increased as short-term interest rates rose.

▪	Lower mortgage spreads. Unfavorable: Net book spreads to funding costs earned on new mortgage assets began to narrow in the second half of 2003. This narrowing continued throughout 2004 and accelerated in the second quarter of 2005. Net mortgage spreads recovered slightly in the third quarter of 2005, but they were still well below the spreads on the majority of mortgage assets outstanding. Because we purchased new mortgage assets in 2004 and the first nine months of 2005 at lower spreads compared to the spreads on the mortgage assets being paid down, the reduction in earnings was cumulatively larger in 2005 than 2004. The trend of lower net book spreads occurred due to, among other reasons, the flatter market yield curve, a decrease in the supply of fixed-rate mortgages, and a reduction in the market’s expected volatility of future interest rates.

▪	Advance Composition. Unfavorable: There was a large shift (of approximately $7.5 billion) in the composition of Advances from Convertible Rate Advances towards LIBOR and other Advance Programs throughout 2004, which was maintained in 2005. This change in Advance composition lowered earnings because Convertible Rate Advances tend to have wider net spreads to funding costs than LIBOR Advances and many other Advance programs.

▪	Changes in the Market Risk/Return Profile. Unfavorable: Beginning in the second half of 2004, we adjusted our market risk/return profile by decreasing the exposure of our market value of equity and the long-term earnings risk of the entire balance sheet to significant changes in market interest rates. As the short-term interest rates increased and the market yield curve flattened, there was a smaller opportunity cost, in terms of lower earnings, from reducing market risk exposure. This strategy was implemented as a response to the flatter market yield curve and the potential for further interest rate increases in this stage of the business cycle. We implemented the strategy by decreasing the difference between the amount of long-term fixed-rate unswapped assets and long-term fixed-rate unswapped Consolidated Bonds. We also increased the relative percentage amount of noncallable and callable Consolidated Bonds that have long final maturities.

The market risk/return profile can significantly affect the level and volatility of earnings over the short term and long term. Given our cooperative ownership structure and relatively low risk profile, our spreads between asset yields and liability costs tend to be narrow. In order to help pay a competitive dividend return on members’ capital investment, we normally engage in a limited amount of funding of long-term assets with shorter-term liabilities to benefit from the fact that, on average over time, the yield curve has been historically upward sloping. With a market environment of an upward-sloping yield curve, funding long-term assets with shorter-term liabilities raises book spreads while using longer-term liabilities lowers book spreads.

There are two summary measures, among others, of the market risk/return profile. One is the duration of equity, which is normally greater than zero in constant and higher interest rate environments. A greater amount of short funding correlates with a higher duration of equity. Another measure is the “long-term gap,” which is the difference between the principal amount of long-term fixed-rate unswapped assets and the principal amount of long-term fixed-rate unswapped Consolidated Bonds. (We define long-term for this purpose as assets or liabilities with original final maturities of over one year.) The long-term gap has averaged 23 percent of capital since 2002.

The following table presents the average long-term gap (in millions) and the average duration of equity (in years, for a constant interest rate environment) for selected periods.

	Average Gap	Average Duration
Full Year 2003	$83	1.20
First Nine Months of 2004	1,193	2.96
Fourth Quarter 2004	556	1.05
Full Year 2004	1,034	2.48
First Nine Months of 2005	935	0.90

▪	Maturity of low-rate debt. Unfavorable: In the last quarter of 2004 and the first three quarters of 2005, we retired a large amount of unswapped Consolidated Bonds, which tended to have book costs that were below the average book cost of all outstanding unswapped Bonds. These retired Bonds were issued in 2001-2003 during the low point of the interest rate cycle. To the extent we replaced these retired Bonds with new funding, we had to replace them at higher interest costs due to rising short-term and intermediate-term interest rates. To the extent we did not replace these Bonds (because the related assets experienced a similar, or larger, amount of principal paydowns), there was a resulting increase in the composition of longer-term, higher-rate Bonds.

▪	Reclassification of mandatorily redeemable capital stock. Unfavorable: The GAAP reclassification of mandatorily redeemable capital stock from the capital stock account to a liability, in accordance with SFAS 150, decreased net interest income by $6.4 million. As discussed above in the “Capital Resources” section, the classification of mandatorily redeemable capital stock as a liability augments the dividend rate payable because the expense reduces the REFCORP assessment.

▪	Less net amortization of premiums/discounts and Bond concessions. Favorable: Net amortization on mortgage assets and Consolidated Bonds, in accordance with SFAS 91, was $5.6 million less in the first nine months of 2005 than the same period in 2004. A majority of the decrease was associated with amortization/accretion related to concessions and premium/discounts on Consolidated Bonds. We called fewer Bonds in 2005 than in 2004.
Factors Affecting Net Interest Income for the Third Quarter
The factors that affected net interest income for the third quarter of 2005 versus the same period for 2004 were qualitatively the same as those discussed for the first nine months. The primary quantitative difference was that the net amortization under SFAS 91 was $8.8 million less in the third quarter of 2005 than the third quarter of 2004. The third quarter of 2004 had a relatively large amortization ($11.6 million) due to decreases in interest rates during the quarter. The third quarter of 2005 had a relatively small amortization ($2.8 million) due to net reversal of amortization from increases in interest rates during the quarter.
Effect of the Use of Derivatives on Net Interest Income
Notwithstanding the effects on net interest income of the modified Advance hedging relationships discussed above, our use of derivatives affects net interest income by synthetically transforming the interest rate terms of Advances, Consolidated Obligations, and mortgage commitments, as presented in the following table.

(In thousands)	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Advances (1)	$(23,464)	$(108,964)	$(99,149)	$(389,695)
Mortgage purchase commitments (2)	564	620	1,197	1,676
Consolidated Obligations (1)	(14,758)	71,471	2,708	252,329

Decrease to net interest income	$(37,658)	$(36,873)	$(95,244)	$(135,690)

(1)	Relates to interest rate swap interest.

(2)	Relates to the amortization of derivative fair value adjustments.
The decrease in net interest income resulting from derivatives activity represents the economic cost of hedging purchased options embedded in Advances, net of gains to net interest income from converting the Consolidated Obligations from a fixed-rate basis to an adjustable-rate LIBOR index that is typically at a spread below 1-month or 3-month LIBOR. Although the use of derivatives lowers net interest income given the current relative amounts of Advances and Consolidated Obligations associated with derivatives, it makes our earnings and market risk profile more stable.
The smaller loss in net interest income from Advance-related interest rate swaps for the first nine months of 2005 compared to the same period in 2004 reflected two factors:
▪	a smaller balance of Convertible Rate Advances in 2005, which are most of the Advances we hedged with derivatives; and

▪	an increase in short-term LIBOR interest rates, which raised the interest earned on the adjustable-rate receive leg of the swaps.

The smaller gain in net interest income from Consolidated Obligation-related interest rate swaps in the first nine months of 2005 compared to the same period in 2004 reflected the increase in short-term LIBOR, which raised the interest paid on the adjustable-rate pay leg of the swaps. Similarly, the third quarter 2005 decrease in net interest income from these swaps was due to the increase in short-term LIBOR.
Volume/Rate Analysis
We also consider period-to-period changes in net interest income through a standard analysis of changes in volumes and book yields/rates. For purposes of this table, we allocate changes in the composition of the balance sheet that are not due solely to volume or rate changes proportionately to these two factors.

	Three Months Ended			Nine Months Ended
(In thousands)	September 30, 2005 over 2004			September 30, 2005 over 2004
	Volume	Rate	Total	Volume	Rate	Total
Increase (decrease) in interest income
Advances	$(16,327)	$173,773	$157,446	$(1,929)	$505,212	$503,283
Mortgage loans held for portfolio	5,938	8,279	14,217	7,857	264	8,121
Federal funds sold and securities purchased under resale agreements	2,204	36,886	39,090	2,751	102,325	105,076
Other short-term investments	641	5,448	6,089	2,782	17,997	20,779
Interest-bearing deposits in banks	(11,582)	17,254	5,672	(20,027)	60,835	40,808
Mortgage-backed securities	6,853	1,188	8,041	28,611	5,965	34,576
Other long-term investments	(104)	12	(92)	(380)	23	(357)
Loans to other FHLBanks	(95)	68	(27)	(423)	171	(252)

Total	(12,472)	242,908	230,436	19,242	692,792	712,034

Increase (decrease) in interest expense
Term deposits	(33)	582	549	(75)	2,097	2,022
Other interest-bearing deposits	(483)	4,208	3,725	(1,659)	11,186	9,527
Short-term borrowings	(30,586)	96,213	65,627	(63,491)	287,269	223,778
Unswapped fixed-rate Consolidated Bonds	17,574	4,559	22,133	68,943	(7,048)	61,895
Unswapped adjustable-rate Consolidated Bonds	5,602	14,682	20,284	11,004	32,741	43,745
Swapped Consolidated Bonds	4,844	109,464	114,308	32,109	308,137	340,246
Mandatorily redeemable capital stock	3,817	740	4,557	5,285	1,089	6,374
Other borrowings	(8)	—	(8)	(79)	1	(78)

Total	727	230,448	231,175	52,037	635,472	687,509

Increase (decrease) in net interest income	$(13,199)	$12,460	$(739)	$(32,795)	$57,320	$24,525

Non-Interest Income and Non-Interest Expense
The following table presents non-interest income and non-interest expense for periods selected.

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2005	2004	2005	2004
Other Income
Service fees	$348	$421	$1,220	$1,229
Net (loss) gain on trading securities	(76)	20	(111)	(2)
Net loss on other securities	—	(3)	—	(3)
Net realized and unrealized (losses) gains on derivatives and hedging activities	(2,264)	8,163	(2,811)	29,563
Other non-interest income, net	828	748	2,141	2,004

Total other income	$(1,164)	$9,349	$439	$32,791

Other Expense
Salaries and benefits	$5,578	$4,498	$16,192	$13,466
Other operating expense	3,053	2,695	8,980	7,933
Finance Board	828	741	2,484	2,222
Office of Finance	385	459	1,600	1,606
Other expenses	436	425	2,271	2,289

Total other expense	$10,280	$8,818	$31,527	$27,516

Total other expense. The increase in total other expenses in the first nine months and third quarter of 2005 versus the same periods in 2004 occurred from increases in salaries and benefits, which are the majority of total other expenses. Operating expenses, which are comprised of salaries, benefits and other operating expenses (which include consulting fees and general contractual services), increased mostly due to our efforts to enhance financial disclosures and controls and additional staffing related thereto. For the first nine months of 2005, total operating expenses were 0.042 percent of average total assets, compared to 0.036 percent for the same period in 2004.
Effect of SFAS 133 on Earnings. The following table is a summary of the net realized and unrealized gains (losses) on derivatives and hedging activities:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2005	2004	2005	2004
Fair Value Hedge
Advances (1)	$468	$9,871	$981	$27,848
Mortgage Purchase Program	—	—	—	—
Consolidated Obligations	(2,162)	(2,227)	(3,188)	1,852

Total Fair Value Hedge	(1,694)	7,644	(2,207)	29,700

Economic Hedge
Advances	51	—	54	—
Mandatory Delivery Contracts	(4,725)	1,737	(118)	(6,578)
To-be-announced Mortgage-Backed Securities Hedges	4,104	(1,375)	(540)	6,340
Investments	—	—	—	(56)
Consolidated Obligations	—	157	—	157

Total Economic Hedge	(570)	519	(604)	(137)

Total net realized and unrealized (losses) gains on derivatives and hedging activities	$(2,264)	$8,163	$(2,811)	$29,563

(1)	Includes SFAS 133 basis adjustments of $363 and $9,511 in the three months ended September 30, 2005 and 2004, respectively, and $1,082 and $28,329 in the nine months ended September 30, 2005 and 2004, respectively. These amounts increased “Net interest income” and decreased the gain on SFAS 133 market adjustments.
Excluding changes in amortization of the basis adjustments on modified Advance hedging relationships that are recorded in the SFAS 133 account, the SFAS 133 account showed a change in the net loss due to ineffectiveness of $5.2 million in the first nine months of 2005 versus the same period in 2004. For the third quarter of 2005 versus the third quarter of 2004, the change in the net loss was $1.3 million. Excluding the $1.1 million of amortization of basis adjustments, SFAS 133 lowered earnings by $3.9 million in the first nine months of 2005 due to normal ineffectiveness associated with SFAS 133.
Effective October 1, 2005, the FHLBank corrected the manner in which it assesses effectiveness for its Convertible Rate Advance hedging relationships to the long-haul method. Therefore, the effect of SFAS 133 on earnings will become more volatile to the extent the long-haul method results in ineffectiveness. See Note 16.
REFCORP and Affordable Housing Program Assessments
REFCORP is assessed at 20 percent of net earnings before the Affordable Housing Program. The Affordable Housing Program expense is assessed at the greater of an aggregate of $100 million for the FHLBank System or 10 percent of net earnings after REFCORP and before both the Affordable Housing Program and interest on mandatorily redeemable capital stock expenses. The effective annualized net tax rate is 26.8 percent since the FHLBank System exceeds the $100 million aggregate. These assessments totaled $57.4 million in the first nine months of 2005 for an ROE reduction of 2.00 percentage points, compared to $60.0 million in the first nine months of 2004 for an ROE reduction of 2.13 percentage points.

Segment Results
The tables below present our financial performance by business segment for the periods indicated (dollars in thousands).

	Traditional	Mortgage
	Member	Purchase
	Finance	Program	Total
Three Months Ended September 30, 2005

Net interest income	$65,561	$22,403	$87,964

Net income	$40,737	$15,076	$55,813

Average assets	$67,619,425	$9,627,378	$77,246,803

Assumed average capital allocation	$3,158,193	$452,631	$3,610,824

Return on Average Assets	0.24%	0.62%	0.29%

Return on Average Equity	5.12%	13.21%	6.13%

Three Months Ended September 30, 2004

Net interest income	$72,338	$16,365	$88,703

Net income	$54,802	$10,724	$65,526

Average assets	$74,905,766	$8,212,237	$83,118,003

Assumed average capital allocation	$3,437,334	$379,544	$3,816,878

Return on Average Assets	0.29%	0.52%	0.31%

Return on Average Equity	6.34%	11.24%	6.83%

Nine Months Ended September 30, 2005

Net interest income	$191,386	$53,641	$245,027

Net income	$121,369	$35,210	$156,579

Average assets	$70,240,897	$9,199,714	$79,440,611

Assumed average capital allocation	$3,389,176	$444,346	$3,833,522

Return on Average Assets	0.23%	0.51%	0.26%

Return on Average Equity	4.79%	10.59%	5.46%

Nine Months Ended September 30, 2004

Net interest income	$149,496	$71,006	$220,502

Net income	$117,591	$48,205	$165,796

Average assets	$71,977,263	$8,195,396	$80,172,659

Assumed average capital allocation	$3,381,741	$388,462	$3,770,203

Return on Average Assets	0.22%	0.79%	0.28%

Return on Average Equity	4.64%	16.58%	5.87%

Year Ended December 31, 2004

Net interest income	$216,330	$85,428	$301,758

Net income	$169,429	$57,618	$227,047

Average assets	$72,174,510	$8,320,169	$80,494,679

Assumed average capital allocation	$3,407,884	$396,872	$3,804,756

Return on Average Assets	0.24%	0.69%	0.28%

Return on Average Equity	4.97%	14.52%	5.97%

Financial Performance of Traditional Member Finance Segment
For the Traditional Member Finance segment, the relatively stable Return on Average Assets (ROA) and stable ROE in the first three quarters of 2005 compared to the same period of 2004 were the result of several factors that, overall, offset one another. These factors are discussed in detail in the section above entitled “Factors Affecting Net Interest Income for the First Nine Months.”
▪	Favorable factors: Earnings increased from the higher short-term interest rate environment.

▪	Unfavorable factors: The cumulative effect of narrower incremental spreads on mortgage-backed securities, the shift towards LIBOR Advances from Convertible Rate Advances, and the significant reduction ($49.3 million) of prepayment fees on Advances in 2005 versus 2004.
Without the large amount of Advance prepayment fees in the first nine months of 2004, the ROE in that period would have been 1.44 percent lower than actual, and the increase in ROE from 2004 and 2005 would have been greater than actual by this amount.
Similarly, the 1.22 percent decrease in ROE in the third quarter of 2005 versus the third quarter of 2004 was due to the overwhelming effect of the $32.5 million of Advance prepayment fees in the third quarter of 2004 compared to only $0.1 million in the third quarter of 2005.
The Traditional Member Finance segment also benefited substantially on average in the first three quarters of 2005 compared to the same period of 2004 from an increase in the amount of the long-term gap between the mortgage-backed securities in this segment and the unswapped Consolidated Bonds assigned to these assets. Although the average long-term gap on the entire balance sheet was lower in the first three quarters of 2005 compared to the same period of 2004, all of the reduction occurred in the Mortgage Purchase Program segment. The increase in the long-term gap in the Traditional Member Finance segment partially offsets, by design, a portion of the management actions implemented, and the trends in, the Mortgage Purchase Program segment, discussed below.
Financial Performance of Mortgage Purchase Program Segment
For the Mortgage Purchase Program segment, the decrease in the ROA and the ROE between the first nine months of 2004 and the first nine months of 2005 involved the following unfavorable factors (in descending order of importance, with the first two estimated to have a similar impact). These factors are discussed in detail in the section above entitled “Factors Affecting Net Interest Income for the First Nine Months.”
▪	Net book spreads on new mortgage assets were significantly narrower than outstanding mortgage assets.

▪	The strategy to reduce exposure to market risk was implemented primarily in the Mortgage Purchase Program segment because these tend to be our longest term and thus riskiest assets.

▪	We retired a large amount of unswapped Consolidated Bonds (which had been assigned at their issuance to the Mortgage Purchase Program), which tended to have relatively low book costs. In the 12 months after September 30, 2004, $1,576 million of Bonds allocated to this Program were retired with an average book cost of 3.87 percent, compared to $1,773 million of principal paydowns of mortgage assets with an average book yield of 5.15 percent.

▪	The amount of SFAS 91 net premium amortization (including market value adjustments) was approximately the same in the first three quarters of 2004 and the first three quarters of 2005: $19.3 million in the former period and $18.2 million in the latter period.
The change in the ROE between the third quarter of 2004 and the third quarter of 2005 was subject to the same factors identified above. However, the ROE in the third quarter comparison increased because of a large reversal of net SFAS 91 amortization of mortgage premiums in the third quarter of 2005. The amortization (which decreases earnings) was $9.4 million in the third quarter of 2004 and $0.8 million in the third quarter of 2005. This reversal more than offsets the factors noted above. If SFAS 91 amortization had been the same in the third quarter of 2004 as the third quarter of 2005, the ROE in the third quarter of 2004 (holding everything else constant) would have been 17.80 percent instead of the actual result of 11.24 percent. Our assessment is that the amortization in the third quarter of 2004 was above normal, while in the third quarter of 2005, it was below normal. We define normal amortization as what would occur, given the amount of purchase premiums, in an environment of unchanging interest rates.

Management actions to reduce our market risk/return profile resulted in shifting profitability from the Mortgage Purchase Program segment to the Traditional Member Finance segment. The long-term gap of the Mortgage Purchase Program segment decreased significantly. This strategy pressured earnings given the upward sloping (although flatter) yield curve. We partially offset the unfavorable earnings impact by engaging in actions within the Traditional Member Finance segment to increase that segment’s long-term gap. This is an example of how we dynamically manage financial performance within the context of the entire balance sheet.
In general, we have greater flexibility in adjusting the market risk/return profile of the entire balance sheet by utilizing acquisitions of mortgage-backed securities rather than purchases of mortgage loans or the issuance of Advances. First, we can directly control the types and timing of our purchases of mortgage-backed securities and the market risk/return profile of these assets. Second, in many periods, we purchase more mortgage-backed securities than loans under the Mortgage Purchase Program. The ability to utilize the Mortgage Purchase Program is limited by the relatively small number of members currently selling loans to us. The ability to access the market at our time of choice to purchase mortgage-backed securities facilitates our management of the market risk/return profile. For the Mortgage Purchase Program segment, we can control purchase volumes only indirectly through adjustments of loan pricing to incent or disincent Participating Financial Institutions to sell us certain loan types at certain times. Our indirect ability to use loan pricing in this manner is tempered by our business decision to provide the Program as a Mission Asset Activity and to purchase mortgage loans from Participating Financial Institutions at competitive market prices.
The ROE for each segment for any single quarterly, semiannual, or annual period is generally not expected to be an indication of the expected or actually realized return over the life of the assets in the segment. This is due to changes in the principal cash flows between the assets and liabilities as interest rates and prepayment speeds change and to our dynamic management of the market risk/return profile that it is a key component of our financial strategy.
Quantitative and Qualitative Disclosures About Risk Management
INTRODUCTION
The FHLBank faces various risks, including business risk, market risk (also referred to as interest rate risk), credit risk, liquidity risk, and operational risk. A primary component of our mission is to effectively manage these risks while expanding Mission Asset Activity and paying competitive dividends. Our goal is not to eliminate our risks, but to manage them by setting appropriate limits.
Management believes that we continued to have a limited risk exposure in the third quarter of 2005. We maintained our triple-A counterparty and deposit ratings with a stable outlook from the Moody’s and Standard & Poor’s ratings agencies.
We believe our credit risk exposure is minimal and our ability to continue achieving our mission objectives is most affected by market risk and business risk. When compared with other financial institutions, we believe our market risk and operational risk exposures are low, due to the relatively uncomplicated nature of our business, our relatively narrow policy limits on market risk exposure, and our ability to manage market risks through the issuance of bullet and callable long-term debt. We believe our business risk exposure is also low but more difficult to manage than market risk and operational risk, due to the inherent uncertainty of predicting the evolution of external factors that affect our business. However, our Retained Earnings Policy and our Capital Plan provide us tools to mitigate business risk events that could potentially threaten the level or volatility of our profitability, or our safety and soundness.
BUSINESS RISK
Although there were no new material developments regarding our business risk in the first nine months of 2005, there is a significant ongoing risk that can impact our balancing of the growth and volatility in Mission Asset

Activity with the ability to pay competitive dividends. Capital stock and Mission Asset Activity are concentrated among several members, which presents the risk that Advances and/or capital may be subject to sharp reductions. An example of the effect this concentration may have is, as discussed in the “Capital Resources” section, the request to redeem $125 million of excess stock (and our subsequent repurchase of this stock) by our largest stockholder and consistently largest user of Advances.
The members with whom Mission Asset Activity is concentrated tend to aggressively change their utilization of our Advance programs over time in accordance with their asset/liability management needs. They also tend to be affiliates of financial institution holding companies chartered outside the Fifth District or have affiliates chartered outside our District. In addition, they have memberships in multiple FHLBank districts within their affiliate structures and/or could relatively easily initiate memberships in other FHLBank districts. These conditions increase the uncertainty and potential volatility of our membership composition, capital stock holdings and volatility in our Mission Asset Activity (both for sharp increases and sharp decreases), as well as heighten competitive conditions regarding the pricing of Mission Asset Activity and other business practices.
To date, there have been no systemic long-term reductions in Mission Asset Activity balances or unfavorable effects on profitability from the concentration of membership and activity. We are not aware of, nor can we predict, any such specific outcomes that may occur in the future. However, the risk highlights the importance of contingency planning regarding merger activity, competitive conditions, and the concentration of ownership and activity. If a large member stockholder or user of Mission Asset Activity were to withdraw from membership or significantly reduce its activity with us, we would consider enacting prudent strategic responses within the context of our Capital Plan, Retained Earnings Policy, and pricing of Mission Asset Activity.
As noted in the “Capital Resources” section, in the second quarter of 2005, two relatively large members were acquired by non-Fifth District financial institutions. These acquisitions significantly increased the amount of SFAS 150 capital stock. Per Finance Board Regulations, we must redeem this stock at the end of a five-year waiting period. SFAS 150-related capital stock is not permitted to be used in the cooperative excess stock pool for capitalization of additional Mission Asset Activity. Management and our Board of Directors are currently considering the possible alternatives relating to this stock in the context of the objectives and application of our Capital Plan, the ability to maximize the likelihood of paying competitive dividends, and the leverage of our capital.
MARKET RISK
We define market risk exposure as the risk to the economic value of our stockholders’ capital and to the level and volatility of future earnings from changes in and the volatility of interest rates, options (the most important of which are mortgage prepayment speeds), and other market variables. The economic value of capital is also referred to as the market value of equity. There is normally a tradeoff between long-term and near-term/intermediate-term market risk exposure. We denote this tradeoff by referring to the “market risk/return profile.”
Sensitivity of the Market Value of Equity and Duration of Equity
In the third quarter of 2004, the Finance Board released an advisory bulletin that addressed the measurement of and policy limits on long-term and short-term market risk. The bulletin directed each FHLBank to consider the benefits and limitations of its current market risk measurements and policy limits and to consider adopting alternative or additional measures and/or limits. In June 2005, we presented to our Board of Directors an analysis of our market risk measurement and policy limits. After consideration of the bulletin, management recommended and the Board approved that the current limits were consistent with the bulletin’s provisions and guidance and thus no additional or modified policy limits were established.

The following tables present the sensitivity profiles of the market value of equity (the percentage changes use market value of equity in the flat rate case) and the duration of equity for selected interest rate shock environments (in basis points) for each of the noted periods.
Market Value of Equity

(Dollars in millions)	Down 200	Down 100	Down 50	Flat Rates	Up 50	Up 100	Up 200

September 30, 2005
Market Value of Equity	$3,947.5	$4,118.6	$4,152.5	$4,136.0	$4,082.3	$4,003.8	$3,822.5
% Change from Flat Case	(4.6)%	(0.4)%	0.4%		(1.3)%	(3.2)%	(7.6)%

Average of Nine Months Ended, September 30, 2005
Market Value of Equity	$3,890.6	$4,097.0	$4,153.9	$4,163.4	$4,124.6	$4,051.7	$3,862.5
% Change from Flat Case	(6.6)%	(1.6)%	(0.2)%		(0.9)%	(2.7)%	(7.2)%

2004 Year End
Market Value of Equity	$3,786.9	$4,040.8	$4,110.1	$4,122.6	$4,082.2	$4,002.7	$3,796.1
% Change from Flat Case	(8.1)%	(2.0)%	(0.3)%		(1.0)%	(2.9)%	(7.9)%

Average of Nine Months Ended, September 30, 2004
Market Value of Equity	$3,645.8	$3,818.6	$3,837.1	$3,799.6	$3,728.4	$3,624.0	$3,372.8
% Change from Flat Case	(4.0)%	0.5%	1.0%		(1.9)%	(4.6)%	(11.2)%
Duration of Equity

(In years)	Down 200	Down 100	Down 50	Flat Rates	Up 50	Up 100	Up 200

September 30, 2005	(4.73)	(2.34)	(0.32)	1.88	3.49	4.53	5.06

Average of Nine Months Ended September 30, 2005	(5.72)	(3.62)	(1.51)	0.90	2.97	4.31	5.25

2004 Year End	(7.16)	(4.49)	(1.82)	0.85	3.13	4.67	5.60

Average of Nine Months Ended September 30, 2004	(6.63)	(2.67)	0.33	2.96	5.05	6.38	7.03
We remained in compliance with our market risk policy limits regarding the market value of equity sensitivity and duration of equity. The policy limits for the market value of equity sensitivity are that the market value of equity is not permitted to change more than positive 20 percent or negative 20 percent for up and down 200 basis points interest rate shocks, compared to the market value of equity in a constant interest rate environment. The policy limits for the duration of equity are that: (1) duration of equity in a constant interest rate environment must be between positive eight and negative eight years and (2) duration of equity in both an up and down 200 basis points interest rate shock must be between negative and positive 10 years.
As discussed in the section “Factors Affecting Net Interest Income for the First Nine Months,” the trend that began in the second half of 2004 towards a reduced sensitivity of the market value of equity and long-term earnings risk to significant changes in long-term interest rates (especially interest rate increases) was maintained in the first nine months of 2005. This strategy resulted in lower average durations and smaller changes in the market value of equity across various interest rate shocks.

Market Risk Exposure of the Mortgage Assets Portfolio
The mortgage assets portfolio includes: both settled and traded-not-yet-settled mortgage-backed securities; unpaid principal balances and Mandatory Delivery Contracts under the Mortgage Purchase Program; Consolidated Obligations we have issued (including traded-not-yet-settled) to finance and hedge the assets; and to-be-announced mortgage-backed securities we have sold short to hedge the market risk of the commitment periods of Mandatory Delivery Contracts.
We have a separate policy limit on the market risk exposure of the mortgage assets portfolio. The limit is that the portfolio’s net market value (defined as the market value of assets minus the market value of liabilities) as a percentage of the book value of portfolio assets must be between positive and negative four percent in both up and down 200 basis points interest rate shocks. The following table presents the results of the measurement of the market risk exposure of our mortgage assets portfolio for selected interest rate shock environments (in basis points) for each of the noted periods.

	Down 200	Down 100	Down 50	Flat Rates	Up 50	Up 100	Up 200

September 30, 2005	(1.1)%	(0.2)%	(0.0)%	—	(0.2)%	(0.5)%	(1.3)%

Average of Nine Months Ended September 30, 2005	(1.5)%	(0.5)%	(0.1)%	—	(0.1)%	(0.4)%	(1.2)%

2004 Year End	(1.8)%	(0.5)%	(0.1)%	—	(0.2)%	(0.5)%	(1.4)%
We remained in compliance with this policy limit. At its June 2005 meeting, our Board of Directors approved a management recommendation to narrow these policy limits. The previous limit was that the net market value change must be between positive and negative five percent in both up and down 200 basis points interest rate shocks. The modified limit, as indicated above, is four percent. This change makes the policy limit more consistent with our policy limits on the market risk exposure of the entire balance sheet.
Use of Derivatives in Risk Management
In the first nine months of 2005, as in prior years, we used derivatives for the following hedging purposes:
▪	to synthetically transform long-term fixed-rate callable Consolidated Bonds, which are the type of debt securities the investor community prefers, and to a lesser degree, long-term fixed-rate noncallable Consolidated Bonds, to an adjustable-rate LIBOR funding basis (usually 3-month LIBOR) in order to offer and hedge competitively-priced LIBOR Advances and other short-term Advances;

▪	to hedge below-market fixed rates on, for example, Convertible Rate Advances that have a put option on interest rates permitting, or requiring, us to convert them to adjustable-rate LIBOR Advances (usually after an initial lockout period);

▪	to hedge Regular Fixed-Rate Advances when it may not be advantageous to issue unswapped fixed-rate Consolidated Bonds;

▪	to hedge the interest rate and interest rate options on certain Advances and investments that have caps and/or floors we have purchased; and

▪	to hedge the market risk exposure during the commitment period of Mandatory Delivery Contracts.
Generally, we use derivatives to hedge all Advances, except Mortgage-Related Advances, that have embedded interest rate options that we have purchased or sold. The critical terms and characteristics of the derivatives match those of the Advances, including most importantly the dollar amount, final maturity, option characteristics, and settlement dates.
Because we have a cooperative business model, our Board of Directors has emphasized the importance of minimizing economic and GAAP earnings volatility, including volatility from the use of derivatives. Our primary philosophy regarding the use of derivatives is to execute those that we expect to be, within a regime of cost effectiveness, highly effective as economic hedges of market risk exposure. Therefore, we expect our use of derivatives to result in minimal economic earnings volatility and to receive fair value hedge accounting treatment under SFAS 133. Historically, this has been the case.
We have not executed, nor do we currently have plans to do so, any derivatives to hedge market risk on a macro, or entire, balance sheet level. We also have not executed, nor do we currently have plans to do so, derivative transactions to hedge the market risk of mortgage assets, except for the commitment period of Mandatory Delivery Contracts in the Mortgage Purchase Program. We believe that, as a general rule, their economic benefits are not sufficient to outweigh the increased costs and risks to our business, including the potential implications for accounting earnings volatility, which our Board of Directors views as an important consideration. Also, given the amount of our mortgage assets, we have been able to utilize on-balance sheet Consolidated Obligations to hedge their market risk exposure.
In addition to callable and noncallable Consolidated Obligations, we have recently begun issuing mortgage prepayment-linked Consolidated Obligations. While these instruments have a stated final maturity typically ranging from five to 12 years, a monthly amortization of principal is determined by a specified 15- or 30-year reference pool(s) of mortgage-backed securities. Year-to-date, we have issued $330.0 million in par of these instruments for which we have chosen reference pools with underlying collateral characteristics similar to those of the mortgages we are hedging. The FHLBank System has issued approximately $4.9 billion of these Consolidated Obligations year-to-date and has determined a market acronym of “APLS” (amortizing prepayment-linked securities).
Some derivatives could be highly effective economic hedges, but not receive fair value hedge accounting. In these cases, we would consider executing such derivatives if, in our judgment, their expected economic benefits outweighed their cost and the potential accounting earnings volatility from application of SFAS 133. Our consideration of the potential economic benefits of using derivatives includes the increased business and operational costs—additional staff and systems for analysis, transacting, reporting, and controls—that would result from using them to hedge a portion of the market risk of mortgage assets. We believe these business and operational costs tend to exceed the projected economic benefit compared to our current use of on-balance sheet debt instruments.
We also believe that the market price of executing derivatives in which we purchase options would be more costly compared to the alternative of on-balance sheet instruments. Executing these types of derivatives at reasonable market prices would typically involve executing them with options that have exercise levels significantly out of the money. This practice would make them relatively ineffective in controlling the exposure of market risk and earnings risk to more moderate changes in interest rates.
The following table shows the notional principal amounts of derivatives that are used in either accounting or economic hedging relationships with other financial instruments at September 30, 2005 and 2004 and at year-end 2004:

		September 30,	December 31,	September 30,
(In millions)		2005	2004	2004
Hedged Item	Hedging Instrument

Consolidated Obligations	Interest rate swap	$23,785	$25,235	$22,603
Convertible Advances	Interest rate swap	7,275	7,395	9,855
Advances and Investments with purchased caps and/or floors	Interest rate swap(1)	10	14	19
Regular Fixed-Rate Advances	Interest rate swap	240	240	240
Mandatory Delivery Contracts	Commitments to sell to-be-announced mortgage-backed securities	41	53	73

Total based on hedged item (2)		$31,351	$32,937	$32,790

(1)	On September 30, 2005, these swaps hedged only Advances.

(2)	The FHLBank enters into Mandatory Delivery Contracts (commitments to purchase loans) in the normal course of business and economically hedges them with commitments to sell to-be-announced mortgage-backed securities. Therefore, the Mandatory Delivery Contracts (which are derivatives) are the objects of the hedge (the Hedged Item) and are not listed as a Hedging Instrument in this table.
The fluctuation in the notional principal amount of interest rate swaps hedging Consolidated Obligations is normal based on our needs for synthetic adjustable-rate LIBOR financing in response to member demand for LIBOR

Advances and trends in the relative cost between Consolidated Discount Notes and swapped funding. The decrease since September 2004 in the notional principal amount of interest rate swaps hedging Convertible Advances resulted from a substantial amount of member prepayments of these Advances in the second half of 2004. When prepayments of Convertible Advances occur, we terminate the associated interest rate swaps.
The following table shows the notional principal amounts of our derivatives according to their accounting treatment for the noted periods. This table differs from the one above in that it displays all derivatives, including the hedged item and the hedging instrument where both are considered derivatives (i.e., for the economically hedged Mandatory Delivery Contracts). The table above only lists the hedging instrument, which as indicated, excludes Mandatory Delivery Contracts.

	September 30,	December 31,	September 30,
(In millions)	2005	2004	2004

Shortcut (Fair Value) Treatment
Advances	$7,233	$7,408	$7,568
Mortgage Purchase Program	—	—	—
Investments	—	—	—
Consolidated Obligations	17,415	15,325	11,978

Total	24,648	22,733	19,546
Long-haul (Fair Value) Treatment
Advances	282	237	2,537
Mandatory Delivery Contracts	—	—	—
Investments	—	—	—
Consolidated Obligations	6,370	9,910	10,475

Total	6,652	10,147	13,012

Economic Hedges
Advances	10	—	—
Mandatory Delivery Contracts	66	75	115
To-be-announced mortgage-backed securities hedges	41	53	73
Investments	—	4	9
Consolidated Obligations	—	—	150

Total	117	132	347

Total derivatives	$31,417	$33,012	$32,905

Our interest rate swaps normally are eligible for fair value hedge accounting. We received fair value hedge shortcut accounting treatment in accordance with SFAS 133 on $24.6 billion (78.4 percent) of derivative transactions outstanding at September 30, 2005. See Note 16 to the Notes to Unaudited Financial Statements for additional information related to the FHLBank’s accounting of certain derivatives. Fair value hedge shortcut accounting treatment results in assumed offsetting market value fluctuations on the derivatives and hedged instruments that do not cause volatility in earnings and capital. The designation of shortcut accounting treatment requires us to match the critical economic terms (such as notional principal amount, maturity, call option, and net settlements) between the derivative and the hedged item.
At September 30, 2005, we designated $6.7 billion (21.2 percent) of derivatives as fair value long-haul hedges. This means we are permitted to offset the monthly changes in the derivatives’ fair values with the monthly changes in the fair values of the hedged risk as long as the hedges pass SFAS 133 effectiveness tests. We perform effectiveness testing monthly based on a consistently applied statistical methodology. Based on the close economic hedging relationship of these long-haul derivatives, the market value volatility from application of SFAS 133 was minimal in the third quarter of 2005 and prior years (excluding the geography reclassification related to modified Advances), as discussed in the “Results of Operations.”
Beginning in October 2005, all of the Convertible Rate Advances that were previously subject to shortcut fair value hedge accounting treatment were re-categorized as long-haul fair value hedges. See Note 16.
The increase in the notional principal amount of derivatives receiving shortcut accounting treatment and the corresponding decrease in the amount receiving long-haul accounting treatment, between September 2004 and

September 2005, reflected the roll off of a portion of the interest rate swaps of Consolidated Obligations having deferred fees and the addition of hedges of Consolidated Obligations with interest rate swaps not having deferred fees.
The remaining $117 million (0.4 percent) of derivatives are economic hedges and, under SFAS 133, do not receive shortcut or long-haul fair value hedge accounting treatment. An economic hedge is defined as the use of a derivative that economically hedges a financial instrument. We hedge Mandatory Delivery Contracts by short selling, for forward settlement, to-be-announced mortgage-backed securities. Both instruments are considered derivatives under SFAS 133. SFAS 133 does not permit a derivative that hedges another derivative to qualify for hedge accounting. However, the market value changes of these derivatives tend to closely offset each other, as designed.
CREDIT RISK
Credit risk is the risk of loss due to default on assets lent to or purchased from members or investment counterparties, delayed receipt of principal and/or interest, or counterparties’ nonpayment of interest due on derivative transactions. We believe we have limited exposure to credit risk. All Advances are overcollateralized and we have strong credit enhancement on loans in the Mortgage Purchase Program that protect us down to approximately a 50 percent loan-to-value level on each loan. Also, we have strong collateral arrangements in our management of credit exposure to derivative counterparties, our unsecured investments carry high credit ratings and we have conservative limits on exposure to any single counterparty and affiliated counterparties. We believe that our credit risk exposure did not change materially in the first nine months of 2005 compared to prior years.
For Credit Services, the following table shows the distribution of our internal credit ratings at September 30, 2005. The left side of the table shows the borrowing capacity of both secured members and secured nonmembers (those institutions that, although no longer members, still have activity outstanding with us). The right side of the table includes only institutions with outstanding credit activity. The lower the numerical rating, the higher is our assessment of the member’s credit quality. For total members and nonmember borrowers, 92.7 percent had credit ratings of 1 or 2, while for total borrowers, 93.4 percent had credit ratings of 1 or 2. Likewise, over 96 percent of potential borrowing capacity based on collateral corresponds to the two highest credit ratings.
     (Dollars in millions)

	All Members and Borrowing
	Nonmembers		All Borrowers
Member		Collateral-Based		Credit	Collateral-Based
Credit		Borrowing		Services	Borrowing
Rating	Number	Capacity	Number	Outstanding	Capacity

1	276	$53,660	190	$15,111	$51,955
2	424	46,664	363	27,776	45,374
3	38	3,836	25	1,621	3,443
4	7	37	4	24	35
5	10	113	10	95	114

Total	755	$104,310	592	$44,627	$100,921

For the Mortgage Purchase Program, there continued to be no credit losses borne by us on any loan purchased. The following table presents changes in the Lender Risk Account for the first nine months of 2005 compared to year-end 2004. The Lender Risk Account is the primary way we manage the credit risk on conventional loans in the Mortgage Purchase Program. It is a performance-based purchase price holdback for the Participating Financial Institutions on each conventional loan sold to the FHLBank and serves as an incentive for members to sell us quality loans.

	Nine Months Ended	Year Ended
(In thousands)	September 30, 2005	December 31, 2004

Lender Risk Account at beginning of period	$37,243	$30,265
Additions	4,810	7,054
Claims	(45)	(55)
Scheduled distributions	—	(21)

Lender Risk Account at end of period	$42,008	$37,243

The following table shows the distribution of the loan-to-value ratio and credit scores provided by the Fair Isaac and Company (FICO) at origination dates of the conventional loans weighted by unpaid principal at September 30, 2005. These distributions did not change materially in the third quarter compared with the first and second quarters of 2005 and all of 2004.

	Percent		Percent
Loan-to-Value	of Principal	FICO Score	of Principal
<= 60%	23.9%	< 620	0.0%
> 60% to 70%	19.5	620 to < 660	5.4
> 70% to 80%	48.1	660 to < 700	12.9
> 80% to 90%	5.1	700 to < 740	20.4
> 90%	3.4	>= 740	61.3
Average	69.00%	745
At September 30, 2005, the Mortgage Purchase Program had $3.6 million (0.05 percent) of conventional mortgage principal that was 90 days or more delinquent and $2.4 million (0.04 percent) in foreclosure, for a combined total of $6.0 million (0.09 percent). This was well below the national average delinquency rate of 0.25 percent from the Mortgage Bankers Association National Delinquency Survey (measured through the second quarter of 2005, including 90-day delinquencies and foreclosures). Because of the credit enhancements, we believe we have little, if any, exposure to loans on a non-accrual status. There have been three small claims against the Lender Risk Account in the program life-to-date. None of the claims has exceeded the amount of the Lender Risk Account established for the related loans.
For investments, the following table shows the par amount in millions of dollars of unsecured money market investments outstanding at September 30, 2005 and the end of 2004 according to the long-term credit rating of the counterparties from Moody’s, Standard & Poor’s, and/or Fitch Advisory Services (Fitch).

(In millions)	September 30, 2005	December 31, 2004
Aaa/AAA	$455.0	$500.0
Aa/AA	6,327.0	8,254.8
A	4,650.0	5,310.0

Total	$11,432.0	$14,064.8

We invest substantially all of our mortgage-backed securities authority in GSE securities issued by Fannie Mae and Freddie Mac, and agency securities issued by Ginnie Mae, all of which continued to carry long-term credit ratings of triple-A from Moody’s, Standard & Poor’s, and/or Fitch. We have never held any asset-backed securities. Four percent of our mortgage-backed securities portfolio at September 30, 2005 was invested in private label mortgage-backed securities (compared to five percent at the end of 2004), which have greater credit risk than GSE and agency mortgage-backed securities. All of our private-label securities have increased subordination, carry Aaa or AAA credit ratings and are comprised of residential fixed-rate mortgage loans.
For derivatives, the credit exposure on an interest rate swap derivative transaction is the risk that the counterparty might default, which could result in us having to replace the derivative transaction with another counterparty on less favorable terms. Thus, our amount of credit risk exposure to a counterparty equals the positive net mark-to-market value of all derivatives outstanding with the counterparty. Through our International Swaps & Derivatives Association (ISDA) Master Agreement with each derivative counterparty, the Financial Management Policy limits the net credit exposure to each counterparty in derivative transactions based on the counterparty’s amount of capital and creditworthiness.

The table below presents the net market value exposure at September 30, 2005 on interest rate swap derivatives outstanding.
(Dollars in thousands)

			Mark-to-	Market Value	Market Value	Net Market-
Credit Rating	Number of	Notional	Market	of Collateral	of Collateral	to-Market
Category	Counterparties	Principal	Valuation	Held	Delivered	Exposure

Aaa/AAA	—	$—	$—	$—	$—	$—
Aa/AA	8	5,842,500	(43,303)	—	—	(43,303)
A	8	25,467,825	(364,073)	—	124,217	(239,856)

Total	16	$31,310,325	$(407,376)	$—	$124,217	$(283,159)

On a total net basis, we had no unsecured credit risk exposure to interest rate swap counterparties, as indicated by the negative net mark-to-market exposure. We had a net positive exposure to one counterparty, totaling $0.1 million. None of the counterparties carried a long-term credit rating lower than A from a nationally recognized statistical rating organization.
LIQUIDITY RISK AND CONTRACTUAL OBLIGATIONS
Liquidity risk is defined as the risk that we will be unable to meet our financial obligations as they come due or meet the Advance and Mortgage Purchase Program funding needs of members in a timely and cost-efficient manner. Our mission requires the maintenance of a substantial level of liquidity at all times to provide members access to Advance funding and mortgage loan sales in all financial environments. Our primary source of liquidity is through participation in the issuance of FHLBank System Consolidated Obligations.
We are exposed to two general types of liquidity risk:
▪	Operational liquidity risk is the potential inability to meet anticipated or unanticipated day-to-day liquidity needs through our normal sources of funding.

▪	Contingency liquidity risk is the potential inability to meet liquidity needs because our access to the capital markets is restricted or suspended for a period of time due to a market disruption, operational failure, or real or perceived credit quality problems.
Finance Board Regulations and our Financial Management Policy require us to hold sufficient contingency liquidity and sufficient operational liquidity. To meet the contingency liquidity requirement, we must hold sources of liquidity, in the event our access to the capital markets is impeded for seven business days, in an amount at least equal to the sum of the following items scheduled for settlement within the same period:
▪	100 percent of liabilities maturing or called in the next seven business days (net of liabilities issued, not yet settled);

▪	100 percent of assets traded, not yet settled, and Advance commitments;

▪	100 percent of Advances maturing; and

▪	a percentage increase in potential Advances, computed based on recent balance experience.
Sources of liquidity for the contingency liquidity requirement include cash, certain investments specified in our Financial Management Policy, Advances maturing within the next seven business days, and interest payments received.
Our operational liquidity must be at least as great as our contingency liquidity. To meet the operational liquidity requirement, we are permitted to include the sources of liquidity under the contingency liquidity requirement as well as our access to the capital markets to issue Consolidated Obligations, execute repurchase agreements and purchase Federal funds.

The following table shows the components of our contingency liquidity requirement as of the end of each period presented.

	2005			2004
Contingency Liquidity Requirement (In millions)	September	June	March	December

Total Contingency Liquidity Reserves	$25,264	$25,638	$29,560	$29,877
Total Requirement	(14,770)	(15,949)	(22,721)	(18,369)

Excess Contingency Liquidity Available	$10,494	$9,689	$6,839	$11,508

We met our operational liquidity requirement throughout the quarter both as a function of meeting the contingency liquidity requirement and because we were able to access capital markets to issue Consolidated Obligations.
To support our member deposits, we are required to meet a statutory deposit reserve requirement. We must hold investments in obligations of the United States, deposits in eligible banks or trust companies, or Advances with final maturities not exceeding five years, the sum of which must equal or exceed the amount of current member deposits. The following table shows the components of the statutory deposit reserve requirement as of the end of each period presented.

	2005			2004
Deposit Reserve Requirement (In millions)	September	June	March	December
Total Eligible Deposit Reserves	$40,976	$38,735	$42,688	$39,088
Total Member Deposits	(951)	(1,035)	(1,068)	(1,032)

Excess Deposit Reserves	$40,025	$37,700	$41,620	$38,056

The liquidity guidelines in our Financial Management Policy also require us to maintain an average daily liquidity level each month in an amount not less than the sum of the following:
▪	20 percent of the sum of our daily average demand and overnight deposits and other overnight borrowings, plus

▪	10 percent of the sum of our daily average term deposits, Consolidated Obligations, and other borrowings that mature within one year.
Assets eligible for meeting these liquidity requirements include cash and certain overnight and term investments. The following table shows the components of this average daily liquidity requirement as of the end of each period presented.

	2005			2004
Daily Liquidity Requirement (In millions)	September	June	March	December
Total Eligible Investments	$9,257	$9,618	$11,413	$11,805
Total Reserve Requirement	(3,275)	(3,461)	(4,174)	(4,990)

Excess Daily Liquidity Reserves	$5,982	$6,157	$7,239	$6,815

The following table shows the payments due or expiration terms under the specified contractual obligation types by period at September 30, 2005.

(In millions)	< 1 year	1<3 years	3<5 years	> 5 years	Total

Long-term debt (Consolidated Bonds) — par	$12,628.4	$24,596.6	$6,814.0	$8,605.4	$52,644.4
Mandatorily redeemable capital stock	—	21.6	388.5	—	410.1
Other long-term obligations (term deposits) — par	79.2	2.2	—	—	81.4
Capital lease obligations	—	—	—	—	—
Operating leases (includes premises and equipment)	0.9	2.0	1.7	3.5	8.1

Total Contractual Obligations before off-balance sheet items	12,708.5	24,622.4	7,204.2	8,608.9	53,144.0

Off-balance sheet items (1)
Commitments to fund additional Advances	8.3	—	—	—	8.3
Standby Letters of Credit	1,210.6	62.8	58.1	42.1	1,373.6
Standby bond purchase agreements	—	39.5	212.1	—	251.6
Commitments to fund mortgage loans	65.8	—	—	—	65.8
Unused line of credits and other commitments	—	—	—	—	—
Consolidated Obligations traded, not yet settled	162.9	935.0	100.0	60.0	1,257.9

Total off-balance sheet items	1,447.6	1,037.3	370.2	102.1	2,957.2

Total Contractual Obligations and off-balance sheet items	$14,156.1	$25,659.7	$7,574.4	$8,711.0	$56,101.2

(1)	Represents notional principal amount of related off-balance sheet obligations.

RISK-BASED CAPITAL REGULATORY REQUIREMENTS
The GLB Act, Finance Board Regulations, and our Capital Plan require us to meet a capital requirement that addresses exposure to market risk, credit risk, and operational risk. The amount of our total permanent capital (defined as the regulatory amount of Class B Stock, including members’ stock reclassified by us to liabilities under SFAS 150, plus retained earnings) must at all times be at least equal to the amount of risk-based capital, measured as the sum of market risk, credit risk, and operational risk.
The amount of required risk-based capital, computed monthly, averaged 14.8 percent of permanent capital for the first nine months of 2005. This was well within the Finance Board Regulatory requirement. The percentage drifted lower during 2005 due to management’s strategy to reduce long-term market risk exposure. At this time, the risk-based capital requirement is not a binding constraint. We do not use it to actively manage our risk profile, but we do monitor results to identify trends within our internal process of market risk analysis.
The following table presents the composition of risk-based capital for the noted periods.

		Monthly Average
	Quarter End	Nine Months Ended	Year End
(Dollars in millions)	September 30, 2005	September 30, 2005	2004
Market risk-based capital	$243.3	$269.7	$294.2
Credit risk-based capital	191.2	190.9	197.0
Operational risk-based capital	130.3	138.2	147.4

Total risk-based capital	564.8	598.8	638.6
Total permanent capital	4,061.7	4,041.8	4,001.7

Excess permanent capital	$3,496.9	$3,443.0	$3,363.1

Risk-based capital as a percent of permanent capital	13.9%	14.8%	16.0%

OPERATIONAL RISK
We believe there were no developments regarding our operational risk in the first nine months of 2005.

Management’s Discussion and Analysis of Financial Condition and Results of Operations For the Years Ended December 31, 2004, 2003 and 2002
EXECUTIVE SUMMARY
In 2004, the FHLBank continued to fulfill its mission of serving the Fifth District’s housing finance markets through member stockholders by expanding competitively priced Mission Asset Activity and accommodating members’ desires to manage the level and composition of their Advance balances.
Average Mission Asset Activity expanded by $2.7 billion (5.2 percent) in 2004 over 2003’s average. The average principal balance of Advances increased by $2.1 billion (4.9 percent). The level and composition of Advance balances during 2004 were exceptionally volatile, as numerous members’ restructured their liability positions. We believe that the ability of members to quickly and cost-effectively change how they use Advances is a significant source of value from membership in the FHLBank. At the end of 2004, 76 percent of all members had outstanding Advances, a market penetration rate that has been consistently around this level in recent years. During 2004, 45 members borrowed Advances who had not borrowed at any time in 2003.
The Mortgage Purchase Program continued to gain momentum, although at a slower pace from 2002 and 2003. Despite a substantial slowdown in 2004 in the growth of the number of originations of the kinds of fixed-rate mortgages we are currently permitted to purchase, after the refinancing boom of 2001-2003, the average principal balance outstanding and amount of Mandatory Delivery Contracts under the Mortgage Purchase Program grew by $661 million (8.7 percent). Even with the slowdown in the nationwide mortgage market, we were able to execute $2.1 billion of Mandatory Delivery Contracts in 2004.
We continued our strong support of affordable housing and community economic development. In 2004, through the Affordable Housing Program, we awarded $28.3 million of subsidy funds that will be used to reduce the costs of homeownership for individuals and communities that need financial assistance.
Our primary indicator of profitability, ROE, averaged 5.97 percent in 2004, which was 4.35 percentage points above the average 3-month LIBOR. We continued to pay stockholders a competitive return on their capital investment in the FHLBank, distributing a 4.13 percent average annualized stock dividend. This dividend rate was 2.51 percentage points above the average 3-month LIBOR. We believe that, given our cooperative business structure, our conservative risk profile and the nature of our Capital Plan, this dividend rate represented a competitive return to our member stockholders. For the 18th consecutive year, we distributed dividends as additional shares of stock, which enables members to have more flexibility in managing the amount of their capital investment in our FHLBank in the context of their business needs.
In addition, our Board of Directors adopted a formal Retained Earnings Policy and the amount of retained earnings was augmented by 82 percent, from $92.2 million at the end of 2003 to $167.5 million at the end of 2004. The year-end 2004 amount of retained earnings was just above the mid-point of the target range in the Retained Earnings Policy and was reached three years ahead of schedule. This policy and the increase in retained earnings complement our new Capital Plan implemented at the end of 2002 that made capital a more permanent source to absorb potential financial losses. We believe that the Retained Earnings Policy and additional retained earnings enhance protection of members’ capital investment against impairment risk and help to ensure stable, competitive dividends in the future.
The year 2004 marked the second full year of the Capital Plan. The Capital Plan replaced the legislative capital structure that had been in place since the founding of the FHLBank System in 1932. We believe the Capital Plan enhances our safety and soundness, strengthens our cooperative structure, and enables members to better plan their capital stock investment, Advances and Mortgage Purchase Program activity. One benefit of the Capital Plan seen in 2004 was that, even with substantial volatility in Advance balances, the amount of stock members were required to purchase to capitalize Mission Asset Activity was only $14 million.
We made substantial progress on a number of fronts related to improved financial disclosures and business controls.

As part of this process we have enhanced our annual and quarterly financial reports. We are continuing our work related to compliance with the Sarbanes-Oxley Act. Initiatives under this important endeavor include updating and improving our use of system and computer technologies, strengthening internal procedures and controls, and ensuring we have an adequate number and quality of staff to handle the increasing business and regulatory demands. These initiatives, while significant, are not expected to materially affect financial performance in the short term. In the longer term, they are expected to enhance productivity, reduce operational risk, and help enhance investors’ perceived quality of the FHLBank System’s debt securities.
There are several challenges and concerns that we see for the long term. The substantial volatility in Advance balances over the last several years presents a challenge to continue to consistently grow this primary Mission Asset Activity. Actual or potential merger activity of our members may dampen Advance demand over the long run or further increase its volatility.
Growth of Mortgage Purchase Program assets slowed substantially in 2004, as noted above. In the absence of a new refinancing boom, the ability to expand the Mortgage Purchase Program over the long term will depend on the development of additional products and features. We continually examine the product line and features of the Mortgage Purchase Program for possible enhancements that can more fully support our members’ needs to access the secondary mortgage markets. However, given our current regulatory restrictions to purchase only fixed-rate mortgages, we will continue to be limited in the overall competitiveness of the program and its ability to fully serve all of our members in the secondary mortgage market.
Finally, we are focused on the potential effects of external pressures on the primary sources that drive our ability to add value to members’ capital investment and fulfill our public mission—competitive debt costs, flexible debt issuance activity, and intermediation between our members and the capital markets through Mission Asset Activity. These include pressures on the ratings of the FHLBank System’s Consolidated Obligations from news regarding financial results and accounting practices at other government-sponsored enterprises and the uncertainty of potential legislative changes to our regulatory environment.
LEGISLATIVE AND REGULATORY DEVELOPMENTS
Registration Under the Securities Exchange Act of 1934
On June 23, 2004, the Finance Board unanimously adopted a rule requiring each FHLBank to enhance its financial disclosures by voluntarily registering a class of equity securities with the SEC under Section 12(g) of the Exchange Act. After this registration becomes effective, we will be required to file quarterly and annual reports and other information with the SEC.
Proposed Legislation for Government-Sponsored Enterprises
Several bills have been introduced in Congress that are designed to strengthen the regulation and oversight of Fannie Mae, Freddie Mac and the FHLBanks, including a bill which would combine the Office of Federal Housing Enterprise Oversight, which regulates Fannie Mae and Freddie Mac, and the Finance Board into a new regulatory agency. The House and Senate have held hearings on this legislation. The accounting and management issues relating to Fannie Mae and Freddie Mac that surfaced in recent years may spur legislative actions on this or other similar bills. We cannot predict whether any legislation ultimately will be enacted that includes the FHLBanks and, if enacted, what provisions relating to the Finance Board and the FHLBanks will be included, when any such change would go into effect, or what effect the legislation would have on the Finance Board or the FHLBanks.

Change in Federal Reserve Bank Policy Statement on Payments System Risk
In September 2004, the Federal Reserve Board announced that, beginning on July 20, 2006, it will require Federal Reserve Banks to release interest and principal payments on securities issued by government-sponsored enterprises and certain international organizations only when the issuer’s Federal Reserve account contains sufficient funds to cover these payments. Currently, the Federal Reserve Banks process and post these payments to depository institutions’ Federal Reserve accounts by 9:15 a.m. Eastern Time, the same posting time as for U.S. Treasury securities’ interest and redemption payments, even if the issuer has not fully funded its payments. While the issuer will determine the timing of these payments during the day, each issuer will be required to fund its interest and principal payments by 4 p.m. Eastern Time, in order for the payments to be processed that day. A Fed Industry Working Group on Payments System Risk Policy Changes has been established to help market participants identify potential market disruptions and determine and understand the new payment environment. The policy changes are likely to have an effect on the cash management routines and related business practices of the FHLBank System and our FHLBank. However, it is not possible to reliably predict what, if any, effect the changes would have on the FHLBank System or our FHLBank.
RISK FACTORS
We believe our business is financially sound, conservatively managed, and well capitalized on a risk-adjusted basis. During 2004, there were no ratings actions from Moody’s or Standard & Poor’s on our FHLBank or the FHLBank System’s Consolidated Obligations. We will continue to manage our risk profile conservatively in accordance with our status as a triple-A-rated, government-sponsored enterprise with a cooperative organizational structure.
We believe there are five primary long-term challenges to our business model.
▪	Mission Asset Activity Levels. There is a potential for Mission Asset Activity balances to experience a systematic decrease because of merger activity in our membership (especially given the relative concentration of our Mission Asset Activity), competitive alternatives for wholesale funding that are increasingly available to members, and the possibility of multi-district membership (although this is not currently permitted). Significantly lower amounts of Mission Asset Activity also would likely decrease earnings and result in a less efficient deployment of capital.

▪	Debt Issuance and Funding Cost. Potential external and internal events could affect the FHLBank System’s ability to issue high quality, cost effective, liquid debt securities. Reductions in the credit ratings for our FHLBank or the FHLBank System’s Consolidated Obligations could have a material adverse impact on the costs of Consolidated Obligations, the ability to attract and maintain members, and the ability to continue to expand Mission Asset Activity. The joint and several obligation of FHLBank System debt securities makes preserving the funding cost of debt securities more difficult, because events beyond our control at other FHLBanks could materially impact the cost, liquidity, and structures of our debt securities.

▪	Volatility of Earnings and Market Risk. Purchase of mortgages under the Mortgage Purchase Program is expected to increase the volatility of our earnings and market risk profile, given the loans’ long-term maturities and prepayment options. We also expect that growth in the Mortgage Purchase Program will continue to raise the average level of earnings. Just as with mortgage-backed securities, in which we have invested for over 10 years, the ability to mitigate this market risk depends primarily on the ability of the FHLBank System to issue long-term debt securities at favorable interest rates and the ability to execute, when appropriate, derivative hedge transactions.

▪	Regulatory/Legislative. New Finance Board Regulations or congressional legislation related to the FHLBank System could restrict our ability to compete for wholesale lending with Advances and for mortgage purchases with the Mortgage Purchase Program.

▪	Interest Rate Movements. Extremely large, rapid, and lasting increases in interest rates and a flatter yield curve, or extremely large, rapid, and lasting decreases in long-term interest rates, could cause earnings to generate uncompetitive dividend returns to member stockholders for an extended period of time, especially if the interest rate changes are accompanied by reductions in Mission Asset Activity. This could reduce the value of membership sufficiently to cause some members to consider withdrawing their membership.

CONDITIONS IN THE ECONOMY AND FINANCIAL MARKETS
The primary external factors that affect our net interest income are market interest rates and the general state of the economy, especially in the Fifth District states in which we operate.
Economic growth in 2004 indicated a modest expansion of economic activity. After increasing 3.0 percent in 2003, inflation-adjusted GDP rose by 4.4 percent in 2004. The GDP growth rate during 2004 was 4.5 percent in the first quarter, 3.3 percent in the second quarter, 4.0 percent in the third quarter, and 3.8 percent in the fourth quarter. Loan growth of Fifth District financial institutions was 3.6 percent in 2002, 2.2 percent in 2003, and 12.2 percent in 2004; their deposit growth was 7.9 percent in 2002, 3.1 percent in 2003, and 4.2 percent in 2004. An imbalance between loan and deposit growth would be expected to affect Advance demand. The imbalance evidenced in 2004 may help account for the record peak in Advance balances experienced in 2004.
The following tables show key market interest rates for 2004 and 2003 (obtained from Bloomberg L.P.).

	Year 2004		Year 2003
	Average	Ending	Average	Ending

Overnight Federal funds effective	1.35%	1.97%	1.13%	0.94%
3-month LIBOR	1.62	2.56	1.21	1.15
2-year U.S. Treasury	2.36	3.07	1.63	1.82
5-year U.S. Treasury	3.41	3.61	2.93	3.25
10-year U.S. Treasury	4.26	4.22	3.99	4.25
15-year mortgage current coupon(1)	4.63	4.62	4.40	4.53
30-year mortgage current coupon(1)	5.30	5.25	5.16	5.31

	Year 2004 by Quarterly Average
	Quarter 1	Quarter 2	Quarter 3	Quarter 4

Overnight Federal funds effective	1.00%	1.01%	1.43%	1.95%
3-month LIBOR	1.12	1.30	1.75	2.30
2-year U.S. Treasury	1.66	2.43	2.53	2.80
5-year U.S. Treasury	2.97	3.71	3.49	3.48
10-year U.S. Treasury	4.00	4.58	4.29	4.16
15-year mortgage current coupon(1)	4.28	4.96	4.70	4.56
30-year mortgage current coupon(1)	5.04	5.64	5.35	5.19

(1)	Simple average of Fannie Mae and Freddie Mac mortgage-backed securities current coupon rates.
After short-term interest rates had stabilized in the first half of 2003, the Federal Reserve Board (the Fed), through its Open Market Committee, cut its target rate in late June on the overnight Federal funds rate to 1.00 percent. The Fed sustained this target level for the remainder of 2003. Other short-term interest rates followed this trend. The reductions in mortgage loan rates over the second half of 2002 and first half of 2003 prompted historically fast prepayment speeds on our mortgage assets in the second half of 2002 and the first three quarters of 2003, requiring investment in new mortgage assets at significantly lower yields. The fast mortgage prepayment speeds in 2003 put downward pressure on earnings in 2003 because we could not retire as many high-rate Consolidated Obligations as mortgage assets. Earnings improved in 2004 compared to 2003, in large part because we implemented a strategy to rebalance the cost and maturity profile of our liabilities to better match the cost and expected maturity profile of our assets.
Short-term interest rates began to rise in June 2004 as the Fed increased its target rate on overnight Federal funds rates from 1.00 percent at the end of 2003 to 2.25 percent by the end of 2004. (The actual overnight Federal funds effective at the end of 2004 was 1.97 percent.) Short-term LIBOR increased more than the overnight Federal funds effective because LIBOR tends to anticipate actions of the Open Market Committee. Our earnings on short-term and adjustable-rate assets and liabilities are more affected by changes in LIBOR rates than Federal funds rates because more of these instruments have rates indexed to LIBOR than Federal funds.

The shape of the LIBOR and U.S. Treasury yield curves, measured as the relationship between short-term interest rates and longer-term interest rates, became steeper in the first half of 2004 compared to the end of 2003 because long-term interest rates rose. However, in the third and fourth quarters of 2004, the yield curves significantly flattened as short-term interest rates rose and long-term interest rates fell.
Changes in interest rates and the shape of the yield curve in 2004 affected the profile of our market risk exposure and our earnings trends in the following ways:
▪	earnings from the investment of capital increased;

▪	actual mortgage prepayment speeds (which are strongly affected by the historical evolution of interest rates) relative to retirement of Consolidated Obligations slowed, on average, compared to 2003;

▪	the book yields on new mortgage assets compared to the cost of new Consolidated Obligations decreased;

▪	the recognition of mortgage premiums in accordance with SFAS 91 (which is governed by actual and projected prepayment speeds) increased; and

▪	the rising interest rate environment prompted us to reduce our market risk exposure to further increases in long-term interest rates, as the flatter yield curve reduced the opportunity cost of doing so (in terms of foregone earnings from mismatched funding).
These effects are discussed in more detail in the “Results of 2004 Operations and Outlook” and “Market Risk” sections (pages 89 and 107).

ANALYSIS OF FINANCIAL CONDITION AND OUTLOOK
Introduction: Asset Composition and Trends in Mission Asset Activity
The tables below and on the next page present ending and average balance data for asset composition, dollar change in balance, and percentage change in balance for major asset categories for the last three years. Please reference these tables in the subsequent discussion of the analysis of asset trends.
Asset Composition — Ending Balances (Dollars in millions)

	2004				2003				2002
		% of	Change From			% of	Change From			% of	Change From
		Total	Prior Year			Total	Prior Year			Total	Prior Year
	Balance	Assets	Amount	Pct	Balance	Assets	Amount	Pct	Balance	Assets	Amount	Pct

Advances
Principal	$40,919	53.4%	$(852)	(2.0)%	$41,771	54.1%	$3,533	9.2%	$38,238	53.8%	$3,941	11.5%
Other items (1)	382	0.6	(976)	(71.9)	1,358	1.8	(467)	(25.6)	1,825	2.6	899	97.1

Total book value	41,301	54.0	(1,828)	(4.2)	43,129	55.9	3,066	7.7	40,063	56.4	4,840	13.7

Mortgage loans held for portfolio
Principal	8,272	10.8	286	3.6	7,986	10.4	4,268	114.8	3,718	5.2	3,157	562.7
Other items	99	0.1	(16)	(13.9)	115	0.1	66	134.7	49	0.1	44	880.0

Total book value	8,371	10.9	270	3.3	8,101	10.5	4,334	115.1	3,767	5.3	3,201	565.5

Investments

Mortgage-backed securities
Principal	11,659	15.3	488	4.4	11,171	14.5	635	6.0	10,536	14.8	1,622	18.2
Other items	23	—	(7)	(23.3)	30	—	35	700.0	(5)	—	1	16.7

Total book value	11,682	15.3	481	4.3	11,201	14.5	670	6.4	10,531	14.8	1,623	18.2

Short-term money market
Principal	14,939	19.5	580	4.0	14,359	18.6	(1,826)	(11.3)	16,185	22.8	127	0.8
Other items	(4)	—	(3)	300.0	(1)	—	—	—	(1)	—	—	—

Total book value	14,935	19.5	577	4.0	14,358	18.6	(1,826)	(11.3)	16,184	22.8	127	0.8
Other long-term investments	38	—	(13)	(25.5)	51	0.1	(42)	(45.2)	93	0.1	(27)	(22.5)

Total investments	26,655	34.8	1,045	4.1	25,610	33.2	(1,198)	(4.5)	26,808	37.7	1,723	6.9

Loans to other
FHLBanks	—	—	—	—	—	—	—	—	—	—	—	—

Total earning assets	76,327	99.7	(513)	(0.7)	76,840	99.6	6,202	8.8	70,638	99.4	9,764	16.0
Other assets	250	0.3	(54)	(17.8)	304	0.4	(129)	(29.8)	433	0.6	5	1.2

Total assets	$76,577	100.0%	$(567)	(0.7)	$77,144	100.0%	$6,073	8.5	$71,071	100.0%	$9,769	15.9

Other Business Activity (Notional)
Letters of Credit	$1,415		$(484)	(25.5)	$1,899		$(112)	(5.6)	$2,011		$291	16.9

Mandatory Delivery Contracts	$75		$(255)	(77.3)	$330		$(1,911)	(85.3)	$2,241		$1,888	534.8

Total Mission Asset Activity (2) (Principal and Notional)	$50,681	66.2%	$(1,305)	(2.5)	$51,986	67.4%	$5,778	12.5	$46,208	65.0%	$9,277	25.1

(1)	The majority of these balances are SFAS 133-related basis adjustments.

(2)	Includes Advances, mortgage loans held for portfolio, Letters of Credit and Mandatory Delivery Contracts.

Asset Composition — Average Balances (Dollars in millions)

	2004				2003				2002
		% of	Change From			% of	Change From			% of	Change From
		Total	Prior Year			Total	Prior Year			Total	Prior Year
	Balance	Assets	Amount	Pct	Balance	Assets	Amount	Pct	Balance	Assets	Amount	Pct

Advances
Principal	$44,688	55.5%	$2,103	4.9%	$42,585	55.3%	$6,951	19.5%	$35,634	53.7%	$3,086	9.5%
Other items (1)	878	1.1	(818)	(48.2)	1,696	2.2	490	40.6	1,206	1.8	541	81.4

Total book value	45,566	56.6	1,285	2.9	44,281	57.5	7,441	20.2	36,840	55.5	3,627	10.9

Mortgage loans held for portfolio
Principal	8,092	10.1	1,495	22.7	6,597	8.6	4,785	264.1	1,812	2.7	1,609	792.6
Other items	106	0.1	7	7.1	99	0.1	79	395.0	20	—	19	1,900.0

Total book value	8,198	10.2	1,502	22.4	6,696	8.7	4,864	265.5	1,832	2.7	1,628	798.0

Investments

Mortgage-backed securities
Principal	11,168	13.9	768	7.4	10,400	13.5	1,435	16.0	8,965	13.5	514	6.1
Other items	27	—	10	58.8	17	—	21	(525.0)	(4)	—	2	(33.3)

Total book value	11,195	13.9	778	7.5	10,417	13.5	1,456	16.2	8,961	13.5	516	6.1

Short-term money market
Principal	15,189	18.9	(21)	(0.1)	15,210	19.7	(3,030)	(16.6)	18,240	27.5	2,508	15.9
Other items	(1)	—	—	—	(1)	—	1	(50.0)	(2)	—	2	(50.0)

Total book value	15,188	18.9	(21)	(0.1)	15,209	19.7	(3,029)	(16.6)	18,238	27.5	2,510	16.0
Other long-term investments	42	0.1	(24)	(36.4)	66	0.1	(36)	(35.3)	102	0.2	(80)	(44.0)

Total investments	26,425	32.9	733	2.9	25,692	33.3	(1,609)	(5.9)	27,301	41.2	2,946	12.1

Loans to other
FHLBanks	57	0.1	26	83.9	31	—	27	675.0	4	—	(8)	(66.7)

Total earning assets	80,246	99.8	3,546	4.6	76,700	99.5	10,723	16.3	65,977	99.4	8,193	14.2
Other assets	249	0.2	(113)	(31.2)	362	0.5	1	0.3	361	0.6	58	19.1

Total assets	$80,495	100.0%	$3,433	4.5	$77,062	100.0%	$10,724	16.2	$66,338	100.0%	$8,251	14.2

Other Business Activity (Notional)
Letters of Credit	$1,803		$(56)	(3.0)	$1,859		$90	5.1	$1,769		$854	93.3

Mandatory Delivery Contracts	$210		$(834)	(79.9)	$1,044		$278	36.3	$766		$650	560.3

Total Mission Asset Activity (2) (Principal and Notional)	$54,793	68.1%	$2,708	5.2	$52,085	67.6%	$12,104	30.3	$39,981	60.3%	$6,199	18.4

(1)	The majority of these balances are SFAS 133-related basis adjustments.

(2)	Includes Advances, mortgage loans held for portfolio, Letters of Credit and Mandatory Delivery Contracts.
As discussed in the “Business” section, a key component of our mission is to expand the amount of Advances and loans under the Mortgage Purchase Program. Mission Asset Activity is comprised of the principal balance outstanding of Advances, the notional value outstanding of Letters of Credit, the principal balance outstanding of the Mortgage Purchase Program, and the notional value outstanding of Mandatory Delivery Contracts. Principal balances represent the amounts that members owe us on Advances, the amount we will receive on mortgage loans, and the amount of Advances and mortgage loans on which we will receive coupon interest payments. Principal balances also represent the amounts on which our market risk and credit risk exposures are based. We do not consider other items (i.e., book-value adjustments) to be Mission Assets Activity because, unlike principal balances and notional values, they do not represent transactions made with members/PFIs and are not the basis for determining market risk and credit risk from holding assets. These other items include SFAS 133 basis adjustments, premium and discount balances, and other minor adjustments to principal to arrive at book value recorded on the Statements of Condition.
Non-mission assets are defined as non-principal balances of Advances and mortgage loans held for portfolio (other items in the tables above), the book value of investments, and other assets. Although these assets do not represent activity transacted with members, they are important in helping us fulfill our mission by, for example, providing liquidity and bolstering earnings, as discussed in the “Business” section.
There can be a large difference between changes in an asset category computed on an annual average basis and on a year-end basis. We believe that average balances of Mission Asset Activity over a period of time can give more meaningful trend results than end-of-period balances because activity can exhibit volatility from day to day. To determine the extent of our success in achieving growth in Mission Asset Activity, we consider changes in year-end balances, changes in annual average balances, and changes during the year in balances.
Total Mission Asset Activity balances were $1.3 billion (2.5 percent) lower at the end of 2004 than at the end of 2003. This primarily reflected a substantial decrease in Advance balances in December, as discussed in the “Credit Services” section below. However, on an annual average, Mission Asset Activity in 2004 over 2003 increased by $2.7 billion (5.2 percent), in a still somewhat difficult, but improving, economic and business environment. Another indication of our success in extending our mission during 2004 is that we increased the relative amount of average Mission Asset Activity. The average amount of Mission Asset Activity in 2004 was 68.1 percent of total average assets, compared to 67.6 percent at the end of 2003.
Mission Asset Activity during 2004 was volatile, as shown in the following table (which uses month-end balances/notional), with a peak at the end of August and a low at the end of March. Most of this volatility was evident in the Advance programs. Structuring our Advance programs to enhance members’ ability to quickly and efficiently change their usage of Advances without onerous financial cost, in response to their changing business and funding requirements, is a significant way we provide value to members. Balances in the Mortgage Purchase Program can also be volatile due to, among other things, changing mortgage prepayment speeds and supply and demand conditions in the primary mortgage origination market.

					Total
			Mortgage	Mandatory	Mission
(Dollars in millions)		Letters of	Purchase	Delivery	Asset
Month-End	Advances(1)	Credit	Program(2)	Contracts	Activity

December 2003	$41,771	$1,899	$7,986	$330	$51,986
January 2004	42,054	1,878	8,133	193	52,258
February	41,627	1,869	8,137	155	51,788
March	36,959	1,885	8,060	519	47,423
April	46,831	1,863	8,050	307	57,051
May	48,163	1,831	7,941	385	58,320
June	45,227	1,767	8,095	47	55,136
July	46,866	1,611	8,133	89	56,699
August	49,522	1,598	8,096	193	59,409
September	44,997	1,945	8,127	115	55,184
October	46,021	2,009	8,064	119	56,213
November	45,143	1,600	8,116	92	54,951
December 2004	40,919	1,415	8,272	75	50,681

(1)	Principal balances outstanding to members (excludes book-value adjustments).

(2)	Unpaid principal balance outstanding (excludes book-value adjustments).
Credit Services
Financial Condition
As presented in the asset composition table above, the annual average principal balance of Advances outstanding to members increased in 2004 by $2.1 billion (4.9 percent), compared with $7.0 billion (19.5 percent) in 2003 and $3.1 billion (9.5 percent) in 2002. The principal balance outstanding to members ended 2004 at $40.9 billion, a reduction of $0.9 billion (2.0 percent) from the end of 2003, compared to increases of $3.5 billion (9.2 percent) in 2003 and $3.9 billion (11.5 percent) in 2002 from the previous years.

The large reduction in the 2004 ending balances of other items on an average and ending balance comparison was due to two factors: the significant decrease in the balance of Convertible Rate Advances (which are hedged with interest rate swaps, requiring that the total market value of these Advances be recorded as an asset in accordance with SFAS 133); and the increase in short-term and intermediate-term interest rates (which decreased the market value of remaining Convertible Rate Advances).
After experiencing a substantial growth in 2000-2002, balances in our Letters of Credit program fell by $112 million in 2003 and fell by $484 million in 2004, to end 2004 at $1,415 million. The number of Letters of Credit outstanding at year end 2004 decreased to 451 from 520 in 2003. The number of members using this service at the end of 2004 was 115 compared to 116 at the end of 2003.
The slower growth rates in 2004 of Advances’ principal balances reflected primarily the actions of several large members in the second half of 2003 and throughout 2004 to restructure their liability positions and the result of several mergers especially among four large-asset members. The total decrease in Advance balances during 2004 from these four members was $2.6 billion. In total for all members, $11.1 billion of Advances were prepaid in 2004. Many but not all of these prepaid Advances were restructured into other Advances.
The absolute-dollar volatility of members’ daily Advance demand has steadily increased over the last several years, primarily because members have become increasingly sophisticated users of the short-term Advance programs, particularly REPO and LIBOR. The average daily change (in absolute value) in Advance balances in 2004 was $469 million. The volatility of the daily change in Advances’ principal balance in 2004, as measured by the standard deviation, was $664 million. This standard deviation means that approximately two-thirds of the changes in daily Advance balances were within plus or minus $664 million of the daily average change (in absolute value) and that 95 percent of the changes were within plus or minus $1,328 million.
Advance demand decreased in the second half of 2003 and the first quarter of 2004. This was caused partly by a substantial amount of prepayments and a reduction in the demand for short-term Advances, as members’ needs to fund mortgage pipelines decreased as mortgage refinancing slowed significantly. Advances then rose sharply, on a trend basis, from the end of March to the end of August 2004, reaching a record-high on September 22, 2004, of $50.9 billion, and then decreased substantially over the last three months of the year, especially in December, which saw reduction from the end of November of $4.2 billion.
The tables below show the principal balances of various Advance programs and their percentages of the total principal balance of Advances, at the end of each of the periods noted.

	2004		2003		2002
(Dollars in millions)	Balance	Percent(1)	Balance	Percent(1)	Balance	Percent(1)

Short-Term and Adjustable-Rate
REPO/Cash Management	$8,524.9	20.8%	$7,781.4	18.6%	$5,238.4	13.7%
LIBOR	18,123.9	44.3	13,449.0	32.2	11,468.5	30.0

Total	26,648.8	65.1	21,230.4	50.8	16,706.9	43.7

Long-Term Fixed Rate
Regular Fixed-Rate	4,431.5	10.9	3,262.9	7.8	3,725.5	9.7
Convertible Rate(2)	7,395.2	18.1	14,817.8	35.5	15,546.8	40.7
Mortgage-Related	2,146.8	5.2	2,115.2	5.0	1,915.8	5.0

Total	13,973.5	34.2	20,195.9	48.3	21,188.1	55.4

Other Advances	296.9	0.7	345.0	0.9	343.3	0.9

Total Advances Principal	40,919.2	100.0%	41,771.3	100.0%	38,238.3	100.0%

Other Items	381.7		1,357.8		1,824.9

Total Advances Book Value	$41,300.9		$43,129.1		$40,063.2

(1)	As a percentage of total Advances principal.

(2)	Before related interest rate swaps executed to hedge these Advances.

	December 31, 2004		September 30, 2004		June 30, 2004		March 31, 2004		December 31, 2003
(Dollars in millions)	Balance	Pct(1)	Balance	Pct(1)	Balance	Pct(1)	Balance	Pct(1)	Balance	Pct(1)

Short-Term and Adjustable-Rate
REPO/Cash Management	$8,524.9	20.8%	$10,620.5	23.6%	$14,242.1	31.5%	$7,670.4	20.8%	$7,781.4	18.6%
LIBOR	18,123.9	44.3	18,190.2	40.4	12,435.0	27.5	10,910.7	29.5	13,449.0	32.2

Total	26,648.8	65.1	28,810.7	64.0	26,677.1	59.0	18,581.1	50.3	21,230.4	50.8

Long-Term Fixed-Rate
Regular Fixed-Rate	4,431.5	10.9	3,869.9	8.6	3,658.9	8.1	3,488.3	9.4	3,262.9	7.8
Convertible Rate(2)	7,395.2	18.1	9,855.3	21.9	12,405.8	27.4	12,456.8	33.7	14,817.8	35.5
Mortgage-Related	2,146.8	5.2	2,151.0	4.8	2,148.2	4.8	2,134.6	5.8	2,115.2	5.0

Total	13,973.5	34.2	15,876.2	35.3	18,212.9	40.3	18,079.7	48.9	20,195.9	48.3

Other Advances	296.9	0.7	310.6	0.7	337.8	0.7	300.6	0.8	345.0	0.9

Total Advances Principal	40,919.2	100.0%	44,997.5	100.0%	45,227.8	100.0%	36,961.4	100.0%	41,771.3	100.0%

Other Items	381.7		651.7		667.5		1,353.2		1,357.8

Total Advances Book Value	$41,300.9		$45,649.2		$45,895.3		$38,314.6		$43,129.1

(1)	As a percentage of total Advances principal.

(2)	Before related interest rate swaps executed to hedge these Advances.
Similar to 2002 and 2003, growth in Advance balances in 2004 was concentrated in short-term REPO Advances and adjustable-rate LIBOR Advances. We believe this reflects members’ desire to benefit from the upward-sloping yield curve, their strategies to use LIBOR Advances in conjunction with interest rate swaps to synthetically create longer-term fixed rate funding, and a desire to be able to pay off and reallocate Advances without any, or without a significant, prepayment penalty. REPO Advances grew on an annual average balance basis even more than indicated from the increase from year-end 2003 to year-end 2004, as illustrated by the table above showing quarterly trends.
Unlike 2003, in 2004 Regular Fixed-Rate Advances increased substantially. We have observed that growth in Regular Fixed-Rate Advances corresponds to periods of rising short-term interest rates and a flatter yield curve. The large reduction in Convertible Rate Advances during 2004 reflected the mergers discussed above and prepayments by members who restructured their liability positions. Many of these prepaid Convertible Rate Advances occurred in the last four months of the year and some were rolled into LIBOR and REPO Advances.
The REPO and LIBOR Advances tend to have materially lower spreads than other Advance programs due to competitive forces. Movement of the composition of Advances into these programs has resulted over the last several years in an overall lower portfolio spread on Advances and a consequent reduction in net income, as discussed in the “Results of 2004 Operations and Outlook” section (page 89). However, because most Advances are funded with Consolidated Bonds (alone or in combination with the related interest rate swaps) having similar maturities and/or adjustable-rate features, movement of Advances among the various programs normally does not affect our long-term market risk profile.
At the end of 2004, 76 percent of all members had outstanding Advances. The market penetration rate in recent years has consistently fluctuated in the range of 72 to 76 percent. During 2004, 45 members borrowed Advances that had not borrowed at any time in 2003. The number of Advances outstanding increased by 498, to end the year at 17,441, by far the largest number of Advances of any FHLBank. We have always placed emphasis on serving all of our members by not having a minimum size constraint for most Advance programs.
The following table presents the Advance principal balances and related weighted average interest rates for the five borrowers with the largest Advance principal balances at the end of 2004. These five borrowers held approximately 55 percent of Advances at the end of 2004. The top 25 borrowing members held approximately 79 percent of Advances. Both of these concentration ratios have been steady in recent years, although the makeup of the top borrowers has fluctuated. Although 89 percent of members at the end of 2004 were designated as Community Financial Institutions with assets of $548 million or less, having a substantial amount of Advances from larger members enables us to secure operating volume efficiencies, enhance the amount of capital leverage and dividend returns to all members, and provide competitively priced Advances to all members.

	December 31, 2004
	Ending	Weighted Average
(Dollars in millions)	Balance	Interest Rate
Charter One Bank, N.A. (1)	$8,527	2.17%
Fifth Third Bank	4,345	2.77
Ohio Savings Bank	3,912	3.02
U.S. Bank, N.A.	3,208	2.28
National Bank of Commerce	2,589	2.88

Total of Top 5	$22,581	2.53

Total Advances (Principal)	$40,919	3.00

Top 5 Percent of Total	55%

(1)	Charles J. Koch, Chairman of the Board of Charter One Bank, is a director (elected Chair March 17, 2005) of the FHLBank. Advances made to Charter One Bank were on the same terms and rates available to other members with similar financial conditions.
The top 5 largest borrowing members had a weighted average Advance interest rate that was 0.47 percent below the weighted average Advance interest rate for all Advances (excluding, in each case, the effect of interest rate swaps). This difference is primarily because these top 5 members, compared with all members as a whole, tend to utilize our shorter-term and adjustable-rate Advance programs to a greater degree. These Advance programs tend to have lower rates of interest than longer-term fixed-rate Advance programs. These programs have also benefited to a greater degree, compared with longer-term fixed-rate programs, from the generally lower interest rate environment beginning in 2001. The total weighted average interest rate for all Advances does not agree to the table on page 92. This is because the above rate excludes the effect of interest rate swaps on net Advance income, excludes the effect of non-principal balances, and is as of the end of the year instead of for the average of 2004.
The ratio of a member’s Advance balances to its total assets indicates the degree to which the member relies on Advances to fund its balance sheet. This usage ratio shows that, in 2004, on average smaller members relied upon Advances for balance sheet funding to a greater degree than larger members. The average usage ratio (not weighted by each member’s total assets) for each member with borrowings at year-end 2004 was 5.3 percent. Those members with borrowings outstanding at the end of 2004 that were designated as Community Financial Institutions had an average usage ratio of 7.9 percent, while all other borrowing members had an average usage ratio of 5.0 percent. These ratios exclude members that had no borrowings at the end of 2004. We believe that the primary determinants of increased usage are members’ asset growth relative to deposit growth, their amount of outstanding assets eligible to provide collateral for Advances, and the competitiveness of our Advance rates with alternative funding sources.
Outlook for Credit Services
The growth of Advances to existing members has potential to increase, given the usage ratios discussed above, and the continued growth in members’ assets. In the short term, if interest rates continue to move upward and the yield curve continues to flatten, we anticipate more utilization of intermediate-term and long-term fixed-rate Advances. However, we still expect that most of the volatility and potential for sustained changes in the level of Advances will occur from the REPO and LIBOR Advance programs, which our largest members currently seem to prefer. We expect the volatility of Advance balances to continue.
We believe that the volatility of Advance balances reflects the ability of members to quickly and efficiently change their usage of Advances without onerous financial cost. This is a significant way we provide value to members. However, it also presents a challenge to consistently grow this component of Mission Asset Activity without materially diluting members’ return on their capital investment.
The evolution of two industry issues—financial institution consolidation and the cost of FHLBank System debt securities—could potentially affect our Advance growth. Consolidation continues in the financial services industry. To date, we have been a net beneficiary of this consolidation, but there is no guarantee this trend will continue. At the end of 2004, several of our largest members were involved in mergers that were completed in the second half of 2004 or that are to be completed in 2005. We cannot predict the further short-term or long-term effect of these mergers on Advance balances and our business. The high concentration of Advance balances magnifies the risks from consolidation. We constantly evaluate the pricing and features of Advance programs, as well as the competitiveness of our dividend rates, to try to minimize the probability of losing members and Advances to mergers and consolidations.
The second industry issue that could materially affect Advance balances is the cost of the FHLBank System’s Consolidated Obligations relative to market indices such as yields on U.S. Treasury securities and LIBOR. These spreads, which are affected by many factors, are the primary determinants of the general competitiveness of Advance rates. In the mid- and late 1990s, Consolidated Obligation spreads over yields on U.S. Treasury and LIBOR securities widened primarily because the FHLBank System and other government-sponsored enterprises began issuing many more debt securities. In this decade, average spread levels on Consolidated Obligations have somewhat stabilized, although they do continue to exhibit material volatility over time. We cannot predict the future trends in the cost of Consolidated Obligations relative to other market interest rates or the exact effect of widening of Consolidated Obligation spreads on the demand for Mission Asset Activity.
Mortgage Purchase Program (Mortgage Loans Held for Portfolio)
Financial Condition
Growth of the Mortgage Purchase Program slowed in 2004 compared to 2003 and 2002. As presented in the asset composition tables, the book value of assets outstanding in the Mortgage Purchase Program grew by $270 million (3.3 percent) from the end of 2003 to the end of 2004. The principal balance of Mortgage Purchase Program assets outstanding ended 2004 at $8,272 million, an increase of $286 million (3.6 percent) from the end of 2003, compared to an increase in 2003 of $4,268 million (114.8 percent) over 2002. However, the principal balance outstanding plus the notional value of Mandatory Delivery Contracts outstanding was up only $31 million from the end of 2003 to the end of 2004.
The best indicator of the strength of the Mortgage Purchase Program is the notional amount of Mandatory Delivery Contracts executed with PFIs. In 2004, we transacted $2.1 billion of new Mandatory Delivery Contracts, compared to $5.8 billion in 2003 and $5.6 billion in 2002. Principal paydowns in 2004 totaled $2.0 billion (of which $1.8 billion represented prepayments), for an average annual constant prepayment rate of 19 percent, compared to $3.3 billion of principal paydowns in 2003 (for a constant prepayment rate of 39 percent). The constant prepayment rate represents the annualized weighted average monthly prepayment speed (where the monthly speed equals prepaid principal divided by current principal outstanding). It incorporates the effect of a declining balance of principal due to scheduled principal amortization.
We transacted most of our Mandatory Delivery Contracts in 2003 during the first half of that year when interest rates were on average lower than in the prior several years. Mortgage purchase activity slowed in the third and fourth quarters of 2003 due to the increase in interest rates in the summer of 2003 and the fact that consumers had refinanced so many mortgages in 2002 and the first half of 2003. The slower growth continued throughout 2004 both for these reasons and because a larger proportion of new mortgage loans were adjustable-rate mortgages compared to 2003 and 2002. We are not, nor have we ever been, permitted to purchase adjustable-rate mortgages by Finance Board Regulation.
Approximately 68 percent of our outstanding principal balance represented refinanced mortgage loans, while the remainder represented loans for new purchases. A relatively high percentage of refinanced loans is typical during periods of generally falling mortgage interest rates in which many mortgagees have a financial incentive to refinance their loans at lower interest rates. The current trends for the portfolio are for a greater proportion of purchases of 30-year loans compared to 15-year loans and an increase in the proportion of loans representing home purchases compared to refinanced loans. The portfolio of loans had a weighted average age of 15 months at the end of 2004, which indicates an unseasoned portfolio, as expected given the recent introduction of the Mortgage Purchase Program. Normally, per industry conventions, fixed-rate mortgage loans are considered unseasoned until they are 30 months old and fully seasoned after they are 60 months old.
The following table shows, as of the end of 2004, the allocation of unpaid principal balances and Mandatory Delivery Contracts according to their mortgage note rates and the loans’ original final maturities. All but $58.2 million of FHA loans had 30-year final maturities. Therefore, approximately 73 percent of Mortgage Purchase Program loans had 30-year final maturities.

	Conventional				FHA (Gov’t
(Dollars in millions)	30 Year	20 Year	15 Year	Total	Guaranteed)	Total

4.00 - 4.50 Percent	$—	$—	$0.8	$0.8	$—	$0.8
> 4.50 - 5.00 Percent	0.3	1.1	462.4	463.8	1.9	465.7
> 5.00 - 5.50 Percent	176.1	154.9	948.2	1,279.2	173.8	1,453.0
> 5.50 - 6.00 Percent	2,047.4	204.4	346.3	2,598.1	906.5	3,504.6
> 6.00 - 6.50 Percent	1,186.8	44.0	52.1	1,282.9	992.6	2,275.5
> 6.50 Percent	283.0	4.9	19.1	307.0	339.9	646.9

Total Unpaid Principal	$3,693.6	$409.3	$1,828.9	$5,931.8	$2,414.7	$8,346.5

Percent of Total	44.3%	4.9%	21.9%	71.1%	28.9%	100.0%

Weighted Average
Mortgage Note Rate	5.92%	5.58%	5.21%	5.68%	5.99%	5.77%

Weighted Average
Loan Age (in months)	13	14	16	14	19	15
Mortgage loans outstanding, as a group, were subject to marginal economic refinancing incentives at the end of 2004 based on comparison of their weighted average mortgage notes rates outstanding to current market rates on conventional conforming residential mortgage loans. However, the refinancing incentive was not great enough to cause a large increase in mortgage prepayment speeds.
We purchased most of our outstanding mortgage loans at premium prices (above par) because they carried rates above prevailing mortgage rates. This trend of paying premiums is expected during periods of substantial mortgage refinancing and falling interest rates, which occurred in 2002 and 2003 when we purchased the majority of our loans. Our accounting for purchased premiums and discounts under SFAS 91 is discussed in the “Critical Accounting Policies and Estimates” section (page 130).
The following table shows unpaid principal balances at December 31, 2004, to members supplying 10 percent or more of total unpaid principal.

(Dollars in millions)	Unpaid Principal Balances	% of Total
National City Bank	$4,349	53%
Union Savings Bank	2,257	27

Total	$6,606	80%

At the end of 2004, 106 members were approved as PFIs. As the program grows and matures and as additional members become PFIs and deliver loans to us, we expect the concentration of balances among PFIs to somewhat subside. However, we expect the Mortgage Purchase Program will continue to be a relatively concentrated program given the distribution of member assets in the Fifth District. As with Advances, having a substantial amount of Mortgage Purchase Program loans from larger members enables us to secure operating volume efficiencies and obtain sufficient profitability from the program. This ultimately benefits the Community Financial Institutions for whom the program is primarily intended. Historically, these members often have lacked access to a price-competitive secondary market in which they can sell their mortgage loans on favorable terms.
Outlook for Mortgage Purchase Program (Mortgage Loans Held for Portfolio)
We expect to continue to grow the Mortgage Purchase Program over the long term in terms of outstanding balances and to expand the number of members that actively participate in the program. Our long-term plan is to have a measured and controlled growth in the amount of mortgage loans purchased consistent with our cooperative ownership structure, a desire to have a low risk profile and stable dividend, and our Board of Directors’ philosophy supporting the primacy of Advances over mortgage loans in fulfilling our public policy mission. The fast growth pace of the Mortgage Purchase Program in 2002 and 2003 reflected our desire to realize the operational efficiencies, and economies of scale and to move the Program to a supportable size after its introduction in 2000. Therefore, the potential ability to significantly increase the balance of mortgage loans relative to that of Advances is tempered, within the limit on the capital leverage ratio, by a governance preference regarding our desired business structure. This means that the growth of Advances will influence the growth in the amount of mortgage loans outstanding. Our

Board of Directors has not placed a firm target range on the ratio of Advances to mortgage loans or the ratio of mortgage loans to capital. However, our Board would not have a favorable view of substantial increases in these ratios from current levels, especially if obtained over a short period of time.
The ability to expand the Mortgage Purchase Program over the long term will also be aided by the development of additional products and features. We continually examine the product line and features of the Mortgage Purchase Program for possible enhancements that can more fully support our members’ needs regarding the secondary mortgage market. Given the current regulatory framework in which we operate this program (such as being permitted to purchase only fixed-rate mortgages) and the current parameters of the market, the program will continue to be limited in the products we are able to offer and thus limited in our overall competitiveness versus our main mortgage competitors.
Expected net spreads to funding of new mortgage loans narrowed significantly in the second half of 2003 and throughout 2004. Spreads decreased up to 100 basis points, primarily due to a reduction in mortgage asset spread to U.S. Treasury and LIBOR, rather than an increase in Consolidated Bonds spreads to these indices. Mortgage asset spreads narrowed because of the flatter yield curve, a decrease in refinancing activity, a movement to originations of adjustable-rate mortgages (which tend to carry less prepayment optionality), and a reduction in expected interest rate volatility. We expect these relatively narrow net spreads will continue in 2005 in the absence of significant changes in the interest rate environment and/or mortgage market.
While the lower net spreads will dampen the Mortgage Purchase Program’s contribution to our overall profitability, we anticipate that, on average over time, expected net spreads on mortgage assets will continue to be among the most profitable of our assets on a risk-adjusted basis.
Over the long term, should current constraints on the Program’s growth be removed, we believe that one of the factors that would limit aggressive growth in the Program is that it could become capital constrained relatively quickly, because of three factors.
1.	The GLB Act mandates that the amount of regulatory capital must exceed a four percent capital-to-assets ratio. Currently, we are permitted to raise new capital only through payment of stock dividends and, under our Capital Plan, through required purchases to directly capitalize new Mission Asset Activity. This limit, in conjunction with our Board’s preference regarding the relative size of mortgage loans to Advances and capital, as discussed above in this section, effectively constrains the potential for substantial growth over a short period of time in loans under the Mortgage Purchase Program.

2.	Currently, in almost all cases, members are not required to purchase additional stock to support their activity in the Mortgage Purchase Program due to the Capital Plan’s cooperative sharing of our excess stock among members and the continued payment of stock dividends. However, our excess capital may decrease significantly over time from substantial growth in Mission Asset Activity and/or from our repurchase of excess stock based on member requests to have their excess stock redeemed. If this occurs, it may become necessary for us to modify our Capital Plan to require members wishing to sell us mortgage loans to purchase capital stock to support these transactions.

3.	There is a $200 million limit on how much of our excess stock any one member is permitted to utilize to provide capital for additional Mission Asset Activity.
Many current and potential PFIs have expressed an unwillingness to purchase additional capital stock to support mortgage sales. If necessary, this issue can be mitigated by generating strong earnings that contribute to the base of excess stock, by exploring ways to securitize our mortgage loans, and/or by modifying our Capital Plan to permit voluntary purchases of capital stock by members. We cannot predict the precise effect on balances in the Mortgage Purchase Program if we would have to modify stock purchase requirements on this Mission Asset Activity in the future.
Housing and Community Investment
In 2004, we accrued $25.4 million of net income for the Affordable Housing Program that can be awarded to members in 2005. We also awarded $28.3 million of new funds in 2004 for the Affordable Housing Program, which includes funds recaptured or de-obligated from previous years’ offerings. Of this $28.3 million, $20.4 million was awarded through the two competitive offerings of the Affordable Housing Program and $7.9 million was awarded through the Welcome Home Program. The number of applications in the Affordable Housing Program in 2004 was 289 from 95 different members, with 105 approvals. The number of members receiving funding through Welcome Home was 165 in 2004, a 53 percent increase from 2003.
De-obligated funds represent affordable housing projects for which we committed funds in prior years but which used fewer subsidies than originally anticipated, did not go forward, or otherwise resulted in the funds being recaptured in accordance with Finance Board Regulations. We must recapture Affordable Housing Program funds if the funds are not used for the purposes intended. Typically, this occurs when a property is sold and subsequently no longer is restricted to affordable housing. If a project falls out of compliance with Finance Board Regulations or with the application as approved, we are required to use our best efforts to recapture all funds used inappropriately.
Average 2004 Advance balances outstanding in the Housing and Community Investment Program totaled $139.0 million for Affordable Housing Program Advances and $708.1 million for the Community Investment Program and Economic Development Advance Program. These programs generally provide Advances at zero profit, with rates equaling our cost of funds.
The American Dream Homeownership Challenge program gained significant momentum in 2004. Three offerings resulted in 30 members awarded grants totaling $1,497,250 to create 304 homeownership opportunities to minority and special needs families and individuals.
Investments
Short-term money market instruments are comprised of the following accounts reflected on the Statements of Condition: interest-bearing deposits, securities purchased under agreements to resell, Federal funds sold, and available-for-sale securities. Daily balances of short-term money market investments fluctuate due to volatility in Mission Asset Activity, and relative to one another, depending on relative returns and supply availability. As presented in the asset composition tables, the book balance of money market investments averaged $15.2 billion in 2004, which was a decrease of $21 million (0.1 percent) from the 2003 average. The average balance of short-term investments was virtually constant in 2004 compared to 2003 because the growth of Mission Asset Activity subsided in 2004 compared to 2003, and we attempted to maintain the amount of capital leverage within a relatively narrow range.
The availability of a money market liquidity portfolio is particularly important to manage the volatility in REPO Advance balances, most of which have overnight maturities, compared to the funding of this Advance program, which tends to be concentrated in Consolidated Discount Notes that have term (that is, non-overnight) maturities. Because REPO balances can have substantial daily fluctuation, we can use the money market portfolio to assist in providing funding when REPOs increase (through money market maturities) and in providing an asset source to invest REPO paydowns until the term Discount Notes mature.
Yields on short-term investments tend to correlate closely to yields on short-term LIBOR and short-term Federal funds. As such, their spreads to match funded Consolidated Discount Notes tend to be among the lowest of any of our asset classes, typically averaging in the range of three to 10 basis points.
Mortgage-backed securities are comprised of held-to-maturity securities and trading securities on the Statements of Condition. We currently invest in government-sponsored enterprise (Fannie Mae, Freddie Mac), government agencies (Ginnie Mae), and private-label mortgage-backed securities that on the purchase date are rated Aaa by Moody’s or AAA by Standard & Poor’s. We held no U.S. Treasury or agency debt securities, or asset-backed securities, at year-end 2004 or 2003. The average multiple of the mortgage-backed securities portfolio to regulatory capital was 2.91 in 2004, an increase of 0.07 compared to 2003. We expect to continue to attempt to maximize the multiple within the three-times-capital limit established by Finance Board Regulation, subject to the availability of securities that meet our objectives for credit risk, interest rate risk, and expected risk-adjusted profitability over time.
Total principal payments of mortgage-backed securities were $3.0 billion in 2004 (for an annualized constant prepayment rate of 23 percent), compared to $8.4 billion in 2003 (for an annualized constant prepayment rate of 54 percent). Gross mortgage-backed securities purchases were $3.5 billion in 2004 (compared to $9.0 billion in 2003), which represented reinvestment of the principal payments and growth to maintain the portfolio multiple at close to the three-times-capital regulatory limit.
The following tables show the composition of the mortgage-backed securities portfolio by security type, collateral type, and issuer for the end of 2004 and 2003.

(Dollars in millions)	2004	2003
Security Type
Collateralized mortgage obligations	$6,641.4	$5,484.2
Pass-throughs (1)	5,018.0	5,687.2

Total	$11,659.4	$11,171.4

Collateral Type
15-year collateral	$7,199.7	$8,552.1
30-year collateral	4,459.7	2,619.3

Total	$11,659.4	$11,171.4

Issuer
GSE residential mortgage-backed securities	$10,957.7	$10,205.9
Agency residential mortgage-backed securities	101.6	203.7
Private-label residential mortgage-backed securities	600.1	761.8

Total	$11,659.4	$11,171.4

(1)	All but $8.4 million and $11.8 million of the pass-throughs were 15-year fixed-rate pass-throughs at the end of 2004 and 2003, respectively. The other amounts were 30-year adjustable-rate mortgages.
Decisions on the allocation of mortgage-backed securities among security types and collateral types are based on relative risk/return differences and the desirability of portfolio diversification. Almost the entire mortgage-backed securities portfolio was comprised of fixed-rate mortgages, which have no periodic or lifetime caps and no changes in structure from fixed rate to adjustable rate as in hybrid adjustable-rate mortgages. The $17.2 million of non-fixed rate collateralized mortgage obligations at the end of 2004 was comprised of two securities with a total book value of $8.4 million indexed to one-year constant maturity Treasury bills and $8.8 million of securities indexed to 1-month LIBOR with caps that are substantially out of the money.
All except $50.1 million of the collateralized mortgage obligations outstanding at the end of 2004 were characterized by first-tranche cash flow rules, which typically have the least potential for unexpected principal volatility (that derives from the prepayment volatility of the underlying mortgage loans) among the various tranche classes. The non-first tranche securities were comprised of the LIBOR floater securities and $41.3 million of fixed-rate securities.
Over the past nine years, we have not invested in adjustable-rate mortgages and mortgages backed by home equity loans or manufactured housing due to our judgment of their risk/return tradeoff. We also historically have not invested heavily in mortgage-backed securities issued by a non-U.S. GSE (i.e., private label securities) due to our judgment that the additional yield is generally not sufficient to compensate us for the additional credit risk exposure.
For similar reasons to those affecting prepayment speeds on loans in the Mortgage Purchase Program, initial net spreads on new mortgage-backed securities to funding costs narrowed significantly in 2004, and we expect this trend to be maintained in 2005 absent changes in the factors affecting mortgage spreads.
We also invest in a modest amount of taxable municipal bonds issued by state housing finance agencies. The book value of these securities totaled $37.6 million at the end of 2004 and $50.6 million at the end of 2003.

Consolidated Obligations
The table below shows ending and average balances of our participation in Consolidated Obligations.

(Dollars in millions)	2004		2003		2002
	Ending	Average	Ending	Average	Ending	Average
	Balance	Balance	Balance	Balance	Balance	Balance

Consolidated Discount Notes:
Par	$18,660	$28,407	$29,460	$28,818	$25,649	$25,403
Discount	(28)	(30)	(17)	(28)	(32)	(45)

Total Consolidated Discount Notes	18,632	28,377	29,443	28,790	25,617	25,358

Consolidated Bonds:
Unswapped fixed-rate	24,715	23,633	23,027	22,063	18,598	15,069
Unswapped adjustable-rate	2,030	1,254	570	1,164	1,350	2,422
Swapped fixed-rate	25,235	20,740	16,639	16,763	17,068	16,197

Total Principal Consolidated Bonds	51,980	45,627	40,236	39,990	37,016	33,688

Other items (1)	(161)	(17)	125	288	401	250

Total Consolidated Bonds	51,819	45,610	40,361	40,278	37,417	33,938

Total Consolidated Obligations (2)	$70,451	$73,987	$69,804	$69,068	$63,034	$59,296

(1)	Includes unamortized premiums/discounts, SFAS 133 and other basis adjustments.

(2)	The 12 FHLBanks have joint and several liability for the par amount of all of the Consolidated Obligations issued on their behalves. See Note 12 of the Notes to Financial Statements for additional detail and discussion related to Consolidated Obligations (page 199). The par amount of the outstanding Consolidated Obligations of all 12 FHLBanks was (in millions) $869,242, $759,529 and $680,695 at December 31, 2004, 2003 and 2002, respectively.
Consolidated Discount Notes are issued to fund short-term Advances, adjustable-rate Advances, Convertible Rate Advances (in conjunction with the execution of interest rate swaps), and short-term money market investments. The decrease in the ending par balance of Discount Notes from 2003 to 2004 reflected the decrease in the principal balance of Convertible Rate Advances. It also reflected a trend in 2004 toward lower net spreads of several basis points (which lower our cost of funds) to LIBOR on interest rate swaps of fixed-rate Consolidated Bonds and adjustable-rate Consolidated Bonds, relative to Discount Notes.
The principal balance outstanding of our fixed-rate unswapped Consolidated Bonds increased by $1.7 billion (7.3 percent) from the end of 2003 to the end of 2004, compared to an increase of $4.4 billion (23.8 percent) in 2003. We use unswapped fixed-rate Consolidated Bonds to fund long-term fixed-rate unswapped assets and to hedge their market risk; their increase in 2004 and 2003 mostly reflected financing the growth of mortgage assets. Swapped fixed-rate Consolidated Bonds and unswapped adjustable-rate Consolidated Bonds are issued to create adjustable-rate sub-LIBOR funding to finance short-term and adjustable-rate Advances. Their increase reflected the trend change in their relative spreads compared to Discount Notes, as referenced above.
We settled $33.2 billion of Consolidated Bonds in 2004, comprised of $10.1 billion of unswapped Consolidated Bonds and $23.1 billion of swapped Consolidated Bonds. We matured or called $21.5 billion of total Consolidated Bonds in 2004. In 2003, we settled $28.9 billion of Consolidated Bonds. All of our Consolidated Bonds issued and outstanding in 2004 and 2003 had “plain-vanilla” interest terms; none of them were step-up Consolidated Bonds, inverse floating rate, convertible Consolidated Bonds, or zero coupon Consolidated Bonds.
The following table shows the allocation at year-end 2004 of unswapped fixed-rate Consolidated Bonds between noncallable and callable Consolidated Bonds by final remaining maturity and next call date (for callable Consolidated Bonds).

(Dollars in millions)	Year of Maturity			Year of Next Call
	Callable	Non-Callable	Total	Callable

2005	$170	$3,464	$3,634	$6,664
2006	450	3,475	3,925	465
2007	1,314	2,937	4,251	85
2008	990	1,933	2,923	40
2009	750	1,715	2,465	—
After 2009	3,605	3,912	7,517	25

Total	$7,279	$17,436	$24,715	$7,279

These Consolidated Bonds were distributed relatively smoothly throughout the maturity spectrum. Thirty percent had final remaining maturities greater than five years. Their long-term maturities enable us to hedge the extension risk of long-term mortgage assets. Some have call options that enable us, in favorable interest rate environments, to retire the Consolidated Bonds and replace them with lower cost debt. The call options embedded in these unswapped fixed-rate callable Consolidated Bonds assist us in managing the prepayment volatility of mortgage assets, particularly in environments of faster prepayment speeds. Ninety-two percent of these Consolidated Bonds have next call dates in 2005.
At year-end 2004, 90 percent of our unswapped fixed-rate callable Consolidated Bonds had American options (callable daily after an initial lockout period). The remaining 10 percent had Bermudan (callable less than daily but more than once after an initial lockout period) or European (one time) call options. The actual amount of Consolidated Bonds that we will ultimately call in any year will depend on the level and volatility of interest rates, the need for long-term funding to hedge the market risk of mortgage assets, and other factors.
Indicative and actual spreads on Consolidated Bonds to U.S. Treasury bills and notes change throughout each trading day. Our internal compilation of spreads from daily market indications of various common unswapped Consolidated Bond structures showed that, on average during 2004, spreads on noncallable Consolidated Bonds showed little trend movement compared to 2003, while spreads on many callable Consolidated Bond structures widened slightly in 2004. In 2003, indicative Consolidated Bond spreads narrowed compared to 2002. Changes in market conditions, supply and demand pressures, and dissemination of news of developments in the business conditions of government-sponsored enterprises resulted in substantial changes in the volatility of spreads over short time periods in the last several years, although the daily volatility tended to subside somewhat in 2004 compared with 2003 and 2002.
The FHLBanks and other government-sponsored enterprises have at times faced a significant amount of negative publicity, which from time to time has temporarily affected the cost of FHLBank System debt issuance. However, we believe that other factors, such as supply and demand of debt obligations of the government-sponsored enterprises (including the FHLBanks) and other market conditions, have also had an impact on the System’s cost of funds.
As discussed in the “Consolidated Obligations” section of Item 1. Business (page 11), Finance Board Regulations require us to maintain certain eligible assets free from any lien or pledge in an amount at least equal to the outstanding amount of our participation in Consolidated Obligations. The following table shows our compliance with this requirement at the end of 2004 and 2003.

(Dollars in millions)	2004	2003

Total Par Value Eligible Assets	$75,829	$75,339
Total Par Value Consolidated Obligations	(70,640)	(69,696)

Excess Eligible Assets	$5,189	$5,643

From time to time, an FHLBank may transfer Consolidated Obligations to another FHLBank. There are no formal arrangements governing the transfer of Consolidated Obligations between the FHLBanks. These transfers are not investments of one FHLBank in another FHLBank. They reflect, rather, the act of one FHLBank assuming the debt obligation (at then current market rates on the day when the transfer is traded) that was originally issued by another

FHLBank. Transferring debt at current market rates enables the FHLBank System to satisfy the debt issuance needs of individual FHLBanks without incurring the additional selling expenses (concession fees) associated with new debt and provides the transferring FHLBanks with outlets for extinguishing debt structures no longer required for their balance sheet management strategies. During 2004, 2003, and 2002, the par amounts of Consolidated Obligations transferred to our FHLBank totaled $360 million, $1,045 million, and $100 million, respectively. During 2004, 2003, and 2002, we did not transfer any of our Consolidated Obligations to another FHLBank.
Deposits
We provide a variety of deposit programs that enables members to invest idle funds in short-term liquid assets. Member deposits are a minor source of funding for us. Member deposits were $1.0 billion at the end of 2004, compared to $1.4 billion at the end of 2003. The average balance of deposits in 2004 was $1.2 billion, compared to $2.2 billion in 2003. Member deposits are primarily demand and overnight deposits. The rates of interest on both types of deposits are subject to change daily based on comparable overnight money market interest rates. The level of balances in deposit programs tends to vary positively with the amount of idle funds members have available to invest as well as the level of short-term interest rates.
The table below shows ending and average balances of our various deposit programs.

(Dollars in millions)	2004			2003			2002
	Ending Balance		Average	Ending Balance		Average	Ending Balance		Average
	Amount	Percent	Balance	Amount	Percent	Balance	Amount	Percent	Balance

Term Deposits	$115.5	11.2%	$160.3	$261.6	18.5%	$249.9	$164.6	7.1%	$147.3
Overnight Deposits	432.7	41.9	557.0	595.6	42.1	1,174.4	1,273.7	54.6	1,200.8
Demand Deposits	465.9	45.2	471.5	494.3	35.0	667.1	695.0	29.8	566.1
Other Deposits	17.5	1.7	36.5	61.6	4.4	151.6	199.0	8.5	138.7

Total Deposits	$1,031.6	100.0%	$1,225.3	$1,413.1	100.0%	$2,243.0	$2,332.3	100.0%	$2,052.9

Derivatives Hedging Activity
Use of derivatives to mitigate market risk is discussed in the “Use of Derivatives” subsection in Item 1.’s “Business” and Item 2.’s “Quantitative and Qualitative Disclosures about Risk Management” sections (pages 18 and 118, respectively).
Liquidity and Contractual Obligations
Sources and uses of liquidity, liquidity risk management, and contractual obligations outstanding are discussed in the “Liquidity” subsection in Item 1.’s “Business” and Item 2.’s “Liquidity Risk and Contractual Obligations” sections (pages 13 and 126, respectively).
Capital Resources
Regulatory Capital Requirements
Under our current Capital Plan, we do not issue shares of capital stock except as may be required to capitalize additional Mission Asset Activity and other assets, for an institution to become a member or maintain membership, and to pay stock dividends. Although, as a result, our Class B stock is not a significant source of funding or liquidity for our operations, it is considered a permanent source of capital under the GLB Act and the Finance Board Regulations. We believe that its availability to absorb potential financial losses is an important component of our safety and soundness.
We have always complied with our capital leverage requirements. In accordance with the GLB Act, our Capital Plan requires us to maintain a capital-to-assets ratio of at least 4.00 percent, measured on regulatory book balances. In other words, we may hold up to 25.0 times more assets than capital. We have set a stricter internal guideline in the

Financial Management Policy of at least a 4.20 percent regulatory capital-to-assets ratio (a 23.8 leverage multiplier) in order to provide sufficient flexibility in managing this capital requirement. An increase in capital leverage implies a lower capital-to-assets ratio.
For purposes of compliance with the Finance Board’s 4.00 percent regulatory capital-to-assets ratio, regulatory capital includes all Class B stock (including stock classified as capital and stock classified as a liability subject to mandatory redemption) plus retained earnings. As of January 1, 2004, we adopted SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (herein referred to as “SFAS 150,” see Note 2 of Notes to Financial Statements on page 188), which requires reclassification from equity to debt of capital stock subject to outstanding requests from members for redemption or withdrawal of their stock or attains non-member status by merger or acquisition, charter termination, or involuntary termination from membership, since the shares of capital stock will then meet the definition of a mandatorily redeemable financial instrument. Because, as noted above, the Finance Board has determined that regulatory capital should include the stock reclassified to debt in accordance with SFAS 150, GAAP capital does not equal regulatory capital beginning in 2004. In addition, although any stock dividends paid on the stock reclassified to a liability are accounted for as interest expense, for regulatory purposes, they are included in permanent capital.
The following tables present the amount of members’ capital stock that was reclassified to a liability in 2004, the amount of regulatory capital, and the capital-to-assets ratios on a GAAP and regulatory basis. (For 2003 and 2002, there was no difference between GAAP and regulatory capital because SFAS 150 had not been adopted.)

	Year Ended
	December 31, 2004
(Dollars in millions)	Year End	Average

GAAP Capital Stock	$3,799.9	$3,675.3
SFAS 150-Related Stock	34.3	32.6

Regulatory Capital Stock	3,834.2	3,707.9
Retained Earnings	167.5	133.3

Regulatory Capital	$4,001.7	$3,841.2

GAAP and Regulatory Capital-to-Assets Ratios

	2004		2003	2002
	GAAP	Regulatory
Average	4.73%	4.77%	4.76%	5.21%
Year End	5.18	5.23	4.84	5.08
Although the difference between GAAP and regulatory capital was not significant in 2004, it could become so in the future, if the dollar amount of outstanding requests for redemption or withdrawal of stock increases significantly. It is possible, although highly unlikely, that the GAAP capital-to-assets ratio could be below 4.00 percent at the same time the regulatory capital-to-assets ratio would be above 4.00 percent.
After increasing in 2003 over 2002, the average amount of capital leverage was relatively constant in 2004. Although growth in Mission Asset Activity slowed in 2004, there was little growth in capital stock except through earnings distributed as stock dividends. Capital leverage had increased in 2003 over 2002 due to strong growth in Mission Asset Activity and implementation of the Capital Plan that reduced required purchases of stock.
Under our Capital Plan, excess stock is the difference between total regulatory capital stock and the sum of membership stock and activity stock requirements. Excess stock is stock that we are not currently using to capitalize Mission Asset Activity, mortgage-backed securities, outstanding principal balances of loans that are part of Mandatory Delivery Contracts transacted before 2003, our assumed minimum amount of liquidity through money market investments, and all non-interest earning assets. Activity stock capitalizes Mission Asset Activity. Membership stock capitalizes the other asset classes listed above in this paragraph.
The $189 million net increase in regulatory capital stock outstanding in 2004 occurred primarily from members’ retention of $153 million in stock dividends. Membership stock purchases in 2004 totaled $76.5 million, compared to $8.5 million in 2003. Members’ stock purchases in 2004 to capitalize Mission Asset Activity totaled $13.7 million, compared to $3.7 million in 2003. During 2004, we repurchased $53.9 million in stock that members had requested we redeem.
Under the Capital Plan, we could theoretically repurchase all of our excess stock outstanding that is not capitalizing Mission Asset Activity before reaching the 4.00 percent regulatory limit for the capital-to-assets ratio or requiring activity stock purchases. This assumes we would be able to reduce the balance of our non-Mission Asset Activity (as defined on page 72) to the level assumed to be capitalized by membership stock. However, we could not repurchase the sum of each member’s excess stock without raising membership or activity stock requirements or reducing Mission Asset Activity. This is because a portion of each member’s excess stock is capitalizing Mission Asset Activity, which represents the essential cooperative capital feature of the Capital Plan: our total excess stock is less than the sum of each member’s excess stock.
Given the amount of regulatory capital and the regulatory capital-to-assets ratio at the end of 2004, we could theoretically increase assets by up to approximately $24 billion before reaching the 4.00 percent regulatory limit on the capital-to-assets ratio. This potential growth capacity assumes that the cooperative sharing feature of the Capital Plan would enable members to not have to purchase additional capital stock and that we would have sufficient access to the debt markets for the additional liquidity required to fund this amount of asset growth. Under the same assumptions, we could theoretically grow assets by approximately $19 billion before reaching the internal guideline of not exceeding a 4.20 percent regulatory capital-to-assets ratio.
From another perspective, given the amount of year-end 2004 total assets, we needed $3.06 billion of regulatory capital to maintain a 4.00 percent regulatory capital ratio. The $4.00 billion of actual regulatory capital at the end of 2004 was therefore $0.94 billion in excess of the required amount of capital.
Our historical practice of paying dividends in shares of capital stock, instead of cash, provides additional capital and increases the likelihood that we will remain in compliance with our regulatory capital requirements. Each $50 million of stock dividends can support $1,250 million of new growth in Mission Asset Activity, given our 4.00 percent regulatory capitalization requirement for assets.
The following table presents, for the periods shown, the amount of FHLBank excess stock (which is available under the conditions of the Capital Plan for members and the FHLBank to cooperatively capitalize additional Mission Asset Activity), the amount of capital stock that was being utilized cooperatively to capitalize Mission Asset Activity, and the amount of Mission Asset Activity capitalized with the cooperative capital stock. Because the FHLBank must capitalize all assets with at least 4.00 percent capital, a cooperative use of FHLBank excess stock occurs when a member’s activity stock as a percent of the principal amount of its Mission Asset Activity falls below 4.00 percent.

(in millions)	At December 31,
	2004	2003	2002
FHLBank excess stock	$1,010.6	$940.8	$1,201.0

Cooperative utilization of capital stock	$323.6	$242.6	$20.2

Mission Asset Activity capitalized with cooperative stock	$8,090.0	$6,065.0	$505.0

As permitted under the terms of the Capital Plan, each member may utilize its own excess stock to capitalize its additional Mission Asset Activity and the FHLBank’s cooperative excess stock is available for members and the FHLBank to cooperatively capitalize additional Mission Asset Activity. Because the FHLBank must capitalize all assets with a minimum of 4.00 percent capital, a cooperative use of FHLBank excess stock occurs when a member’s activity stock as a percent of the principal amount of its Mission Asset Activity falls below 4.00 percent.
Each member must hold a sufficient amount of stock in order for us to maintain compliance with all of our capital requirements and in order for us to preserve our safety and soundness. We have the discretion at any time to prohibit members’ use of either their own or the FHLBank’s excess stock to capitalize additional Mission Asset Activity. We are required to do so if we do not comply with any of our capital requirements and may do so if we determine, in our sole discretion, that there is an insufficient amount of excess stock available. In either case, regardless of whether a member has a positive balance in its Excess Stock Account, the member must purchase additional shares of Class B Stock to capitalize additional Mission Asset Activity.
Retained Earnings
At the end of 2004, retained earnings were $168 million, or 4.4 percent of capital stock and 0.22 percent of total assets. The amount of retained earnings has increased substantially over the last five years, both in dollar amount and as a percentage of assets and capital stock. In 2004, retained earnings increased by $75.4 million. The source of most of the additional retained earnings in 2004 was $69 million in fees from Advance prepayments.
Prior to July 2004, we had no formal policy established by our Board of Directors mandating a specific level of retained earnings. The Finance Board released two guidance bulletins to the FHLBanks in late 2003 requiring each FHLBank to address its retained earnings analysis and adopt a formal retained earnings policy. After considerable analysis and discussion during late 2003 and the first half of 2004, our Board of Directors adopted a formal Retained Earnings Policy in July 2004. The Policy requires that the retained earnings equal or exceed $130 million by the end of 2005, $160 million by the end of 2007, and $190 million in a time period consistent with payment of competitive dividends to stockholders. The Board will review, and amend as prudent, the Retained Earnings Policy annually or more often.
Prior to adopting the Retained Earnings Policy, the Board of Directors had considered the appropriate amount of retained earnings as an ongoing business decision in the context of paying competitive dividends and maintaining the FHLBank’s safety and soundness. Our practice was not to distribute Advance prepayment fees as dividends in the period they were collected; rather, they would be amortized into the pool of earnings available to pay as dividends according to the remaining maturity of the Advances prepaid. This practice, which generally continues under the Retained Earnings Policy, matches the available use of the prepayment fees with the income that we would have earned on Advances had they not been prepaid.
In addition to the regulatory requirement, there were several business reasons why the Board of Directors adopted a formal Retained Earnings Policy:
▪	The actual and anticipated growth of the Mortgage Purchase Program has made short-term and long-term earnings more volatile due to its prepayment optionality and accounting for purchase premiums and discounts.

▪	Application of SFAS 133 to the use of derivatives has increased potential earnings volatility.

▪	The increased volatility of Advance balances, especially through merger activity, raises earnings volatility.

▪	A formal retained earnings policy increases the clarity and transparency of the Board’s decision-making process regarding capital management.

▪	Stable dividends enhance the market’s perception of the low risk of the FHLBank System’s Consolidated Obligations, which could improve debt costs and debt liquidity.
Outlook for Consolidated Obligations, Derivatives, and Capital Resources
Consolidated Obligations will remain our primary source of funding and liquidity. Our franchise value derives primarily from our ability to participate in the issuance of FHLBank System debt securities in a wide range of liquid structures at relatively low markups over market interest rates. Maintaining this franchise value is critical to continue to achieve our mission. To this end, we strive to maintain a low-risk business model in order for us to participate in the FHLBank System’s ongoing efforts to maintain the credit ratings on Consolidated Obligations from Moody’s and Standard & Poor’s at the highest level attainable given the FHLBank System’s expansion of mortgage acquisition programs.
Consolidated Obligation spreads will continue to be volatile and will require close monitoring in order to secure the lowest-cost funding consistent with effective management of market risk. A particular concern in 2003 and 2004 was the ability for the FHLBank System to issue Consolidated Bonds, especially those with call options, in a sufficient amount and at favorable spreads to LIBOR and U.S. Treasury market rates. This matter will have added relevance if the growth of the FHLBanks’ mortgage purchases accelerates. The unfavorable public news in 2003 and

2004 involving financial and accounting issues with other government-sponsored enterprises including Fannie Mae, Freddie Mac, and some other FHLBanks have made debt spreads more volatile. If these issues continue or expand, they have the potential to both reduce our profitability and our competitiveness as a source of wholesale funding and mortgage sales. We expect that the FHLBank System will continue to be able to issue Consolidated Obligations in sufficient amounts as an effective source of liquidity. However, we cannot predict how potential changes in Moody’s and Standard & Poor’s credit ratings on Consolidated Obligations would affect the long-term success of our FHLBank’s ability to continue to achieve our mission objectives.
Another concern in the last several years was the narrower spreads to LIBOR of Consolidated Discount Notes and swapped Consolidated Bonds. We attribute much of this to the historically low levels of short-term interest rates and heavy issuances by government-sponsored enterprises of these instruments. With sustained increases in short-term interest rates, we also may see sustained alleviation of this spread tightening.
We will continue to use derivatives to mitigate market risk in the manner described in the “Business” (page 18), “Management of Market Risk Exposure” (page 109) and “Use of Derivatives in Risk Management” (page 118) sections. We have no plans to materially change these practices, although we regularly review the full scope of derivative instruments available to control market risk exposure. We currently believe that issuance of Consolidated Bonds, some with call options, combined with relatively restrictive market risk limits in our Financial Management Policy and dynamic risk management practices through time provide adequate vehicles to mitigate the market risk of mortgage assets. See the “Market Risk” section beginning on page 107 for detailed discussion of our market risk limits and market risk management practices.
Regarding our Capital Plan, if there were requests for redemption of significant amounts of excess stock, we would carefully consider the timing of our repurchase of the requested redemption amount prior to the five-year maximum period. The decision would be based on the effect on our capital compliance, earnings, liquidity, and market risk profile. We would also review the Plan and consider any necessary modifications, including (but not limited to) modifications of the requirements governing members’ purchase of additional stock to capitalize additional Mission Asset Activity.
Our long-time practice of paying dividends in the form of additional shares of stock provides a regular stream of new capital stock. This practice is an important component of the cooperative sharing feature of our Capital Plan because the stock dividends generally create additional excess stock that members may be entitled to use to cooperatively capitalize incremental Mission Asset Activity. Under the Capital Plan, there is a three-month period immediately after the payment of a stock dividend during which the dividended shares are not included in the calculation of FHLBank excess stock. During this exclusive period, each member has sole use of its stock dividend, and this stock is not permitted to be utilized by other members to cooperatively capitalize their additional Mission Asset Activity. Any member’s request for the redemption of its stock dividends during or after this three-month period is subject to the standard policy for a redemption request, which includes the FHLBank’s right to wait up to five years before actually repurchasing such shares. Since implementation of our Capital Plan, we have had very few requests for redemption of stock dividends. The amount of such requests has historically been less than one percent of stock dividends paid each quarter. We have honored all such requests by repurchasing the stock promptly after the minimum five-day waiting period specified in the Plan.
Industry consolidation raises issues for our Capital Plan. Stock requirements for a former member involve only that amount of activity stock required to support outstanding Mission Asset Activity. Surviving members remain subject to both this activity stock requirement and a membership stock requirement. The membership stock requirement for a surviving member due to a merger or consolidation is recalculated at the time of the merger and at the scheduled year-end process applicable to all members. Each recalculation is based on the provisions and formulae then effective in the Capital Plan. The activity stock and excess stock positions, including any requirements for stock purchases, of both members and former members are calculated daily. The transfer of capital stock from a former member to a surviving member is accomplished through the internal combination of FHLBank stock accounts and is based on the corporate assumption of all assets and liabilities as provided in supporting legal and regulatory documentation involving member merger activity. A member is permitted to request the redemption of excess stock at any time regardless of the events that have resulted in the creation of excess stock. Under Finance Board Regulations, an institution may be a member of only one FHLBank. The membership district is determined by the institution’s principal place of business or as a matter of convenience if approved by the Finance Board.

As discussed above in the “Mortgage Purchase Program” section (page 77), an increase in activity stock purchase requirements could unfavorably affect growth in Mission Asset Activity, especially in the Mortgage Purchase Program. One feature of the Capital Plan that enables us to delay having to modify stock purchase requirements resulting from members’ potential redemption requests is the five-year period we have to repurchase excess stock associated with redemption or withdrawal requests. We cannot reliably estimate at this time the probability of future redemption requests or their magnitude.
RESULTS OF 2004 OPERATIONS AND OUTLOOK
Summary of Earnings and Profitability
Net income was $227.0 million in 2004, an increase of $56.3 million (33.0 percent) from 2003. ROE in 2004 of 5.97 percent represented an increase of 1.31 percentage points from 2003, while the quarterly average dividend rate paid of 4.13 percent was an increase of 0.13 percentage points. The greater increase in ROE than the dividend paid enabled us to augment retained earnings by $75.4 million, as discussed above in Item 2.’s “Capital Resources” section (page 84).
The dividend rate paid in 2004 was 2.51 percentage points greater than the average rate on 3-month LIBOR, compared to 2.79 percent in 2003. The slight decrease in the dividend rate spread was consistent with our asset/liability profile in which earnings excluding Advance prepayment fees tend to increase with a lag to movements in short-term interest rates. We believe that given our cooperative business structure, conservative risk profile and the nature of our Capital Plan, this dividend rate spread in 2004 represented a competitive return on our members’ capital investment in our company.
In 2004, for the 18th consecutive year, our Board of Directors continued to authorize a strategy of paying dividends in the form of additional shares of stock. Payment of stock dividends, compared to cash dividends, gives members more flexibility in managing the amount of their capital investment in our FHLBank in the context of their needs regarding liquidity, asset/liability management, and corporate taxation. Our Capital Plan does not permit members to initiate additional purchases of our stock, except when required to support expanded Mission Asset Activity. Members may hold the additional shares of stock provided by quarterly stock dividends and receive compounded future dividends or request redemption to the extent the shares continue to be designated excess stock for the member and the FHLBank in accordance with the Capital Plan.
Components of Earnings and ROE
Our major source of revenue is interest income earned on Advances, mortgage loans held for portfolio and investments. Our major items of expense are interest paid on Consolidated Obligations; our obligation to pay 20 percent of annual net earnings to the REFCORP fund; expenses related to providing below-market cost Advances and direct grants and subsidies under the Affordable Housing Program; and employee salaries and benefits. The largest component of earnings is derived from net interest income, which is interest income minus interest expense.
The two major market variables that affect our earnings are changes in interest rates and changes in mortgage prepayment speeds. The level of near-term and intermediate-term earnings tends to correlate positively with short-term interest rates, primarily because, in order to earn a competitive return on stockholders’ capital investment, we must engage in an amount of short-term funding of a portion of long-term assets. Changes in mortgage prepayment speeds generally reduce earnings, especially faster speeds in lower interest rate environments. The net effect of changes in interest rates and mortgage prepayment speeds on our relative profitability is that the difference between ROE and short-term interest rates tends to decrease, perhaps substantially, as short-term rates rise and increase, perhaps modestly, as short-term interest rates fall. The decrease in the ROE spread in higher rate environments is normally greater than the gain in the ROE spread in lower rate environments because of the rapid acceleration of mortgage prepayment speeds that normally occurs as rates fall.

The following table is a summary income statement for the last three years:

(In thousands)	2004	2003	2002

Net interest income	$301,758	$227,668	$264,646

Securities gains (losses)	(36)	4,156	(625)
Net realized and unrealized gains (losses) on derivatives and hedging activities	39,555	26,234	(836)
Other non-interest income	4,357	5,636	5,687

Total non-interest income	43,876	36,026	4,226

Total revenue	345,634	263,694	268,872

Total other expenses	(36,448)	(31,287)	(25,942)
Assessments	(82,139)	(61,659)	(64,451)

Net income	$227,047	$170,748	$178,479

ROE for 2004, 2003, and 2002 was comprised of the contributions from the categories in the table below. Each percentage is computed as the income or expense for each category divided by the average amount of equity for the respective year. The effect of the REFCORP and Affordable Housing Program assessments is pro-rated within each category.

	2004	2003	2002

Net interest income	5.83%	4.57%	5.63%

Securities gains (losses)	—	0.08	(0.01)
Net realized and unrealized gains (losses) on derivatives and hedging activities	0.76	0.53	(0.02)
Other non-interest income	0.08	0.11	0.12

Total non-interest income	0.84	0.72	0.09

Total revenue	6.67	5.29	5.72

Total other expenses	(0.70)	(0.63)	(0.55)

Total ROE	5.97%	4.66%	5.17%

The following table shows changes in the components of earnings for each of the last three years:

	For the Years Ended December 31
	2004 vs. 2003		2003 vs. 2002		2002 vs. 2001
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent

Total interest income	$224,134	13.0	$(119,706)	(6.5)	$(874,824)	(32.1)
Total interest expense	150,044	10.0	(82,728)	(5.2)	(866,208)	(35.3)

Net interest income	74,090	32.5	(36,978)	(14.0)	(8,616)	(3.2)

Service fees	122	8.0	27	1.8	28	1.9
Net losses on trading securities	382	92.0	210	33.6	(1,363)	(184.7)
Net (losses) gains on other securities	(4,574)	(100.1)	4,571	100.0	—	—
Net realized and unrealized gains (losses) on derivatives and hedging activities	13,321	50.8	27,070	3,238.0	(1,819)	(185.0)
Other, net	(1,401)	(34.1)	(78)	(1.9)	145	3.6

Total other income	7,850	21.8	31,800	752.5	(3,009)	(41.6)

Salaries and benefits	2,203	13.8	2,493	18.6	1,101	8.9
Other operating expenses	1,368	15.1	1,265	16.3	516	7.1
Finance Board	190	8.3	121	5.6	355	19.7
Office of Finance	241	12.1	75	3.9	499	35.4
Other expenses	1,159	56.5	1,391	210.8	585	780.0

Total other expense	5,161	16.5	5,345	20.6	3,056	13.4

Affordable Housing Program	6,405	33.8	(859)	(4.3)	(1,123)	(5.4)
REFCORP	14,075	33.0	(1,933)	(4.3)	(2,526)	(5.4)

Total assessments	20,480	33.2	(2,792)	(4.3)	(3,649)	(5.4)

Net income before cumulative effect of change in accounting principle	56,299	33.0	(7,731)	(4.3)	(11,032)	(5.8)

Cumulative effect of change in accounting principle	—	—	—	—	926	100.0

Net income	$56,299	33.0	$(7,731)	(4.3)	$(10,106)	(5.4)

The $56.3 million increase in the level of net income and the 1.31 percentage points increase in ROE from 2003 to 2004 were comprised primarily of the following components (before considering REFCORP and Affordable Housing assessments):
▪	a $74.1 million increase in net interest income, which improved the contribution to ROE of this component by 1.26 percentage points (from 4.57 percent to 5.83 percent). Of this increase, $39.4 million represented an increase in Advance prepayment fees related to prepayment of $11.1 billion of Advances and $(12.8) million reflected the reclassification of the amortization of SFAS 133-related market value basis adjustments on modified hedging relationships. These two factors are discussed further below in this section, in the “Net Interest Income” section, and in Note 1 to the Notes to Financial Statements (page 182). Excluding these two components, net interest income increased $47.5 million;

▪	a $13.3 million gain in the SFAS 133 market-value adjustment (referenced on the income statement as “Net realized and unrealized gains (losses) on derivatives and hedging activities”). Of this gain, $12.8 million reflects the amortization of basis adjustments on modified hedge relationships, which decreased “Net interest income” and increased the gain on SFAS 133 market adjustments in “Other Income” by this amount. Without this reclassification the SFAS 133 account would have risen by $0.5 million;

▪	a $4.2 million decrease in gains on trading and other securities, reflecting sales of securities from 2003; and

▪	a $5.2 million (16.5 percent) increase in total other expenses.
Net Interest Income
Components of Net Interest Income
Net interest income is the major component of earnings. It equals income we earn on interest-earning assets minus expenses we pay on interest-bearing liabilities. Fluctuations in net interest income and the individual accounts that comprise it are a function of changes in market yields and rates; repricing and basis mismatches; mortgage prepayment speeds; average balances; the amount of capital; the amount of capital leverage; the composition of the balance sheet; Advance prepayments and any related fees; implementation of management’s risk management strategies; and application of GAAP, in particular SFAS 133 and SFAS 91.
The following table shows the composition of the average balance sheet, interest income and interest expense, average yield/rates, the average net interest rate spread, and the average net interest margin for each of the last three years. Book balances include principal/par value, unamortized premiums and discounts, basis adjustments created by the application of SFAS 133, and other minor adjustments.

		2004			2003			2002
	Average		Average	Average		Average	Average		Average
(Dollars in thousands)	Balance	Interest	Yield/Rate	Balance	Interest	Yield/Rate	Balance	Interest	Yield/Rate

Assets
Advances	$45,566,126	$839,664	1.84%	$44,280,561	$726,505	1.64%	$36,840,305	$896,228	2.43%
Mortgage loans held for portfolio (1)	8,197,498	405,326	4.94	6,695,531	343,119	5.12	1,832,097	107,012	5.84
Federal funds sold and securities purchased under resale agreements	7,488,109	105,315	1.41	9,081,781	107,340	1.18	12,348,832	216,298	1.75
Other short-term investments (2)	1,077,486	15,153	1.41	879,804	10,289	1.17	1,504,527	27,105	1.80
Interest-bearing deposits in banks	6,622,417	90,825	1.37	5,248,091	59,694	1.14	4,384,296	80,489	1.84
Mortgage-backed securities	11,194,642	493,989	4.41	10,416,729	478,225	4.59	8,960,773	516,250	5.76
Other long-term investments	41,684	2,286	5.48	66,461	3,678	5.53	102,200	5,441	5.32
Loans to other FHLBanks	57,434	769	1.34	30,984	343	1.11	4,304	76	1.77

Total earning assets	80,245,396	1,953,327	2.43	76,699,942	1,729,193	2.26	65,977,334	1,848,899	2.80

Allowance for credit losses on mortgage loans	—			—			—
Other assets	249,283			362,068			360,837

Total assets	$80,494,679			$77,062,010			$66,338,171

Liabilities and Capital
Term deposits	$160,257	2,117	1.32	$249,909	3,102	1.24	$147,297	2,983	2.03
Other interest-bearing deposits	1,065,059	10,702	1.00	1,993,080	17,889	0.90	1,905,606	27,174	1.43
Short-term borrowings	28,376,787	371,855	1.31	28,790,300	325,103	1.13	25,358,436	439,647	1.73
Unswapped fixed-rate Consolidated Bonds	23,639,976	961,016	4.07	22,081,858	960,902	4.35	15,071,216	799,404	5.30
Unswapped adjustable-rate Consolidated Bonds	1,253,661	18,055	1.44	1,163,507	13,291	1.14	2,421,822	42,419	1.75
Swapped Consolidated Bonds	20,716,731	286,347	1.38	17,032,451	181,191	1.06	16,444,804	272,571	1.66
Mandatory redeemable capital stock	32,620	1,350	4.14	—	—	—	—	—	—
Other borrowings	9,680	127	1.31	3,725	47	1.26	3,288	55	1.67

Total interest-bearing liabilities	75,254,771	1,651,569	2.19	71,314,830	1,501,525	2.11	61,352,469	1,584,253	2.58

Non interest-bearing deposits	—			—			—
Other liabilities	1,435,152			2,079,994			1,532,091
Total capital	3,804,756			3,667,186			3,453,611

Total liabilities and capital	$80,494,679			$77,062,010			$66,338,171

Net interest rate spread			0.24%			0.15%			0.22%

Net interest income and net interest margin		$301,758	0.38%		$227,668	0.30%		$264,646	0.40%

Average interest-earnings assets to interest-bearing liabilities			106.63%			107.55%			107.54%

(1)	Nonperforming loans are included in average balances used to determine average rate. There were none for the years displayed.

(2)	The investment securities classified as available-for-sale are based on their amortized costs. The yield information does not give effect to changes in fair value that are reflected as a component of stockholders’ equity.

Net interest income was $301.8 million in 2004, an increase of $74.1 million (32.5 percent) from $227.7 million in 2003.
We emphasize managing the level and volatility of net interest income at the level of the entire balance sheet, considering the relationships among assets and liabilities, not necessarily by the individual accounts or segments that comprise the balance sheet. Therefore, our analysis of trends in net interest income focuses on the various market and business factors that affect net interest income, not necessarily individual balance sheet accounts.
Net interest income is derived from the sources discussed below and shown in the following table. The sum of these, when expressed as a percentage of the average book balance of interest-earning assets, equals the net interest margin.
▪	Net interest rate spread. This component equals total earning assets multiplied by the difference between the book yield on interest-earning assets and the book cost of interest-bearing liabilities.

▪	Earnings from investment of interest-free capital. We must invest our interest-free funds (primarily capital) to generate earnings. As interest rates change, asset yields also move but there is no corresponding change in the interest-free funds that finance a portion of interest-earning assets. We tend to invest a majority of our capital in short-term assets to help ensure that earnings correlate with short-term interest rates.

	2004		2003		2002
		Pct of		Pct of		Pct of
		Earning		Earning		Earning
(Dollars in thousands)	Amount	Assets	Amount	Assets	Amount	Assets
Components of net interest rate spread
Other components of net interest rate spread	$160,548	0.20%	$109,186	0.14%	$118,881	0.18%
Prepayment fees on Advances, net (1)	69,244	0.09	29,817	0.04	26,341	0.04
Amortization of basis adjustments on modified Advance hedges (1)	(37,560)	(0.05)	(24,718)	(0.03)	—	—

Total net interest rate spread (2)	192,232	0.24	114,285	0.15	145,222	0.22

Earnings from investment of interest-free capital	109,526	0.14	113,383	0.15	119,424	0.18

Total net interest income/net interest margin	$301,758	0.38%	$227,668	0.30%	$264,646	0.40%

(1)	These components of net interest rate spread have been segregated here to display their relative impact.

(2)	Total earning assets times (book yield on interest-earning assets minus book cost of interest-bearing liabilities).
The net interest spread, and resulting net interest income, increased substantially in 2004 as shown above, due to Advance prepayment fees and the factors identified below. Excluding Advance prepayment fees and the amortization of basis adjustments on modified Advance hedging relationships, the net interest rate spread was 0.20 percent in 2004, compared with 0.15 percent in 2003 and 0.18 percent in 2002, and net interest income was $270.1 million in 2004, compared with $222.6 million in 2003 and $238.3 million in 2002. Management analyzes changes in net interest income excluding these two items to obtain information on the profitability derived from the interest rates on the interest-earning assets and interest-paying liabilities that were actually outstanding during the year.
The earnings from capital generated $109.5 million (36.3 percent) of 2004’s net interest income, compared to $113.4 million (49.8 percent) of 2003’s net interest income. As a percentage of the average balance of interest-earning assets, the earnings from interest-free capital decreased 0.01 percentage point in 2004 compared to 2003. The reason for this slight decrease was a reduction in 2004 in the average amount of interest-free funds measured on book-value basis, due primarily to lower asset balances related to SFAS 133 fair value adjustments.
Factors that Affected 2004’s Net Interest Income
Prepayment Fees on Advances. These are recorded in net interest income. The $69.2 million of prepayment fees contributed 1.34 percentage points to ROE in 2004, compared with 0.60 percentage points (from $29.8 million in fees) in 2003 and 0.56 percentage points in 2002 (from $26.3 million in fees). Although a portion of the prepaid Advances were subsequently reissued as new Advances, it is normally not possible to determine at the time a member executes a prepayment if the member will replace the prepaid Advances with new Advances or what kinds of new Advances may be transacted to replace the prepaid Advances.
Members may be required to pay us prepayment fees to terminate certain Advances before their stated maturity. These prepayment fees generally represent the present value of future expected net interest that we would have earned over the remaining lives of the Advances had the Advances not been prepaid. Therefore, these fees cause net interest income to be higher in the period earned than the earnings from outstanding interest-earning assets. A portion of the prepayment fees recognized in each year represents the present value of net interest income that would have been earned in the current year if the Advances had not been prepaid. The remainder of the prepayment fees recognized in each year represents the present value of the net interest income that would have been earned in future years if the Advances had not been prepaid. Our practice is generally to not distribute Advance prepayment fees as dividends in the period they are recognized; rather, they are amortized into the pool of earnings available to pay as dividends according to the remaining maturity of the Advances prepaid. This practice synchronizes the available use of the prepayment fees with the income that we would have earned on Advances had they not been prepaid.
Modified Advance Hedging Relationships. The amortization of basis adjustments on modified hedging relationships involved member Advances whose terms were modified at the member’s request and subsequently re-hedged with interest rate swaps. These Advances were modified beginning in the second and into the fourth quarters of 2003. Members had prepaid ninety-five percent of these Advances by the end of 2004.
The fair value basis adjustments on modified hedging relationships reflect the difference between the amortized cost and fair value of the Advances at the time of the modification. Per SFAS 133, this difference is recorded as an unrealized gain in other income, resulting in Advance basis adjustments that are amortized over the remaining life of the Advances. The amortization related to these modified hedging relationships lowered net interest income. However, this reduction to net interest income from this amortization did not affect total ROE because the Advances continued to be hedged and SFAS 133 accounting (which requires the Advances to be carried at fair value) results in a nearly offsetting amount being recorded in the “Net realized and unrealized gain (loss) on derivatives and hedging activities” component of other income. The effect of the amortization on the contribution of the net interest income component of ROE was a decrease of 0.73 percentage points in 2004 and 0.50 percentage points in 2003 (with offsetting increases in the non-interest income component of ROE in those same years). There were no such modified hedging relationships in 2002.
Other Factors that Affected Net Interest Income. The following are the principal factors (excluding Advance prepayment fees and the amortization of basis adjustments on modified Advance hedging relationships discussed above) that caused the net interest rate spread to increase by $51.4 million in 2004 over 2003 (in descending order of estimated earnings impact):
▪	Changes in the Market Risk/Return Profile. The management of the market risk/return profile can significantly affect the level and volatility of earnings over the short term and long term. There are two primary and complementary measures of our market risk/return profile as it affects our near-term/intermediate-term earnings: the long-term gap and the duration of equity. These are discussed in detail in the “Measurement of Market Risk Exposure” section of “Quantitative and Qualitative Disclosures About Risk Management” page 107.

In a market environment of an upward sloping yield curve, a higher long-term gap and a higher duration of equity (for a base-case constant interest rate environment) correlate with higher earnings. The following table presents the average long-term gap (in dollars in millions) and the average duration of equity (in years for a base-case constant interest rate environment) for each quarter of 2004 and 2003.

	Average Gap	Average Duration
First Quarter 2003	$704	0.00
Second Quarter 2003	654	-1.00
Third Quarter 2003	(1,033)	2.52
Fourth Quarter 2003	25	3.30
First Quarter 2004	1,397	1.70
Second Quarter 2004	1,552	5.01
Third Quarter 2004	631	2.19
Fourth Quarter 2004	556	1.05

In 2003, particularly in the second quarter, earnings were reduced due to historically fast mortgage prepayment speeds that resulted in reductions in the duration of equity and the long-term gap. In some months, these two measures were less than zero. We gradually rebalanced the market risk/return profile beginning later in 2003 and into the first quarter of 2004 in order to continue issuing Consolidated Bonds to fund new long-term assets in the historically low interest rate environment of the second and third quarters of 2003. This helped protect the market risk/return profile from higher future interest rates. The rebalancing in the fourth quarter of 2003 and the first quarter of 2004 was accomplished primarily by funding a portion of new asset purchases with shorter-term debt and by not replacing all Consolidated Bonds that we called.

In the second half of 2004, based on an expectation that interest rates would begin increasing from the cyclically low levels, we implemented a rebalancing strategy that was focused on mitigating the long-term exposure of earnings to substantial and sustained increases in interest rates. This strategy involved engaging in only a minimal amount of incremental short funding of new assets and replacing many of the Consolidated Bonds that matured or were called with new Consolidated Bonds. As prepayment speeds on mortgage assets continued to be relatively fast throughout 2004 (due to generally stagnant long-term interest rate trends), we allowed the long-term gap to trend downward after the second quarter of 2004 to implement this focus on long-term earnings exposure to higher interest rates.

▪	Higher asset balances. The average principal balance of the Mortgage Purchase Program increased by $1.5 billion and that of Advances increased by $2.1 billion. Higher asset balances increase earnings in proportion to the spread to funding costs we earn on the assets.

▪	Hedging of Commitment Periods of Mandatory Delivery Contracts. We increased the relative percentage amount of our use of a common derivative hedging strategy that mitigates the impact on net income from the timing of the recognition of earnings losses from having to settle Consolidated Bonds earlier than we are able to settle Mortgage Purchase Program loans. As discussed in detail in the “Use of Derivatives in Risk Management” section below (page 118), the hedging strategy is to short sell to-be-announced mortgage-backed securities for forward settlement. To-be-announced mortgage-backed securities are generic pass-through mortgage-backed securities with specific coupons, but not specific to a particular pool or pools. Transactions involving to-be-announced mortgage-backed securities obligate the seller to deliver, at settlement, a pool or pools of pass-through mortgage-backed securities that qualify under good delivery guidelines established by the Bond Market Association.

One effect of this strategy is to defer recognition of the negative carry from the normal situation in which our Consolidated Bonds settle sooner than the loans under the Mortgage Purchase Program. Using this strategy, we hedged 49 percent of the Mandatory Delivery Contracts transacted in 2003 and 88 percent of those transacted in 2004. We estimate this strategy increased 2004’s net interest income, compared to 2003, by $4.0 million, and ROE by 0.08 percentage points. The savings realized from this hedging activity will be recognized over the lives of the mortgages delivered as additional premium amortization, which will reduce the future book yields earned on these hedged mortgages over their lives.

▪	Rollover Rates on Consolidated Bonds. In 2004, the Consolidated Bonds that we retired (through maturities or calls) were replaced with new Consolidated Bonds at an average lower book cost compared to the lower book yields earned on new mortgage assets.

▪	Funding Spreads. Spreads below LIBOR on the cost of interest rate swaps related to Consolidated Bonds moved lower (which decreased the cost of funds) by several basis points. In addition, these spreads became slightly more favorable to us compared to the spreads on Consolidated Discount Notes. We responded to this development by moving a portion of our funding from Discount Notes to swapped Consolidated Bonds.

▪	Short-Term Asset Gap. The increases during the year in short-term interest rates enhanced earnings over and above the gain in earnings from the investment of capital at higher interest rate levels. This is because, on average during the year, there were more assets that were repriced every day compared to liabilities. This “short-term asset gap” contributes to earnings in a rising interest rate environment.

The positive effects on net interest income (excluding prepayment fees) from the factors discussed above were partially offset in 2004 by the following factors (excluding the amortization of basis adjustments on modified Advance hedging relationships), in descending order of earnings impact:
▪	There was $9.0 million more in total SFAS 91 amortization in 2004 than in 2003. This occurred for two reasons. First, the average book balance of mortgage assets increased by $2.3 billion. Second, the general trend in long-term interest rates was downward in 2004 (these rates decreased in three out of four quarters of 2004) compared to more of a whipsaw pattern of long-term interest rates in 2003 in which these rates decreased during the first two quarters, rose sharply in the third quarter, and were relatively stable in the fourth quarter. The nature of the relationship between mortgage prepayment speeds and SFAS 91 amortization is discussed in the “Critical Accounting Policies” section.

▪	The spreads on new mortgage assets narrowed significantly, especially those in the Mortgage Purchase Program, which began in the second half of 2003 and deteriorated further throughout 2004.

▪	There was a large shift in the composition of Advances toward REPO and LIBOR Advances that generally have lower spreads than our other Advance programs. Much of this shift occurred in conjunction with the large amount of Convertible Rate Advance prepayments.

▪	Net interest income decreased due to losing Advances that were prepaid. Although some of these Advances were replaced with new Advances as part of member’s restructuring of their liabilities, the new Advances tended to have lower spreads to funding costs than the prepaid Advances. The annual lost income from prepaid Advances can be approximated by the prepayment fees’ amortization schedule based on the remaining maturity of the prepaid Advances subject to a fee. The following table presents, as of the end of 2004, the remaining amortization of the prepayment fees on Advances (subject to fees) that were prepaid prior to the first day of 2005. For 2004, this amortized amount was $18.1 million, which represents an estimate of the reduction in net interest income in 2004 from prepaid Advances.

(In millions)
2004	$18.1
2005	17.9
2006	14.2
2007	12.9
2008	7.0
After 2008	2.6

Total	$72.7

▪	There was a smaller benefit from the amount of funding of long-term assets with shorter-term debt, due to the higher average short-term interest rates in 2004 compared to 2003. Discussion of this point is expanded in the next section.
Sensitivity Analysis of Net Interest Income
In our management of market risk and earnings exposure, we focus on the sensitivity of net interest income resulting from actual or potential changes in various factors. Except where specified above, it is difficult to precisely quantify the effect of these factors for 2004 results of operations, either from an individual or combined basis. These factors relate to trends in balances, asset/liability composition, estimated net asset spreads, and management of our market risk exposure. We generally cannot determine the exact degrees of changes in these factors over time. Their changes are interdependent as well as being related to many variables. The effect of a change in a factor normally depends on the levels or trends in other factors (which may be equally difficult to precisely quantify); all of the factors together combine to affect net interest income. This point is partly a consequence, noted above, of how we manage the level and volatility of net interest income as a whole considering the relationships among assets and liabilities, not by the individual accounts that comprise the balance sheet.
The following points present a sensitivity analysis of the major factors that determine changes in net interest income. (Each example assumes a capital position of $4.0 billion.)

▪	Level of short-term market interest rates. The level of short-term interest rates has two effects. First, an increase in short-term interest rates raises the earnings from our investment of interest-free capital, as noted previously. For example, each 1.00 percent increase in the earnings from capital investment due to an increase in interest rates would raise net interest income by $40.0 million and the ROE by 0.74 percentage points. Second, increases in short-term interest rates reduce the gain from any funding of long-term assets with shorter-term debt. We normally carry an amount of this “short funding,” as evidenced by normally having a positive long-term gap and a positive duration of equity, as discussed in the “Measurement of Market Risk Exposure” section of “Quantitative and Qualitative Disclosures About Risk Management” (page 107). For example, assuming the long-term gap equals $1.0 billion, each 1.00 percent increase in short-term interest rates would decrease net interest income by $10.0 million and the ROE by 0.18 percentage points. The effect on earnings from changes in interest rates due to having short funding reverses over time as the long-term assets reprice into the new interest rate environment. The net effect in short-term interest rates normally is to slightly reduce earnings as rates rise and increase earnings as rates fall.

▪	Shape of Consolidated Obligation market yield curve. The steepness of this yield curve has several effects, both direct and indirect. First, a steeper yield curve enhances earnings from any funding of long-term assets with shorter-term debt. A steeper yield curve achieved through reductions in short-term interest rates quickly enhances earnings; the computation is the same as described immediately above. A steeper yield curve achieved through increases in long-term interest rates takes longer to affect earnings, depending on how soon the long-term assets can be repriced into the higher interest-rate environment; however, the calculation of the impact is the same.

▪	Capital leverage/asset growth. A greater amount of capital leverage may raise earnings. For example, assuming leverage increases through growth in assets that earn a 0.10 percent spread, each 0.25 percent reduction in the capital-to-assets ratio (a lower capital-to-assets ratio implies a greater capital leverage) would increase net interest income by $4.2 million and the ROE by 0.08 percent. Assuming leverage increases through a reduction in the amount of capital, earnings would decrease according to the book yields on the assets that the capital had supported. However, in this case normally the ROE would increase because the decrease in the amount of capital would result in a decrease in the amount of short-term investments (all else being equal), which normally have a lower book yield than the ROE.

▪	Amount of capital. An increase in capital stock, which for example occurs when earnings are distributed to stockholders in the form of additional shares of stock, would normally increase net interest income but decrease the ROE, assuming the new stock is not levered but invested only in short-term money market assets. If the stock were levered with new assets such that the capital-to-assets ratio does not change, net interest income would also increase, but the ROE may either increase or decrease, depending on the level of the net asset spreads earned.

▪	Asset spreads to funding costs/Substitution of assets at different net spreads to funding costs. A widening of asset spreads to funding costs, or substituting assets earnings lower spreads with assets earnings higher spreads, would directly enhance net interest income and the ROE. For example, each 2 basis points increase in the net spread to funding costs on $10 billion of assets would improve net interest income by $2.0 million and the ROE by 0.04 percentage points.

▪	Mortgage prepayment speeds. Generally, an increase in mortgage prepayment speeds, compared to the rate of retirement of supporting Consolidated Bonds, would lower net interest income and the ROE under the following circumstances:
-	if the assets prepaid were reinvested into new assets at lower yields (either with or without additional incremental funding); or

-	if the assets prepaid were reinvested into new assets at the same yields and additional incremental debt were issued to fund these new assets, with no retirement of the debt that had funded the prepaid assets.
Changes in mortgage prepayment speeds also may affect the SFAS 91-related amortization of purchased premiums and discounts on mortgage assets. This component of net interest income is discussed in detail in the “Critical Accounting Policies and Estimates” section (page 130).

▪	Amount of short funding (level of long-term gap). Related to the analysis of mortgage prepayment speeds, an increase in the amount of long-term assets funded with shorter-term debt would raise the level of net interest income and the ROE assuming an upward sloping yield curve (but also would raise the market risk profile to increases in interest rates). For example, a $100 million increase in this long-term gap, assuming a 2 percent gain in the net spread from the short funding, would increase net interest income by $2.0 million and the ROE by 0.04 percentage points. The concept of the long-term gap is discussed in the “Measurement of Market Risk Exposure” section of “Quantitative and Qualitative Disclosures About Risk Management” (page 107).

▪	Short-term repricing mismatches between assets and funding. Short-term and adjustable-rate assets and liabilities generally do not have the same repricing or maturity schedules. We typically tend to have more assets maturing daily than liabilities; this difference was magnified in 2004 with the increase in overnight REPO Advances. Given a short-term asset repricing gap, a higher short-term interest rate environment would temporarily raise the level of net interest income and the ROE. For example, for a $10.0 billion overnight asset gap funded on average with debt instruments having an average maturity of two weeks, a 1.00 percent increase in short-term interest rates during the year would increase net interest income in that year by $3.8 million and the ROE by 0.07 percentage points.
Effect of the Use of Derivatives on Net Interest Income
Notwithstanding the effects on net interest income of the modified Advance hedging relationships discussed above in this section, our use of derivatives affects net interest income by synthetically transforming the interest rate terms of Advances, Consolidated Obligations, and mortgage commitments, as presented in the following table.

(In thousands)	2004	2003	2002

Advances (1)	$(468,719)	$(686,884)	$(588,491)
Mortgage purchase commitments (2)	2,420	396	—
Consolidated Obligations (1)	300,497	396,794	460,855

Decrease in net interest income	$(165,802)	$(289,694)	$(127,636)

(1)	Relates to interest rate swap interest.

(2)	Relates to the amortization of derivative fair value adjustments.
The net decrease in net interest income resulting from derivatives activity represents the economic cost of hedging unfavorable purchased options embedded in Advances, net of gains to net interest income from converting fixed-rate Consolidating Obligations to adjustable-rate LIBOR indices that are typically at a spread below 1-month or 3-month LIBOR. Although the derivatives activity lowers net interest income given the current relative amounts of Advances and Consolidated Obligations associated with derivatives, it makes our earnings and market risk profile much more stable.
The smaller loss in 2004 compared with 2003 and 2002 in net interest income from Advance-related derivatives primarily reflects a smaller balance of Convertible-Rate Advances in 2004, which are the primary Advances hedged with derivatives. The smaller gain in 2004 compared with 2003 and 2002 in net interest income from Consolidated Obligation-related derivatives reflects the increase in short-term LIBOR, which constitute the adjustable-rate index on which we pay most of the interest rate swaps used to hedge Consolidated Obligations.

Volume/Rate Analysis
Another way to consider the change in 2004’s and 2003’s net interest income is through a standard volume/rate changes analysis, as presented in the following table. For purposes of this table, we allocate changes in the composition of the balance sheet that are not due solely to volume or rate changes proportionately to these two factors.

(Dollars in thousands)	2004 over 2003			2003 over 2002
	Volume	Rate	Total	Volume	Rate	Total

Increase (decrease) in interest income
Advances	$21,092	$92,067	$113,159	$181,002	$(350,725)	$(169,723)
Mortgage loans held for portfolio	76,970	(14,763)	62,207	284,071	(47,964)	236,107
Federal funds sold and securities purchased under resale agreements	(18,836)	16,811	(2,025)	(57,225)	(51,733)	(108,958)
Other short-term investments	2,312	2,552	4,864	(11,255)	(5,561)	(16,816)
Interest-bearing deposits in banks	15,632	15,499	31,131	15,858	(36,653)	(20,795)
Mortgage-backed securities	35,713	(19,949)	15,764	83,881	(121,906)	(38,025)
Other long-term investments	(1,371)	(21)	(1,392)	(1,903)	140	(1,763)
Loans to other FHLBanks	293	133	426	471	(204)	267

Total	131,805	92,329	224,134	494,900	(614,606)	(119,706)

Increase (decrease) in interest expense
Term deposits	(1,113)	128	(985)	2,078	(1,959)	119
Other interest-bearing deposits	(8,330)	1,143	(7,187)	1,247	(10,532)	(9,285)
Short-term borrowings	(4,669)	51,421	46,752	59,499	(174,043)	(114,544)
Unswapped fixed-rate Consolidated Bonds	67,802	(67,688)	114	371,857	(210,359)	161,498
Unswapped adjustable-rate Consolidated Bonds	1,030	3,734	4,764	(22,040)	(7,088)	(29,128)
Swapped Consolidated Bonds	39,193	65,963	105,156	9,740	(101,120)	(91,380)
Mandatory redeemable capital stock	—	1,350	1,350	—	—	—
Other borrowings	75	5	80	7	(15)	(8)

Total	93,988	56,056	150,044	422,388	(505,116)	(82,728)

Increase (decrease) in net interest income	$37,817	$36,273	$74,090	$72,512	$(109,490)	$(36,978)

Non-Interest Income and Non-Interest Expense
The following table presents non-interest income and non-interest expense for each of the last three years.

(Dollars in thousands)	2004	2003	2002

Other Income
Service fees	$1,651	$1,529	$1,503
Net losses on trading securities	(33)	(415)	(625)
Net (losses) gains on other securities	(3)	4,571	—
Net realized and unrealized gains (losses) on derivatives and hedging activities	39,555	26,234	(836)
Other non-interest income, net	2,706	4,107	4,184

Total other income	$43,876	$36,026	$4,226

Other Expense
Salaries and benefits	$18,131	$15,928	$13,435
Other operating expense	10,413	9,045	7,780
Finance Board	2,468	2,278	2,157
Office of Finance	2,226	1,985	1,910
Other expenses	3,210	2,051	660

Total other expense	$36,448	$31,287	$25,942

▪	Gains/Losses on Securities. The change in 2004 in the net gains on securities held to maturity was mostly due to the sale in 2003 of $81.6 million of mortgage-backed securities. Securities sales were minimal in 2004.

▪	Effect of SFAS 133 on Earnings. The following table is a summary of the net realized and unrealized gain (loss) on derivatives and hedging activities for the last three years:
(In thousands)

	2004	2003	2002

Fair Value Hedge
Advances	$37,964	$25,205	$(181)
Mortgage Purchase Program	—	(664)	(326)
Consolidated Obligations	1,790	—	4

Total	39,754	24,541	(503)

Economic Hedge
Mandatory Delivery Contracts	(6,750)	11,114	—
To-be-announced mortgage-backed securities hedge	6,299	(9,418)	—
Investments	(56)	(3)	(333)
Consolidated Obligations	308	—	—

Total	(199)	1,693	(333)

Total net realized and unrealized gains (losses) on derivatives and hedging activities	$39,555	$26,234	$(836)

The net increase in the gain on SFAS 133 for 2004 versus 2003 due to ineffectiveness was $0.5 million, excluding changes in amortization of the basis adjustments on modified Advance hedging relationships. Excluding the $37.6 million amortization of these adjustments in 2004, SFAS 133 increased 2004 earnings by $2.0 million. Excluding the $24.7 million of basis adjustments amortized in 2003, SFAS 133 raised 2003 earnings by $1.5 million. SFAS 133-related net fair value adjustments on derivatives are recorded in the category “Net realized and unrealized gain (loss) on derivatives and hedging activities” in non-interest income.

▪	Total Other Expense. Total other expense increased $5.2 million in 2004 over 2003 (16.5 percent), compared to $5.3 million in 2003 over 2002 (20.6 percent). The level of total other expense as a percentage of average total assets was 0.045 percent in 2004 and 0.041 percent in 2003, while as a percentage of average capital it was 0.96 percent in 2004 and 0.85 percent in 2003. These ratios continued to be the lowest of any FHLBank.

The bulk of other expense is salaries and benefits, which rose by $2.2 million (13.8 percent) in 2004 compared to $2.5 million (18.6 percent) in 2003. These and other operating expenses (which include consulting fees and general contractual services) increased mostly due to our efforts to enhance financial disclosures and controls. The change in other expenses was largely due to the full year’s amount of expense related to the American Dream program from $0.5 million in 2003 to $1.5 million in 2004.
There were no other economic events in 2004 that materially affected earnings. Inflation had an immaterial influence on net income and other operations.
REFCORP and Affordable Housing Program Assessments
REFCORP is assessed at 20 percent of net earnings before the Affordable Housing Program. The Affordable Housing Program expense is assessed at the greater of an aggregate of $100 million for the FHLBank System or 10 percent of net earnings after REFCORP and before both the Affordable Housing Program and interest on mandatorily redeemable capital stock expenses. The current effective net tax rate is 26.6 percent since the FHLBank System exceeds the $100 million in aggregate.
These assessments totaled $82.1 million in 2004, resulting in an ROE reduction of 2.16 percentage points, compared to $61.7 million in 2003 for an ROE reduction of 1.68 percentage points. The impact on ROE increased in 2004 due to the year’s higher income before assessments. REFCORP and Affordable Housing Program assessments are further discussed in Item 1.’s “Taxation” section (page 21) and in Notes 1 and 9 of the Notes to Financial Statements (pages 182 and 197).

Analysis of Quarterly ROE for 2004 and 2003
The table on the next page shows quarterly results of operations for 2004 and 2003 for major categories of earnings, both in dollar amounts and in terms of their contribution to ROE. Assessments are pro-rated for ROE within each category.
We believe that isolating the components of earnings performance can give a more complete picture of reasons for changes in quarterly ROE and reinforce the discussion in the “Net Interest Income” section above (page 91). Much but not all of the quarterly volatility in ROE in 2004 and 2003 was due to volatility in net (amortization)/accretion of purchased premiums and discounts in accordance with SFAS 91, volatility in Advance prepayment fees, and volatility in amortization of basis adjustments on modified Advance hedging relationships.
▪	The quarterly contributions to ROE from other net interest income (excluding SFAS 91-related amortization, Advance prepayment fees, and SFAS 133-related amortization) were relatively stable in 2004. The net effect of the various favorable and unfavorable factors discussed in the “Net Interest Income” section (page 91) tended to balance one another during each quarter of 2004. However, as identified in the same section, the change in other net interest income between the whole of 2003 and the whole of 2004 was strongly positive. This component of earnings increased by $56.5 million, from $254.6 million in 2003 to $311.1 million in 2004.

▪	SFAS 91-related net amortization decreased in the second quarter of 2004 over the first quarter of 2004 due to increases in mortgage interest rates in the second quarter that slowed actual and projected future mortgage prepayment speeds. Most of our mortgage assets were purchased at premiums, the amortization of which as a reduction in earnings is delayed as interest rates increase. Mortgage interest rates then tended to fall in the last half of the year, which again accelerated SFAS 91 recognition of mortgage premiums.

▪	Advance prepayment fees were volatile across quarters. Seventy-five percent of 2004’s Advance prepayment fees were recorded in the second half of the year and 95 percent of 2003’s fees were recorded in the second half of that year.

▪	There was minimal volatility in SFAS 133-related amortization of basis adjustments on modified Advance hedging relationships in 2004 compared to 2003. This amortization began in the second quarter of 2003.

▪	The relative stability in ROE between the first and second quarters of 2003 was due to the net effect of several offsetting factors. On the unfavorable side, there was a $10.9 million increase in SFAS 91 amortization (which decreased earnings) in the second quarter due to large reductions in mortgage interest rates in the second quarter of 2003 that increased actual and future projected mortgage prepayment speeds. On the favorable side, there was a gain on the sale of securities and an increase in other net interest income that occurred primarily because we increased the amount of capital leverage and the amount of hedging of the market risk from the commitment period of Mandatory Delivery Contracts.

▪	ROE improved by 0.80 percentage points in the third quarter of 2003 due to the large increase in Advance prepayment fees and reduction in SFAS 91-related amortization. However, the significantly lower amount of other net interest income in the third quarter of 2003 occurred because of dramatically faster mortgage prepayment speeds in response to historical lows reached in mortgage rates in the second quarter of 2003. These faster prepayment speeds resulted in an imbalanced asset/liability mix, as is discussed in the “Factors that Affected 2004’s Net Interest Income” section (page 93).

▪	ROE was constant between the third and fourth quarters of 2003, despite a $10.3 million increase in SFAS 91-related amortization as mortgage rates decreased in the fourth quarter after increasing in the third quarter. The increase in other net interest income in the fourth quarter of 2003 occurred because of management’s action to rebalance our market risk/return profile, as discussed in the “Net Interest Income” section (page 91).

	Dollars in Millions					Annualized ROE
	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
Year 2004
Net Interest Income:
Net (amortization)/accretion(1)	$(15.1)	$(2.5)	$(11.6)	$(11.8)	$(41.0)	(1.20)%	(0.20)%	(0.89)%	(0.88)%	(0.79)%
Prepayment fees	10.8	6.4	32.4	19.6	69.2	0.86	0.50	2.48	1.47	1.34
Advance basis adjustment (2)	(9.4)	(9.4)	(9.5)	(9.3)	(37.6)	(0.74)	(0.73)	(0.73)	(0.70)	(0.73)
Other net interest income	75.0	76.1	77.3	82.7	311.1	5.94	5.95	5.92	6.19	6.01

Total net-interest income	61.3	70.6	88.6	81.2	301.7	4.86	5.52	6.78	6.08	5.83

Securities gains (losses)	0.1	(0.1)	—	—	—	0.01	(0.01)	—	—	—
Net realized and unrealized gains (losses) on derivatives (2) (3)	9.0	12.4	8.2	10.0	39.6	0.71	0.97	0.63	0.75	0.76
Other non-interest income	1.0	1.0	1.2	1.1	4.3	0.08	0.08	0.09	0.08	0.08

Total non-interest income	10.1	13.3	9.4	11.1	43.9	0.80	1.04	0.72	0.83	0.84

Total revenue	71.4	83.9	98.0	92.3	345.6	5.66	6.56	7.50	6.91	6.67
Total non-interest expense	9.1	9.6	8.8	9.0	36.5	0.72	0.75	0.67	0.67	0.70
Total assessments	16.5	19.7	23.7	22.2	82.1	Assessments have been pro-rated to the other components.

Total net income/ROE	$45.8	$54.6	$65.5	$61.1	$227.0	4.94%	5.81%	6.83%	6.24%	5.97%

Average capital	$3,718.5	$3,774.7	$3,816.9	$3,907.7	$3,804.8

Year 2003
Net Interest Income:
Net (amortization)/accretion(1)	$(4.3)	$(15.2)	$(1.1)	$(11.4)	$(32.0)	(0.36)%	(1.23)%	(0.09)%	(0.89)%	(0.64)%
Prepayment fees	0.4	1.2	14.5	13.7	29.8	0.03	0.10	1.15	1.07	0.60
Advance basis adjustment (2)	—	—	(15.4)	(9.3)	(24.7)	—	—	(1.22)	(0.73)	(0.50)
Other net interest income	63.3	68.5	55.6	67.2	254.6	5.25	5.55	4.39	5.25	5.11

Total net-interest income	59.4	54.5	53.6	60.2	227.7	4.92	4.42	4.23	4.70	4.57

Securities gains (losses)	—	4.5	(0.2)	(0.1)	4.2	—	0.36	(0.02)	(0.01)	0.08
Net realized and unrealized gains (losses) on derivatives (2) (3)	(0.2)	(0.5)	16.7	10.2	26.2	(0.02)	(0.04)	1.32	0.80	0.53
Other non-interest income	1.0	1.4	0.9	2.3	5.6	0.08	0.11	0.07	0.18	0.11

Total non-interest income	0.8	5.4	17.4	12.4	36.0	0.06	0.43	1.37	0.97	0.72

Total revenue	60.2	59.9	71.0	72.6	263.7	4.98	4.85	5.60	5.67	5.29
Total non-interest expense	7.4	7.9	7.5	8.5	31.3	0.61	0.64	0.59	0.66	0.63
Total assessments	14.0	13.8	16.9	17.0	61.7	Assessments have been pro-rated to the other components.

Total net income/ROE	$38.8	$38.2	$46.6	$47.1	$170.7	4.37%	4.21%	5.01%	5.01%	4.66%

Average capital	$3,602.3	$3,642.5	$3,692.4	$3,729.8	$3,667.2

(1)	Per SFAS 91, net (amortization)/accretion of premiums/discounts on mortgage assets and Consolidated Obligations and deferred transaction costs (concession fees) for Consolidated Obligations.

(2)	Amortization of SFAS133 basis adjustments on modified hedge relationships decreased Advance interest income and increased the “Net realized and unrealized gain (loss) on derivatives” by these amounts.

(3)	Per SFAS 133.

Segment Information
We have two business segments: Traditional Member Finance and the Mortgage Purchase Program. The Traditional Member Finance segment includes products such as Advances, all investments, liabilities assumed to support those assets, and an assumed allocation of capital based on the total balance sheet’s capital-to-assets ratio. We have assigned our investments to this segment primarily because they have historically been used to support the level and volatility of earnings from Advances. The Mortgage Purchase Program segment includes the assets under this program, liabilities allocated to support those assets, and an assumed allocation of capital based on the entire balance sheet’s capital-to-assets ratio. Expenses are allocated to each segment based on standard cost accounting techniques. Affordable Housing Program and REFCORP assessments are allocated based on the income before assessments of each segment. All interest rate swaps, including their SFAS 133 market value adjustments, are allocated to the Traditional Member Finance segment because we have not executed interest rate swaps in our management of the Mortgage Purchase Program’s market risk.
These two segments reflect the way that we manage the development, the resource allocation, the pricing, the credit risk management, and the operational administration of our two primary mission activities: Advances and the Mortgage Purchase Program. These segments identify the primary ways we provide services to member stockholders. However, as discussed in detail in the “Management of Market Risk Exposure” section of “Quantitative and Qualitative Disclosures About Risk Management” (page 109), our financial performance (which includes funding, market risk exposure, earnings volatility and dividend return), is dynamically managed holistically at the level of, and within the context of, the entire balance sheet rather than at the level of individual business segments or product lines.
Under this holistic approach, the market risk/return profile of each business segment does not correspond, in general, to the performance that each segment would generate if it were completely managed separately. It also is not possible, given this approach, to accurately determine what the performance would be if the two business segments were managed on stand-alone bases. Further, because management of financial performance is a dynamic process, the performance of a segment over a single identified period may not reflect the long-term expected trends for the segment.
The table in Note 15 of the Financial Statements presents the FHLBank’s financial performance by business segment for the last three fiscal years. The table below summarizes the table in Note 15 for 2004 and 2003 (dollars in thousands).

	Traditional	Mortgage
	Member	Purchase
	Finance	Program	Total
2004
Net interest income	$216,330	$85,428	$301,758

Net income	$169,429	$57,618	$227,047

Average assets	$72,174,510	$8,320,169	$80,494,679

Assumed average capital allocation	$3,407,884	$396,872	$3,804,756

Return on Average Assets	0.24%	0.69%	0.28%

Return on Average Equity	4.97%	14.52%	5.97%

2003
Net interest income	$152,296	$75,372	$227,668

Net income	$119,660	$51,088	$170,748

Average assets	$70,366,479	$6,695,531	$77,062,010

Assumed average capital allocation	$3,348,479	$318,707	$3,667,186

Return on Average Assets	0.17%	0.76%	0.22%

Return on Average Equity	3.57%	16.03%	4.66%

For the Traditional Member Finance segment, much of the increase in the Return on Average Assets (ROA) and the ROE in 2004 compared to 2003 was due to the $39.4 million increase in Advance prepayment fees. Other factors (which are discussed in the “Factors that Affected 2004’s Net Interest Income” section, page 93) that contributed to the higher ROA for this segment included the following:
▪	rebalancing of the market risk/return profile (much of which involved mortgage-backed securities contained in this segment);

▪	lower rollover rates on Consolidated Bonds;

▪	improved funding spreads on interest rate swaps related to Consolidated Bonds; and

▪	the short-term asset gap.
Partially offsetting these favorable factors were the shift in Advances towards those that tend to have lower spreads resulting from members’ restructuring of their liabilities; the narrower spreads on new mortgage-backed securities that began in the second half of 2003 and continued throughout 2004; and the smaller gain from short funding as short-term interest rates were higher on average in 2004 than 2003.
For the Mortgage Purchase Program segment, the decrease in the ROA and the ROE in 2004 involved several factors:
▪	$5.6 million more SFAS 91-related amortization of purchased premiums related to the program’s assets;

▪	the significantly narrower spreads on new mortgage assets in the program, which began in the second half of 2003 and deteriorated further throughout 2004; and

▪	the smaller gain from short funding from the increases in 2004 in short-term interest rates.
Partially offsetting these unfavorable factors were the rebalancing of the market risk/return profile; the greater proportion of hedging of commitment periods of Mandatory Delivery Contracts; and the lower rollover rates on Consolidated Bonds.
Outlook for Results of Operations
We expect our financial performance to continue to generate competitive returns for member stockholders across a wide range of business, financial, and economic environments. We believe credit risk, liquidity risk, and operational risk will not materially affect earnings.
Two primary long-term risk factors could affect the ability to continue achieving this objective of our mission. The first risk is a prolonged reduction in demand for Advances and/or the Mortgage Purchase Program, especially if accompanied by reductions in asset spreads. Competition for Advances and purchased mortgage loans is substantial. The degree of competition is one reason why our net interest rate spreads are relatively low. Another reason is our cooperative structure that creates an incentive to provide value to stockholders through low rates on Advances and high prices on Mortgage Purchase Program loans instead of only through high dividend returns on their stock investment.
The effect on earnings of significantly lower Advance demand would be material, but not catastrophic given the relatively low net spreads to funding earned on Advances. For example, a permanent $5 billion decrease in Advances that had earned a net spread of 10 basis points would decrease ROE by 0.10 percent, assuming no reduction in capital levels and no offsetting increase to money market investments. Because of its higher net spread, the earnings effect of lower balances in the Mortgage Purchase Program would be larger. For example, a $5 billion decrease in the principal balance of assets in the Mortgage Purchase Program that had earned a 50 basis points average net spread would decrease ROE by 0.48 percent.
Slow growth or reductions in the balances of Mission Asset Activity that cause ROE to deteriorate over time could have a major secondary consequence: a potentially uncompetitive dividend could result in a decision by one or more large members to withdraw as members in our FHLBank. This would put further pressure on Mission Asset Activity levels and ROE.
Under our Capital Plan, we could potentially mitigate the earnings effects of inadequate growth in Mission Asset Activity by paying cash dividends; however, members would then lose the benefits described in the “Summary of Earnings and Profitability” section above (page 89). We could also repurchase members’ excess stock, but this could trigger taxes due that members may have been able to defer on prior stock dividends.
The second long-term earnings risk factor is a change in interest rates for two scenarios. Our level of earnings tends to correlate positively, but not perfectly, with the level of interest rates. The spread between ROE and the level of interest rates on short-term money market instruments tends to compress as interest rates rise and widen as interest rates fall.
One unfavorable interest rate scenario is a sharp and lasting increase in short-term interest rates combined with a relatively flat or inverted yield curve. This scenario could decrease the ROE spread to short-term market interest rates because the benefit from our modest amount of short-term funding would dissipate and slower mortgage prepayment speeds would reduce the amount of available reinvestment of mortgage assets into the higher interest rate environment.
A second unfavorable scenario is a sharp reduction in long-term interest rates. This scenario could decrease the ROE spread because faster mortgage prepayment speeds would require us to reinvest mortgage assets at lower interest rates, and we would have to accelerate our recognition of SFAS 91 related to mortgage net premiums and concessions on callable Consolidated Bonds.
Although it is possible for a nominally noncompetitive ROE to result from only extremely unfavorable interest rate changes, materially noncompetitive returns that persist for a long time would require the interest rate changes to coincide with some combination of lower balances on Advances and/or mortgage assets and narrower asset spreads to funding. We believe that, in some unlikely situations, the ROE could be below the level of short-term market interest rates for an extended period.
We do not anticipate any major changes in our balance sheet structure, except for expansion of the Mortgage Purchase Program, which would dramatically increase earnings sensitivity to changes in the market environment. Loans in the Mortgage Purchase Program have embedded prepayment options and basis risk exposure, both of which increase our market risk and earnings volatility. In addition, we expect that purchasing mortgage assets at premiums or discounts will increase earnings volatility.
A major factor that may influence our vision for the Mortgage Purchase Program is that aggressive expansion, besides increasing earnings volatility, could require higher purchase prices and, therefore, lower earnings from the program. Aggressive FHLBank System-wide expansion of mortgage acquisition programs also could lower the credit ratings from Moody’s and Standard & Poor’s on the System’s Consolidated Obligations, and therefore raise the cost of the System’s debt securities, resulting in lower overall profitability and/or higher Advance rates.
We strive to maintain our relatively low operating expense ratios, in the context of maintaining adequate systems, support and staffing. We expect operating expenses as a percentage of capital to increase in the next several years as the Capital Plan reduces the amount of capital stock members are required to purchase. Operating expenses are also expected to increase from necessary enhancements to financial disclosures and controls, which include compliance with the Sarbanes-Oxley Act, SEC reporting requirements, and updating and improving our use of system and computer technologies. These steps, while significant, are expected to immaterially affect financial performance in the short-term. In the longer-term, they are expected to enhance productivity, reduce operational risk, and help enhance investors’ perceived quality of the FHLBank System’s debt securities.
SUMMARY OF 2003 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
In 2003, despite only a modest expansion of general economic activity until the third quarter of 2003, the combined book and notional value of Credit Services grew by $3.0 billion (7.0 percent) to end the year at $45.0 billion. These amounts were composed of $43.1 billion of Advances and $1.9 billion of off-balance sheet Letters of Credit. The annual average book and notional balances of Credit Services increased even more in 2003, with a growth of $7.5 billion (19.5 percent) over the 2002 average. Advance balances grew strongly in the second half of 2002 and the first half of 2003, primarily because of members’ needs for short-term liquidity to fund, in part, their mortgage warehouse pipelines. Advances decreased in the second half of 2003, primarily due to members’ prepayment of $1.7 billion of Advances and to a decrease in the demand (corresponding, in part, to a slower pace of mortgage refinancing) for short-term Advances.
Book balances and commitments in the Mortgage Purchase Program grew significantly in its third full year of operation. At the end of 2003, there was $8.1 billion of book balance outstanding and $0.3 billion of Mandatory Delivery Contracts outstanding. This $8.4 billion total outstanding activity in the Mortgage Purchase Program represented an increase of 40.0 percent from the $6.0 billion of outstanding activity at the end of 2002. The expansion of the Mortgage Purchase Program occurred despite a large amount of principal paydowns ($3.3 billion) caused by significant increases in prepayment speeds in response to reductions in market rates on fixed-rate mortgage loans. The number of PFIs, which are members we have approved to sell us mortgage loans, increased by 58 percent, from 53 at the end of 2002 to 84 at the end of 2003.
We also continued our Housing and Community Investment mission. In 2003, we committed $26.2 million to the Affordable Housing Program, which will enable the creation of 2,883 units of affordable housing for the very low-, low-, and moderate-income sector.
Our primary indicator of profitability, ROE, averaged 4.66 percent in 2003, which was 3.45 percentage points above the average 3-month LIBOR. We paid members a 4.00 percent annualized stock dividend in each quarter of 2003. This dividend rate paid was 2.79 percentage points above the average 3-month LIBOR. We believe that, given our cooperative structure, our conservative risk profile and the nature of our Capital Plan, this dividend rate represented a competitive return to our member stockholders.
Earnings were sufficient to pay this dividend and, in addition, to augment retained earnings by $27.4 million, a 42.4 percent increase. These additional retained earnings increased the ability to stabilize future dividend payments and provided enhanced protection of our stockholders’ capital stock investment from the risk of impairment.
At the end of 2002 we implemented our Capital Plan, which we believe increases the value of membership. The Capital Plan replaced the legislative capital structure that had been in place since the founding of the FHLBank System. We believe the Capital Plan will enhance our safety and soundness, strengthen our cooperative structure, enable members to better plan their capital stock investment, Advances and Mortgage Purchase Program activity, and increase dividend rates payable over time.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK MANAGEMENT
Introduction
The FHLBank faces various risks, including business risk, market risk (also referred to as interest rate risk), credit risk, liquidity risk, and operational risk. A primary component of our mission is to effectively manage these risks while expanding Mission Asset Activity and paying competitive dividends. Our goal is not to eliminate these risks, but to manage them by setting appropriate limits.
Finance Board Regulations charge our Board of Directors with the responsibility for monitoring, overseeing, and controlling all corporate risks and establishing corporate objectives regarding risk tolerances and financial performance expectations. By regulation, the Board of Directors must adopt, have in place at all times, and review annually a Risk Management Policy that establishes policies and procedures addressing exposure to the risks listed above. Regulations also require that the Board of Directors have in place at all times a Strategic Business Plan, more fully described below, that directs how our business activities will achieve our mission and manage our risks.
Management believes that we continue to have a limited risk exposure. We have maintained triple-A counterparty ratings with a stable outlook from Moody’s and Standard & Poor’s ratings agencies, due to:

▪	strict policies requiring over-collateralization of our Credit Services;

▪	credit enhancements on the Mortgage Purchase Program that protect against losses down to approximately 50 percent of each loan’s value and that raise the credit rating on the loans to AA/Aa;

▪	adherence to a Financial Management Policy that establishes conservative limits on market risk exposures, investment activities, unsecured counterparty exposures and the amount of capital leverage;

▪	holding only long-term investments with AAA/Aaa credit ratings;

▪	holding only high-quality short-term investments to highly-rated counterparties;

▪	requiring sufficient collateral on interest rate swaps;

▪	limiting our use of derivatives only to hedge market risk and credit risk and not for speculative purposes; and

▪	the continued absence of any loss from credit or operations risk.
We believe the ability to continue achieving our mission objectives is most affected by market risk and business risk. We believe our credit risk exposure is minimal, as we discuss in the “Credit Risk” section below (page 120). When compared with other financial institutions, we believe our market risk and operational risk exposures are low, due to the relatively uncomplicated nature of our business, our conservative policy limits on market risk exposure, and our capability for effective dynamic management of market risks including the ability to issue long-term debt. We believe our business risk exposure is also low but more difficult to manage than market risk and operational risk, due to the inherent uncertainty of predicting the evolution of external factors that affect our business. However, our Capital Plan, which permits and/or requires us to hold capital requested for redemption for up to five years and to raise additional capital if needed for safety and soundness, along with our Retained Earnings Policy, provide us tools to respond to business risk events that could potentially threaten the level or volatility of our profitability or our safety and soundness.
The FHLBank has an active process of managing its risk exposures through regular, formal internal meetings, monthly reporting to the Board of Directors, and continuous monitoring, assessment, discussion, and decision-making among key personnel across the FHLBank.
Business Risk
Business risk is the potential adverse impact on achievement of our mission objectives, including the level and stability of profitability of earnings and balances of Mission Asset Activity, resulting from external factors and/or events that may occur over which we have limited control or influence. Many of the day-to-day activities of management focus on assessing, evaluating, and responding to business risk factors. Business risks have been addressed throughout this document. Our most significant business risks are described in Item 2.’s “Risk Factors” section (page 68) as well as in the various “Outlook” sections.
Our Board of Directors and management mitigate potential business risk through an extensive strategic planning process and ongoing monitoring of external activities and events. The strategic planning process is a joint effort among all business units. The process starts with the establishment of corporate goals and objectives over a 3- to 5-year time horizon that is consistent with our mission. Departmental business plans and strategies are developed and implemented to facilitate the achievement of each goal and objective.
Pro-forma financial statements assuming various market and business scenarios, and incorporating our annual operating and capital expense budgets, are prepared and updated by senior management. They are also reviewed and approved by the Board of Directors.
Market Risk
Measurement of Market Risk Exposure
We define market risk exposure as the risk to the economic value of our stockholders’ capital and the level of future earnings from changes in and the volatility of interest rates, options (including mortgage prepayment speeds), and other market variables. The economic value of capital is also referred to as the market value of equity. Market risk, which is also referred to as interest rate risk, is the exposure of long-term earnings and near-term/intermediate-term earnings to uncertain and unexpected changes in market variables. There is normally a tradeoff between long-term and near-term/intermediate-term market risk exposure. We denote this tradeoff by referring to the “market risk/return profile.”
Our primary sources of market risk include:
▪	differences in the timing of the expected repricings and expected maturities of cash flows of assets and liabilities and hedging instruments (referred to as net cash flows);

▪	changes in the relationship between market benchmark rates, which are the foundation for the rates on our assets and liabilities (referred to as basis risk); and

▪	changes in the values of the options associated with certain Advances, mortgage assets, Consolidated Obligations, and derivatives.
Most of the volatility in market risk exposure occurs for two reasons:
▪	Interest rates (especially long-term interest rates) change, which result in changes in market risk exposure given differences in the timing of expected net cash flows.

▪	Changes occur in the actual and projected prepayment speeds on our mortgage assets. We are unable to completely hedge the volatility of mortgage prepayments in a cost effective manner using callable debt or derivatives. Changes in mortgage prepayment speeds, net of offsetting changes in the cash flows of liabilities, affect the timing difference of actual and expected net cash flows. Prepayment speeds change primarily due to changes in actual and expected future mortgage interest rates as well as secondarily due to changes in other factors such as the type of mortgage assets we hold, their final maturities, the age of the mortgage loans, and the historical pattern of the evolution of interest rates.
Our primary measures of long-term market risk exposure are the market value of equity, the duration of equity, key rate durations, the market-to-book value ratio of regulatory capital and the market value sensitivity of the mortgage assets portfolio. We measure and analyze long-term market risk under a variety of interest rate scenarios and perform sensitivity and stress analysis of the major variables that affect long-term market risk. These variables include the level and volatility of interest rates, changes in the shape of market yield curves, mortgage prepayment speeds, the level, composition and profitability of Mission Asset Activity, spreads on assets to funding costs, and management’s strategies on the tradeoff between the amount of near-term/intermediate-term market risk exposure and the amount of long-term market risk exposure.
Market value of equity sensitivity and duration of equity are complementary measures of market risk exposure. The former measure indicates the expected percentage change in the market value of equity from the current balance sheet given a hypothetical change in interest rates. Market value of equity sensitivity considers market risk exposure in the context of potential changes in interest rates, not the market risk after interest rates have changed. Duration of equity indicates the expected market value sensitivity at a particular assumed level of interest rates after interest rates have hypothetically changed. The duration of equity limits in the interest rate shocks provide a focus for us to consider management of the market risk/return profile in the context of how market risk may change as interest rates move from current levels, as well as what the market risk exposure would be after the hypothetical movement in interest rates from current levels.
The assumptions in long-term market risk measures — typically instantaneous and permanent interest rate movements — while very important in restricting overall market risk exposure, are less helpful in guiding shorter-term earnings expectations. Management believes that the current set of long-term market risk measures are, by themselves, incomplete indicators of market risk because:
▪	they do not indicate the timing of risk exposure and earning patterns;

▪	they do not incorporate active management responses in response to actual changes in the market environment; and

▪	they do not consider effects of changes in the level, composition and management of future business activity, the passage of time, or duration drift.
To address these limitations, we use additional measures of market risk exposure including earnings simulations/sensitivity analysis, long-term gap amounts (see below in this section for explanation), cash flow repricing gaps, and basis risk exposure. These additional measures also provide indications of near-term/intermediate-term earnings sensitivity.
Given our cooperative ownership structure and low risk profile, our spreads between asset yields and debt costs tend to be narrow. Given this, in order to help pay a competitive dividend return on members’ capital investment, we normally engage in a limited amount of funding of long-term assets with shorter-term debt (referred to as short funding) to benefit from the fact that, on average over time, the yield curve has been historically upward sloping. Given a non-flat yield curve, funding long-term assets with shorter-term liabilities raises book spreads while using longer-term liabilities lowers book spreads.
There are two primary and complementary indications of our market risk/return profile as it is affected by the practice of carrying a limited amount of short funding. One is the duration of equity, which is normally greater than zero in the base-case interest rate environment. A greater amount of short funding is associated with a higher duration of equity. Another indication is the “long-term gap,” which is the difference between the principal amount of long-term fixed-rate unswapped assets and the principal amount of long-term fixed-rate unswapped Consolidated Bonds. The long-term gap is a measure of the amount of short funding in the balance sheet. (Long-term is defined as assets or liabilities with original final maturities of over one year. Although the one-year break point is somewhat arbitrary, it is a good break point to provide a reasonable approximation of the amount of short funding present in our balance sheet.) The long-term gap has normally been in the range of 20 percent to 30 percent of capital, although it has been outside this range, most notably in 2003 when it was below this range in many months. These two measures may not move in the same direction over time, although there is a tendency for them to do so.
The duration of equity and the long-term gap fluctuate due to:
▪	changes in market variables such as interest rates, mortgage prepayment speeds, and interest rate volatility;

▪	differences in maturities, pay downs, and exercise of call and put options of assets and liabilities;

▪	changes in the composition of long-term assets (e.g., between long-term Advances and mortgage assets) and long-term Consolidated Bonds (e.g., the percentage of noncallable versus callable Consolidated Bonds); and

▪	management actions to control the market risk profile in response to the above three variables and to expectations of potential future market and business environments.
Because these measures are not static, their level and trend must be dynamically managed and controlled. We do not target a particular level of the measures, but as they change we may “rebalance” them within a range. Rebalancing may be achieved in the following ways: by funding new long-term assets with shorter-term or longer-term debt; by replacing maturing or called Consolidated Bonds with shorter-term debt; or by issuing Consolidated Bonds and investing the proceeds in shorter-term assets.
In the third quarter of 2004, the Finance Board released an advisory bulletin that addresses the measurement of and policy limits on long-term and near-term/intermediate-term market risk. The bulletin directs each FHLBank to consider the benefits and limitations of its current market risk measurements and policy limits and to consider whether it should adopt alternative or additional measures and/or limits. We are currently analyzing our management of market risk in accordance with this bulletin and expect to make recommendations, as appropriate, to our Board of Directors in 2005.
Management of Market Risk Exposure
We manage and attempt to control both the near-term/intermediate-term component and the long-term component of the market risk/return profile. Because it can be difficult to control both components simultaneously, we have historically assigned an approximate equal balance between these two components of the market risk/return profile. As described in the previous section “Measurement of Market Risk Exposure,” we normally engage in a limited amount of funding of long-term assets with shorter-term debt. For the same reason, we also tend to invest our equity in a ladder of assets to profit from the historically upward sloping yield curve. These practices normally expose the spread between our ROE and the level of short-term interest rates to reductions from sharp increases in short-term interest rates, especially if accompanied by a flatter market yield curve. The management over time of this tradeoff between the level and the volatility of financial performance is a key to controlling our market risk/return profile.
We dynamically manage and control our market risk/return profile holistically at the level of, and within the context of, the entire balance sheet. This means that:
▪	We hedge specific asset purchases and specific subportfolios in the context of the market risk/return profile of the entire balance sheet and the entire mortgage asset portfolio.

▪	We measure the market risk/return profile primarily at the level of the entire balance sheet and the entire mortgage asset portfolio, not primarily at the level of specific asset segments or specific subportfolios of mortgage assets.

▪	After Consolidated Bonds are issued and allocated to the Credit Services portfolio or the Mortgage Purchase Program or mortgage-backed securities subportfolios, they are not reallocated.

▪	Our overall market risk/return profile is continually “rebalanced” through time in response to actual and expected changes in interest rates, prepayment speeds, interest rate volatility, cash flow mismatches between amortizing mortgage assets and nonamortizing debt liabilities, the actual market risk profile, earnings considerations, and other factors.
The FHLBank has an opportunity to dynamically manage and control the market risk/return profile under five events:
▪	as assets pay down or mature;

▪	as liabilities mature or are called;

▪	as the balance sheet’s market risk/return profile changes due to movements in interest rates, projected mortgage prepayment speeds, and interest rate volatility;

▪	as new assets are purchased; and

▪	as opportunities to issue debt on favorable terms arise.
Under this holistic approach, the market risk/return profile of the two business segments we have identified does not correspond, in general, to the performance that each segment would generate if it were managed separately. It also is not possible, given this approach, to accurately determine what the individual market risk/return profile of each segment would be if each were managed on stand-alone bases.
We use various tools to manage and control the market risk/return profile. These tools include Consolidated Obligations, derivatives, and investments. We base financing and hedging decisions for individual assets both on their stand-alone characteristics of market risk and return as well as on the current, expected, and desired profile of market risk exposure of the total balance sheet. A holistic approach to financing/hedging decisions is important given the necessity of dynamically managing the tradeoff between long-term market risk exposure and near-term/intermediate-term market risk exposure as well as the high volume of small-size transactions of Mission Asset Activity.
We currently hedge the market risk exposure of mortgage assets by participating in the issuance of various maturities and types of long-term Consolidated Bonds. Some of these have call options enabling us to partially offset the mortgage prepayment options. We attempt to hold a portfolio of Consolidated Bonds that have expected cash flows similar to the aggregate cash flows expected from mortgage assets under a wide range of interest rate and prepayment environments. However, because our current outstanding unswapped Consolidated Bonds do not amortize and because it is expensive to completely hedge the contraction and extension risks of mortgage assets, a residual amount of market risk typically remains after hedging activities. (Amortizing unswapped Consolidated Bonds are able to be issued, but to date the market for these is relatively illiquid.)

We have not executed derivative transactions to hedge the market risk of outstanding mortgage assets. Our management of financial performance has two components regarding earnings volatility that we attempt to simultaneously achieve:
▪	minimize, to the extent consistent with paying a competitive dividend, the earnings volatility resulting from economic considerations, for example, resulting from the inability to perfectly hedge, on a cost effective basis, all risk from varying prepayment speeds of mortgage assets; and

▪	minimize, to the extent possible, earnings volatility from the application of GAAP (which is primarily an issue of the timing of recognition of economic earnings).
The primary philosophy regarding our use of derivatives is to execute those that are expected to be, within a regime of cost effectiveness, highly effective as economic hedges of market risk and, therefore, that would be expected to receive fair value hedge accounting treatment under SFAS 133. Some derivatives could be highly effective economic hedges, but not receive fair value hedge accounting. In these cases, we may execute such derivatives if, in our judgment, their expected economic benefits, including assessment of their cost effectiveness, outweigh their potential accounting earnings volatility resulting from application of SFAS 133. An example of such a use of derivatives is our use of short sales of to-be-announced mortgage-backed securities to hedge the market risk of Mandatory Delivery Contracts under the Mortgage Purchase Program. These derivatives do not receive fair value hedge accounting treatment. We use them because they are highly effective in their economic purposes.
Our consideration of the potential economic benefits of derivatives transactions include increased business and operational costs — additional staff and systems for analysis, transacting, reporting, and controls — that would result from using them to hedge a portion of the market risk of mortgage assets. We believe these business and operational costs are greater than the projected economic benefit over our current use of on-balance sheet debt instruments.
We believe that the cost effective use of derivatives to mitigate the market risk exposure of mortgage assets typically involves executing them with options that have exercise levels significantly out of the money. This makes them relatively ineffective in controlling market risk and earnings exposure to moderate changes in interest rates. Therefore, we believe that, as a general rule, their economic benefits are not great enough to outweigh the increased costs noted above and the potential implications for accounting earnings volatility.
Market Value of Equity Sensitivity
The market value of equity measures the long-term economic value of current capital. The market value of equity is measured as the current theoretical market value of assets minus the current theoretical market value of liabilities. The market value of equity does not measure the value of our company as a going concern because it does not consider future new business activity, future risk management strategies, or the net profitability of assets after funding costs are subtracted.
The market value of equity is affected by changes in interest rates, options prices, mortgage and debt spreads, interest rate volatility, and other market variables. It directly measures the long-term volatility of net income, given particular assumptions and limitations. Sensitivity analysis addresses market risk exposures embedded in the current balance sheet from these variables. Management of the market value of equity is a proxy for the management of the level and volatility of future earnings from changes in these variables, on a present-value basis. Because of the options inherent in our balance sheet, the market value of equity tends to decrease in both up and down parallel interest rate movements of all markets interest rates (U.S. Treasury, LIBOR, mortgage, and Consolidated Obligations).
To measure the market value of equity, we use several robust proprietary models from well-respected third party software companies. These valuation models analyze all of our financial instruments, including derivatives, and their associated options (including prepayment options), using sophisticated, widely used “option-adjusted” stochastic valuation techniques, as well as current market information on interest rates, interest rate volatility, option prices, and market spreads.
Valuation of mortgage assets uses projected prepayment speeds provided by market-tested third-party vendor, which is linked to the valuation model. We compare projected prepayment speeds from this prepayment model to actual experience and to other prepayment models and may update the parameters of the model based upon current experience. Both the market risk software and the prepayment software are model-based; that is, they result in market valuations that are estimates, not precise indications of the true economic value of an instrument. There are numerous approaches to valuation, each of which may give different reasonable results given assumptions and methodologies. We regularly assess the effects of different assumptions and methodologies on the market value results.
We measure the sensitivity of market value of equity at every month end, and more often if significant changes occur during the month in the balance sheet. Month-end measurements are reported to our Board of Directors and the Finance Board. Our Financial Management Policy limits the sensitivity of the market value of equity, compared to the current balance sheet’s market value of equity in a constant interest rate environment, to between positive and negative 20 percent in each of two hypothetical interest rate scenarios of up 200 basis points and down 200 basis points from the current interest rate environment. The interest rate movements are specified to be “shocks,” which are defined as instantaneous, permanent, and parallel changes in interest rates (meaning every point on the yield curve is changed the same amount). To assist in managing market risk exposure, we also measure the market value of equity sensitivity for other hypothetical parallel interest rate shocks (such as up and down 50, 100, 150, and 300 basis points), and, from time to time, for changes in other variables that affect the market value of equity, including non-parallel movements in interest rates, changes in interest rate volatility, and changes in market spreads.
In June 2003, as part of our normal semiannual review of our Financial Management Policy, the Board of Directors modified the limits on the sensitivity of the market value of equity from a range of negative 15 percent to positive 15 percent to the current range. The Board of Directors assessed that wider limits were acceptable in order to provide additional flexibility to effectively manage the tradeoff between long-term market risk exposure and near-term and intermediate-term market risk exposure, especially in light of the then-anticipated growth in the Mortgage Purchase Program. In 2004, the Board affirmed the current limits.
The following table presents the market value of equity sensitivity profile for selected interest rate shock environments for each of the last three year ends and quarter ends for 2004.

(Dollars in millions)	Down 200	Down 100	Down 50	Flat Rates	Up 50	Up 100	Up 200

2004 Year End
Market Value of Equity	$3,786.9	$4,040.8	$4,110.1	$4,122.6	$4,082.2	$4,002.7	$3,796.1
% Change from Flat Case	(8.1)%	(2.0)%	(0.3)%		(1.0)%	(2.9)%	(7.9)%

2004 Quarter 3
Market Value of Equity	$3,535.7	$3,817.1	$3,893.4	$3,908.8	$3,870.5	$3,794.1	$3,598.1
% Change from Flat Case	(9.5)%	(2.3)%	(0.4)%		(1.0)%	(2.9)%	(8.0)%

2004 Quarter 2
Market Value of Equity	$3,717.5	$3,840.3	$3,815.3	$3,737.5	$3,626.0	$3,501.6	$3,263.0
% Change from Flat Case	(0.5)%	2.8%	2.1%		(3.0)%	(6.3)%	(12.7)%

2004 Quarter 1
Market Value of Equity	$3,592.6	$3,804.5	$3,865.5	$3,872.7	$3,857.3	$3,759.8	$3,475.6
% Change from Flat Case	(7.2)%	(1.8)%	(0.2)%		(0.4)%	(2.9)%	(10.3)%

2003 Year End
Market Value of Equity	$3,698.6	$3,864.6	$3,877.3	$3,842.0	$3,785.0	$3,695.7	$3,445.1
% Change from Flat Case	(3.7)%	0.6%	0.9%		(1.5)%	(3.8)%	(10.3)%

2002 Year End
Market Value of Equity	$3,362.3	$3,524.3	$3,604.4	$3,624.8	$3,617.0	$3,552.1	$3,365.6
% Change from Flat Case	(7.2)%	(2.8)%	(0.6)%		(0.2)%	(2.0)%	(7.2)%
In 2004, the sensitivity of the market value of equity to higher long-term interest rates decreased on a trend basis, while the sensitivity to lower long-term interest rates increased, compared to the end of 2003. This result occurred due to management’s strategy to rebalance its asset/liability mix in response to historically fast mortgage prepayment speeds during 2003, as discussed in the “Results of 2004 Operations and Outlook” section (page 89), and the result of stable to declining long-term interest rates during the second half of 2004.

The market value of equity sensitivity had slightly more exposure to higher long-term interest rates at the end of 2003 than at the end of 2002 due to continued growth in mortgage assets in 2003 and a smaller proportion of mortgage loans being subject to economic refinancing incentives at the end of 2003 than at the end of 2002. On the other hand, market risk exposure to lower long-term interest rates decreased during 2003 because the proportion of mortgage loans subject to strong refinancing incentives, and thus subject to experiencing significantly faster prepayment speeds, in a lower interest rate environment was smaller at the end of 2003 than at the end of 2002.
Over the last three years, we complied with the limits then in place for our market value of equity sensitivity, except in May 2003. At that time, our management reported to the Board of Directors a negative 15.3 percent change in the market value of equity in the hypothetical interest rate scenario of down 200 basis points, which was 0.3 percent outside of the 15 percent limitation. Management took appropriate action to return our market value of equity back within the Policy limits then in place within the next month. We are required to notify the Finance Board when violations occur in our Financial Management Policy and when our Board changes this Policy.
Duration of Equity Sensitivity
Duration of equity is a second way to measure the sensitivity of the market value of equity to interest rates, interest rate volatility, options, and other market variables. Duration captures the expected change in an instrument’s value from a small upward change and equivalent downward change in interest rates. In mathematical terms, duration is the slope of the functional relationship between an instrument’s price and market yields. The duration measure we use is “effective duration,” which is defined as the average percentage change in market value for up and down 25 basis points interest rate shocks from the interest rate environment being considered. Duration is typically expressed in months or years.
Duration is positively related to an instrument’s stated maturity and, usually, is inversely related to the value of an instrument’s option. Duration represents the weighted average amount of time until the principal and interest of a financial instrument is able to be reinvested (where the weighting accounts for expressing the value of future principal and interest to today’s dollars). The time-to-reinvest concept, which is captured by duration, relates to the market value sensitivity of a financial instrument because the amount of market value sensitivity directly corresponds to how long one must wait to reinvest an instrument’s cash flows (principal and interest) into the current different interest rate environment. A higher duration indicates that market value is more exposed to declining in value from increases in interest rates than a lower duration. Similarly, a lower duration indicates that market value is more exposed to a declining value from decreases in interest rates than a higher duration.
Duration of equity is computed as (a) the product of the weighted average duration of all assets (net of derivatives used to hedge assets) and the total market value of all assets; minus (b) the product of the weighted average duration of all liabilities (net of derivatives used to hedge liabilities) and the total market value of all liabilities; divided by (c) the market value of equity. Duration of equity is affected by the difference between the duration of assets and the duration of liabilities. The amount of capital leverage also affects the duration of equity. Given the duration of assets and duration of liabilities, a more levered capital position implies a higher duration of equity.
To illustrate, a positive five-year duration of equity indicates that the market value of equity is expected to change inversely with interest rates: a 100 basis points increase in all interest rates would be expected to decrease the market value of equity by 5.0 percent; and a 100 basis points decrease in all interest rates would be expected to increase the market value of equity by 5.0 percent. A negative duration, by contrast, indicates that the market value of equity is expected to change in the same direction with interest rates.
Like the market value of equity sensitivity, we measure durations of equity at every month end, and possibly more often if significant changes occur in the balance sheet or market environment. Month-end measurements are reported to our Board of Directors as well as to the Finance Board.
Our Financial Management Policy also specifies limits on duration of equity. The duration of equity in the current interest rate environment must be between positive and negative eight years. In addition, the duration of equity in each of up and down 200 basis points interest rate shocks must be within positive and negative ten years. Duration of equity will change as interest rates move because expected cash flows of instruments with options will change. For this reason, we measure duration of equity in different hypothetical interest rate environments (such as up and down 50, 100, 150, and 300 basis points) and for changes in other variables that affect the market value of equity, including non-parallel movements in interest rates, interest rate volatility, mortgage spreads, option prices, and option-adjusted spreads. This information is used in our dynamic management of long-term market risk exposure.
In June 2003, as part of our normal semiannual review of our Financial Management Policy, the Board of Directors modified the limits on the duration of equity in the base-case current interest environment from a range of negative five years to positive five years to the current range; and, in up and down 200 basis points interest rate shocks, from a range of negative eight years to positive eight years, to the current range. The Board of Directors assessed that wider limits were acceptable in order to provide additional flexibility to effectively manage the tradeoff between long-term market risk exposure and short-term market risk exposure, especially in the context of the then-anticipated growth in the Mortgage Purchase Program. In 2004, the Board affirmed the current limits.
The following table presents the duration of equity for selected interest rate shock environments at each of the last three year ends and quarter ends for 2004.

(In years)	Down 200	Down 100	Down 50	Flat Rates	Up 50	Up 100	Up 200

2004 Year End	(7.16)	(4.49)	(1.82)	0.85	3.13	4.67	5.60
2004 Quarter 3	(8.58)	(5.07)	(2.23)	0.73	3.17	4.69	5.52
2004 Quarter 2	(6.23)	(0.30)	2.90	5.32	6.74	7.22	6.93
2004 Quarter 1	(7.79)	(5.26)	(2.21)	0.85	3.60	7.23	7.86
2003 Year End	(5.56)	(3.04)	(0.59)	2.39	4.72	6.27	7.20
2002 Year End	(6.71)	(4.66)	(2.59)	0.26	2.51	4.59	6.20
As measured by duration of equity, the long-term market risk exposure to moderately higher long-term interest rates increased during the first half of 2004 from the end of 2003, and then decreased thereafter on trend basis. Long-term market risk exposure to lower long-term interest rates increased from the end of 2003 to the end of 2004, represented by more negative durations of equity at the end of 2004 in lower interest rate shocks.
The increase in long-term market risk exposure to higher interest rates in the first half of 2004 resulted from management’s rebalancing of its asset/liability mix discussed in the “Results of 2004 Operations and Outlook” section (page 89) and a general increase in rates on fixed-rate mortgages (which slowed projected mortgage prepayment speeds). The reduction in long-term market risk exposure to rising interest rates over the second half of 2004 was the result of management’s strategy to achieve this change in exposure and the result of stable to declining long-term interest rates during this period.
In 2003, duration of equity in a constant interest rate environment (flat rates) decreased in the first quarter and increased during the last three quarters. The lower duration of equity occurred primarily because long-term interest rates decreased, which significantly increased actual and projected mortgage prepayment speeds. As estimates of base-case equity duration fell below zero, we engaged in actions designed to offset a portion of the large increase in mortgage prepayment speeds, as discussed in the “Results of 2004 Operations and Outlook” section (page 89). By the end of 2003, base-case duration of equity had risen to 2.39 years from these actions and from the increases in interest rates in the second half of the year that reduced projected prepayment speeds on existing mortgage assets.
Over the last three years, we complied with the limits then in place for the effective duration of equity, except in January, April and May 2003. For those months, we reported to the Board of Directors durations of equity for the up 200 basis points interest rate shock of 7.4 years, 7.5 years and 7.1 years, respectively. In May 2003, we reported a duration of equity of negative 7.7 years in the down 200 basis points interest rate shock. To return the duration of equity back within the Policy limits then in place, management reduced the amount of long-term mortgage assets funded with shorter-maturity Consolidated Obligations.
Market-to-Book Value Ratio of Regulatory Capital
We secondarily track trends in the ratio of the market value to book value of total regulatory capital in a flat rate scenario, although there currently is no policy limit for this ratio. The ratio of the market value to book value of regulatory capital shows the theoretical net market value of portfolio assets after subtracting the theoretical net market cost of liabilities. A ratio greater than 100 percent theoretically indicates that if the FHLBank were to liquidate its balance sheet, it would be able to do so at a gain of cash. We would become concerned primarily if this ratio were to fall substantially below 90 percent of regulatory book capital.
The following table presents the ratio of the market value to book value of total regulatory capital for a flat-rate scenario for each of the last three year ends.

2004 Year End	103.0%
2003 Year End	102.8
2002 Year End	100.3
This ratio increased during 2004 to end the year at 103.0 percent (a theoretical liquidation gain of $120.1 million based on the amount of regulatory book capital). The reasons for this improvement in the ratio were:
▪	the flatter yield curve during 2004, which caused market prices on outstanding mortgage assets to tend to decrease less than market prices on Consolidated Bonds;

▪	narrower market spreads on new mortgage assets versus new Consolidated Bonds in 2004 (due to the flatter yield curve and supply and demand conditions of mortgage assets compared to Consolidated Bonds), which improved the value of existing mortgage assets; and

▪	a reduction in 2004 in expected future interest rates, which lowered the market cost of the unfavorable prepayment option on mortgage assets.
Market Risk Exposure of the Mortgage Assets Portfolio
In 2003, we began to analyze the mortgage assets portfolio separately from the total balance sheet. However, as discussed previously in the “Results of 2004 Operations and Outlook” section, we manage our financial performance and market risk exposure primarily at a bankwide level. One way we manage the bankwide financial performance and market risk exposure is by analyzing the mortgage assets portfolio separately because this portfolio contributes most of the market risk exposure profile of the total balance sheet. In turn, we manage the market risk exposure of the mortgage assets portfolio by considering its effect on the market risk exposure of the total balance sheet.
The mortgage assets portfolio includes: both settled and traded-not-yet-settled mortgage-backed securities; unpaid principal balances and Mandatory Delivery Contracts under the Mortgage Purchase Program; Consolidated Obligations we have issued to finance and hedge the assets; and, to-be-announced mortgage-backed securities we have sold short to hedge the market risk of the commitment periods of Mandatory Delivery Contracts.
We have separate Financial Management Policy limits on the market risk exposure of the mortgage assets portfolio. The limits are that the portfolio’s net market value (defined as the market value of assets minus the market value of liabilities) as a percentage of the book value of portfolio assets must be between positive 5 percent and negative 5 percent in both up and down 200 basis points interest rate shocks. The following table presents the results of this measurement for selected interest rate shock environments at the end of 2004 and 2003. We were in compliance with these limits at each month end in 2003 and 2004.

	Down 200	Down 100	Down 50	Flat Rates	Up 50	Up 100	Up 200

2004 Year End	(1.8)%	(0.5)%	(0.1)%	—	(0.2)%	(0.5)%	(1.4)%
2003 Year End	(1.4)%	(0.2)%	0.0%	—	(0.2)%	(0.7)%	(1.7)%
Much of the market risk exposure of the mortgage assets portfolio exists from actual and potential changes in mortgage prepayment speeds. For the Mortgage Purchase Program, the average annual constant prepayment rate was 19 percent in 2004 and 39 percent in 2003. For mortgage-backed securities, the rates were 23 percent in 2004 and 54 percent in 2003. Prepayment speeds were faster in 2003 than in 2004 due to the larger reductions in mortgage interest rates in 2003 and the fact that, because many mortgage loans were refinanced at lower rates of interest in 2002 and 2003, in 2004 a smaller percentage of these assets were subject to economic refinancing incentives.

The following table presents the expected weighted average lives (in years) of the mortgage assets portfolio in selected interest rate shock environments at each quarter end for the last two years. Weighted average lives measure the average expected time at which half of the principal remaining will be paid down, where each time period (months) is weighted by the expected amount of principal paydown in each period. They are computed by considering regular principal amortization and expected monthly prepayment speeds, as determined by our third-party prepayment model, for each interest rate environment. Weighted average lives generally shorten as interest rates decline and actual and projected prepayment speeds accelerate, and lengthen as interest rates rise and prepayment speeds slow down. Changes in the average lives of mortgage assets generally vary directly with rates on long-term fixed-rate mortgages (as they affect prepayment speeds) and correlate directly with changes in the duration of equity and market value of equity sensitivity of the whole balance sheet, net of the effect of any changes in asset composition.

(In years)	Down 200	Down 100	Down 50	Flat Rates	Up 50	Up 100	Up 200

2004 Year End	1.26	1.79	2.55	3.63	4.76	5.62	6.19
2004 Quarter 3	1.27	1.82	3.12	3.64	4.78	5.68	6.30
2004 Quarter 2	1.44	2.47	3.49	4.64	5.60	6.10	6.49
2004 Quarter 1	1.24	1.58	2.08	3.00	4.05	5.09	6.26
2003 Year End	1.36	1.89	2.63	3.24	4.79	5.73	6.57
2003 Quarter 3	1.32	1.68	2.21	3.14	4.24	5.30	6.48
2003 Quarter 2	1.16	1.30	1.52	2.01	2.90	3.99	4.34
2003 Quarter 1	1.10	1.15	1.33	2.01	3.18	4.51	6.00
Earnings Simulations and Cash Flow Gap Analysis
Our management of market risk exposure has three other objectives:
▪	to pay a competitive dividend over time across a wide range of business environments;

▪	to minimize the volatility of near-term and intermediate-term earnings, relative to yields on comparable investments; and

▪	to minimize market risk exposures at various maturity points on the yield curve.
For these, we rely on three additional management analyses that we regularly review to help manage our market risk exposure:
▪	earnings-at-risk simulations of projected net income for the whole balance sheet, including projected incremental transactions, over a multi-year horizon under various interest rate scenarios, balance sheet projections, asset spreads, risk management strategies, and sensitivities of prepayment speeds;

▪	projected cash flow and funding mismatches; and

▪	key rate duration analysis.
These analyses provide us with additional information not available in the duration of equity and market value of sensitivity analyses, namely the timing of the market risk and the points on the yield curve at which our market risk is exposed. While our Board of Directors has not established policy limits on the amount of near-term and intermediate-term earnings volatility, we attempt in the process of managing market risk exposure to structure our balance sheet and asset/liability management strategies so that earnings correlate with movements in short-term interest rates.
We perform multiple earnings simulations using sophisticated third-party software models that permit us to consider all the factors and assumptions that determine earnings. These include:
▪	characteristics (principal balances, maturities, options, coupon rates, repricing frequency, amortization schedules, accrual bases, expected prepayment speeds) of current and future assets and liabilities;

▪	spreads of new assets to financing (which we are able to change through time);

▪	the ability to link new assets with specific new funding (which we are able to change through time);

▪	the ability to model management of market risk exposure by short funding and/or long funding and by changing the size and composition of the investments portfolio; and

▪	the ability to specify monthly future interest rates for all points on numerous yield curves (LIBOR, U.S. Treasury, Consolidated Obligations, and mortgage).
As of the end of 2004, our earnings simulations indicate that over the next three years we should be able to expect to earn a competitive return on our members’ capital investment (a competitive return is defined as a current-period return on capital stock investment in excess of three-month LIBOR plus 1.50 percent), unless short-term interest rates dramatically increase by at least 3.00 percent immediately and permanently, especially if this kind of interest rate increase is accompanied by significantly lower asset spreads or a large reduction in Mission Asset Activity. See the “Outlook for Results of Operations” section (page 104) for more discussion of factors related to earnings projections that could affect the volatility of earnings.
We also monitor market risk exposure using gap analysis of principal cash flow differences between assets and liabilities, particularly on mortgage assets compared to maturities and calls of Consolidated Bonds and on short-term and adjustable-rate assets compared to short-term and adjustable-rate funding. This repricing gap analysis is performed in multiple interest rate environments. It is used to assist in management of the volatility of short-term earnings by indicating the mismatches in the repricing of principal cash flows over various short-term time periods. It is also used to assist in decisions regarding the maturities of long-term unswapped Consolidated Obligations that should be issued to close long-term repricing mismatches.
Each possible interest rate environment has a different repricing gap schedule depending on mortgage prepayment speeds and the economic exercise of callable Consolidated Bonds. As of the end of 2004, we project that we will have more mortgage assets pay down over the next three years than supporting long-term Consolidated Bonds, unless long-term interest rates dramatically increase by at least 1.50 percent immediately and permanently.
Key rate duration analysis indicates the parts of the yield curve to which we have market risk exposure. As expected, given that most of our market risk exposure is to fixed-rate mortgage assets, the key-rate duration analysis indicates that most of our market risk exposure occurs from the 7- and 10-year maturity points on the LIBOR yield curve.
Basis Risk Exposure
Basis risk is defined as exposure to potential loss in market value of equity or earnings from asymmetric movements in the benchmark interest rates underlying the values of assets and liabilities or from asymmetric movements in the spreads to the benchmark interest rates of the assets and liabilities. We monitor basis risk daily. One source of basis risk is in a mismatch between the amounts of assets and liabilities indexed to LIBOR interest rates. We tend to fund excess assets indexed to LIBOR with comparable maturity Consolidated Discount Notes. The funding of a portion of LIBOR-indexed assets with Discount Notes can reduce earnings if the spread between LIBOR and comparable maturity Discount Note rates decreases significantly. At the end of 2004, we had a relative match between the amounts of assets and liabilities that had rates explicitly tied to LIBOR, compared to a $10.1 billion positive gap at the end of 2003. In response to changes in current and expected spreads and market conditions, we can actively manage, to a degree, the mix of short-term liabilities between LIBOR-indexed funds and Discount Notes, based on investors’ appetite for these instruments.
Over the last seven years, the daily spread between LIBOR and Consolidated Discount Notes has averaged 16 basis points at both the 1- and 3-month maturity points. In 2004, these spreads averaged 12 basis points at the 1-month maturity point and 11 basis points at the 3-month maturity point. These spreads have decreased on a trend basis over time because of the lower level of interest rates, the FHLBank System’s expanded need for LIBOR-based funding, and substantial issuances of Discount Notes by the FHLBank System and other government-sponsored enterprises.
The basis risk between fixed-rate Advances and Consolidated Obligations is negligible because we can directly change Advance rates in response to rate changes in Consolidated Obligations. We can manage basis risk between mortgage-backed securities and Consolidated Bonds by deciding not to purchase these assets. On the other hand, our business decision to provide the Mortgage Purchase Program as a service to members means we must stand ready, under normal conditions, to purchase mortgage loans from PFIs at competitive market prices.

The prepayment optionality of mortgage assets means we must dynamically manage the mortgages’ market risk exposure. Risk management entails participating in issuance of new Consolidated Obligations from time to time to hedge already-existing mortgage assets. We have limited means to manage this source of basis risk because Consolidated Bonds are the primary financing vehicle for mortgage assets. However, we can manage the risk to a degree because we can access a wide range of debt structures and execute derivative transactions for hedging when the basis risk between mortgage rates and debt rates may be particularly problematic.
Use of Derivatives in Risk Management
In 2004, as in prior years, we used derivatives for the following hedging purposes:
▪	to synthetically transform long-term fixed-rate callable Consolidated Obligations, which are one type of debt security the investor community prefers, to an adjustable-rate LIBOR funding basis (usually 3-month LIBOR) in order to offer and fund competitively-priced LIBOR Advances and other short-term Advances;

▪	to hedge below-market fixed rates on, for example, Convertible Rate Advances that have a put option on interest-rates permitting, or requiring, us to convert them to adjustable-rate LIBOR Advances (usually after an initial lockout period);

▪	to hedge Regular Fixed-Rate Advances when it may not be advantageous to issue Consolidated Obligations;

▪	to hedge the interest rate and interest-rate options on certain Advances and investments that have caps and/or floors we have purchased; and

▪	to hedge the market risk exposure during the commitment period of Mandatory Delivery Contracts.
Generally, we use derivatives to hedge all Advances that have embedded interest rate options that we have purchased or sold. Exceptions to this practice are Mortgage-Related Advances. The terms and characteristics of the derivatives closely or exactly match those of the hedged Advances and Consolidated Obligations, including most importantly the dollar amount, final maturity, option characteristics, and coupon interest rate. As discussed in the “Management of Market Risk Exposure” section above, we have not executed derivative transactions to hedge the market risk of outstanding mortgage assets. For these reasons, our use of derivatives has historically resulted in a minimal amount of earnings volatility.
The following table shows the notional principal at the end of 2004, 2003, and 2002 of the derivatives that are used in either accounting or economic hedging relationships with other financial instruments and the corresponding hedging purposes identified above:

			December 31,
(Dollars in millions)		2004	2003	2002

Hedged Item	Hedging Instrument
Consolidated Obligations	Interest rate swap	$25,235	$16,639	$17,068
Convertible Advances	Interest rate swap	7,395	14,818	15,547
Advances and Investments with purchased caps and/or floors	Interest rate swap	14	1,022	1,029
Regular Fixed-Rate Advances	Interest rate swap	240	200	200
Mandatory Delivery	Commitments to sell to-be-announced
Contracts	mortgage-backed securities	53	303	404

Total based on hedged item (1)		$32,937	$32,982	$34,248

(1)	The FHLBank enters into Mandatory Delivery Contracts (commitments to purchase loans) in the normal course of business and economically hedges them with commitments to sell to-be-announced mortgage-backed securities. Therefore, the Mandatory Delivery Contracts (which are derivatives) are the objects of the hedge (the Hedged Item) and are not listed as a Hedging Instrument in this table.
Interest rate swaps are used for the first four hedge purposes in the table above and are considered fair value hedges. To-be-announced mortgage-backed securities (the fifth hedge purpose) are sold short to hedge Mandatory Delivery Contracts and are considered economic hedges. An economic hedge is defined as the use of a derivative that economically hedges a financial instrument that does not qualify for hedge accounting under SFAS 133.

The following table shows notional principal according to the accounting treatment for interest rate swaps and other derivatives at each of the last three year ends. This table differs from the one above in that it displays all derivatives, including the hedged item and the hedging instrument where both are considered derivatives (that is for the economically hedged Mandatory Delivery Contracts). The table above only lists the hedging instrument, which as discussed, includes the to-be-announced mortgage-backed securities that hedge the Mandatory Delivery Contracts.

(Dollars in millions)	2004	2003	2002

Shortcut (Fair Value) Treatment
Advances	$7,408	$12,481	$15,575
Mortgage Purchase Program	—	—	—
Investments	—	—	—
Consolidated Obligations	15,325	11,363	7,821

Total	22,733	23,844	23,396

Long-haul (Fair Value) Treatment
Advances	237	3,547	1,182
Mandatory Delivery Contracts	—	—	404
Investments	—	—	—
Consolidated Obligations	9,910	5,276	9,247

Total	10,147	8,823	10,833

Economic Hedges
Advances	—	—	—
Mandatory Delivery Contracts	75	330	—
To-be-announced mortgage-backed securities hedges	53	303	—
Investments	4	12	19
Consolidated Obligations	—	—	—

Total	132	645	19

Total Derivatives	$33,012	$33,312	$34,248

We received fair value hedge shortcut accounting treatment in accordance with SFAS 133 on $22.7 billion (68.9 percent) of derivative transactions outstanding at the end of 2004. Fair value hedge shortcut accounting treatment results in assumed offsetting market value fluctuations on the derivatives and hedged instruments that do not cause volatility in earnings and capital. The designation of shortcut accounting treatment requires matching of the critical economic terms (such as notional amount, maturity, option, and coupon rate) in the derivative and the hedged item.
At the end of 2004, we designated $10.1 billion (30.7 percent) of derivatives as fair value long-haul hedges. This means we are permitted to offset the monthly changes in the derivatives’ fair values with the monthly changes in the fair values of the hedged risk as long as the hedges pass SFAS 133 effectiveness tests. We perform effectiveness testing monthly based on a consistently applied statistical methodology, as discussed in the “Critical Accounting Policies and Estimates” section (page 130). Based on the close economic hedging relationship of these long-haul derivatives, the market value volatility from application of SFAS 133 was minimal (excluding the geography reclassification related to modified Advances), as discussed in the “Results of 2004 Operations and Outlook” section (page 89).
The remaining $132 million (0.4 percent) of derivatives were economic hedges and did not receive shortcut or long-haul fair value hedge accounting treatment. We hedge Mandatory Delivery Contracts by short selling for forward settlement to-be-announced mortgage-backed securities. The Mandatory Delivery Contracts and to-be-announced mortgage-backed securities are both considered derivatives under SFAS 133. SFAS 133 does not allow a derivative that hedges a derivative to qualify for hedge accounting. However, the market value changes of these derivatives also tend to closely offset each other, as designed.
In order to hedge the economic risk associated with different delivery periods for Mandatory Delivery Contracts and to better match the Consolidated Bonds issued with the actual mortgage loans purchased, we began using at the end of 2002, and substantially in 2003 and 2004, a common strategy in which we sell to-be-announced mortgage-backed securities for forward settlement. We chose these particular securities because they are expected to have similar market value characteristics as the Mandatory Delivery Contracts. Because they are derivatives, at each month end during the commitment period, we record to the income statement the net change in the estimated market values of the Mandatory Delivery Contracts and the to-be-announced mortgage-backed securities. Typically, we issue debt to fund and hedge the loans delivered when the Mandatory Delivery Contracts settle.
We record the final gain or loss by comparing the current market price (using a zero-day commitment period) for the loans purchased to their actual purchase price. The resulting market value gain or loss is combined with the purchased premium or discount to determine the net premium or net discount of the mortgage loans. We then amortize the net premium or accrete the net discount according to SFAS 91. The difference between the average coupon rate on the Consolidated Bonds we would have issued on the trade date of the Mandatory Delivery Contract and the average coupon rate on the Consolidated Bonds we actually issue normally provides a close offset to the recognition of the Mandatory Delivery Contract’s market value portion of the net premium amortization or discount accretion.
A primary benefit of this type of hedging transaction is that we can wait to issue Consolidated Bonds until we know the actual characteristics of the loans members will deliver to us. Another benefit of this type of hedging transaction is that it aligns the accounting recognition of the economics related to commitment-period timing differences between the Mandatory Delivery Contract and the Consolidated Bonds issuance over the expected lives of the mortgage loans.
As discussed in Notes 1 and 2 of the Notes to Financial Statements (pages 182 and 188), since July 1, 2003, GAAP has required that Mandatory Delivery Contracts be accounted for as derivative instruments related to firm commitments for forward settlement. At the end of 2002, before GAAP considered Mandatory Delivery Contracts to be derivatives, the $404 million of to-be-announced mortgage-backed securities received long-haul fair value hedge accounting treatment.
Credit Risk
Credit risk is the risk of loss due to default on assets lent to or purchased from members or investment counterparties, delayed receipt of interest and principal, or counterparties’ nonpayment of interest due on derivative transactions. For the reasons discussed below, we believe we are exposed to limited credit risk.
Credit Services
We have multiple practices in place to assess the credit risk quality of members. We manage credit risk exposure on Advances through various forms and degrees of collateralization, credit underwriting, valuation of assets pledged as collateral, physical collateral review, and collateral perfection.
Finance Board Regulations require us to obtain and maintain a security interest in eligible collateral before any Credit Services transactions may occur. At the time we consider a financial institution’s request for membership, we perform a credit review of the institution, which we update regularly. We assign each member an internal credit rating, which is based on a combination of internal credit analysis and consideration of credit ratings from independent credit rating organizations, to the extent they are available. Credit analysis involves standard analysis of the member’s financial condition, results of operations, liquidity, credit quality, risk management, our assessment of the member’s management capability, and includes physical collateral reviews of higher risk members.
Each borrowing member must execute a Blanket Collateral Agreement for Advances and a Security agreement that sets forth the necessary collateral conditions. We assign four levels of collateral status: Blanket, Specific, Physical and Recorded. Each member is assigned a status depending on our internal credit rating of the member, current information obtained on the member, and/or the member’s preference. Without regard to a member’s borrowing status or financial condition, a pledge of a member’s 1-4 family mortgage loan portfolio that meet numerous certain criteria specified in our Credit Policy is required (with the exception of de novo institutions and insurance companies). A significant borrower under Blanket or Specific collateral status is required to provide various levels of ongoing collateral eligibility reporting.
Blanket collateral status is the least restrictive collateral status and assigned to lower risk members (approximately 87 percent of membership). Under a Blanket status, the member borrower is not required to deliver us loan level detail on pledged loans. We monitor eligible collateral under Blanket status from regulatory financial reports, which are filed quarterly by most members.

A member under Specific collateral status must pledge, and provide us information on, specifically identified individual loans. These requirements are generally imposed on de novo institutions, insurance companies pledging loans, and when, in our judgment, the financial condition of the borrower warrants additional security.
Physical and Recorded status are the most restrictive and assigned to members experiencing significant financial difficulties. Members in Physical or Recorded status are required to deliver original notes and mortgages or deeds of trust into the possession of the FHLBank. The qualified instruments members may deliver to us under physical and recorded status are subject to more restrictive criteria than for Blanket and Specific status. We subject these loans to a conservative valuation process.
Eligible collateral under Blanket collateral status includes:
▪	whole first mortgages on residential property, or securities representing a whole interest in such mortgages;

▪	securities issued, insured, or guaranteed by the United States government or any of its agencies;

▪	cash or deposits in the FHLBank;

▪	other real estate-related collateral acceptable to us provided that the collateral has a readily ascertainable value and we can perfect a security interest in the property; and

▪	loans to small or agriculture businesses that may be pledged by Community Financial Institutions.
As additional security for members’ indebtedness, we have a statutory lien on their capital stock. With certain exceptions, the Act affords any security interest granted to us by a member, or by an affiliate of a member, priority over the claims and rights of any party, including any receiver, conservator, trustee, or similar party having rights of a lien creditor. The only exceptions are for claims and rights that would be entitled to priority under applicable law or that are held by actual bona fide purchasers for value or by parties already holding perfected security interests.
We perfect our security interest in pledged loan collateral by filing financing statements on each member borrower and in pledged securities collateral by taking physical possession. If the financial condition of a particular member warrants, we further perfect our security interest by taking physical possession of the pledged loan assets.
There is also an internal requirement that we may not extend additional Advances (except those under the Affordable Housing or the Community Investment and Economic Development Programs) to any member that, except in certain instances evaluated on a case-by-case basis, has total borrowings in excess of 50 percent of its total assets. During 2004 and 2003, we had no such members. Finally, Finance Board Regulations authorize us, at our discretion consistent with our Credit Policy, to call on members to pledge additional collateral during the life of an Advance.
The following table shows the distribution of our credit ratings at the end of 2004 by the number of members and borrowing non-members (i.e., former members who still hold Advances) and by the number of borrowing members and borrowing non-members. Credit services outstanding include the principal balance of Advances outstanding and the notional amount of Letters of Credit. The lower the credit rating, the higher is our assessment of the member’s credit quality. Of total potential and actual users of Credit Services, 92 percent had credit scores of 1 or 2, which qualify them for Blanket collateral status.

Borrowing Capacity by Assigned Credit Rating (Dollars in millions)
	All Secured Borrowers		Secured Borrowers with Borrowings
Member		Collateral Based		Credit	Collateral Based
Credit		Borrowing		Services	Borrowing	Percent
Rating	Number	Capacity	Number	Outstanding	Capacity	Used

1	272	$50,418	178	$13,283	$48,190	28%
2	430	48,853	362	28,331	47,604	60
3	40	964	30	555	916	61
4	11	120	8	78	116	67
5	13	151	11	87	149	58

Total	766	$100,506	589	$42,334	$96,975	44

Collateral Maintenance Requirements (haircuts) and valuation processes vary by the loan type or security pledged and by our internal risk ratings assigned to each member. Haircuts on securities collateral vary depending on issuer, rating, maturity, and size. Loan collateral values are obtained either via periodic member certifications provided directly to us or from regulatory reports. Values on specifically assigned residential mortgage loans are derived from an in-house discounted cash flow model. If a member requests borrowing capacity against other types of specifically assigned loans, third party valuation services are used.
Advances are over-collateralized, as follows. Under normal circumstances, Collateral Maintenance Requirements applied against pledged 1-4 family or multi-family loans range from 125 percent to 250 percent. These requirements are adjusted upward for higher risk portfolios, as reflected in poor loan performance or as identified during on-site review processes. Collateral Maintenance Requirements for commercial, farm, and home equity loans are determined by the member’s selection of one of two possible collateral options. Under a “low haircut” option, we perform a due diligence review of the underwriting and administration of the specific assets being pledged, with haircuts of 150 percent to 300 percent. Under a “high haircut” option, haircuts are extremely aggressive, ranging from 250 percent to 400 percent. Along with stringent program eligibility requirements, this approach effectively mitigates potential credit risk for commercial, farm, and home equity loans.
Credit risk exposure exists in cases of fraud by a failing institution. In these situations, we would rely on regulatory agencies to fulfill their legal obligations to make us whole. Credit losses could occur should a regulatory agency, for an unknown reason, prevent us from liquidating our collateral position.
Because of this strong collateralization of Advances, including over-collateralization, and our history of never having a credit loss on any Advance or experiencing delinquent payments, we have not established a loan loss reserve for Advances.
Mortgage Purchase Program
Although we use similar credit underwriting standards and processes for approving PFIs as for borrowing members, our primary management of credit risk in the Mortgage Purchase Program involves the mortgage loan assets (homeowners’ equity) and several layers of credit enhancements. Credit enhancements include, in order of priority, primary mortgage insurance, the Lender Risk Account (for conventional loans only), which is an amount we reserve out of the cash purchase price, and Supplemental Mortgage Insurance (for conventional loans only).
The Lender Risk Account is a performance-based purchase price holdback for the PFI on each conventional loan it sells to the FHLBank and serves as an incentive for members to sell us quality loans. We assign each PFI a separate Lender Risk Account percentage, which we may vary over time for the PFI on separate Master Commitment Contracts. The percentage amount of the Lender Risk Account is based on our determination, made at the time a Master Commitment Contract is established, of the losses we expect on the loans we anticipate to be delivered under that Contract. The percentages range from 30 basis points to 50 basis points of the loans’ principal balance. We use a credit assessment model licensed from an NRSRO and approved by the Finance Board to assign the Lender Risk Account percentage to each PFI and to manage the credit risk of committed and purchased conventional loans. This model evaluates the characteristics of the loans the PFIs commit to deliver and the loans actually delivered to us for the likelihood of timely payment of principal and interest. It assigns a credit score based on numerous standard borrower attributes such as the loan-to-value ratio, loan purpose (purchase of home, refinance, or cash-out refinance), quality and quantity of documentation, income and debt expense ratios, credit scores, etc.
At the time of loan funding, Lender Risk Account funds are deducted from the purchase price, aggregated by Master Commitment Contract, and recorded as an increase to “Other liabilities” in the Statement of Condition. These funds are available to cover losses in excess of the borrower’s equity and primary mortgage insurance, if any, on the loans we have purchased. Lender Risk Account funds are available to cover credit losses on any loan in the pool. Any portion of the Lender Risk Account not needed to help cover actual loan losses in excess of homeowners’ equity and any applicable primary mortgage insurance is returned to the PFI over a scheduled time period, normally beginning five years after the Master Commitment Contract is filled and ending after the eleventh year (the schedule is described and defined in each Master Commitment Contract). If conventional loan losses, on a loan-by-loan basis, exceed homeowners’ equity and applicable primary mortgage insurance, the proceeds from the PFI’s Lender Risk Account are drawn on to cover these residual losses until the Lender Risk Account is exhausted (through payments made to cover such losses or as scheduled in the Master Commitment Contract). If losses occur after scheduled payments from the Lender Risk Account are made to the PFI, such funds are no longer available to cover the losses. The following table presents changes in the Lender Risk Account for the years ended December 31, 2004 and 2003:

(In thousands)	2004	2003
Lender Risk Account at beginning of year	$30,265	$10,804
Additions	7,054	19,461
Claims	(55)	—
Scheduled distributions	(21)	—

Lender Risk Account at end of year	$37,243	$30,265

Losses in excess of the Lender Risk Account are absorbed through a second layer of credit enhancement provided by the PFI in the form of Supplemental Mortgage Insurance purchased from a third party provider, naming us as insured. PFIs absorb the cost of the Supplemental Mortgage Insurance through a reduction in the purchase price we pay to acquire mortgage loans.
Homeowners’ equity, private mortgage insurance, the Lender Risk Account and Supplemental Mortgage Insurance protect us down to approximately a 50 percent loan-to-value level. Further, we receive principal and interest on a schedule/scheduled basis, meaning that the PFI is required to remit these payments to us even if it (or the entity to which the PFI has sold the servicing rights) has not received them from the mortgagee. Finally, in the unlikely event that a PFI would default on its payment obligation, we hold the PFI’s collateral under the Blanket Agreement and the equity of the PFI’s capital stock. Since the inception of the Mortgage Purchase Program, we have experienced no credit losses on any purchased loan, nor has any member borne a loss on loans sold to us.
Finance Board Regulations require that the combination of mortgage loan collateral, credit enhancements, retained earnings, and general loan loss allowances be sufficient to raise the credit ratings on pools of conventional mortgage loans to at least an investment-grade rating of AA/Aa. The rating is determined from the credit assessment model licensed from Standard & Poor’s as described above. In practice, the loan collateral and our credit enhancements, including Supplemental Mortgage Insurance, raise the credit rating on each Master Commitment Contract to the AA minimum without relying on retained earnings or loss allowances.
At the end of 2004, 28.9 percent of our mortgage loans (purchased and committed to purchase) were backed by the FHA. These are considered to have a 100 percent United States government guarantee and, therefore, we do not require the Lender Risk Account or Supplemental Mortgage Insurance on these loans.
Loans in the Mortgage Purchase Program were dispersed geographically, as shown in the following table, which is based on unpaid principal balance. Loans were underrepresented in the Northeast and West regions of the country, regions that historically have had the most exposure to credit problems. Most of the Midwest property locations were in Ohio.

	December 31
	2004	2003

Midwest	51.0%	51.4%
Northeast	7.0	6.4
Southeast	23.6	24.0
Southwest	12.2	12.2
West	6.2	6.0

Total	100.0%	100.0%

Midwest includes IA, IL, IN, MI, MN, ND, NE, OH, SD, and WI.
Northeast includes CT, DE, MA, ME, NH, NJ, NY, PA, PR, RI, VI, and VT.
Southeast includes AL, DC, FL, GA, KY, MD, MS, NC, SC, TN, VA, and WV.
Southwest includes AR, AZ, CO, KS, LA, MO, NM, OK, TX, and UT.
West includes AK, CA, GU, HI, ID, MT, NV, OR, WA, and WY.

The following table shows the distribution of the loan-to-value ratio and credit scores provided by the Fair Isaac and Company (FICO) at origination dates of the conventional loans weighted by unpaid principal at the end of 2004. These distributions did not change materially during 2003 or 2004.

	Percent		Percent
Loan-to-Value	of Principal	FICO Score	of Principal
<= 60%	24.9%	< 620	0%
> 60% to 70%	19.5	620 to < 660	5.4
> 70% to 80%	46.1	660 to < 700	13.0
> 80% to 90%	5.6	700 to < 740	20.7
> 90%	3.9	>= 740	60.9

Weighted Average	69	744
The distribution and average loan-to-value ratio and FICO score indicate that our portfolio of mortgage loans has a favorable credit quality. FICO is a commonly used model to assess a borrower’s credit quality with scores ranging from a low of 300 to a high of 850. By our policies, we will not purchase conventional loans with a FICO score of less than 620. In addition, for a loan with a cash-out refinancing purpose (in which the mortgagee receives a portion of the property’s equity as cash at the closing of the loan), we require higher FICO scores if the loan-to-value ratio is above certain thresholds. The mortgage industry generally considers a FICO score of over 660, and a loan-to-value ratio of 80 percent or lower, as benchmarks indicating a good credit risk. We believe that the loan-to-value ratios reported above understate the credit quality of the program. They do not consider the tendency of loan-to-value ratios to decrease over time as the amount of principal remaining on each loan amortizes towards zero and as the market value of the loans increases.
Loan repurchases from the inception of the Mortgage Purchase Program have been an immaterial component of the overall trends in outstanding balances. As evidence, out of a total of approximately $15,759.0 million of loans purchased by the FHLBank, approximately $43.8 million (0.3 percent) have been repurchased from the FHLBank by certain PFI’s. Of this principal balance, $6.0 million were repurchased due to non-compliance with the program’s underwriting requirements. Non-compliance occurs when a member electronically submits a loan for purchase that is later deemed to not qualify with the FHLBank’s Mortgage Purchase Program guidelines. The remaining $37.8 million of loans were repurchased by and at the request of the selling members with the end result being the possibility of loan foreclosures and/or loan modifications. Other than during the first year of the program’s development, the trend of repurchase volume has remained relatively consistent, with delinquencies remaining well below national averages. Higher levels were experienced during the first full year of Mortgage Purchase Program operation as the FHLBank and members became acclimated to the program’s policies and processes.
At the end of 2004, the Mortgage Purchase Program had $2.6 million (0.04 percent) of conventional mortgage principal that was 90 days or more delinquent and not in foreclosure. This was well below the national average delinquency rate of 0.26 percent from the Mortgage Bankers Association National Delinquency Survey (through the third quarter of 2004). There was $1.8 million (0.03 percent of principal) of conventional loans in foreclosure. Because of the credit enhancements and other security discussed above, we believe we have little, if any, exposure to loans on a non-accrual status.
There have been two small claims against the PFIs’ Lender Risk Account in the program life-to-date. Neither claim has exceeded the amount of the Lender Risk Account.
We believe we are exposed to a very small amount of credit risk from our servicers. The risk is that a servicer would not remit principal and interest on the mortgage loans to us at all or on a timely basis. In the case in which a member PFI is the servicer, this exposure is secured by the Blanket Agreement and capital stock of the member. In the case in which the servicer is a non-member (which would occur when the PFI from whom we have purchased the loans sells the servicing rights to an FHLBank-approved third-party servicing provider), the credit exposure is unsecured. The FHLBank currently has one such non-member servicing provider, which has excellent credit quality.
We also believe we have a very small amount of credit exposure to the providers of Primary or Supplemental Mortgage Insurance. The risk is that we could be exposed to losses from the insurance providers. We subject non-

member servicers and the insurance providers to the standard credit underwriting analysis. The estimated potential exposure to Supplemental Mortgage Insurance providers is based on historical high industry loss rate factors that are stressed as a conservative measure. At the end of 2004, we had exposure of $15 million to our Supplemental Mortgage Insurance providers and $3 million to the non-member servicer.
Investments
Money market investments are unsecured and therefore present a credit risk exposure. Our Financial Management Policy sets conservative limits on the amount of credit exposure on short-term investments we are permitted to extend to individual and affiliated counterparties. Each counterparty’s limit is based on assessments of the counterparty’s creditworthiness provided by NRSROs (primarily based on long-term counterparty credit ratings) and percentages, which vary by credit rating category, of the lesser of our total capital or the counterparty’s Tier 1 capital. We supplement the formulaic limits on credit exposure with internal credit underwriting analysis that is performed by a department separate from the investment function. We also monitor the creditworthiness of counterparties by reviewing market news, rating changes, and movements in stock prices and debt spreads.
At any point that we perceive credit risk has deteriorated or may deteriorate, we are able to immediately suspend new activity with individual counterparties, put them on a Trading Room “watch list” (which, per our internal guidelines, mandates an overnight-only maturity status), apply tighter maturity or dollar limits than permitted in the Financial Management Policy, liquidate securities holdings, and steer investment priorities away from particular counterparties or market segments. Also, the short-term nature of these investments and the negotiability of some of them generally enable us to quickly mitigate actual or perceived credit exposure problems.
The following table shows the par amount in millions of dollars of unsecured money market investments outstanding at the end of 2004 and 2003 according to the long-term credit rating of the counterparties from Moody’s, Standard & Poor’s, and Fitch Advisory Services. These amounts exclude consideration of cash collateral we delivered, according to contractual agreement, to interest rate swap counterparties to decrease their net market exposure on interest rate swaps to us.

	December 31
(Dollars in millions)	2004	2003
Aaa/AAA	$500.0	$284.0
Aa/AA	8,254.8	8,397.5
A	5,310.0	4,881.0
Baa/BBB	—	45.0

Total	$14,064.8	$13,607.5

We invest substantially all of our mortgage-backed securities authority in GSE securities issued by Fannie Mae and Freddie Mac, and agency securities issued by the Ginnie Mae, which continued to carry long-term debt ratings of triple-A from Moody’s, Standard & Poor’s, and Fitch. We have never held any asset-backed securities. Five percent of our mortgage-backed securities portfolio at year-end 2004 was invested in private label mortgage-backed securities (compared to seven percent at the end of 2003). Private-label mortgage-backed securities carry greater credit risk than GSE and agency mortgage-backed securities. All of our private-label securities have Aaa or AAA ratings and are comprised of residential fixed-rate mortgage loans, with increased subordination.
A credit event could be triggered from outright default by an investment counterparty on principal or interest we are due to receive, by delayed payment of principal or interest, or by a rating downgrade of a security that results in a market value loss if we attempted to sell it. Given our credit policies and practices regarding unsecured investment counterparties, we believe that these risks are minimal.
Derivatives
The credit exposure on an interest rate swap derivative transaction is the risk that the counterparty might default, which could result in us having to replace the derivative transaction with another counterparty on less favorable terms. Thus, our amount of credit risk exposure to a counterparty equals the positive net mark-to-market value of all derivatives outstanding with the counterparty. Our Financial Management Policy limits credit exposure to each counterparty in derivative transactions based on the counterparty’s amount of capital and creditworthiness.

We perform credit underwriting and contemporaneous monitoring on derivatives counterparties similar to those for unsecured investment counterparties. We require each counterparty to deliver high quality collateral to us in an amount equal to our net market value exposure, if any, to the counterparty that exceeds approved limits. We value each derivative daily using a sophisticated market-tested third party software model. The residual amount of credit risk exposure is the cost of replacing the derivatives if the counterparty defaults on payments due, net of the value of collateral held.
The table below presents the net market value exposure at the end of 2004 on interest rate swap derivatives outstanding.

(Dollars in thousands)			Mark-to-	Market Value	Market Value	Net Market-
Credit Rating	Number of	Notional	Market	of Collateral	of Collateral	to-Market
Category	Counterparties	Principal	Valuation	Held	Delivered	Exposure

Aaa/AAA	—	$—	$—	$—	$—	$—
Aa/AA	5	6,214,500	(43,057)	—	—	(43,057)
A	8	26,669,896	(487,757)	—	278,906	(208,851)

Total	13	$32,884,396	$(530,814)	$—	$278,906	$(251,908)

None of the counterparties carried a long-term credit rating lower than A from an NRSRO. On a total net basis, the 13 counterparties with whom we had interest rate swaps outstanding at the end of 2004 had net market value exposure to our FHLBank at the end of 2004 of $252 million (compared to $225 million at the end of 2003). At the end of 2004, we had $7,645.2 million of notional amount of interest rate swaps hedging Advances, $25,235.0 million of notional amount hedging Consolidated Bonds, and $4.2 million hedging a mortgage-backed security.
The significant decreases, on average, in long-term interest rates over the last four years compared to before 2001 have resulted in material negative net present values on most Advance-related swaps. This is because over 90 percent of these swaps were transacted by the end of 2001, before long-term interest rates had begun to decrease significantly and because we pay a fixed rate of interest and receive a floating rate of interest (mostly indexed to 3-month LIBOR) on these swaps. A large majority of the Consolidated Bond-related swaps also have negative net present values but for a different reason. On Bond-related swaps we pay a floating rate of interest (again, mostly indexed to 3-month LIBOR) and receive a fixed rate of interest, and over 90 percent of them were executed in 2003 and 2004. As intermediate long-term interest rates have tended to increase modestly from their levels at the time of execution of most of these swaps, the swaps’ net present values have fallen (from our perspective).
Liquidity Risk and Contractual Obligations
Liquidity risk is defined as the risk that we will be unable to meet our financial obligations as they come due or meet the Advance and Mortgage Purchase Program funding needs of members in a timely and cost-efficient manner. Our mission requires the maintenance of a substantial level of liquidity at all times to provide members access to Advance funding and mortgage loan sales in all financial environments. Our primary source of liquidity is through participation in the issuance of FHLBank System Consolidated Obligations. As shown in the Statement of Cash Flows, in 2004 we participated in $826.0 billion of issuance of Consolidated Discount Notes and over $33.2 billion of Consolidated Bonds.
We are exposed to two general types of liquidity risk:
▪	Operational liquidity risk is the potential inability to meet anticipated or unanticipated day-to-day liquidity needs through our normal sources of funding.

▪	Contingency liquidity risk is the potential inability to meet liquidity needs because our access to the capital markets is restricted or suspended for a period of time due to a market disruption, operational failure, or real or perceived credit quality problems.
Finance Board Regulations and our Financial Management Policy require us to hold sufficient contingency liquidity and sufficient operational liquidity. To meet the contingency liquidity requirement, we must hold sources of liquidity, in the event our access to the capital markets is impeded for seven business days, in an amount at least equal to the sum of the following items scheduled for settlement within the same period:

▪	100 percent of liabilities maturing or called in the next seven business days (net of liabilities issued, not yet settled);

▪	100 percent of assets traded, not yet settled, and Advance commitments;

▪	100 percent of Advances maturing; and

▪	a percentage increase in potential Advances, computed based on recent balance experience.
Sources of liquidity for the contingency liquidity requirement include the following:
▪	cash;

▪	overnight Federal funds, overnight deposits, self-liquidating term Federal funds, 90 percent of the market value of negotiable securities, 75 percent of the market value of held-to-maturity obligations of the United States, U.S. government agencies and mortgage-backed securities, and certain other investments as detailed in our Financial Management Policy;

▪	Advances maturing within the next seven business days; and

▪	principal and interest payments to be received within the next seven business days on mortgage-backed securities.
The operational liquidity requirement is intended to ensure that we can meet anticipated and unanticipated financial obligations and credit needs of members under normal operating environments and through normal sources of liquidity. Our operational liquidity must be at least as great as our contingency liquidity. To meet the operational liquidity requirement, we are permitted to include the sources of liquidity under the contingency liquidity requirement as well as access to the capital markets to issue Consolidated Obligations and execute repurchase agreements.
The following table shows the components of our contingency liquidity requirement at the end of 2004 and 2003.

Contingency Liquidity Requirement (Dollars in millions)	2004	2003
Total Contingency Liquidity Reserves	$29,877	$27,191
Total Requirement	(18,369)	(24,975)

Excess Contingency Liquidity Available	$11,508	$2,216

We met our operational liquidity requirement throughout the last two years both as a function of meeting the contingency liquidity requirement and because we were able to access capital markets to issue Consolidated Obligations.
To support our member deposits, the Act requires us to meet a statutory deposit reserve requirement. We must hold investments in obligations of the United States, deposits in eligible banks or trust companies, or Advances with a final maturity not exceeding five years, the sum of which must equal or exceed the amount of current member deposits. The following table shows the components of the statutory deposit reserve requirement at the end of 2004 and 2003.

Deposit Reserve Requirement (Dollars in millions)	2004	2003
Total Eligible Deposit Reserves	$39,088	$38,682
Total Member Deposits	(1,032)	(1,374)

Excess Deposit Reserves	$38,056	$37,308

The liquidity guidelines in our Financial Management Policy also require us to maintain an average daily liquidity level each month in an amount not less than the sum of:
▪	20 percent of the sum of our daily average demand and overnight deposits and other overnight borrowings, plus

▪	10 percent of the sum of our daily average term deposits, Consolidated Obligations, and other borrowings that mature within one year.
Assets eligible for meeting these liquidity requirements include cash and certain overnight and term investments.

The following table shows the components of this average daily liquidity requirement at the end of 2004 and 2003.

Average Daily Liquidity Requirement (Dollars in millions)	2004	2003
Total Eligible Investments	$13,043	$13,322
Total Reserve Requirement	(4,312)	(5,157)

Excess Daily Liquidity Reserves	$8,731	$8,165

The following table shows the payments due or expiration terms under the specified contractual obligation types by period at the end of 2004.

(Dollars in millions)	< 1 year	1<3 years	3<5 years	> 5 years	Total

Long-term debt (Consolidated Bonds) – par	$13,827.1	$23,048.0	$6,398.0	$8,707.0	$51,980.1
Mandatorily redeemable capital stock	—	21.0	13.3	—	34.3
Other long-term obligations (term deposits) – par	102.5	8.1	1.6	3.3	115.5
Capital lease obligations	—	—	—	—	—
Operating leases (include premises and equipment)	0.7	1.5	1.3	—	3.5

Total Contractual Obligations before off-balance sheet items	13,930.3	23,078.6	6,414.2	8,710.3	52,133.4

Off-balance sheet items (1)
Commitments for additional Advances	18.6	—	—	—	18.6
Standby Letters of Credit	1,201.5	135.2	49.7	29.0	1,415.4
Standby bond purchase agreements	—	46.9	69.9	—	116.8
Commitments to fund mortgage loans	74.8	—	—	—	74.8
Unused line of credits and other commitments	—	—	—	—	—
Consolidated Bonds traded, not yet settled	—	250.0	65.0	210.0	525.0

Total off-balance sheet items	1,294.9	432.1	184.6	239.0	2,150.6

Total Contractual Obligations and off-balance sheet items	$15,225.2	$23,510.7	$6,598.8	$8,949.3	$54,284.0

(1)	Represents notional amount of related off-balance sheet obligations.
Role of the Capital Plan in Risk Management
Capital Leverage Limits
Our limits on the leverage of capital are discussed in the Item 2.’s “Capital Resources” section (page 84). Although we are permitted to leverage more than many other regulated financial institutions, we believe our cooperative business model, and conservative policies, procedures, guidelines, and Finance Board Regulations, confer a significantly lower total risk profile compared to many other financial intermediaries. Accordingly, we view our relatively higher permissible capital leverage as being consistent with our relatively lower risk profile.
Our continued distribution of earnings in the form of additional dividend shares of stock and our practice of not historically repurchasing excess shares of stock act as governors on leverage. For example, given a starting capital-to-assets ratio of 5.00 percent, a $50 million stock dividend distribution would require more than $1.0 billion of additional assets to maintain capital leverage. The Capital Plan will tend to result in a higher capital leverage, because it reduces the amount of required stock purchases for Mission Asset Activity compared to our prior capital structure. The continuation of stock dividends will ease this trend.
Both too little and too much capital leverage could increase market risk. A capital-to-assets ratio that is too low would increase the sensitivity of the market value of equity and earnings to changes in interest rates and other variables. A higher capital-to-assets ratio would tend to lower ROE (compared to a lower ratio), which could create incentives to increase leverage by investing in riskier assets.
Risk-Based Capital Regulatory Requirements
The GLB Act, Finance Board Regulations, and our Capital Plan require us to meet a second capital requirement that addresses exposure to market risk, credit risk, and operational risk. The amount of our total permanent capital (defined as the regulatory amount of Class B Stock, including members’ stock reclassified by us to liabilities under SFAS 150, plus retained earnings) must at all times at least equal the amount of risk-based capital, measured as the sum of market risk, credit risk, and operational risk. In this context, market risk is measured as the sum of the following two items:

▪	The market value of equity at risk, which is determined from simulations using movements in interest rates and interest rate volatility that could occur during times of market stress. Interest rate movements and volatility are defined as those that have occurred over each 6-month period starting in 1978 and are calibrated based on current interest rate levels. The applicable market risk number is defined as the 99th percentile loss from all the simulations, which means that one percent of simulations have market value losses that exceed the applicable market risk number.

▪	The amount by which our current base-case market value of equity is less than 85 percent of the book value of total capital.
Credit risk is measured for each asset and derivative. It is based on formulaic assignments derived from actual default histories and default patterns on different asset classes. Operational risk is specified to be 30 percent of the sum of market risk and credit risk.
The amount of required risk-based capital, computed monthly, averaged approximately 17 percent of permanent capital, well within Finance Board Regulatory requirement. The following table shows the monthly average and year-end composition of risk-based capital for 2004.

(Dollars in millions)	Year End 2004	Monthly Average 2004
Market risk-based capital	$294.2	$308.1
Credit risk-based capital	197.0	201.2
Operational risk-based capital	147.4	152.8

Total risk-based capital	638.6	662.1
Total permanent capital	4,001.7	3,841.2

Excess permanent capital	$3,363.1	$3,179.1

Risk-based capital as a percent of permanent capital	16.0%	17.2%

The market risk requirement during 2004 was similar to the market value of equity sensitivity in an up 150 basis points interest rate shock. At this time, the risk-based capital requirement is a significantly nonbinding constraint. We do not use it to actively manage our risk profile, but we do monitor results to identify trends.
Capital Adequacy
We believe our Capital Plan strongly promotes the adequacy of capital to absorb financial losses by the five-year redemption period, by the option we have to call on members to provide additional capital if required to preserve safety and soundness, and by safety and soundness limitations on our ability to repurchase requested redemptions of capital.
The features of the Capital Plan provide strong incentives for member stockholders to require us to minimize our risk profile. We believe our capitalization will remain stable and predictable, notwithstanding potential mergers involving our members, because:
▪	we operate with a low risk profile;

▪	we have historically offered valued products and services to our member stockholders;

▪	we have historically been able to pay competitive dividends;

▪	our stock is not traded on an open exchange;

▪	our stock is always carried at par on members’ books (unless it is more than temporarily impaired); and

▪	our stock is required as a condition of membership and as a condition to engage in mission asset activity.
Operational Risk
Operational risk is defined as the risk of an unexpected loss resulting from human error, fraud, unenforceability of legal contracts, or deficiencies in internal controls or information systems. We mitigate operational risk through adherence to internal department procedures and controls, use of tested information systems, disaster recovery provisions for those systems, and acquisition of insurance coverage to provide directors and staff protection from possible errors or fraud. In addition, our Internal Audit Department, which reports directly to the Audit Committee of our Board of Directors, regularly monitors and tests compliance from a best practices perspective with all policies, procedures, and Regulations.
Internal Department Procedures and Controls
Each department within the FHLBank has developed a system of internal procedures and controls, including those that address proper segregation of duties. Each system prevents any one individual from processing the entirety of a transaction affecting member accounts, correspondent FHLBank accounts and third party servicers providing support to us. We review daily and periodic transaction activity reports in a timely manner to detect erroneous or fraudulent activity.
Information Systems
We have an Information Technology Committee of the Board of Directors that has oversight responsibility for the timely and effective introduction, application, and support of appropriate automated facilities in concert with our business objectives. The Information Technology Steering Committee (a management committee) reports to the Board Committee and approves long-range information technology initiatives and annual disaster recovery test plans, and periodically reviews data security standards and safeguards.
We employ a test methodology for all significant software changes, new applications, system upgrades and disaster recovery tests. This testing and validation is designed to ensure continuity of business processing. The methodology includes documented test plans, cases and evaluations. Deployment of the tested information systems requires approval of the Information Systems management and business department managers.
Disaster Recovery Provisions
Our Business Resumption Contingency Plan is in effect at all times. The plan provides us with the ability to maintain operations in various business disruption scenarios. A committee of staff reviews and updates this plan periodically to ensure that it serves our changing operational needs and that of our members. We have an off-site facility in a suburb of Cincinnati, Ohio, which is tested at least annually. We also have a back-up agreement in place with the FHLBank of Indianapolis in the event that both of our Cincinnati facilities are inoperable.
Insurance Coverage
We have insurance coverage for employee fraud, forgery and wrongdoing, as well as Directors’ and Officers’ liability coverage that provides protection for breach of duty, misappropriation of funds, neglect, acts of omission, employment practices, and fiduciary liability coverage. Additionally, comprehensive insurance coverage is currently in place for electronic data processing equipment and software, personal property, leasehold improvements, fire/explosion/water damage and personal injury including slander and libelous actions. We maintain additional insurance protection as deemed appropriate, which covers our automobiles, registered mail, company credit cards, and business travel accident and supplemental traveler’s coverage for both directors and staff. We use the services of an insurance consultant who annually conducts comprehensive reviews of insurance coverage levels.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Introduction
The preparation of financial statements in accordance with GAAP requires management to make a number of judgments, estimates, and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities (if applicable), and the reported amounts of income and expenses during the reported periods. Although management believes these judgments, estimates, and assumptions to be reasonably accurate, actual results may differ.
We have identified four accounting policies that are critical because they require management to make subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions. These policies and the judgments, estimates, and assumptions are also described in Note 1 of the Notes to Financial Statements (page 182).

Accounting for Derivatives and Hedging Activity (SFAS 133)
Derivative instruments are required to be carried at fair value on the Statements of Condition. Any change in the fair value of a derivative is required to be reflected in current period earnings or other comprehensive income, regardless of how fair value changes in the assets or liabilities being hedged may be treated. Generally, we strive to use derivatives that effectively hedge specific assets or liabilities and qualify for fair value hedge accounting. Fair value hedge accounting allows for the offsetting fair value of the hedged risk in the hedged item to also be recorded in the current period. Highly effective hedges that use interest rate swaps as the hedging instrument and that meet certain criteria can qualify for “shortcut” fair value hedge accounting. Shortcut accounting allows for the assumption of no ineffectiveness, which means the fair value change in the derivative can be assumed to be equal to the fair value change in the hedged item. If a hedge is treated as a long-haul fair value hedge, the fair value change in the hedged item must be measured separately from the derivative and effectiveness testing must be performed with results within established tolerances. If effectiveness testing fails, the hedge no longer qualifies for hedge accounting and the derivative is marked through current earnings without any offset related to the hedged item.
The FHLBank considers hedges of committed Advances and Consolidated Obligations to be eligible for the shortcut provisions (paragraph 68) of SFAS 133 so long as settlement of the committed Advance or Consolidated Obligation occurs within the shortest period possible for that type of instrument. We have defined the market settlement conventions to be five business days or less for Advances and thirty calendar days or less (using a next business day convention) for Consolidated Obligations. We also believe that the conditions of paragraph 68(b) are met if the fair value of the swap is zero on the date we enter into the commitment to issue the hedged item.
The lack of annual earnings volatility from hedging market risk with derivatives reflects our continuation of a conservative approach in the use of derivatives. In accordance with Finance Board Regulations, we have executed all derivatives to reduce market risk exposure, not for speculation or solely for earnings enhancement. As in past years, in 2004 all outstanding derivatives hedged specific assets, liabilities, or Mandatory Delivery Contracts. We have not engaged in any macro hedging of market risk or credit risk using derivatives. We have not executed any indexed principal swaps, futures, caps, collars and floors, except to the extent they have been embedded in interest rate swaps that hedge assets or liabilities with identical options. We design our use of derivatives to be highly effective in offsetting changes in the market values of the designated balance sheet instruments. Accordingly, we are permitted to classify most of our derivative transactions so that they receive shortcut or long-haul fair value hedge accounting treatment.
For derivative transactions that potentially qualify for long-haul fair value hedge accounting treatment, we must assess how effective the derivatives have been, and are expected to be, in hedging offsetting changes in the estimated fair values of the risks being hedged in the on-balance-sheet instruments. To do this, each month we use a consistently applied statistical methodology. The methodology uses a sample of 30 historical interest rate environments and includes an R-square test, a slope test, and a t-statistic test. These tests measure the expected degree of correlation and relationship of movements in estimated fair values between the derivative and related hedged item. The R-square must be greater than 0.8, the slope must be between -0.8 and -1.2, and the computed t-statistic must be greater than the t-statistic consistent with a five percent degree of confidence interval to be considered effective.
Due to the intentional matching of terms between the derivative and the hedged item, we expect that failing an effectiveness test would be rare. Consequently, the impact on earnings from recording the derivatives designated as long-haul fair value hedges has been negligible to date. We expect this to continue in the future given our current hedging strategies.
Each month, as part of our market risk modeling, we compute estimated fair values on all derivatives and related hedged items across a range of interest rate scenarios. This analysis indicates that, for derivatives receiving long-haul fair value hedge accounting treatment, the total net difference in estimated market values for the derivatives and related hedged items would be a relatively small dollar amount, even under an assumption of an extremely stressed interest rate environment. This is because, to date, each derivative/hedged instrument transaction has very closely related, or exactly matching, characteristics such as notional amount, final maturity, options, interest payment frequencies, reset dates, etc. Most of the market value difference occurs from the fact that our interest rate swaps have an adjustable-rate LIBOR leg (off of 1- or-3-month LIBOR) whereas the hedged instruments do not.

The most important element of effectiveness testing is the duration of the derivative and the hedged item. The effective duration will be affected mostly by the final maturity and any option characteristics. In general, the shorter the effective duration the more likely it is that effectiveness testing would fail. This is because, given a relatively short duration, the LIBOR leg of the swap is a relatively important component of the monthly change in the derivative’s estimated market value, and there is no offsetting LIBOR leg on the hedged instrument. The slope criterion is what is more likely to fail rather than the correlation.
If a derivative/hedged instrument relationship does fail effectiveness testing, it does not mean that the hedge relationship is no longer successful in achieving its intended economic purpose. For example, a Consolidated Bond hedged with an interest rate swap creates adjustable-rate LIBOR funding, which is used to match fund adjustable-rate LIBOR and other short-term Advances; however, SFAS 133 does not permit us to consider the Advance in effectiveness testing. Economically, the Advance is part of the overall hedging strategy and reason for engaging in the derivative transaction.
The fair value marks on the derivative and the hedged instruments do not have an economic effect or result in cash flows if the derivative and the hedged item are held to maturity. Since these fair value marks fluctuate throughout the hedge and eventually return to zero (or par value) on the maturity date, the effect of such marks is normally only a timing issue.
Accounting for Premiums and Discounts on Mortgage Loans and Mortgage-Backed Securities (SFAS 91)
When we purchase mortgages, we normally pay an amount different from the principal balance. The difference between the purchase price and the contractual note amount is a premium if the purchase price is higher and a discount if the purchase price is lower. SFAS 91 establishes accounting guidance that permits the FHLBank to amortize (or accrete) these premiums (or discounts) in a manner such that the yield recognized on the underlying asset is constant over the asset’s estimated life.
We typically pay more than the unpaid principal balances when the interest rates on the purchased mortgages on the transaction date are greater than prevailing market rates on similar mortgages. The net purchase premiums paid are amortized, in accordance with SFAS 91, using the constant effective yield method over the expected lives of the mortgages as a reduction in their book yields (i.e., interest income). Similarly, if we pay less than the unpaid principal balances (because the interest rates on the mortgages are lower than prevailing market rates on similar mortgages), this net discount is accreted in the same manner as the premiums, resulting in an increase in the mortgages’ book yields.
The constant effective yield amortization method is applied using expected cash flows that incorporate actual and projected prepayments. Changes in interest rates have the greatest effect on the extent to which mortgages may prepay. When interest rates decline, actual and projected prepayment speeds are likely to increase, which accelerates the amortization of premiums and the accretion of discounts. The opposite occurs as interest rates rise. We have purchased most of the loans in the Mortgage Purchase Program at premiums. Mortgage-backed securities have been purchased at both premiums and discounts, and they tend on average to be purchased at prices closer to par than loans in the Mortgage Purchase Program.
As shown in the “Analysis of Quarterly ROE for 2004 and 2003” section of “Results of 2004 Operations and Outlook” (page 101), there was substantial volatility during the last two years in the quarterly recognition of purchase premiums for mortgage assets. Most of this volatility occurred in the Mortgage Purchase Program. The volatility was due to the whipsawing of both actual and projected prepayment speeds, in response to changes in mortgage interest rates. Projected mortgage prepayment speeds are reflected in the mortgages’ projected weighted average lives. These lives for loans in the Mortgage Purchase Program are shown at quarter ends for the last two years in the “Market Risk Exposure of the Mortgage Assets Portfolio” section of “Quantitative and Qualitative Disclosures About Risk Management” (page 115). The average lives of mortgage-backed securities showed a similar trend. The actual dollar amount of principal paydowns and the resulting constant prepayment rate (CPR) for mortgage assets in each quarter of 2004 and 2003 is shown on the next page.

(Dollars in millions)	Mortgage Purchase Program		Mortgage-Backed Securities
	Dollars	CPR	Dollars	CPR
2004 Quarter 4	$468	19	$610	19
2004 Quarter 3	387	16	600	19
2004 Quarter 2	773	31	1,080	33
2004 Quarter 1	376	15	689	23
2003 Quarter 4	540	23	997	31
2003 Quarter 3	1,522	60	2,705	67
2003 Quarter 2	811	41	2,526	63
2003 Quarter 1	446	32	2,149	57
Volatility in premium/discount recognition under SFAS 91 may continue throughout time and could represent, as it did in the previous two years, a major component of period-to-period changes in earnings.
The mortgages under the Mortgage Purchase Program are stratified into multiple portfolios according to common characteristics such as coupon interest rate, final original maturity (mostly 15, 20, and 30 years), the extent of seasoning, and type of mortgage (i.e., conventional and FHA). For mortgage-backed securities, we analyze each security separately. The constant effective yield method uses actual principal prepayments received and projected future prepayment speeds, as well as scheduled principal payments, to compute the amount of premium/discount that needs to be recognized so that the book yield of each Mortgage Purchase Program portfolio and each mortgage-backed security is constant for each month until maturity.
Projected prepayment speeds are based on one interest rate scenario: monthly implied forward interest rates for LIBOR and residential mortgages computed from the daily average market interest rate environment of the prior month. We use implied forward interest rates because they are the market’s consensus of future interest rates embedded in market prices for options on interest rate swaps and interest rate caps and floors, they are the default set of interest rates used to price and value financial instruments, and they are the interest rates that can be hedged with various instruments. We use a nationally-recognized, market-tested third party prepayment model to project prepayment speeds. We regularly test the reasonableness of the prepayment model by comparing it to another nationally-recognized, market-tested third party prepayment model, as well as to actual prepayment results experienced over time, to validate that over time the prepayment model continues to project reasonably accurate prepayment speeds.
We adjust the factors related to our recognition of purchased premiums and discounts every month. As projections of future prepayment speeds change and as actual prepayments received in the prior month differ from what we had projected for the prior month, amortization/accretion may change. The immediate adjustment and the new future amortization schedule are based on applying the new constant effective book yield as if it had been in effect since the purchase of the assets. When actual prepayments are higher than previously predicted, amortization/accretion usually accelerates. When actual prepayments are less, amortization/accretion usually slows down.
It is our policy and practice to consistently apply each month the methodology described above. The Accounting Department is responsible for coordinating, calculating and recording the amortization (accretion). Analysts in the Treasury Department, who are not responsible for pricing, purchasing, funding, or hedging mortgage assets, provide the projected prepayment speeds to the Accounting Department.
It is difficult to calculate exactly how much amortization of mortgage premiums could accelerate in falling interest rate environments or decelerate in rising interest rate environments. Exact trends will depend on the relationship between market interest rates and coupon rates on outstanding mortgage assets, the historical evolution of mortgage interest rates, the age of the mortgage loans, demographic and population trends, and other market factors.
Changes in amortization will also depend on the accuracy of prepayment projections compared to actual experience. Prepayment projections are inherently subject to uncertainty because it is difficult to accurately predict future market conditions and difficult to accurately predict the response of prepayments to future market conditions even when those conditions are known. In general, lower interest rates are expected to result in a larger “catch up” and a larger change in future months’ amortization for premium mortgage assets compared to the effect of higher interest rates on “reversals” and future months’ changes in amortization.

We project that, as of the end of 2004, the premium amortization in an interest rate environment assuming implied forward rates based on daily average interest rates in the month of December 2004 will reduce the book yield for loans in the Mortgage Purchase Program by 0.25 percent per annum. Sensitivity analysis performed at the end of 2004 indicated that under an interest rate shock of negative 50 basis points, there would be an immediate recognition of an estimated $9.4 million in premium amortization for the Mortgage Purchase Program and an estimated $1.1 million for the mortgage-backed securities, compared to the projected results in the implied forward scenario. This analysis also indicated, compared to the forward rate scenario, that the future book yield would decrease by an estimated additional 0.05 percent per annum for the Mortgage Purchase Program and that the future book yield for mortgage-backed securities would have no additional change (because of the relatively small premium on mortgage-backed securities at year-end 2004).
Under an interest rate shock of positive 200 basis points, there would be a “reversal” of an estimated $7.5 million in premium amortization for the Mortgage Purchase Program and an estimated $0.2 million for the mortgage-backed securities, compared to the projected results in the implied forward scenario; and the future book yield would increase by an additional 0.04 percent per annum for the Mortgage Purchase Program, while there would be no change in the future book yield for the mortgage-backed securities.
Provision for Credit Losses
The FHLBank evaluates both the Advances and Mortgage Loan portfolios monthly to assure an adequate reserve is maintained to absorb probable losses inherent in these portfolios. The FHLBank’s policy is to charge credit losses and credit recoveries against the reserve.
Advances
The FHLBank evaluates probable credit losses inherent in Advances on a member-by-member basis. The FHLBank has policies and procedures in place to manage its credit risk effectively. These policies and procedures include monitoring the creditworthiness and financial condition of the institutions to which it lends funds, reviewing the quality and value of collateral pledged by members to secure Advances, estimating borrowing capacity based on collateral value and type for each member, and evaluating historical loss experience. Based on the collateral held as security for Advances, management’s credit analyses, and prior repayment history, no allowance for losses on Advances has been to date deemed necessary by management. We are required by Finance Board Regulation to obtain sufficient collateral on Advances to protect against losses, and to accept only certain collateral on Advances, such as United States government or government sponsored enterprise securities, residential mortgage loans, deposits, and other real estate-related assets.
During 2004, 2003, and 2002, we had rights to collateral, either loans or securities, on a member-by-member basis, with an estimated fair value in excess of outstanding Advances. Management believes that policies and procedures are in place to effectively manage its credit risk.
Mortgage Loans Acquired Under the Mortgage Purchase Program
We acquire both FHA and conventional fixed-rate mortgage loans under the Mortgage Purchase Program. FHA loans are government guaranteed and as such we have determined that no allowance for losses is necessary for such loans. Conventional loans, in addition to having the related real estate as collateral and the borrower’s equity, are also credit enhanced by primary mortgage insurance (subject to the original loan-to-value ratio), the member’s Lender Risk Account, and Supplemental Mortgage Insurance prior to the FHLBank having to recognize and realize a credit loss. Primary mortgage insurance, if applicable, covers losses or exposure down to approximately a loan-to-value ratio of between 80 and 65 percent depending on the original loan-to-value ratio and term characteristics. Once the borrowers’ equity and primary insurance is exhausted, the Lender Risk Account provides coverage for pools of conventional loans until the Lender Risk Account is absorbed. After the Lender Risk Account is absorbed, the Supplemental Mortgage Insurance coverage applies, which results in loss absorption coverage down to approximately a loan-to-value ratio of 50 percent. Through December 31, 2004, the Supplemental Mortgage Insurance provider had not experienced a loss. The FHLBank would assume the credit exposure if the severity of losses, on the purchased conventional loans, were to exceed the 50 percent level. The FHLBank has policies and procedures in place to manage this risk, including an evaluation of members to ensure that they meet the eligibility standards for participation in the Mortgage Purchase Program and evaluation of the purchased loans to ensure that they are qualifying conventional, conforming fixed rate, first lien mortgage loans with fully amortizing loan terms of up to 30 years, secured by mostly primarily owner-occupied, single-family residential properties.
The evaluation for an allowance for loan losses is based on management’s estimate of probable credit losses inherent in the FHLBank’s conventional mortgage loan portfolio as of the balance sheet date. It is determined by analysis that includes consideration of observable claims, such as delinquency statistics, past performance, current performance, loan portfolio characteristics, collateral valuations, industry data and prevailing economic conditions, taking into account all levels of the member’s credit enhancement (above primary mortgage insurance) through the Lender Risk Account and Supplemental Mortgage Insurance coverage and outstanding claims against such coverage. The conventional loans are associated with specific Master Commitment Contracts and their related Lender Risk Accounts and are considered in such groups when we perform our evaluation.
Supplemental Mortgage Insurance is applied on a loan-by-loan basis. There are two key factors that contribute to the possibility of exceeding the Supplemental Mortgage Insurance coverage: first, the severity of the loss and, secondly, beginning with Master Commitment Contracts issued in May 2005 (and depending on the size of the Master Commitment Contracts being insured), the number of the losses (termed as the frequency of losses) within a particular Master Commitment Contract. Beginning in May 2005, Master Commitment Contracts issued in amounts greater than $35 million have a stop-loss feature as part of the Supplemental Mortgage Insurance contract. This stop-loss feature limits the dollar amount of insurance coverage provided by the insurer on each Master Commitment Contract and is calculated at a level that still results in a AA/Aa credit rating (as required by Finance Board Regulation) for the affected loan pools.
Based on such evaluations, no loan loss allowance was deemed necessary for the FHLBank’s conventional mortgage loan portfolio during 2004, 2003, and 2002.
Fair Values
Certain assets and liabilities, including investments classified as available-for-sale and trading securities, and all derivatives are presented in the Statements of Condition at fair value. In accordance with GAAP, the fair value of an asset or liability is the amount at which that asset could be bought or sold or the amount at which that liability could be incurred or settled in a current transaction between willing parties, other than in liquidation. Fair values play an important role in the valuation of certain of our assets, liabilities and derivative transactions. Management also estimates the fair value of collateral that borrowers pledge against Advance borrowings to confirm that collateral is sufficient to meet regulatory requirements and to protect against a loss.
Fair values are based on market prices when they are available. If market quotes are not available, fair values are based on discounted cash flows using market estimates of interest rates and volatility or on dealer prices and prices of similar instruments. Pricing models and their underlying assumptions are based on management’s best estimates for discount rates, prepayments, market volatility and other factors. These assumptions may have a significant effect on the reported fair values of assets and liabilities, including derivatives, and the related income and expense. The use of different assumptions as well as changes in market conditions could significantly affect our financial position.

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Item 3. Properties.
Our offices are located in 70,879 square feet of leased space in downtown Cincinnati, Ohio. We also maintain a leased, fully functioning, back-up facility in suburban Cincinnati. Additionally, we lease a small office in Nashville, Tennessee for the area marketing representative. We believe that our facilities are in good condition, well maintained, and adequate for our current needs.
Item 4. Security Ownership of Certain Beneficial Owners and Management.
We have one class of capital stock, Class B Stock, all of which is owned by our membership institutions. Individuals, including directors and officers of the FHLBank, are not permitted to own our capital stock. A majority of the FHLBank’s directors are elected by and from our membership. A member may vote only for directors representing the state in which the members’ principal place of business is located, and the number of votes that a member may cast for any director may not exceed the average number of shares of Class B Stock required to be held by all members in the state.
Ownership of the capital stock is concentrated within the financial services industry, and is stratified across various institution types as noted in the following table.
Capital Stock Outstanding by Member Type
(In millions)

	Commercial	Thrifts and	Credit	Insurance
	Banks	Savings Banks	Unions	Companies	Other (1)	Total
September 30, 2005	$2,725	$638	$74	$20	$410	$3,867
December 31, 2004	3,082	629	70	19	34	3,834
December 31, 2003	2,907	648	60	2	28	3,645
December 31, 2002	2,824	648	55	—	21	3,548
December 31, 2001	1,968	1,152	39	—	38	3,197
December 31, 2000	1,653	1,074	29	—	33	2,789

(1)	“Other” includes capital stock of members involved in mergers with non-members where the resulting institution is not a member of the FHLBank.
The following table lists member institutions holding five percent or more of outstanding capital stock at September 30, 2005:

	(Dollars in millions)
		Capital	Percent of Total	Number
Name	Address	Stock	Capital Stock	of Shares
Charter One Bank, N.A. (1)	Cleveland, OH	$541	14.0%	5,410,936
U.S. Bank, N.A.	Cincinnati, OH	489	12.6	4,890,230
Fifth Third Bank	Cincinnati, OH	342	8.9	3,423,835
Ohio Savings Bank	Cleveland, OH	199	5.1	1,989,863

(1)	Charles J. Koch, Chairman of the Board of Charter One Bank, is a director of the FHLBank. As discussed above, the number of votes that any member may cast for any one directorship cannot exceed the average number of shares of FHLBank stock that were required to be held by all members located in the state.

The following table lists capital stock outstanding as of September 30, 2005 to member institutions whose officers or directors serve as a director of the FHLBank:
(Dollars in millions)

		Capital	Percent of Total
Name	Address	Stock	Capital Stock
Charter One Bank, N.A.	Cleveland, OH	$541	14.0%
Park National Corporation (1)	Newark, OH	51	1.3
Liberty Savings Bank, F.S.B.	Wilmington, OH	31	0.8
Advantage Bank	Cambridge, OH	27	0.7
Greene County Bank	Greeneville, TN	6	0.1
Citizens National Bank	Sevierville, TN	5	0.1
First Federal S&LA of Lorain	Lorain, OH	4	0.1
North Akron Savings Bank	Akron, OH	2	0.1
Peoples Exchange Bank	Beattyville, KY	1	0.0
Peoples Bank	Morehead, KY	1	0.0

(1)	Parent corporation of eight institutions which are FHLBank members.
In June 2005, our largest stockholder, Charter One Bank, N.A., submitted a written request, in accordance with our Capital Plan, to have $125 million of its excess stock redeemed. The Chairman of Charter One, Charles J. Koch, is the current chair of our Board of Directors. This was the largest such request since implementation of our Capital Plan at the end of 2002. Under the Capital Plan, we are permitted to repurchase, in whole or in part, a member’s excess stock related to a redemption request at any time (with a five-day written notice to the member) up to five years after the redemption request. At its June 16, 2005 meeting (Mr. Koch having left the meeting), the Board of Directors gave due consideration of the likely implications of the Charter One redemption request in the context of the current and anticipated trends in the FHLBank’s business activities and Charter One’s business reasons for requesting redemption.
The Board considered the early repurchase of the stock in the context of our liquidity position, earnings profile, excess capital position, regulatory and GAAP capital-to-assets ratios, the provisions of the Capital Plan and prospects for future business activities (see the “Regulatory Capital Requirements” subsection of “Capital Resources” section on page 84, and the “Redemptions and Repurchases” subsection of “Capital Requirements and the Capital Plan” section on page 151 for related information). The Board concluded that the early repurchase of the stock would not have a material impact on the FHLBank’s ability to manage these items. Accordingly, the Board voted, with Mr. Koch absent, to authorize an early repurchase, in an orderly fashion, of Charter One’s $125 million excess stock covered by its redemption request. We repurchased the stock on June 27, 2005.

Item 5. Directors and Executive Officers.
DIRECTORS
The following table sets forth certain information (ages as of September 30, 2005) regarding each of the FHLBank’s directors. The table includes information both on directors whose terms expire on December 31, 2005 (Mr. Ball, Ms. Creighton, and Mr. Kozak) and on directors elected (Mr. Melvin) or re-elected (Messrs. Baylor, Brosky and Hailer) in November 2005 for three-year terms beginning January 1, 2006.
Finance Board regulations and the FHLBank’s Capital Plan authorize us to have sixteen directors, ten of whom are elected by our members and six of whom are appointed by the Finance Board. Currently, there are only four appointed directors, and the terms of two of these directors expire on December 31, 2005 and may not be extended. We have no information as to when the Finance Board will fill the current and anticipated vacancies.

			Expiration of	Appointed or
Name	Age	Director Since	Term as Director	Elected (State)
Donald R. Ball	69	2003	12/31/05	Appointed (KY)
Richard C. Baylor	50	2003	12/31/08	Elected (OH)
Charles Beach, Jr.	86	1998	12/31/06	Elected (KY)
Robert E. Brosky	62	2003	12/31/08	Elected (OH)
William Y. Carroll	66	2002	12/31/07	Elected (TN)
B. Proctor Caudill, Jr.	56	2004	12/31/06	Elected (KY)
Janet Weir Creighton	55	2003	12/31/05	Appointed (OH)
Stephen D. Hailer	55	(1993-1998) 2002	12/31/08	Elected (OH)
Charles J. Koch, Chair	59	(1990-1995) 1998	12/31/06	Elected (OH)
John W. Kozak	50	2003	12/31/05	Elected (OH)
Michael R. Melvin	61	(1995-2001) 2006	12/31/08	Elected (OH)
James R. Powell	55	1999	12/31/07	Elected (OH)
R. Stan Puckett	49	2005	12/31/07	Elected (TN)
Stephen B. Smith	51	2002	12/31/06	Appointed (TN)
Carl F. Wick, Vice Chair	66	2003	12/31/06	Appointed (OH)
Mr. Ball has been Chairman of the Board of Ball Homes, an LLC, a residential home builder and property management development company, of Lexington, Kentucky, since 1956.
Mr. Baylor has been President and Chief Executive Officer of Advantage Bank, Cambridge, Ohio, since June 2001. He also has served as President and Chief Executive Officer of Camco Financial Corporation, the holding company for Advantage Bank, since January 2000 and was Executive Vice President/Chief Operating Officer of Camco Financial Corporation from October 1998 to January 2000. Mr. Baylor has been a director of Camco Financial Corporation since 2001.
Mr. Beach has been an officer and director of Peoples Exchange Bank, Beattyville, Kentucky, since 1940, and has been Chairman of the Board of that institution since 1996.
Mr. Brosky has been the President and Chief Executive Officer of the First Federal Savings and Loan Association of Lorain, Lorain, Ohio, since 1984 and has served as its Chairman of the Board since December 1999.
Mr. Carroll is a director of the Home Bank of Tennessee in Maryville, Tennessee, since 2005. He has previously been associated with Citizens National Bank in Sevierville, Tennessee, since it was chartered in 1973. He served as President and Chief Executive Officer of Citizens National Bank from 1982 until 1999 and served as its Chairman and Chief Executive Officer from 1999 until 2005.
Mr. Caudill has been involved in banking for over 30 years. He has served as President and Chief Executive Officer of Peoples Bank, Morehead, Kentucky, his family-owned community bank, since 1981.

Ms. Creighton has been the elected Mayor of Canton, Ohio, since January 2004. She previously had served as the elected Auditor of Stark County, Ohio, since 1991.
Mr. Hailer has been a director and President and Chief Executive Officer of North Akron Savings Bank, Akron, Ohio, since 1991. He also serves as a director of Cuyahoga Falls General Hospital in Cuyahoga Falls, Ohio, an affiliate of the Summa Health Network.
Mr. Koch has been Chairman of the Board of Charter One Bank, N.A., Ohio, since 1995. Since 2004, Mr. Koch has been Vice Chairman and a director of Citizens Financial Group, Providence, Rhode Island, the parent of Charter One, and a director of the Royal Bank of Scotland PLC, Edinburgh, Scotland, the parent of Citizens Financial. Mr. Koch is also Chairman of the Board of Trustees of John Carroll University, and a trustee of Case Western Reserve University.
Mr. Kozak has been the Chief Financial Officer of Park National Corporation, Newark, Ohio, a bank holding company, since 1998. He also serves as a director of Century National Bank, one of Park National Corporation’s affiliate banks.
Mr. Melvin is President and Director of Perpetual Federal Savings Bank, Urbana, Ohio.
Mr. Powell has been Chairman and Chief Executive Officer of Liberty Savings Bank, F.S.B., Wilmington, Ohio, since 1984. He is also a trustee of the Downtown Dayton (Ohio) Partnership and The Disability Foundation.
Mr. Puckett has been Chairman and Chief Executive Officer of Greene County Bank, in Greeneville, TN, since February 1989. He has also served as Chairman and Chief Executive Officer of Greene County Bancshares, Inc., a community bank holding company, in Greeneville, TN, since January 1990.
Mr. Smith is Chairman of Haury & Smith, Inc., Nashville, Tennessee, a home building company. He has been an officer of that company for over 20 years and has served as its Chairman of the Board since 2003.
Mr. Wick was employed by NCR Corporation from 1966 to 1994, when he retired. He continued to provide consulting services on a part-time basis to NCR into 1997. He is the owner of Wick and Associates, a business consulting firm, is a member of the Ohio Board of Education, and serves as a director for the Ohio Harness Horseman’s Association.
EXECUTIVE OFFICERS
The following table sets forth certain information (ages as of September 30, 2005) regarding our executive officers.

			Employee of
Name	Age	Position	the FHLBank Since
David H. Hehman	56	President and Chief Executive Officer	1977
Sandra E. Bell	48	Executive Vice President and Chief Financial Officer	2004
Nicholas L. Berning	59	Senior Vice President-Controller	1980
Carole L. Cossé	58	Senior Vice President-Treasurer	1979
Andrew S. Howell	44	Senior Vice President-Credit Services	1989
Paul J. Imwalle	57	Senior Vice President-Member Services	1974
R. Kyle Lawler	47	Senior Vice President-Mortgage Purchase Program	2000
Carol M. Peterson	66	Senior Vice President-Housing & Community Investment	1974
Thomas F. Schlager	58	Senior Vice President-Bank Operations	1980
Except as described below, all of the executive officers named above have held their current positions for at least the past five years.

Mr. Hehman became President and Chief Executive Officer of the FHLBank in March 2003. Prior to that, he had served as the Bank’s Executive Vice President and Chief Financial Officer since March 1997.
Ms. Bell joined the FHLBank as its Executive Vice President and Chief Financial Officer in April 2004. Prior to that, she had served as Managing Director of Deutsche Bank Securities, Inc. (and its affiliates), an investment banking firm, from August 1991 to April 1, 2004.
Mr. Lawler joined the FHLBank in his current position in June 2000. He previously had served as Vice President of Portfolio Services at GE Capital Mortgage Corporation, a mortgage insurance company, from February 1996 to June 2000.
As President, Mr. Hehman serves at the pleasure of the Board of Directors. All other executive officers serve at the discretion of the President.
AUDIT COMMITTEE FINANCIAL EXPERT
The Board of Directors has determined that Mr. John W. Kozak, Chairman of the Audit Committee, and Committee members Mr. Richard C. Baylor and Mr. James R. Powell have the relevant accounting and related financial management expertise and independence, and therefore are qualified, and have been designated by the Board of Directors to serve as Audit Committee financial experts within the meaning of the regulations of the SEC.
During the third quarter of 2005, Mr. Kozak notified the FHLBank that he would not stand for re-election as a director of the FHLBank. Mr. Kozak’s term as a director expires on December 31, 2005.
CODES OF ETHICS
The Board of Directors has adopted a “Code of Ethics for Senior Financial Officers” which applies to the President, Chief Financial Officer, Senior Vice President – Controller, and all other senior management. This policy serves to promote honest and ethical conduct, proper disclosure of financial information in the FHLBank’s financial reports and compliance with applicable laws, rules and regulations.
The Board of Directors has also adopted a “Standards of Conduct” policy, which applies to all employees. The purpose of this policy is to promote a strong ethical climate that protects the FHLBank against fraudulent activities and fosters an environment in which open communication is expected and protected.

Item 6. Executive Compensation.
SUMMARY INFORMATION
The following table sets forth, for the fiscal years indicated, compensation paid by the FHLBank to David H. Hehman, the FHLBank’s President, and the FHLBank’s four other most highly compensated executive officers who were serving as such at the end of 2004. The persons listed are sometimes referred to as the “named executive officers.”
Summary Compensation Table

		Annual Compensation
Name and Principal				Other Annual	All Other
Position	Year	Salary	Bonus	Compensation (2)	Compensation (3)

David H. Hehman	2004	$478,980	$283,226	$—	$45,959
President	2003	451,346	287,002	—	36,651
	2002	305,577	159,500	—	24,867

Sandra E. Bell (1)	2004	238,673	134,459	333,321	—
Executive Vice President and Chief Financial Officer

Carole L. Cossé	2004	194,442	74,927	—	16,341
Senior Vice President-Treasurer	2003	190,413	77,900	—	15,917
	2002	174,885	74,872	—	13,513

R. Kyle Lawler	2004	183,577	71,939	—	11,659
Senior Vice President-Mortgage	2003	177,808	75,522	—	9,071
Purchase Program	2002	164,000	71,832	—	6,389

Paul J. Imwalle	2004	163,928	63,631	—	13,922
Senior Vice President-Marketing	2003	163,290	68,100	—	13,722
and Communications	2002	153,192	65,416	—	11,839

(1)	Ms. Bell joined the FHLBank in April 2004.

(2)	Amount for Ms. Bell represents moving and relocation expenses of $182,572 and a gross up of $150,749 for related payroll taxes. For all other named executive officers, none, other than perquisites that did not exceed the lesser of $50,000 or 10 percent of salary and bonus.

(3)	Represents contributions made by the FHLBank to qualified and non-qualified defined contribution plans.
EXECUTIVE INCENTIVE COMPENSATION PLAN
The FHLBank has an Executive Incentive Compensation Plan pursuant to which annual cash bonuses are determined for the FHLBank’s senior officers and certain other key employees. Awards to the FHLBank’s President and Executive Vice President and Chief Financial Officer are based upon achievement of specified, objective FHLBank-wide performance goals; awards to other participants are based upon a combination of FHLBank and individual goals. The objective performance measures and goals for a year, as well as participants’ award opportunities as a percent of base salary, are established at the beginning of each year by the Personnel Committee of the Board of Directors. With limited exceptions, a participant must be employed by the FHLBank on the last day of the year to receive an award.
LONG-TERM COMPENSATION AWARDS
In March 2005, the FHLBank’s Board of Directors adopted an Executive Long-Term Incentive Plan that will provide senior officers with cash compensation if specified performance goals are achieved over the course of a three-year period. The first performance period runs from January 1, 2005 through December 31, 2007. The Board intends to establish new three-year performance periods beginning on each subsequent January 1. For the initial performance period, the performance goals are tied to three performance measures: profitability; market penetration of Advances to members; and member participation in certain mission-related programs. Award opportunities, equal to a percentage of each participant’s base salary, are set at the beginning of each performance period. The Plan permits additional discretionary awards to recognize extraordinary performance or to address competitive compensation practices in the labor market. Generally, a participant must be employed by the FHLBank on the last day of the performance period to be eligible for an award for that period and, unless otherwise approved by the Board, also must be employed on the date that the final awards for the period are approved in order to receive the award. In the event of retirement, death, or disability, the Board may approve a pro rata award for a performance period.
Because the FHLBank’s capital stock may be owned only by its member institutions, there are no stock option, restricted stock or other long-term equity compensation awards.
PENSION PLANS
The FHLBank participates in the Pentegra Defined Benefit Plan for Financial Institutions (formerly known as the Financial Institutions Retirement Fund), a tax-qualified defined benefit plan, and has also established the Benefit Equalization Plan (BEP), a non-qualified supplemental executive retirement plan. The BEP ensures that participants receive the full benefits to which they would have been entitled under the qualified plan in the absence of the limitations imposed by the Internal Revenue Service.
The following table shows estimated annual benefits payable upon retirement at age 65 from the combined Pentegra Defined Benefit Plan for Financial Institutions and BEP, and is calculated in accordance with the formula currently in effect for specified years-of-service and remuneration for participating in both plans. Such computations do not include any reduction for Social Security benefits.
Pension Plan Table

Years of Service (2)
Remuneration (1)		15	20	25	30	40	50

$	100,000	$37,500	$50,000	$62,500	$75,000	$100,000	$125,000
	200,000	75,000	100,000	125,000	150,000	200,000	250,000
	300,000	112,500	150,000	187,500	225,000	300,000	375,000
	400,000	150,000	200,000	250,000	300,000	400,000	500,000
	500,000	187,500	250,000	312,500	375,000	500,000	625,000
	600,000	225,000	300,000	375,000	450,000	600,000	750,000
	700,000	262,500	350,000	437,500	525,000	700,000	875,000
	800,000	300,000	400,000	500,000	600,000	800,000	1,000,000
	900,000	337,500	450,000	562,500	675,000	900,000	1,125,000
	1,000,000	375,000	500,000	625,000	750,000	1,000,000	1,250,000

(1)	Includes Salary and Bonus as shown in the Summary Compensation Table.

(2)	At December 31, 2004, the credited years of benefit service for the named executive officers were 26 years for Mr. Hehman; 0 years for Ms. Bell; 24 years for Ms. Cossé; 3 years for Mr. Lawler; and 30 years for Mr. Imwalle.
EMPLOYMENT ARRANGEMENTS
Ms. Bell began employment with the FHLBank as its Executive Vice President and Chief Financial Officer in April, 2004 having accepted an offer letter from the FHLBank for “at will” employment that provides for her starting salary ($315,000 per year); for her participation in the FHLBank’s annual bonus plan for executive officers, non-qualified retirement plan and other health and welfare benefit plans; and for payment of various relocation, temporary housing and related benefits. Ms. Bell has a deferred compensation agreement with the FHLBank that provides her with a supplemental retirement benefit of $250,000, plus interest credited from time to time on the balance. This benefit vests in full after five years of service or if, prior to that time, the FHLBank terminates Ms. Bell’s employment without “cause” (as defined in the agreement). Distributions are made in accordance with the BEP as described in the above “Pension Plans” section. If Ms. Bell becomes disabled or dies while employed or voluntarily terminates her employment for “good reason” (as defined in the agreement), in each case before becoming vested in the benefit, she or her beneficiary will be entitled to a pro rata portion of the benefit calculated by dividing her then-credited years of service by five. Ms. Bell will forfeit the benefit if, before the benefit vests, she terminates her employment without good reason or the FHLBank terminates her employment for cause.
COMPENSATION OF DIRECTORS
In accordance with Finance Board Regulations and the Act, the FHLBank has established a formal policy governing the compensation and travel reimbursement provided its directors. The goal of the policy is to compensate members of the Board of Directors for work performed on behalf of the FHLBank. Under this policy, compensation is comprised of per meeting fees which are subject to an annual cap by regulation. The fees compensate directors for time spent reviewing materials sent to them on a periodic basis, for preparing for meetings, for participating in any other activities for the FHLBank and for actual time spent attending the meetings of the Board of Directors and its committees. Directors are also reimbursed for reasonable FHLBank-related travel expenses. Total directors’ fees and travel expenses incurred by the FHLBank during 2004, 2003, and 2002 were $271,000 and $238,000, $271,000 and $207,000, and $235,000 and $204,000, respectively. The following table sets forth the per meeting fees and the annual caps established for 2005:

	Per Meeting Fee	Annual Cap
Chair	$3,700	$28,364
Vice Chair	2,900	22,692
Other Members	2,250	17,019
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
The Personnel Committee of the FHLBank’s Board of Directors is charged with responsibility for the FHLBank’s compensation policies and programs. For 2004, this Committee was composed of Robert T. Bennett (Chair), Charles Beach, Jr., Charles J. Koch, Charles J. Ruma, Stephen B. Smith and Jerry Taylor, none of whom was (at that time or previously) an officer or employee of the FHLBank. For 2005, this Committee is composed of Charles J. Koch (Chair), Charles Beach, Jr., William Y. Carroll, Stephen D. Hailer, and Stephen B. Smith, none of whom is (or previously was) an officer or employee of the FHLBank. None of the FHLBank’s executive officers served nor serve on the board of directors or the compensation committee of any entity whose executive officers served on the FHLBank’s Personnel Committee or Board of Directors. Except as follows, there were no relationships requiring disclosure under applicable rules and regulations.
On June 27, 2005, the FHLBank repurchased $125 million of excess stock owned by Charter One Bank, N.A., as further described in “Item 4. Security Ownership of Certain Beneficial Owners and Management” on page 137. Additionally, the FHLBank is in the process of negotiating an interest rate swap master agreement with the Royal Bank of Scotland, PLC, the ultimate parent of Charter One; this agreement is expected to be on terms that are substantially similar to those in swap agreements with other institutional counterparties. Mr. Koch, the Chair of the FHLBank’s Compensation Committee, is Chairman of Charter One and a director of the Royal Bank of Scotland.

Item 7. Certain Relationships and Related Transactions.
Because we are a cooperative, capital stock ownership is a prerequisite to transacting any business with us. Furthermore, a majority of our directors are elected by our membership, and are officers of our members. Therefore, transactions with all shareholders are part of the ordinary course of our business.
The following table presents information on our five largest Advance holding members at September 30, 2005 and at December 31, 2004, 2003 and 2002.

			Advances Par	Percent of
	Name	Location	(Dollars in millions)	Total Advances
September 30, 2005	Charter One Bank, N.A. (1)	Cleveland, OH	$9,652	22.3%
	U.S. Bank, N.A.	Cincinnati, OH	4,509	10.4
	Ohio Savings Bank	Cleveland, OH	3,923	9.1
	National City Bank	Cleveland, OH	3,254	7.5
	Fifth Third Bank	Cincinnati, OH	3,045	7.1

	Total		$24,383	56.4%

December 31, 2004	Charter One Bank, N.A. (1)	Cleveland, OH	$8,527	20.8%
	Fifth Third Bank	Cincinnati, OH	4,345	10.6
	Ohio Savings Bank	Cleveland, OH	3,912	9.6
	U.S. Bank, N.A.	Cincinnati, OH	3,208	7.9
	National Bank of Commerce	Memphis, TN	2,629	6.4

	Total		$22,621	55.3%

December 31, 2003	Charter One Bank, N.A. (1)	Cleveland, OH	$9,164	21.9%
	U.S. Bank, N.A.	Cincinnati, OH	8,172	19.6
	Fifth Third Bank	Cincinnati, OH	4,278	10.2
	National Bank of Commerce	Memphis, TN	1,964	4.7
	Ohio Savings Bank	Cleveland, OH	1,296	3.1

	Total		$24,874	59.5%

December 31, 2002	U.S. Bank, N.A.	Cincinnati, OH	$8,498	22.2%
	Charter One Bank, N.A. (1)	Cleveland, OH	8,422	22.0
	Ohio Savings Bank	Cleveland, OH	2,655	7.0
	Fifth Third Bank	Cincinnati, OH	2,358	6.2
	National Bank of Commerce	Memphis, TN	1,506	3.9

	Total		$23,439	61.3%

(1)	Charles J. Koch, Chairman of the Board of Charter One Bank, has been a director (elected Chair March 17, 2005) of the FHLBank during each period. Advances made to Charter One Bank during the periods presented were on the same terms and rates available to other members with similar financial conditions.
The information presented in the table above relates to individual members and is not aggregated at the holding company level. Some of the institutions listed may have affiliates that are members of the FHLBank but that are not included in the table.
See also “Item 6. Executive Compensation – Compensation Committee Interlocks and Insider Participation” on page 142.

Item 8. Legal Proceedings.
We are subject to various pending legal proceedings arising in the normal course of business. Management does not anticipate that the ultimate liability, if any, arising out of these matters will have a material adverse effect on our financial condition or results of operations.
Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.
By law, only our members (and former members that typically have outstanding Mission Asset Activity in run-off) may own our stock. As a result, there is no public market for our stock. The par value of our capital stock is $100 per share. As of September 30, 2005, we had 740 member stockholders and 34,568 thousand shares of capital stock outstanding, all of which were Class B Stock.
We paid quarterly dividends for the noted periods as outlined in the table below. All of these dividends were paid in the form of capital stock, except that fractional share amounts were paid in cash.

(Dollars in thousands)	2005		2004		2003
		Percent Per		Percent Per		Percent Per
Quarter	Amount	Annum	Amount	Annum	Amount	Annum

First	$42,077	4.50	$35,921	4.00	$34,790	4.00
Second	45,328	4.88	36,387	4.00	35,527	4.00
Third	41,948	4.88	39,297	4.25	36,299	4.00
Fourth			40,052	4.25	36,690	4.00
We may pay dividends on our capital stock only out of retained earnings or current net earnings. Generally, our Board of Directors has discretion to declare or not declare dividends and to determine the rate of any dividend declared. However, we may not declare or pay a dividend if, after distributing the dividend, we would fail to meet any of our capital requirements. We also may not declare any dividend when we are not in compliance with all of our capital requirements or if we determine that the dividend would create a safety and soundness issue for the FHLBank.
We currently expect to continue to pay dividends at a spread above comparable short-term interest rates. Because our capital stock only may be purchased by member institutions, not individuals, we have no equity compensation plans.
Item 10. Recent Sales of Unregistered Securities.
From time-to-time the FHLBank provides letters of credit in the ordinary course of business to support members’ obligations issued in support of unaffiliated, third-party offerings of notes, bonds or other securities. The FHLBank provided $18.6 million, $43.1 million, $70.5 million and $181.1 million of such credit support during the first nine months of 2005 and during 2004, 2003 and 2002, respectively. To the extent that these letters of credit are securities for purposes of the Securities Act of 1933, their issuance is exempt from registration pursuant to section 3(a)(2) thereof.

Item 11. Description of Registrant’s Securities to be Registered.
The terms of the FHLBank’s Class B Stock are interwoven with our capital requirements and with the terms of our Capital Plan, which became effective on December 30, 2002, is attached as Exhibit 4 and is available on our Web site at www.fhlbcin.com. The Capital Plan is built around the concept of cooperative capital, with the goal of best deploying the excess capital that exists after the FHLBank’s capital requirements are met to facilitate the utilization of FHLBank services. Summaries of the capital requirements and of relevant portions of the Capital Plan are provided below as background for the description of the material terms of the Class B Stock that follows.
CAPITAL REQUIREMENTS AND THE CAPITAL PLAN
Regulatory Capital Requirements
The Act requires that each FHLBank maintain permanent capital and total capital in sufficient amounts to comply with specified, minimum risk-based capital and leverage capital requirements.
▪	Permanent capital is defined as the amount paid for the FHLBank’s Class B Stock plus the FHLBank’s retained earnings. Permanent capital must at least equal the FHLBank’s risk-based capital requirement, which is defined as the sum of credit risk, market risk and operations risk capital requirements. Each of these risks is measured by the FHLBank in accordance with guidelines in the Regulations. Generally, the FHLBank’s:
1.	Credit risk capital is the sum of our credit risk charges for all assets, off-balance sheet items and derivative contracts, calculated using the methodology and risk weights assigned to each classification in the Regulations;

2.	Market risk capital is the sum of the market value of our portfolio at risk from movements in interest rates, foreign exchange rates, commodity prices and equity prices that could occur during periods of market stress and the amount by which the market value of total capital is less than 85 percent of the book value of total capital; and

3.	Operations risk capital is 30 percent of the sum of our credit risk and market risk capital requirements.
▪	Total capital is defined as permanent capital plus a general allowance for losses plus any other amounts determined by the Finance Board to be available to absorb losses. Total capital must equal at least four percent of total assets.

▪	Leverage capital is defined as 150 percent of permanent capital plus the sum of all other components of capital. Leverage capital must equal at least five percent of total assets.
From time to time, for reasons of safety and soundness, the Finance Board may require one or more individual FHLBanks to maintain more permanent capital or total capital than is required by the Regulations.
Investment Requirements and Stock Accounts
Our members are required to hold enough shares of Class B Stock to ensure that we remain in compliance with our capital requirements. A member’s Required Shares consist of two components – shares held in the member’s Membership Stock Account plus shares held in its Activity Stock Account. Any shares owned by a member in excess of the Required Shares are held in the member’s Excess Stock Account.
▪	Membership Stock Account. The number of shares of Class B Stock required to be held as a condition of membership in the FHLBank is a percentage of each member’s total assets, calculated on a sliding scale (established from time to time by our Board of Directors) through a range of percentages that decrease as a member’s total assets increase. The current range of percentages is from 0.03 percent to 0.15 percent.

If a member’s membership stock requirement increases and the member has no available excess stock, the member must purchase additional shares. A member may not use the FHLBank’s excess stock or shares in its Activity Stock Account to satisfy its membership stock requirement. If the number of membership shares required to be held by a member decreases, the excess shares are allocated to the member’s Activity Stock Account until the maximum number of shares allowed in that Account is reached. Any remaining shares then are allocated to the member’s Excess Stock Account.

▪	Activity Stock Account. A member currently must hold shares of Class B Stock in its Activity Stock Account equal in value to at least the Minimum Allocation Percentage of the member’s Mission Asset Activity but not more than the Maximum Allocation Percentage. The Minimum Allocation Percentage is currently two percent for Advances and Guaranteed Funds and Rate Advance Commitments and zero percent for the Mortgage Purchase Program of the member’s Mission Asset Activity. The Maximum Allocation Percentage is currently four percent for all Mission Asset Activity. We may adjust the Minimum and Maximum Allocation Percentages.

A member’s Mission Asset Activity is defined as (a) the outstanding principal balance of Advances, (b) Guaranteed Funds and rate Advance Commitments and (c) the unpaid principal balances of mortgages purchased and Mandatory Delivery Contracts initiated under the Mortgage Purchase Program after the effective date of the Capital Plan (December 30, 2002).

Increased Mission Asset Activity always must be capitalized at the Maximum Allocation Percentage with some combination of shares in the member’s Activity Stock and Excess Stock Accounts and the FHLBank’s excess stock. Shares are allocated in the following manner:
1.	the member’s Excess Stock Account is first used to the extent shares are available;

2.	next, the member must use the FHLBank’s excess stock to the extent available and permissible under the Capital Plan; and

3.	finally, once a member has exhausted its ability to utilize its own excess stock, as well as the FHLBank’s, the member is required to purchase additional shares of capital stock in accordance with the Capital Plan.
When excess stock is used to capitalize increased Mission Asset Activity, shares in the member’s Excess Stock Account are re-allocated to the member’s Activity Stock Account, at the Maximum Allocation Percentage, to the extent available. If the member’s Mission Asset Activity decreases and, after the decrease, the value of the member’s Activity Stock Account is less than the Maximum Allocation Percentage, the number of shares in the member’s Activity Stock Account is not adjusted. On the other hand if, after the decrease, the value of the member’s Activity Stock Account exceeds the Maximum Allocation Percentage, the shares in excess of the Maximum Allocation Percentage are re-allocated to the member’s Excess Stock Account.

▪	Member Excess Stock Account. A member’s Excess Stock Account is comprised of the total number of shares of Class B Stock owned by the member minus both:
1.	the shares the member is required to hold in its Membership Stock Account; and

2.	the number of shares which would be in the member’s Activity Stock Account if it held shares at the Maximum Allocation Percentage.
If a member has a positive Excess Stock Account balance, all of the member’s excess shares that are not reserved for the member’s exclusive use or the subject of a redemption or withdrawal notice become part of the pool of the FHLBank’s excess stock and generally may be used by any member to capitalize increased Mission Asset Activity (see “FHLBank Excess Stock” below). A member has exclusive use of any shares received as a stock dividend, and that are allocated to its Excess Stock Account, for three months after the dividend is paid. If a member’s Excess Stock Account balance is negative, the member owns no excess stock and is using some of the FHLBank’s excess stock to capitalize its Mission Asset Activity.

▪	FHLBank Excess Stock. Our excess stock consists of the total number of shares of Class B Stock owned by all members minus:
1.	the shares of stock allocated to all members’ Membership Stock Accounts;

2.	the number of shares which would be in all members’ Activity Stock Accounts if all of those Accounts held shares at the Maximum Allocation Percentage;

3.	excess shares that are reserved for members’ exclusive use; and

4.	excess shares that are the subject of members’ redemption and withdrawal notices.
Generally, all members are able to draw on the FHLBank’s excess stock to capitalize increased Mission Asset Activity, subject to the rules described under “Activity Stock Account” above. However, no member may use more than $200 million of the FHLBank’s excess stock at any time. If a member has reached the $200 million limitation and wishes to increase its Mission Asset Activity, it must purchase additional shares of Class B Stock at the Maximum Allocation Percentage. We may adjust the $200 million limitation from time to time.

Furthermore, we have the discretion at any time to prohibit members’ use of either their own or the FHLBank’s excess stock for any purpose. We are required to do so if not in compliance with any of our capital requirements and may do so if we determine that there is insufficient excess stock available. In either case, regardless of whether a member has a positive balance in its Excess Stock Account, the member must purchase additional shares of Class B Stock to meet an increased membership stock requirement or to capitalize increased Mission Asset Activity.
Concept of Cooperative Capital
The use of FHLBank Excess Stock represents the capitalization of a member’s additional Mission Asset Activity with capital stock that is not currently supporting other members’ Mission Asset Activity. The capitalization of additional Mission Asset Activity using the FHLBank’s Excess Stock represents the member’s use of stock that may actually be owned by other members. Such capitalization is a cooperative use of FHLBank Excess Stock. Because we must capitalize all assets with at least 4.00 percent capital, a member’s cooperative use of FHLBank Excess Stock occurs when the member’s Activity Stock as a percent of the principal amount of its Mission Asset Activity falls below 4.00 percent. When a member has its own excess stock, the member’s additional Mission Asset Activity would be capitalized by the Member’s Excess Stock (which would decrease the amount of FHLBank Excess Stock), but it would not be a cooperative use of the FHLBank’s Excess Stock.
When there is a cooperative use of FHLBank Excess Stock, we do not track which member(s) own the excess stock that a member is utilizing to capitalize Mission Asset Activity. Each Member’s Excess Stock is pooled into FHLBank Excess Stock, which is then made available to all members, under certain conditions, to provide capital for additional Mission Asset Activity.
We do not charge any fees, either directly or indirectly, for a member to cooperatively use the FHLBank’s Excess Stock to capitalize Mission Asset Activity. Once an amount of the FHLBank’s Excess Stock is used cooperatively to capitalize Mission Asset Activity, other members lose the opportunity to use that amount of FHLBank Excess Stock for capitalization of their own Mission Asset Activity (unless there is a reduction in the amount of Mission Asset Activity).
At the extreme, a member may have its own excess stock, but if enough of the FHLBank’s Excess Stock had been cooperatively used to capitalize Mission Asset Activity (i.e., if the amount of FHLBank Excess Stock falls to a low enough level such that we suspend the cooperative use feature of the Capital Plan), the individual Member’s Excess Stock would be unavailable to the member to capitalize any of its additional Mission Asset Activity. When this occurs, even though the member would have its own individual excess stock amount, it would be required to purchase additional activity stock of at least 4.00 percent (based on current requirements) for any of its new Mission Asset Activity.
To maintain compliance with our capital regulations, the FHLBank is permitted to adjust the range of the Membership Stock Account and/or Activity Stock Account requirements. Any changes to the Activity Stock requirement may be applied only to new Mission Asset Activity.
We also may repurchase excess stock at any time, subject to the conditions of the Capital Plan described herein.

Amendments to the Capital Plan: Periodic Review
Our Board of Directors may amend the Capital Plan from time to time. Any amendment must be submitted to and approved by the Finance Board before it becomes effective. In addition, the Board of Directors is required to monitor the number of shares of Class B Stock required to be held in members’ Membership Stock and Activity Stock Accounts and to adjust these amounts as necessary to ensure that the FHLBank complies with its capital requirements. The Board of Directors also must review the Capital Plan at least annually to determine if any amendments are required.
THE CLASS B STOCK
Currently, our only authorized class of capital stock is our Class B Stock, par value $100 per share. We have the right in the future, with Finance Board approval, to issue Class A Stock or subclasses of Class B Stock. All shares of Class B Stock are issued at their par value, and there is no limit on the number of shares of Class B Stock that we may issue or have outstanding.
Shares of Class B Stock are not certificated and are held in book entry form on the register of the FHLBank. We act as transfer agent for the Class B Stock.
Holders of the Class B Stock collectively own the entire retained earnings, surplus, undivided profits and equity reserves of the FHLBank but have no right to receive any of these except through the declaration of dividends or capital distributions by our Board of Directors or upon liquidation of the FHLBank.
Voting Rights
We are currently authorized to maintain a Board of Directors with a total of sixteen directors, ten of whom are elected by the members and six of whom are appointed by the Finance Board. The Finance Board allocates elective directorships to each Fifth District state based on the number of Required Shares held by members in the three states at the end of the preceding calendar year. Directors serve for three-year terms, with approximately one-third of the terms expiring each year.
The Federal Home Loan Bank Act establishes rules governing the statewide election of industry directors. Under the Act, the number of votes a member may cast is based on its Required Shares of capital stock. For each director elected from a member’s state, the member has one vote for each of its Required Shares, but not to exceed the average number of Required Shares held by all members in that state, based in each case on the number of shares held at the end of the preceding year. As a result, the number of votes a member may cast is less than its Required Shares when its Required Shares exceed the statewide average. There is no cumulative voting in the election of directors.
For example, in 2005 the FHLBank conducted an election of industry directors in the state of Ohio. The cumulative Required Shares of capital stock from the 317 Ohio members eligible to participate in the election totaled 19,165,119 producing an average of 60,457. The Required Shares of capital stock for 30 of these members exceeded 60,457. Accordingly, these 30 members lost an aggregate 15,386,269 votes due to the averaging restriction rule. The number of lost votes for each of the 30 members ranged from 929 to 3,902,310. (Directors’ terms are staggered so that the terms of approximately one-third of the industry directors expire every year. There were no directors elected by vote in Kentucky and Tennessee in 2005.) This process has the effect of leveling the relative voting powers of larger and smaller members of the FHLBank, in furtherance of the FHLBank’s mission to provide housing finance to institutions of all sizes in the District.
Each member is entitled to one vote on any other business brought before an annual or special meeting of the FHLBank’s stockholders.
Dividends
We may only pay dividends out of retained earnings or current net earnings. Generally, the Board of Directors has discretion to declare or not declare dividends and to determine the rate of any dividend declared. However, the

Board of Directors may not declare or pay a dividend that results in the FHLBank not meeting any of its capital requirements. Moreover, the Board of Directors may not declare any dividend when the FHLBank is not in compliance with all of its capital requirements or if we determine that the dividend would create a safety and soundness issue.
Dividends may be paid in additional shares of Class B Stock, in cash, in a combination of the two or in any other form selected by the Board of Directors. Dividends are not cumulative.
Redemptions and Repurchases
Generally, the Class B Stock is redeemable on five years’ written notice from a member to the FHLBank. In addition, we have the right to repurchase all or any part of a member’s excess stock on five days’ prior written notice. All redemptions and repurchases must be made at the Class B Stock’s par value of $100 per share. As described in “Restrictions on Redemptions and Repurchases” below, there are certain circumstances under which we may not redeem or repurchase shares of Class B Stock.
▪	Redemption of Members’ Excess Stock. A member may at any time file one or more redemption notices with the FHLBank requesting redemption of some or all of its shares of Class B Stock. Although any shares may be the subject of a redemption notice, only shares that are held in the member’s Excess Stock Account at the end of the redemption period may be redeemed. A member continues to receive dividends on shares that have been targeted for redemption and, if the dividends are paid in shares of stock, also may target those dividend shares for redemption. The member may not have more than one redemption notice outstanding at any time covering the same shares of Class B Stock.

A redemption notice is cancelled automatically if and to the extent that, at the end of the redemption period, the FHLBank cannot redeem all of the shares covered by the notice because the member will not have sufficient Required Shares after the redemption.

At the end of the five-year redemption period, assuming that the redemption notice has not been cancelled, that the targeted shares have not already been repurchased by us and that we are not then prohibited from redeeming shares, the FHLBank must redeem the excess shares covered by the notice and make payment to the member in immediately available funds. If at any time we are unable to redeem all shares of Class B Stock that are the subject of members’ redemption notices, we must honor the redemption requests in the order received.

▪	Repurchase of Members’ Excess Stock. We may repurchase all or part of members’ excess stock on five days’ written notice to each affected member. If we decide to repurchase excess stock, we must first repurchase any shares covered by effective redemption notices that have not been fully honored. We then may repurchase shares for which members have filed redemption notices that are not yet effective. If we decide to repurchase more shares than members have tendered for redemption, the additional shares must be repurchased pro rata from members with positive balances in their Excess Stock Accounts. Any repurchases of Class B Stock are at the sole discretion of the FHLBank.
Termination of Membership in the FHLBank
A member may withdraw voluntarily on five years’ written notice to the FHLBank. Under certain circumstances, we may terminate a member’s membership without prior notice.
▪	Voluntary Withdrawal. A member wishing to withdraw its membership in the FHLBank must submit a written withdrawal notice to us. We, in turn, are required to send a copy of the withdrawal notice to the Finance Board.

During the five-year withdrawal period, the member is entitled to its regular membership rights, including the right to vote and to receive dividends. At the end of the withdrawal period, the member’s membership rights, other than the right to receive dividends on any unredeemed shares, terminate and we must redeem, at their par value and less any amounts owed to us, the shares of Class B Stock that were held by the member on the date of the withdrawal notice.

If a member purchases any shares or acquires additional shares as stock dividends after the date of its original withdrawal notice, five-year withdrawal periods begin automatically for those shares on the dates they are acquired. We have discretion to repurchase the newly acquired shares earlier to the extent that they are, or become, excess stock.

We may not redeem or repurchase shares held by a withdrawing member to the extent that those shares are required to support continuing obligations of the withdrawing member to the FHLBank. See “Additional Withdrawal Conditions” below. In addition, the restrictions described under “Restrictions on Redemptions and Repurchases” could prevent us from redeeming shares at the end of a withdrawal period. If at any time we are unable to redeem all shares of Class B Stock that are the subject of members’ withdrawal notices, we must honor the notices in the order in which they became effective.

▪	Involuntary Withdrawal. The Board of Directors may terminate membership of an institution that (a) has not complied with any provision of the Capital Plan, the Act or the Regulations, (b) has become insolvent or (c) would jeopardize the safety and soundness of the FHLBank if it were to remain a member. In such an event, membership terminates as of the date the Board of Directors acts, and the institution loses all its membership rights except the right to receive dividends until its Class B Stock is redeemed.

A five-year redemption period for the shares of Class B Stock then held by the former member begins on the date its membership terminates. At the end of the period, we must redeem those shares at their par value, less any amounts owed the FHLBank. Five-year redemption periods automatically begin for any shares acquired as stock dividends after membership terminates. We have discretion to repurchase these additional shares earlier to the extent that they are not required to support any indebtedness of the former member to, or business transaction with, the FHLBank.

The repurchase of a former member’s shares is subject to the requirements described below under “Additional Withdrawal Conditions” and “Restrictions on Redemptions and Repurchases.”

▪	Additional Withdrawal Conditions. Any amounts owed to the FHLBank must be offset against payment for a member’s shares of Class B Stock when the member withdraws, either voluntarily or involuntarily, as a member. To the extent that shares of Class B Stock held by a withdrawing member are required to support (at up to the Maximum Allocation Percentage) any indebtedness of the member to, or business transaction of the member with, the FHLBank, we may not redeem or repurchase those shares until the indebtedness has been paid or the business transaction settled. For this purpose, all shares of Membership Stock held on the date of withdrawal and all shares subsequently received in the form of a capital stock dividend are first allocated to the former member’s Activity Stock Account until the Maximum Allocation Percentage is reached. Next, the shares are allocated to the Member’s Excess Stock Account and, thus, are subject to repurchase at our discretion. As the former member’s obligations to the FHLBank decrease, shares in excess of the Maximum Allocation Percentage may be repurchased assuming that, at the time, there are no restrictions on redemptions. Nonetheless, the member’s membership in, and rights as a member of, the FHLBank terminate on the applicable date, despite the fact that the institution continues to hold shares of Class B Stock.

▪	Rejoining. With certain limited exceptions, a member that has divested, or been divested of, all shares of our or another FHLBank’s capital stock may not rejoin or acquire shares of our or any other FHLBank’s stock for five years after the divestiture is complete.
Restrictions on Redemptions and Repurchases
Under certain circumstances, we may not redeem or repurchase any shares of our Class B Stock, even if the required five-year redemption or withdrawal period has ended and the shares are in excess of those required to support a member’s membership in and activity with, or a former member’s continuing obligations to, the FHLBank.
▪	We may not redeem or repurchase shares of Class B Stock if we are not then in compliance with any of our minimum capital requirements or if, after the redemption or repurchase, we would not meet any of those capital requirements.

▪	Even if we are in compliance with our capital requirements, we may not redeem or repurchase shares of Class B Stock without prior Finance Board approval if we have incurred, or are likely to incur, losses that result in the value of total equity falling, other than temporarily, below our aggregate capital stock amount.

▪	We may suspend redemptions of shares of Class B Stock if we believe that continued redemptions would cause us not to meet our minimum capital requirements, prevent us from maintaining adequate capital against potential risks or otherwise prevent us from operating in a safe and sound manner. We must notify the Finance Board if we suspend redemptions. During the time that redemptions are suspended, we may not repurchase any shares of Class B Stock without Finance Board permission.
Transfers
With the FHLBank’s prior approval, a member with a positive balance in its Excess Stock Account may transfer any of those shares to another member or to an institution that has been approved for membership. A member wishing to transfer all, or a portion of, its Excess Stock Account must submit a request in writing at least 30 days prior to the desired date of transfer. Shares of Class B Stock may not be transferred to any other persons or entities. All transfers must be made at the Class B Stock’s par value of $100 per share.
Consolidation of Members
If two or more members consolidate into one institution, the Class B Stock of the disappearing member(s) transfers to the surviving member and is allocated as appropriate to that member’s Stock Accounts.
If a member consolidates with and into a member of another FHLBank, the disappearing member’s membership generally terminates when its charter is cancelled. Similarly, if a member consolidates with and into an institution that is not a member of any FHLBank, the member’s membership terminates when its charter is cancelled, unless the surviving institution applies to become, and is accepted as, a member of the FHLBank. In each case, the FHLBank may not redeem or repurchase any of the disappearing member’s Class B Stock that is required to support remaining indebtedness to or business transactions with the FHLBank until all of that indebtedness or those transactions have been extinguished or settled.
Liquidation Rights
If the FHLBank is liquidated, holders of Class B Stock are entitled to receive any retained earnings, surplus, undivided profits, equity reserves and other net proceeds of the liquidation in proportion to their respective shares of then-outstanding Class B Stock.
Class B Stock Not Convertible
The Class B Stock is not convertible into any other class of stock or other security.
Calls and Assessments
Issued shares of Class B Stock are not subject to future assessments by the FHLBank. However, an increase by the FHLBank in the number of shares members are required to hold in their Membership Stock Accounts or in the minimum number of shares required in members’ Activity Stock Accounts would, in effect, constitute a “capital call” on members to purchase additional shares of Class B Stock.

Item 12. Indemnification of Directors and Officers.
The FHLBank’s bylaws provide that a director or officer shall be indemnified against all loss, liability, expense (specifically including reasonable attorneys’ fees), judgments, fines, and amounts paid in settlement reasonably incurred by the director or officer in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, arising from his or her position as a director or officer of the FHLBank or because of service at the request of the FHLBank as a director, officer, employee or agent of another entity, if the director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the FHLBank and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.
Similar indemnification is required, to the extent not prohibited by law, in connection with actions by or in the right of the FHLBank. A person is not deemed to have had reasonable cause to believe that his or her conduct was unlawful unless the person acted in knowing, willful or reckless violation of the law. Indemnification will not be paid until a determination that the applicable standards have been met is made by (1) the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the action involved; (2) independent legal counsel in a written opinion, if such a quorum of directors is not obtainable or if a quorum of disinterested Directors so directs; or (3) the stockholders. Upon an undertaking to repay the FHLBank under certain circumstances and to cooperate with the FHLBank concerning the proceeding, expenses incurred by a director or officer in defending the proceeding shall be paid by the FHLBank in advance, to the extent not prohibited by applicable law. The FHLBank also maintains director and officer liability insurance. There are no individual indemnification agreements with directors or officers.

Item 13. Financial Statements and Supplementary Data.
INTERIM FINANCIAL STATEMENTS for the Three and Nine Months Ended September 30, 2005 and 2004
FEDERAL HOME LOAN BANK OF CINCINNATI
STATEMENTS OF CONDITION
(In thousands, except par value)
(Unaudited)

	September 30,	December 31,
	2005	2004
ASSETS
Cash and due from banks	$4,963	$11,262
Interest-bearing deposits	4,042,414	5,781,266
Securities purchased under agreements to resell	—	700,000
Federal funds sold	6,249,000	7,542,800
Trading securities	6,705	8,463
Available-for-sale securities (a)	1,262,010	910,592
Held-to-maturity securities includes $0 and $100,562 pledged as collateral in 2005 and 2004 that may be repledged (b)	11,917,705	11,711,842
Advances	43,409,426	41,300,942
Mortgage loans held for portfolio, net	8,674,290	8,370,495
Accrued interest receivable	226,388	185,828
Equipment and leasehold improvements, net	7,663	6,485
Derivative assets	244	84
Other assets	47,474	46,469

TOTAL ASSETS	$75,848,282	$76,576,528

LIABILITIES AND CAPITAL
Interest-bearing deposits:
Demand and overnight	$853,716	$898,681
Term	81,350	115,500
Other	15,916	17,460

Total interest-bearing deposits	950,982	1,031,641

Consolidated Obligations, net:
Discount Notes	17,452,039	18,632,320
Bonds	52,320,127	51,818,345

Total Consolidated Obligations, net	69,772,166	70,450,665

Mandatorily redeemable capital stock	410,119	34,344
Accrued interest payable	487,143	389,458
Affordable Housing Program	87,218	88,919
Payable to REFCORP	13,953	15,110
Derivative liabilities	407,788	530,954
Other liabilities	69,613	72,274

Total liabilities	72,198,982	72,613,365

Commitments and contingencies (Note 13)

CAPITAL
Capital stock – Class B putable ($100 par value) issued and outstanding shares:
34,568 and 37,999 shares in 2005 and 2004	3,456,794	3,799,852
Retained earnings	194,766	167,540
Accumulated other comprehensive income:
Net unrealized gain (loss) on available-for-sale securities	1,879	(90)
Other	(4,139)	(4,139)

Total capital	3,649,300	3,963,163

TOTAL LIABILITIES AND CAPITAL	$75,848,282	$76,576,528

(a)	Amortized cost: $1,260,131 and $910,682 at September 30, 2005 and December 31, 2004, respectively.

(b)	Fair values: $11,730,677 and $11,719,733 at September 30, 2005 and December 31, 2004, respectively.
The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF CINCINNATI
STATEMENTS OF INCOME
(In thousands)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004

INTEREST INCOME:
Advances	$402,398	$212,571	$1,072,410	$519,795
Prepayment fees on Advances, net	97	32,478	294	49,626
Interest-bearing deposits	31,093	25,421	102,978	62,170
Securities purchased under agreements to resell	2,825	32	15,011	49
Federal funds sold	59,438	23,141	152,400	62,286
Trading securities	70	96	217	329
Available-for-sale securities	9,853	3,764	30,190	9,411
Held-to-maturity securities	133,872	125,897	400,698	366,367
Mortgage loans held for portfolio	113,571	99,354	314,327	306,206
Loans to other FHLBanks	111	138	281	533

Total interest income	753,328	522,892	2,088,806	1,376,772

INTEREST EXPENSE:
Consolidated Obligations	653,055	430,703	1,816,551	1,146,887
Deposits	7,333	3,059	19,862	8,313
Mandatorily redeemable capital stock	4,976	419	7,365	991
Other borrowings	—	8	1	79

Total interest expense	665,364	434,189	1,843,779	1,156,270

NET INTEREST INCOME	87,964	88,703	245,027	220,502

OTHER INCOME:
Service fees	348	421	1,220	1,229
Net (loss) gain on trading securities	(76)	20	(111)	(2)
Net realized loss from sale of other securities	—	(3)	—	(3)
Net realized and unrealized (loss) gain on derivatives and hedging activities	(2,264)	8,163	(2,811)	29,563
Other, net	828	748	2,141	2,004

Total other income	(1,164)	9,349	439	32,791

OTHER EXPENSE:
Salaries and benefits	5,578	4,498	16,192	13,466
Other operating	3,053	2,695	8,980	7,933
Finance Board	828	741	2,484	2,222
Office of Finance	385	459	1,600	1,606
Other	436	425	2,271	2,289

Total other expense	10,280	8,818	31,527	27,516

INCOME BEFORE ASSESSMENTS	76,520	89,234	213,939	225,777

Affordable Housing Program	6,754	7,327	18,216	18,532
REFCORP	13,953	16,381	39,144	41,449

Total assessments	20,707	23,708	57,360	59,981

NET INCOME	$55,813	$65,526	$156,579	$165,796

The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF CINCINNATI
STATEMENTS OF CAPITAL FOR THE NINE-MONTHS ENDED
September 30, 2005 and 2004
(In thousands)
(Unaudited)

				Accumulated
	Capital Stock			Other
	Class B*		Retained	Comprehensive	Total
	Shares	Par Value	Earnings	Income	Capital

BALANCE, DECEMBER 31, 2003	36,453	$3,645,253	$92,150	$(3,730)	$3,733,673
Proceeds from sale of capital stock	353	35,302			35,302
Net reclassified to mandatorily redeemable capital stock	(867)	(86,674)			(86,674)

Comprehensive income:
Net income			165,796		165,796

Other comprehensive income:
Net unrealized loss on available-for-sale securities				(128)	(128)
Reclassification adjustment for (gain) loss included in net income relating to available-for-sale securities				—	—
Other				—	—

Total other comprehensive income				(128)	(128)

Total comprehensive income					165,668

Dividends on capital stock:
Cash			(205)		(205)
Stock	1,114	111,466	(111,400)		66

BALANCE, SEPTEMBER 30, 2004	37,053	$3,705,347	$146,341	$(3,858)	$3,847,830

BALANCE, DECEMBER 31, 2004	37,999	$3,799,852	$167,540	$(4,229)	$3,963,163
Proceeds from sale of capital stock	229	22,932			22,932
Net reclassified to mandatorily redeemable capital stock	(4,923)	(492,276)			(492,276)

Comprehensive income:
Net income			156,579		156,579

Other comprehensive income:
Net unrealized gain on available-for-sale securities				1,969	1,969
Reclassification adjustment for (gain) loss included in net income relating to available-for-sale securities				—	—
Other				—	—

Total other comprehensive income				1,969	1,969

Total comprehensive income					158,548

Dividends on capital stock:
Cash			(112)		(112)
Stock	1,263	126,286	(129,241)		(2,955)

BALANCE, SEPTEMBER 30, 2005	34,568	$3,456,794	$194,766	$(2,260)	$3,649,300

* Putable
The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF CINCINNATI
STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Nine Months Ended September 30,
	2005	2004
OPERATING ACTIVITIES:
Net income	$156,579	$165,796

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization:
Net premiums and discounts on Consolidated Obligations and investments	(28,887)	(1,520)
Concessions on Consolidated Obligation bonds	7,813	14,359
Premiums and discounts on mortgage loans, net	19,426	20,990
Premiums and discounts on Advances	(920)	3,522
Net deferred (gain) loss on derivatives	(115)	26,460
Equipment and leasehold improvements	1,232	944
Other	(2,448)	(1,684)
Non-cash interest on mandatorily redeemable capital stock	7,358	884
Decrease in trading securities	1,758	2,627
Net realized loss on available-for-sale securities	—	3
Gain due to change in net fair value adjustment on derivative and hedging activities	(134)	(22,814)
Net realized gain on disposal of equipment and leasehold improvements	(8)	(5)
(Increase) decrease in accrued interest receivable	(40,560)	17,924
Increase in derivative asset-net accrued interest	(136)	(1,841)
Decrease in derivative liability-net accrued interest	(55,094)	(75,831)
Increase in other assets	(558)	(405)
Net increase in Affordable Housing Program (AHP) liability and discount on AHP Advances	1,194	1,304
Increase in accrued interest payable	97,685	52,139
(Decrease) increase in payable to REFCORP	(1,157)	2,792
(Decrease) increase in other liabilities	(709)	10,346

Total adjustments	5,740	50,194

Net cash provided by operating activities	162,319	215,990

INVESTING ACTIVITIES:
Net decrease in interest-bearing deposits	1,738,852	1,027,574
Net decrease in securities purchased under agreements to resell	700,000	—
Net decrease (increase) in Federal funds sold	1,293,800	(3,219,500)
Proceeds from sale of available-for-sale securities	—	199,510
Proceeds from maturities of available-for-sale securities	60,075,645	46,213,000
Purchases of available-for-sale securities	(60,394,904)	(46,818,119)
Proceeds from maturities of long-term held-to-maturity securities	2,085,784	2,380,365
Purchases of long-term held-to-maturity securities	(2,294,763)	(3,068,768)
Principal collected on Advances	1,764,099,543	1,684,079,721
Advances made	(1,766,433,368)	(1,687,304,890)
Principal collected on mortgage loans held for portfolio	1,305,183	1,537,296
Mortgage loans held for portfolio purchased	(1,626,950)	(1,687,199)
Net increase in equipment and leasehold improvements	(2,402)	(2,258)

Net cash provided by (used in) investing activities	$546,420	$(6,663,268)

The accompanying notes are an integral part of these financial statements.

(Continued from previous page)
FEDERAL HOME LOAN BANK OF CINCINNATI
STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Nine Months Ended September 30,
	2005	2004

FINANCING ACTIVITIES:
Net decrease in deposits	$(80,659)	$(346,725)
Net proceeds from issuance of Consolidated Obligations:
Discount notes	714,595,718	612,363,926
Master notes	77,793	—
Bonds	12,082,861	24,525,019
Bonds transferred from other FHLBanks	46,610	349,542
Payments for maturing and retiring Consolidated Obligations:
Discount notes	(715,777,249)	(613,823,951)
Master notes	(22,403)	—
Bonds	(11,533,716)	(16,606,175)
Payments for redemption of mandatorily redeemable capital stock	(126,813)	(53,862)
Proceeds from issuance of capital stock	22,932	35,302
Cash dividends paid	(112)	(205)

Net cash (used in) provided by financing activities	(715,038)	6,442,871

Net decrease in cash and cash equivalents	(6,299)	(4,407)
Cash and cash equivalents at beginning of the year	11,262	6,668

Cash and cash equivalents at end of the period	$4,963	$2,261

Supplemental Disclosures:
Interest paid	$1,772,595	$1,118,138

AHP payments	$19,917	$19,607

REFCORP payments	$40,301	$38,657

The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF CINCINNATI
NOTES TO UNAUDITED FINANCIAL STATEMENTS
1.	Basis of Presentation

The accompanying interim financial statements of the Federal Home Loan Bank of Cincinnati (FHLBank) have been prepared in accordance with accounting principles generally accepted in the United States of America. The interim financial statements presented are unaudited, but they include all adjustments (consisting of only normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the financial condition, results of operations, and cash flows for such periods. These financial statements do not include all disclosures associated with annual financial statements and accordingly should be read in conjunction with our audited financial statements and notes thereto for the year ended December 31, 2004 included herein. Results for the three and nine months ended September 30, 2005 are not necessarily indicative of operating results for the remainder of the year.

2.	Available-For-Sale Securities

Major Security Types. Available-for-sale securities as of September 30, 2005 were as follows (in thousands):

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value

Commercial paper	$1,260,131	$1,896	$(17)	$1,262,010

Available-for-sale securities as of December 31, 2004 were as follows (in thousands):

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value

Commercial paper	$910,682	$—	$(90)	$910,592

Redemption Terms. The amortized costs and estimated fair values of available-for-sale securities by contractual maturity at September 30, 2005 and December 31, 2004 are shown below (in thousands). Expected maturities of some securities and mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment fees.

	September 30, 2005		December 31, 2004
		Estimated		Estimated
	Amortized	Fair	Amortized	Fair
Year of Maturity	Cost	Value	Cost	Value

Due in one year or less	$1,260,131	$1,262,010	$910,682	$910,592

3.	Held-To-Maturity Securities

Major Security Types. Held-to-maturity securities as of September 30, 2005 were as follows (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	(Losses)	Fair Value
State or local housing agency obligations	$31,105	$795	$—	$31,900

Mortgage-backed securities:

Government-sponsored enterprises	11,327,105	6,374	(186,905)	11,146,574
Agency	53,666	—	(459)	53,207
Other	505,829	3	(6,836)	498,996

Total mortgage-backed securities	11,886,600	6,377	(194,200)	11,698,777

Total	$11,917,705	$7,172	$(194,200)	$11,730,677

Held-to-maturity securities as of December 31, 2004 were as follows (in thousands):

	Gross	Gross
Amortized	Unrealized	Unrealized	Estimated
Cost	Gains	(Losses)	Fair Value

State or local housing agency obligations	$37,585	$968	$—	$38,553

Mortgage-backed securities:

Government-sponsored enterprises	10,979,887	54,252	(47,577)	10,986,562
Agency	93,224	766	—	93,990
Other	601,146	154	(672)	600,628

Total mortgage-backed securities	11,674,257	55,172	(48,249)	11,681,180

Total	$11,711,842	$56,140	$(48,249)	$11,719,733

Redemption Terms. The amortized costs and estimated fair values of held-to-maturity securities by contractual maturity at September 30, 2005 and December 31, 2004 are shown below (in thousands). Expected maturities of some securities and mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment fees.

	September 30, 2005		December 31, 2004
	Amortized	Estimated	Amortized	Estimated
Year of Maturity	Cost	Fair Value	Cost	Fair Value

Due in one year or less	$1,500	$1,508	$—	$—
Due after one year through five years	—	—	2,325	2,383
Due after ten years	29,605	30,392	35,260	36,170

Total other	31,105	31,900	37,585	38,553

Mortgage-backed securities:
Government-sponsored enterprises	11,327,105	11,146,574	10,979,887	10,986,562
Agency	53,666	53,207	93,224	93,990
Other	505,829	498,996	601,146	600,628

Total mortgage-backed securities	11,886,600	11,698,777	11,674,257	11,681,180

Total	$11,917,705	$11,730,677	$11,711,842	$11,719,733

The amortized costs of the FHLBank’s mortgage-backed securities classified as held-to-maturity include net premiums (in thousands) of $15,823 and $23,227 at September 30, 2005 and December 31, 2004, respectively.

The following tables summarize the held-to-maturity securities with unrealized losses as of September 30, 2005 and December 31, 2004. The unrealized losses are aggregated by major security type and length of time that individual securities have been in a continuous unrealized loss position (in thousands).

	Less than 12 Months		12 Months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
September 30, 2005	Value	(Losses)	Value	(Losses)	Value	(Losses)

Mortgage-backed securities:
Government-sponsored enterprises	$8,155,724	$(108,916)	$2,293,247	$(77,989)	$10,448,971	$(186,905)
Agency	53,207	(459)	—	—	53,207	(459)
Other	387,029	(4,838)	110,905	(1,998)	497,934	(6,836)

Total temporarily impaired	$8,595,960	$(114,213)	$2,404,152	$(79,987)	$11,000,112	$(194,200)

	Less than 12 Months		12 Months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
December 31, 2004	Value	(Losses)	Value	(Losses)	Value	(Losses)

Mortgage-backed securities:
Government-sponsored enterprises	$3,695,792	$(20,328)	$1,384,865	$(27,249)	$5,080,657	$(47,577)
Agency	—	—	—	—	—	—
Other	456,234	(672)	—	—	456,234	(672)

Total temporarily impaired	$4,152,026	$(21,000)	$1,384,865	$(27,249)	$5,536,891	$(48,249)

The FHLBank reviewed its investment security holdings and has determined that all unrealized losses reflected above are temporary, based in part on the creditworthiness of the issuers and the underlying collateral. Additionally, the FHLBank has the ability and the intent to hold such securities through to recovery of the unrealized losses.

4.	Advances

Redemption Terms. At September 30, 2005 and December 31, 2004, the FHLBank had Advances outstanding, including Affordable Housing Program (AHP) Advances, at interest rates ranging from 0.00 percent to 9.75 percent, as summarized below (dollars in thousands). Advances with interest rates of 0.00 percent are AHP subsidized Advances.

	September 30, 2005		December 31, 2004
		Weighted		Weighted
		Average		Average
		Interest		Interest
Year of Maturity	Amount	Rate %	Amount	Rate %

Overdrawn demand deposit accounts	$—	—	$627	2.67

Due in 1 year or less	14,136,584	3.85	13,198,436	2.44
Due after 1 year through 2 years	6,895,339	3.79	4,336,969	2.75
Due after 2 years through 3 years	5,258,158	3.99	6,123,014	2.54
Due after 3 years through 4 years	4,689,808	3.91	2,876,750	3.40
Due after 4 years through 5 years	5,439,500	4.37	5,514,328	2.92
Thereafter	6,833,923	4.43	8,869,120	4.21

Total par value	43,253,312	4.02	40,919,244	3.00

Commitment fees	(2,552)		(2,906)
Discount on AHP Advances	(30,325)		(27,430)
Discount on Advances	(2,107)		(3,027)
SFAS 133 hedging adjustments	191,098		415,061

Total	$43,409,426		$41,300,942

The FHLBank offers Advances to members that may be prepaid at the members’ discretion on pertinent dates (call dates) without incurring prepayment or termination fees (callable Advances). Other Advances may only be prepaid by paying a fee to the FHLBank (prepayment fee) that makes the FHLBank financially indifferent to the prepayment of the Advance. At September 30, 2005 and December 31, 2004, the FHLBank had callable Advances (in thousands) of $17,894,051 and $14,193,557.

The following table summarizes Advances at September 30, 2005 and December 31, 2004 by year of maturity or next call date for callable Advances (in thousands):

	September 30,	December 31,
Year of Maturity or Next Call/Repricing Date	2005	2004
Overdrawn demand deposit accounts	$—	$627

Due in 1 year or less	30,892,858	28,099,059
Due after 1 year through 2 years	1,617,115	1,816,444
Due after 2 years through 3 years	1,522,624	975,371
Due after 3 years through 4 years	1,141,352	1,452,863
Due after 4 years through 5 years	1,809,282	1,478,849
Thereafter	6,270,081	7,096,031

Total par value	$43,253,312	$40,919,244

The FHLBank also offers convertible Advances. With a convertible Advance, the FHLBank effectively purchases a put option from the member that allows the FHLBank to terminate the fixed-rate Advance, which the FHLBank normally would exercise when interest rates increase, and offer a floating-rate Advance. At September 30, 2005 and December 31, 2004, the FHLBank had convertible Advances outstanding totaling (in thousands) $7,274,700 and $7,395,200.

The following table summarizes Advances at September 30, 2005 and December 31, 2004 by year of maturity or next put date for convertible Advances (in thousands):

	September 30,	December 31,
Year of Maturity or Next Put Date	2005	2004
Overdrawn demand deposit accounts	$—	$627

Due in 1 year or less	20,497,784	19,545,636
Due after 1 year through 2 years	7,213,839	4,595,969
Due after 2 years through 3 years	4,694,158	6,244,514
Due after 3 years through 4 years	4,015,308	2,118,250
Due after 4 years through 5 years	4,113,300	4,536,628
Thereafter	2,718,923	3,877,620

Total par value	$43,253,312	$40,919,244

Interest Rate Payment Terms. The following table details additional interest rate payment terms for Advances at September 30, 2005 and December 31, 2004 (in thousands):

	September 30,	December 31,
	2005	2004
Par amount of Advances:
Fixed-rate	$23,329,261	$21,995,687
Variable-rate	19,924,051	18,923,557

Total	$43,253,312	$40,919,244

The following table shows Advance balances at September 30, 2005 and December 31, 2004 to members holding 10 percent or more of total Advances:

	September 30, 2005			December 31, 2004
(Dollars in millions)	Principal	% of Total		Principal	% of Total
Charter One Bank, N.A.	$9,652	22%	Charter One Bank, N.A.	$8,527	21%
U.S. Bank, N.A.	4,509	11	Fifth Third Bank	4,345	11

Total	$14,161	33%	Total	$12,872	32%

5.	Mortgage Loans Held for Portfolio

The following table presents information as of September 30, 2005 and December 31, 2004 on mortgage loans held for portfolio:

	September 30,	December 31,
(In thousands)	2005	2004
Real Estate:
Fixed medium-term single-family mortgages	$1,669,580	$1,826,808
Fixed long-term single-family mortgages	6,912,051	6,444,878
Premiums	113,002	121,048
Discounts	(6,835)	(7,277)
SFAS 133 unamortized market adjustments	(13,508)	(14,962)

Total mortgage loans held for portfolio	$8,674,290	$8,370,495

The following table presents changes in the Lender Risk Account for the nine months ended September 30, 2005:

Nine Months Ended
(In thousands)	September 30, 2005
Lender Risk Account at December 31, 2004	$37,243
Additions	4,810
Claims	(45)
Scheduled distributions	—

Lender Risk Account at September 30, 2005	$42,008

The current mortgage loan portfolio consists of Federal Housing Administration and conventional mortgage loans. The conventional mortgage loans are supported by supplemental insurance and the member’s credit enhancement (Lender Risk Account) in addition to the associated property as collateral. The FHLBank has experienced no credit losses on mortgage loans to date and no event has occurred that causes the FHLBank to believe it will have to absorb any credit losses on these mortgage loans. Accordingly, the FHLBank has not provided any allowances for losses on these mortgage loans.

6.	Consolidated Obligations

Consolidated Obligations are the joint and several obligations of the FHLBanks and consist of Consolidated Bonds and Discount Notes. The FHLBanks issue Consolidated Obligations through the Office of Finance as their agent. Consolidated Bonds are issued primarily to raise intermediate and long-term funds for the FHLBanks and are not subject to any statutory or regulatory limits on maturity. Consolidated Discount Notes are issued primarily to raise short-term funds (original maturities up to 360 days). These notes sell at less than their face amount and are redeemed at par value when they mature.

The Finance Board, at its discretion, may require any FHLBank to make principal or interest payments due on any Consolidated Obligations. Although it has never occurred, to the extent that an FHLBank would make a payment on a Consolidated Obligation on behalf of another FHLBank, the paying FHLBank would be entitled to reimbursement from the non-complying FHLBank. However, if the Finance Board determines that the non-complying FHLBank is unable to satisfy its obligations, then the Finance Board may allocate the outstanding liability among the remaining FHLBanks on a pro rata basis in proportion to each FHLBank’s participation in all Consolidated Obligations outstanding, or on any other basis the Finance Board may determine.

Redemption Terms. The following is a summary of the FHLBank’s participation in Consolidated Bonds outstanding at September 30, 2005 and December 31, 2004 by year of maturity (dollars in thousands):

	September 30, 2005		December 31, 2004
		Weighted		Weighted
		Average		Average
		Interest		Interest
Year of Maturity	Amount	Rate %	Amount	Rate %

Due in 1 year or less	$12,628,390	2.93	$13,827,055	2.43
Due after 1 year through 2 years	15,815,625	3.43	14,615,000	2.91
Due after 2 years through 3 years	8,781,000	3.64	8,433,000	3.43
Due after 3 years through 4 years	2,945,000	4.21	3,408,000	3.58
Due after 4 years through 5 years	3,869,000	4.32	2,990,000	4.14
Thereafter	8,605,339	4.81	8,707,000	4.72

Total par value	52,644,354	3.68	51,980,055	3.28

Bond premiums	42,540		54,775
Bond discounts	(57,044)		(61,423)
SFAS 133 hedging adjustments	(309,723)		(155,062)

Total	$52,320,127		$51,818,345

Consolidated Bonds outstanding at September 30, 2005 and December 31, 2004 include callable bonds totaling $19,413,390 and $22,124,000 (in thousands). The FHLBank uses fixed-rate callable debt to finance callable Advances (see Note 4) and mortgage-backed securities. Simultaneous with such a debt issue, the FHLBank may also enter into an interest rate swap (in which the FHLBank pays variable, and receives fixed, interest) with a call feature that mirrors the option embedded in the debt (a sold callable swap). The combined sold callable swap and callable debt allows the FHLBank to provide members attractively priced variable-rate Advances.

The FHLBank’s Consolidated Bonds outstanding at September 30, 2005 and December 31, 2004 include (in thousands):

	September 30, 2005	December 31, 2004
Par amount of Consolidated Bonds:
Non-callable or non-putable	$33,230,964	$29,856,055
Callable	19,413,390	22,124,000

Total par value	$52,644,354	$51,980,055

The following table summarizes Consolidated Bonds outstanding at September 30, 2005 and December 31, 2004 by year of maturity or next call date (in thousands):

Year of Maturity or Next Call Date	September 30, 2005	December 31, 2004
Due in 1 year or less	$27,946,390	$28,956,055
Due after 1 year through 2 years	10,535,625	10,400,000
Due after 2 years through 3 years	6,428,000	4,859,000
Due after 3 years through 4 years	1,425,000	2,013,000
Due after 4 years through 5 years	2,734,000	1,715,000
Thereafter	3,575,339	4,037,000

Total par value	$52,644,354	$51,980,055

The FHLBank’s participation in Consolidated Discount Notes, all of which are due within one year, was as follows (dollars in thousands):

			Weighted
			Average
	Book Value	Par Value	Interest Rate
September 30, 2005	$17,452,039	$17,504,459	3.60%

December 31, 2004	$18,632,320	$18,659,549	2.12%

7.	Affordable Housing Program

The following table presents changes in the AHP liability for the nine months ended September 30, 2005 (in thousands):

AHP liability at December 31, 2004	$88,919
Accruals	18,216
Subsidy used	(19,917)

AHP liability at September 30, 2005	$87,218

8.	Capital

The following table shows the FHLBank’s compliance with the Finance Board’s capital requirements at September 30, 2005 and December 31, 2004 (dollars in thousands):

	September 30, 2005		December 31, 2004
	Required	Actual	Required	Actual
Regulatory capital requirements:
Risk-based capital	$564,796	$4,061,679	$638,620	$4,001,736
Capital-to-assets ratio (1)	4.00%	5.36%	4.00%	5.23%
Regulatory capital	$3,033,931	$4,061,679	$3,063,061	$4,001,736
Leverage capital-to-assets ratio (1)	5.00%	8.03%	5.00%	7.84%
Leverage capital	$3,792,414	$6,092,519	$3,828,826	$6,002,604

(1)	Required regulatory and leverage capital equal four percent and five percent of assets, respectively. Actual regulatory capital equals the sum of capital stock (including mandatorily redeemable capital stock) and retained earnings. Actual leverage capital equals actual regulatory capital weighted 1.5 times.

The FHLBank’s activity for mandatorily redeemable capital stock during the nine months ended September 30, 2005 was as follows (in thousands).

Balance, December 31, 2004	$34,344
Capital stock subject to mandatory redemption reclassified from equity	492,276
Redemption of mandatorily redeemable capital stock	(126,813)
Stock dividend classified as mandatorily redeemable	10,312

Balance, September 30, 2005	$410,119

9.	Comprehensive Income

The following table shows the FHLBank’s comprehensive income for the noted periods (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
Net income	$55,813	$65,526	$156,579	$165,796

Other comprehensive income:
Net unrealized gain (loss) on available-for-sale securities	1,451	23	1,969	(128)
Reclassification adjustment for (gain) loss included in net income relating to available-for-sale securities	—	—	—	—

Total other comprehensive income	1,451	23	1,969	(128)

Total comprehensive income	$57,264	$65,549	$158,548	$165,668

10.	Employee Retirement Plans

The FHLBank participates in the Pentegra Defined Benefit Plan for Financial Institutions (formerly known as the Financial Institutions Retirement Fund), a defined benefit plan. The Pentegra Defined Benefit Plan for Financial Institutions is a multiemployer plan and does not segregate its assets, liabilities, or costs by participating employer. The FHLBank also participates in the Pentegra Defined Contribution Plan for Financial Institutions (formerly known as the Financial Institutions Thrift Plan), a defined contribution plan. Funding and administrative costs of the Pentegra Defined Benefit Plan for Financial Institutions charged to other operating expenses were $813,000 and $465,000, respectively, for the three months ended September 30, 2005 and 2004 and $2,215,000 and $1,395,000, respectively, for the nine months ended September 30, 2005 and 2004. The FHLBank contributed $87,000 and $97,000 to the Pentegra Defined Contribution Plan for Financial Institutions, respectively, for the three months ended September 30, 2005 and 2004 and $390,000 and $359,000, respectively, for the nine months ended September 30, 2005 and 2004.

The FHLBank offers the Benefit Equalization Plan (BEP). The BEP is a non-qualified supplemental retirement plan restoring those pension benefits offered under the qualified plans, which have been limited by laws governing such plans. The FHLBank also sponsors a fully insured retirement benefits program that includes health care and life insurance benefits for eligible retirees. Components of the net periodic pension cost for the FHLBank’s supplemental retirement plan and postretirement health plan for the three and nine months ended September 30, 2005 and 2004 were (in thousands):

	Three Months Ended September 30,
			Postretirement
	BEP		Benefits Plan
	2005	2004	2005	2004
Service cost	$75	$49	$13	$11
Interest cost	200	187	48	47
Amortization of unrecognized prior service benefit	(27)	(25)	—	—
Amortization of unrecognized net loss	326	227	1	—

Net periodic benefit cost	$574	$438	$62	$58

	Nine Months Ended September 30,
			Postretirement
	BEP		Benefits Plan
	2005	2004	2005	2004
Service cost	$225	$147	$36	$29
Interest cost	600	560	130	128
Amortization of unrecognized prior service benefit	(81)	(75)	—	—
Amortization of unrecognized net loss	976	681	2	—

Net periodic benefit cost	$1,720	$1,313	$168	$157

11.	Segment Information

The FHLBank has identified two primary operating segments based on its method of internal reporting: Traditional Member Finance and the Mortgage Purchase Program. These segments reflect the FHLBank’s two Mission Asset Programs and the manner in which they are managed from the perspective of development, resource allocation, product delivery, pricing, credit risk management, and operational administration. The segments identify the primary ways we provide services to member stockholders. The FHLBank, as an interest rate spread manager, considers a segment’s net interest income, net interest rate spread and, ultimately, net income as the key factors in allocating resources. Resource allocation decisions are made by considering these profitability measures in the context of the historical, current and expected risk profile of each segment and the entire balance sheet, as well as current incremental profitability measures relative to the incremental market risk profile.

Overall financial performance, which includes funding, market risk exposure, earnings volatility and dividend return, is dynamically managed primarily at the level of, and within the context of, the entire balance sheet rather than at the level of individual business segments or product lines. Also, we hedge specific asset purchases and specific subportfolios in the context of the entire mortgage asset portfolio and the entire balance sheet. Under this holistic approach, the market risk/return profile of each business segment does not correspond, in general, to the performance that each segment would generate if it were completely managed on a separate basis. It also is not possible, given this approach, to accurately determine what the performance would be if the two business segments were managed on stand-alone bases. Further, because management of financial performance is a dynamic process, the performance of a segment over a single identified period may not reflect the long-term expected or actual future trends for the segment.

The Traditional Member Finance segment includes products such as Advances and investments and the borrowing costs related to those assets. We have assigned our investments to this segment primarily because they have historically been used to provide liquidity for Advances and to support the level and volatility of earnings from Advances. Mortgage Purchase Program income is derived primarily from the difference, or spread, between the yield on mortgage loans and the borrowing cost of Consolidated Obligations outstanding allocated to this segment at the time debt is issued. Capital is allocated proportionate to each segment’s average assets based on the total balance sheet’s capital-to-assets ratio. Expenses are allocated based on cost accounting techniques that include direct usage, time allocations and square footage of space used. Affordable Housing Program and REFCORP are calculated using the current assessment rates based on the income before assessments for each segment. All interest rate swaps, including their market value adjustments under Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (herein referred to as “SFAS 133”), are allocated to the Traditional Member Finance segment because the FHLBank has not executed interest rate swaps in our management of the Mortgage Purchase Program’s market risk.

The following tables set forth the FHLBank’s financial performance by operating segment for the three and nine months ended September 30, 2005 and 2004 (in thousands):

	Three Months Ended September 30,
	Traditional	Mortgage
	Member	Purchase
	Finance	Program	Total
2005
Net interest income	$65,561	$22,403	$87,964
Other income	(1,169)	5	(1,164)
Other expenses	8,392	1,888	10,280

Income before assessments	56,000	20,520	76,520

Affordable Housing Program	5,079	1,675	6,754
REFCORP	10,184	3,769	13,953

Total assessments	15,263	5,444	20,707

Net income	$40,737	$15,076	$55,813

Average assets	$67,619,425	$9,627,378	$77,246,803

Total assets	$65,999,027	$9,849,255	$75,848,282

2004
Net interest income	$72,338	$16,365	$88,703
Other income	9,266	83	9,349
Other expenses	6,967	1,851	8,818

Income before assessments	74,637	14,597	89,234

Affordable Housing Program	6,135	1,192	7,327
REFCORP	13,700	2,681	16,381

Total assessments	19,835	3,873	23,708

Net income	$54,802	$10,724	$65,526

Average assets	$74,905,766	$8,212,237	$83,118,003

Total assets	$73,953,601	$8,843,852	$82,797,453

	Nine Months Ended September 30,
2005
Net interest income	$191,386	$53,641	$245,027
Other income	423	16	439
Other expenses	25,795	5,732	31,527

Income before assessments	166,014	47,925	213,939

Affordable Housing Program	14,304	3,912	18,216
REFCORP	30,341	8,803	39,144

Total assessments	44,645	12,715	57,360

Net income	$121,369	$35,210	$156,579

Average assets	$70,240,897	$9,199,714	$79,440,611

Total assets	$65,999,027	$9,849,255	$75,848,282

2004
Net interest income	$149,496	$71,006	$220,502
Other income	32,598	193	32,791
Other expenses	21,929	5,587	27,516

Income before assessments	160,165	65,612	225,777

Affordable Housing Program	13,176	5,356	18,532
REFCORP	29,398	12,051	41,449

Total assessments	42,574	17,407	59,981

Net income	$117,591	$48,205	$165,796

Average assets	$71,977,263	$8,195,396	$80,172,659

Total assets	$73,953,601	$8,843,852	$82,797,453

12.	Derivatives

The FHLBank uses interest rate swaps to hedge the fair value of certain fixed-rate Advances and Consolidated Obligations. We do this by issuing swaps where one side of the swap offsets the fixed rate in the hedged item and the other side is based on a short-term London InterBank Offered Rate (LIBOR) rate that normally resets within three months. These derivatives are reflected as fair-value hedges. In addition we have a relatively small amount of derivatives that are classified as stand-alone delivery commitments and economic hedges. Stand-alone delivery commitments are Mandatory Delivery Contracts made under our Mortgage Purchase Program and represent a future commitment to purchase mortgage loans from our customers. We hedge these commitments in part by committing to sell to-be-announced (TBA) mortgage-backed securities issued by other government-sponsored enterprises such as Fannie Mae and Freddie Mac and/or government agencies such as Ginnie Mae. The market value of the TBAs tends to move in the opposite direction of the market pricing of the hedged Mandatory Delivery Contracts. The TBAs are considered stand-alone derivatives and therefore achieve an economic hedge of the Mandatory Delivery Contracts. We also have one interest rate swap that was established to economically hedge an Advance and that is not accounted for under hedge accounting. This swap has the effect of removing the interest rate cap and floors embedded in the Advance.

The following tables reflect the net fair value of derivatives on the balance sheet and the outstanding notional principal amounts. Since derivatives are executed with various counterparties and there is no right of offset among the counterparties, certain categories may be included as both derivative assets and derivative liabilities.

(In thousands)	September 30, 2005		December 31, 2004
	Notional	Fair Value	Notional	Fair Value
Total derivatives excluding accrued interest		$(506,922)		$(575,018)
Accrued interest		99,378		44,148

Net derivative balances		$(407,544)		$(530,870)

Net derivative asset balances		$244		$84
Net derivative liability balances		(407,788)		(530,954)

Net derivative balances		$(407,544)		$(530,870)

Detail by Category:
Fair value swaps hedging Advances	$7,514,700	$(203,302)	$7,645,200	$(445,201)
Fair value swaps hedging Consolidated Obligations	23,785,625	(203,751)	25,235,000	(85,592)
Stand-alone delivery commitments	65,792	(309)	74,835	70
TBAs economically hedging Mandatory
Delivery Contracts	41,000	141	52,500	(126)
Economic swaps hedging Advances	10,000	(323)	—	—
Economic swaps hedging mortgage-backed securities	—	—	4,196	(21)

Total/Net	$31,417,117	$(407,544)	$33,011,731	$(530,870)

13.	Commitments

The following table sets forth the FHLBank’s commitments at September 30, 2005 and December 31, 2004 (in thousands):

	September 30, 2005	December 31, 2004
Commitments to fund additional Advances	$8,323	$18,610
Mandatory Delivery Contracts for mortgage loans	65,792	74,835
Outstanding Standby Letters of Credit	1,373,573	1,415,384
Consolidated Obligations – committed to, not settled (Par value)	1,257,873	525,000
Standby bond purchase agreements (Principal)	251,550	116,755
In addition, the 12 FHLBanks have joint and several liability for the par amount of all of the Consolidated Obligations issued on their behalves. The par amount of the outstanding Consolidated Obligations of all 12 FHLBanks was $920.4 billion and $869.2 billion at September 30, 2005 and December 31, 2004, respectively.

14.	Transactions with Other FHLBanks

Occasionally, the FHLBank loans short-term funds to and borrows short term from other FHLBanks. These loans and borrowings are transacted at then current market rates when traded. The FHLBank has noted such activity on the face of its financial statements. There were no such loans or borrowings outstanding at September 30, 2005 or 2004. The following table details the average daily balance of lending and borrowing between the FHLBank and other FHLBanks for nine months ended September 30, 2005 and 2004.

(In millions)	Average Daily Balances
	2005	2004
Loans to Other FHLBanks	$ 13	$ 62

Borrowings from Other FHLBanks	0	1
The FHLBank may, from time to time, assume the outstanding primary liability of another FHLBank rather than issue new debt for which the FHLBank is the primary obligor. The FHLBank then becomes the primary obligor for such transfers. There are no formal arrangements governing the transfer of Consolidated Obligations between the FHLBanks. These transfers are not investments of one FHLBank in another FHLBank. They reflect, rather, the act of one FHLBank assuming the debt obligation (at then current market rates on the day when the transfer is traded) that was originally issued by another FHLBank. Transferring debt at current market rates enables the FHLBank System to satisfy the debt issuance needs of individual FHLBanks without incurring the additional selling expenses (concession fees) associated with new debt and provides the transferring FHLBanks with outlets for extinguishing debt structures no longer required for their balance sheet management strategies.

During the nine months ended September 30, 2005 and 2004, the par amounts of the liability on such consolidated obligations transferred to the FHLBank totaled (in thousands) $47,000 and $360,000, respectively. All such transfers were from the FHLBank of Chicago. The net premiums (discounts) associated with these transactions were $(390) and $(10,458) in 2005 and 2004, respectively. The FHLBank accounts for these transfers in the same manner as it accounts for new debt issuances.

15.	Transactions with Shareholders and Affiliates

Concentrations. The following table shows capital stock balances, outstanding Advance principal, and unpaid principal balances of Mortgage Loans Held for Portfolio at September 30, 2005 of members holding 10 percent or more of total capital stock:

				Mortgage Purchase
	Capital Stock		Advances	Program Unpaid
(Dollars in millions)	Balance	% of Total	Principal	Principal Balance
Charter One Bank, N.A.	$541	14%	$9,652	$—
U. S. Bank, N.A.	489	13	4,509	217

Total	$1,030	27%	$14,161	$217

The following table shows capital stock balances, outstanding Advance principal, and unpaid principal balances of Mortgage Loans Held for Portfolio at December 31, 2004 of members holding 10 percent or more of total capital stock:

				Mortgage Purchase
	Capital Stock		Advances	Program Unpaid
(Dollars in millions)	Balance	% of Total	Principal	Principal Balance
Charter One Bank, N.A.	$645	17%	$8,527	$—
U. S. Bank, N.A.	472	12	3,208	284

Total	$1,117	29%	$11,735	$284

Non-member Affiliates. The FHLBank has a relationship with a non-member affiliate, the Kentucky Housing Corporation. The nature of this relationship is twofold: one as an approved borrower from the FHLBank and one in which the FHLBank invests in via the purchase of the Kentucky Housing Corporation Bonds. Kentucky Housing Corporation had no borrowings during the nine months ended September 30, 2005 or 2004. The FHLBank had investments in the bonds of the Kentucky Housing Corporation of $14,435,000 and $15,015,000 as of September 30, 2005 and 2004, respectively.

16.	Subsequent Events

Effective October 1, 2005, the FHLBank corrected the manner in which it assesses effectiveness for its Convertible Rate Advance hedging relationships to the long-haul method. Under the FHLBank’s prior approach, the FHLBank inappropriately assumed no ineffectiveness for these hedging transactions since the Convertible Rate Advance and the designated interest rate swap had identical terms with the exception that a variable rate Advance is offered to the Member upon exercise of the conversion option. The FHLBank has analyzed the impact of this correction on all prior annual periods since the adoption of SFAS 133 on January 1, 2001, and all prior quarterly periods for 2003, 2004 and the first three quarters of 2005, and has determined that had the FHLBank applied the revised long-haul approach since January 1, 2001 it would not have had a material impact on the results of operations or financial condition of the FHLBank for any of these reporting periods. Effective October 1, 2005, the FHLBank recorded the cumulative effect adjustment, an increase of $1.7 million to net income.

THIS PAGE INTENTIONALLY LEFT BLANK.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
The Federal Home Loan Bank of Cincinnati:
In our opinion, the accompanying statements of condition and the related statements of income, capital and of cash flows, present fairly, in all material respects, the financial position of the Federal Home Loan Bank of Cincinnati (the “FHLBank”) at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the FHLBank’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 2, the FHLBank adopted Statement of Financial Accounting Standards No. 150, Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity, on January 1, 2004.
March 11, 2005, except for Notes No. 19 and No. 20, as for which the date is December 1, 2005.
Columbus, Ohio

FINANCIAL STATEMENTS
FEDERAL HOME LOAN BANK OF CINCINNATI
STATEMENTS OF CONDITION
(In thousands, except par value)

	December 31,
	2004	2003
ASSETS
Cash and due from banks (Note 3)	$11,262	$6,668
Interest-bearing deposits	5,781,266	6,285,338
Securities purchased under agreements to resell (Note 4)	700,000	—
Federal funds sold	7,542,800	7,250,500
Trading securities (Note 5)	8,463	11,919
Available-for-sale securities (a) (Note 6)	910,592	822,513
Held-to-maturity securities includes $100,562 and $310,970 pledged as collateral in 2004 and 2003 that may be repledged (b) (Note 7)	11,711,842	11,240,050
Advances (Note 8)	41,300,942	43,129,143
Mortgage loans held for portfolio, net (Note 10)	8,370,495	8,101,158
Accrued interest receivable	185,828	201,028
Equipment and leasehold improvements, net	6,485	4,980
Derivative assets (Note 16)	84	51,309
Other assets	46,469	38,968

TOTAL ASSETS	$76,576,528	$77,143,574

LIABILITIES AND CAPITAL
Interest-bearing deposits (Note 11):
Demand and overnight	$898,681	$1,089,922
Term	115,500	261,600
Other	17,460	61,535

Total interest-bearing deposits	1,031,641	1,413,057

Consolidated Obligations, net (Note 12):
Discount Notes	18,632,320	29,443,378
Bonds	51,818,345	40,360,947

Total Consolidated Obligations, net	70,450,665	69,804,325

Mandatorily redeemable capital stock (Notes 2, 13)	34,344	—
Accrued interest payable	389,458	349,635
Affordable Housing Program (Note 9)	88,919	85,632
Payable to REFCORP (Note 1)	15,110	11,770
Derivative liabilities (Note 16)	530,954	1,311,488
Other liabilities	72,274	433,994

Total liabilities	72,613,365	73,409,901

Commitments and contingencies (Note 18)

CAPITAL (Note 13)
Capital stock – Class B putable ($100 par value) issued and outstanding shares:
37,999 and 36,453 shares in 2004 and 2003	3,799,852	3,645,253
Retained earnings	167,540	92,150
Accumulated other comprehensive income:
Net unrealized loss on available-for-sale securities (Note 6)	(90)	(8)
Other (Note 14)	(4,139)	(3,722)

Total capital	3,963,163	3,733,673

TOTAL LIABILITIES AND CAPITAL	$76,576,528	$77,143,574

(a)	Amortized cost: $910,682 and $822,521 at December 31, 2004 and 2003.

(b)	Fair values: $11,719,733 and $11,259,734 at December 31, 2004 and 2003.
The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF CINCINNATI
STATEMENTS OF INCOME
(In thousands)

	For the Years Ended December 31,
	2004	2003	2002
INTEREST INCOME:
Advances	$770,420	$696,688	$869,887
Prepayment fees on Advances, net	69,244	29,817	26,341
Interest-bearing deposits	90,825	59,694	80,489
Securities purchased under agreements to resell	750	2,891	381
Federal funds sold	104,565	104,449	215,917
Trading securities	406	763	1,419
Available-for-sale securities	15,153	10,289	27,105
Held-to-maturity securities	495,869	481,140	520,272
Mortgage loans held for portfolio	405,326	343,119	107,012
Loans to other FHLBanks	769	343	76

Total interest income	1,953,327	1,729,193	1,848,899

INTEREST EXPENSE:
Consolidated Obligations	1,637,273	1,480,487	1,554,041
Deposits	12,640	19,548	28,213
Borrowings from other FHLBanks	19	34	—
Mandatorily redeemable capital stock	1,350	—	—
Other borrowings	287	1,456	1,999

Total interest expense	1,651,569	1,501,525	1,584,253

NET INTEREST INCOME	301,758	227,668	264,646

OTHER INCOME:

Service fees	1,651	1,529	1,503
Net loss on trading securities	(33)	(415)	(625)
Net realized loss from sale of available-for-sale securities	(3)	—	—
Net realized gain from sale of held-to-maturity securities (Note 7)	—	4,571	—
Net realized and unrealized gain (loss) on derivatives and hedging activities	39,555	26,234	(836)
Other, net	2,706	4,107	4,184

Total other income	43,876	36,026	4,226

OTHER EXPENSE:
Salaries and benefits	18,131	15,928	13,435
Other operating	10,413	9,045	7,780
Finance Board	2,468	2,278	2,157
Office of Finance	2,226	1,985	1,910
Other	3,210	2,051	660

Total other expense	36,448	31,287	25,942

INCOME BEFORE ASSESSMENTS	309,186	232,407	242,930

Affordable Housing Program	25,377	18,972	19,831
REFCORP	56,762	42,687	44,620

Total assessments	82,139	61,659	64,451

NET INCOME	$227,047	$170,748	$178,479

The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF CINCINNATI
STATEMENTS OF CAPITAL
(In thousands)

						Accumulated
	Capital Stock					Other
	Class B*		Capital Stock*		Retained	Comprehensive	Total
	Shares	Par Value	Shares	Par Value	Earnings	Income	Capital

BALANCE, DECEMBER 31, 2001	—	$—	31,974	$3,197,393	$42,940	$(522)	$3,239,811
Proceeds from sale of capital stock	4	387	2,762	276,175			276,562
Repurchase/redemption of capital stock	—	—	(822)	(82,222)			(82,222)

Comprehensive income:
Net income					178,479		178,479

Other comprehensive income:
Net unrealized loss on available-for-sale securities						(20)	(20)
Reclassification adjustment for (gain) loss included in net income relating to available-for-sale securities						—	—
Other						(923)	(923)

Total other comprehensive income						(943)	(943)

Total comprehensive income							177,536

Conversion to Class B shares	35,080	3,507,945	(35,080)	(3,507,945)			—
Dividends on capital stock:
Cash					(443)		(443)
Stock	396	39,669	1,166	116,599	(156,268)		—

BALANCE, DECEMBER 31, 2002	35,480	3,548,001	—	—	64,708	(1,465)	3,611,244
Proceeds from sale of capital stock	122	12,222					12,222
Repurchase/redemption of capital stock	(581)	(58,123)					(58,123)

Comprehensive income:
Net income					170,748		170,748

Other comprehensive income:
Net unrealized loss on available-for-sale securities						(113)	(113)
Reclassification adjustment for (gain) loss included in net income relating to available-for-sale securities						—	—
Other						(2,152)	(2,152)

Total other comprehensive income						(2,265)	(2,265)

Total comprehensive income							168,483

Dividends on capital stock:
Cash					(153)		(153)
Stock	1,432	143,153			(143,153)		—

BALANCE, DECEMBER 31, 2003	36,453	$3,645,253	—	$—	$92,150	$(3,730)	$3,733,673

*Putable (Note 13)
The accompanying notes are an integral part of these financial statements.

(continued from previous page)
FEDERAL HOME LOAN BANK OF CINCINNATI
STATEMENTS OF CAPITAL
(In thousands)

						Accumulated
	Capital Stock					Other
	Class B*		Capital Stock*		Retained	Comprehensive	Total
	Shares	Par Value	Shares	Par Value	Earnings	Income	Capital

BALANCE, DECEMBER 31, 2003	36,453	$3,645,253	—	$—	$92,150	$(3,730)	$3,733,673
Proceeds from sale of capital stock	902	90,193					90,193
Net reclassified to mandatorily redeemable capital stock	(871)	(87,074)					(87,074)

Comprehensive income:
Net income					227,047		227,047

Other comprehensive income:
Net unrealized loss on available-for-sale securities						(82)	(82)
Reclassification adjustment for (gain) loss included in net income relating to available-for-sale securities						—	—
Other						(417)	(417)

Total other comprehensive income						(499)	(499)

Total comprehensive income							226,548

Dividends on capital stock:
Cash					(242)		(242)
Stock	1,515	151,480			(151,415)		65

BALANCE, DECEMBER 31, 2004	37,999	$3,799,852	—	$—	$167,540	$(4,229)	$3,963,163

*   Putable (Note 13)
The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF CINCINNATI
STATEMENTS OF CASH FLOWS
(In thousands)

	For the Years Ended December 31,
	2004	2003	2002
OPERATING ACTIVITIES:
Net income	$227,047	$170,748	$178,479

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization:
Net premiums and discounts on Consolidated Obligations and investments	(4,661)	(37,926)	(72,149)
Concessions on Consolidated Obligation bonds	17,736	19,546	13,233
Premiums and discounts on mortgage loans, net	31,032	23,427	7,027
Premiums and discounts on Advances	4,362	2,263	—
Net deferred loss on derivatives	34,726	24,323	19
Equipment and leasehold improvements	1,345	1,248	1,021
Other	(2,772)	(1,998)	(1,667)
Non-cash interest on mandatorily redeemable capital stock	1,243	—	—
Decrease in trading securities	3,456	7,661	10,737
Net realized loss from available-for-sale securities	3	—	—
Net realized gain from sale of held-to-maturity securities (Note 7)	—	(4,571)	—
Gain due to change in net fair value adjustment on derivative and hedging activities	(32,581)	(13,035)	(301)
Net realized (gain) loss on disposal of equipment and leasehold improvements	(4)	58	(2)
Decrease in accrued interest receivable	15,200	8,947	12,067
Decrease (increase) in derivative asset-net accrued interest	27,253	3,656	(9,928)
(Decrease) increase in derivative liability-net accrued interest	(83,055)	9,663	73,871
Increase in other assets	(2,690)	(4,107)	(1,543)
Net increase in Affordable Housing Program (AHP) liability and discount on AHP Advances	6,235	5,222	9,833
Increase (decrease) in accrued interest payable	39,823	3,973	(33,448)
Increase (decrease) in payable to REFCORP	3,340	(662)	520
Increase in other liabilities	15,198	29,728	13,666

Total adjustments	75,189	77,416	22,956

Net cash provided by operating activities	302,236	248,164	201,435

INVESTING ACTIVITIES:
Net decrease (increase) in interest-bearing deposits	504,072	(2,532,753)	(606,694)
Net (increase) decrease in securities purchased under agreements to resell	(700,000)	200,000	(200,000)
Net (increase) decrease in Federal funds sold	(292,300)	4,195,500	(136,000)
Proceeds from sales of available-for-sale securities	199,510	—	—
Proceeds from maturities of available-for-sale securities	71,838,000	29,403,319	57,137,158
Purchases of available-for-sale securities	(72,110,521)	(29,429,974)	(56,295,542)
Proceeds from sales of long-term held-to-maturity securities	—	86,230	—
Proceeds from maturities of long-term held-to-maturity securities	2,989,295	8,329,972	5,306,946
Purchases of long-term held-to-maturity securities	(3,841,780)	(8,673,414)	(6,908,160)
Principal collected on Advances	2,325,820,033	1,090,072,608	495,269,490
Advances made	(2,324,944,227)	(1,093,629,726)	(499,210,999)
Principal collected on mortgage loans held for portfolio	2,004,810	3,317,379	526,120
Mortgage loans held for portfolio purchased	(2,307,281)	(7,687,850)	(3,733,787)
Net decrease in loans to other FHLBanks	—	—	100,000
Net increase in equipment and leasehold improvements	(2,846)	(888)	(3,269)

Net cash used in investing activities	$(843,235)	$(6,349,597)	$(8,754,737)

The accompanying notes are an integral part of these financial statements.

(continued from previous page)
FEDERAL HOME LOAN BANK OF CINCINNATI
STATEMENTS OF CASH FLOWS
(In thousands)

	For the Years Ended December 31,
	2004	2003	2002
FINANCING ACTIVITIES:
Net (decrease) increase in deposits	$(381,416)	$(919,220)	$697,278
Net proceeds from issuance of Consolidated Obligations:
Discount notes	826,021,476	791,166,856	731,863,015
Bonds	32,856,513	27,854,760	31,693,372
Bonds transferred from other FHLBanks	349,542	1,024,233	99,450
Payments for maturing and retiring Consolidated Obligations:
Discount notes	(836,841,046)	(787,322,814)	(730,997,249)
Bonds	(21,495,520)	(25,662,945)	(24,993,000)
Payments for redemption of mandatorily redeemable capital stock	(53,907)	—	—
Proceeds from issuance of capital stock	90,193	12,222	276,562
Payments for repurchase/redemption of capital stock	—	(58,123)	(82,222)
Cash dividends paid	(242)	(153)	(443)

Net cash provided by financing activities	545,593	6,094,816	8,556,763

Net increase (decrease) in cash and cash equivalents	4,594	(6,617)	3,461
Cash and cash equivalents at beginning of the year	6,668	13,285	9,824

Cash and cash equivalents at end of the year	$11,262	$6,668	$13,285

Supplemental Disclosures:
Interest paid	$1,582,784	$1,521,711	$1,588,639

AHP payments	$22,090	$15,553	$12,801

REFCORP payments	$53,422	$43,349	$44,100

The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF CINCINNATI
NOTES TO FINANCIAL STATEMENTS
Background Information
The Federal Home Loan Bank of Cincinnati (the FHLBank), a federally chartered corporation, is one of 12 District Federal Home Loan Banks (FHLBanks). The FHLBanks serve the public by enhancing the availability of credit for residential mortgages and targeted community development. The FHLBank provides a readily available, low-cost source of funds to its member institutions. The FHLBank is a cooperative, which means that current members own nearly all of the outstanding capital stock of the FHLBank and may receive dividends on their investment. Regulated financial depositories and insurance companies engaged in residential housing finance may apply for membership.
Former members own the remaining capital stock to support business transactions still carried on the FHLBank’s Statements of Condition. All members must purchase stock in the FHLBank. Members must own capital stock in the FHLBank based on the amount of their total assets. Each member is also required to purchase activity-based capital stock as it engages in certain business activities with the FHLBank. As a result of these requirements, the FHLBank conducts business with shareholders in the normal course of business. The FHLBank defines related parties as those members with more than 10 percent of the voting interests of the FHLBank capital stock outstanding. See Note 20 for more information relating to transactions with shareholders.
The Federal Housing Finance Board (Finance Board), an independent agency in the executive branch of the United States Government, supervises and regulates the FHLBanks and the Office of Finance. The Finance Board’s principal purpose is to ensure that the FHLBanks operate in a safe and sound manner. In addition, the Finance Board ensures that the FHLBanks carry out their housing finance mission, remain adequately capitalized, and can raise funds in the capital markets. Also, the Finance Board establishes policies and regulations covering the operations of the FHLBanks. Each FHLBank operates as a separate entity with its own management, employees, and board of directors. The FHLBank does not have any special purpose entities or any other type of off-balance sheet conduits.
The FHLBanks’ debt instruments (Consolidated Obligations) are the joint and several obligations of all the FHLBanks and are the primary source of funds for the FHLBanks. Deposits, other borrowings, and capital stock issued to members provide other funds. Each FHLBank primarily uses these funds to provide Advances to members and to purchase loans from members through its Mortgage Purchase Program/Mortgage Partnership Finance® (MPF®) program. Some FHLBanks also provide member institutions with correspondent services, such as wire transfer, security safekeeping, and settlement.
Note 1—Summary of Significant Accounting Policies
Use of Estimates. The preparation of financial statements requires management to make assumptions and estimates. These assumptions and estimates affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of income and expenses. Actual results could differ from these estimates.
Investments. Interest-bearing deposits and Federal funds sold mature within nine months and are carried at cost.
The FHLBank classifies certain investments acquired for purposes of liquidity and asset/liability management as trading and carries them at fair value. The FHLBank records changes in the fair value of these investments through other income. However, the FHLBank does not participate in active trading practices. Prior to the effective date for Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities—Deferral of Effective Date of FASB Statement No. 133, SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (herein referred to as “SFAS 133”), the FHLBank had purchased two mortgage-backed securities and effectively removed the embedded caps and floors by executing interest rate swaps. The provisions of SFAS 133 allowed for a transition redesignation of the mortgage-backed securities from held-to-maturity to trading. The

FHLBank did redesignate the hedged mortgage-backed securities from held-to-maturity to trading in order that the changes in fair value of both mortgage-backed securities and interest rate swaps would result in a relatively offsetting impact to Other Income that reflects the economics of these transactions.
The FHLBank classifies certain investments that it may sell before maturity as available-for-sale and carries them at fair value. The change in fair value of the available-for-sale securities is recorded in other comprehensive income as a net unrealized gain or loss on available-for-sale securities.
The FHLBank carries, at cost, investments for which it has both the ability and intent to hold to maturity (classified as held-to-maturity on the Statements of Condition), adjusted for the amortization of premiums and accretion of discounts using the level-yield method.
Under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, changes in circumstances may cause the FHLBank to change its intent to hold a certain security to maturity without calling into question its intent to hold other debt securities to maturity in the future. Thus, the sale or transfer of a held-to-maturity security due to certain changes in circumstances, such as evidence of significant deterioration in the issuer’s creditworthiness or changes in regulatory requirements, is not considered to be inconsistent with its original classification. Other events that are isolated, nonrecurring, and unusual for the FHLBank that could not have been reasonably anticipated may cause the FHLBank to sell or transfer a held-to-maturity security without necessarily calling into question its intent to hold other debt securities to maturity.
In addition, in accordance with SFAS 115, sales of debt securities that meet either of the following two conditions may be considered as maturities for purposes of the classification of securities: 1) the sale occurs near enough to its maturity date (or call date if exercise of the call is probable) that interest rate risk is substantially eliminated as a pricing factor and the changes in market interest rates would not have a significant effect on the security’s fair value, or 2) the sale of a security occurs after the FHLBank has already collected a substantial portion (at least 85 percent) of the principal outstanding at acquisition due either to prepayments on the debt security or to scheduled payments on a debt security payable in equal installments (both principal and interest) over its term.
The FHLBank computes the amortization and accretion of premiums and discounts on mortgage-backed securities using the level-yield method over the estimated lives of the securities. This method requires a retrospective adjustment of the level yield each time the FHLBank changes the estimated life as if the new estimate had been known since the original acquisition date of the securities. The FHLBank uses nationally-recognized, market-tested third party prepayment models to project estimated lives.
The FHLBank computes gains and losses on sales of investment securities using the specific identification method and includes these gains and losses in other income. The FHLBank treats securities purchased under agreements to resell as collateralized financings.
The FHLBank regularly evaluates outstanding investments for impairment and determines if unrealized losses are other-than-temporary. The evaluation is based on an analysis of the facts and circumstances of each individual investment such as the length of time the fair value has been below cost, the expectation for that security’s performance, the creditworthiness of the issuers, and the underlying collateral. If there is an other-than-temporary impairment in value of an investment, the decline in value is recognized as a loss and presented in the Statements of Income as other income. The FHLBank has not experienced any other-than-temporary impairment in value of investments during 2004, 2003, or 2002.
Advances. The FHLBank presents Advances, net of unearned commitment fees and discounts on Advances for the Affordable Housing Program (AHP), as discussed below. The FHLBank amortizes the premiums and discounts on Advances to interest income using the level-yield method. The FHLBank credits interest on Advances to income as earned. Following the requirements of the Federal Home Loan Bank Act of 1932 (the Act), as amended, the FHLBank obtains sufficient collateral on Advances to protect it from losses. The Act limits eligible collateral to certain investment securities, residential mortgage loans, cash or deposits with the FHLBank, and other eligible real estate-related assets. As Note 8 more fully describes, community financial institutions (FDIC-insured institutions with average assets over the preceding three-year period of $548 million or less during 2004) are eligible to utilize expanded statutory collateral rules that include small business and agricultural loans. The FHLBank has not incurred any credit losses on Advances since its inception. Based upon the collateral held as security for the Advances and the repayment history of the FHLBank’s Advances, management believes that an allowance for credit losses on Advances is unnecessary.
Mortgage Loans Held for Portfolio. The FHLBank, in conjunction with the FHLBanks of Atlanta, Indianapolis, and Seattle, participate in the Mortgage Purchase Program, under which the FHLBank invests in government-insured and conventional residential mortgage loans purchased directly from a participating member. The FHLBank manages the liquidity, interest rate and options risk of the loans, while the member either retains or releases the servicing activities. If participating in the servicing-released program, the member concurrently sells the servicing of the mortgage loans to an unrelated designated mortgage service provider. The FHLBank and the member share in the credit risk on conventional loans, with the member assuming a first loss obligation equivalent to the greater of expected losses or the required deductible for the supplemental mortgage insurance policy and with the FHLBank assuming credit losses in excess of mortgage insurance coverage, supplemental mortgage insurance coverage, and the member’s obligation.
To ensure the retention of credit risk on conventional loans originated or acquired by a member, a Lender Risk Account (LRA) is funded by the FHLBank as a portion of the purchase proceeds of the loans to cover, at a minimum, the expected losses. This account is established to conform to regulations as established by the Finance Board for all conventional Mortgage Purchase Programs. The Finance Board regulation stipulates that the member is responsible for all expected losses on the mortgages being sold to the FHLBank. In order to comply with this regulation, the FHLBank evaluates the proposed conventional mortgages to be sold (either the specific portfolio or a representative sample) to determine the amount of expected losses that will occur. The expected losses represent the amount to be deposited into the LRA and these funds are used to offset any losses that may occur. After five years, excess funds over required balances are distributed to the member in accordance with an amortization schedule that is established at the time of a Master Commitment Contract. No LRA balance is required after 11 years. The LRA is recorded in other liabilities and totaled $37,243,000 and $30,265,000 at December 31, 2004 and 2003.
In addition to the expected losses covered by the LRA, the member selling conventional loans is required to purchase Supplemental Mortgage Insurance (SMI) as an additional financial mitigation or protection against losses over and above those covered by the LRA. The FHLBank is listed as the insured and this coverage serves to further limit the exposure to losses. The LRA and the SMI are anticipated to provide the equivalent to an investment grade rating for the loans purchased. In the event the LRA and the standard SMI policy do not provide sufficient loss protection to support the equivalent investment grade rating, additional mortgage insurance coverage called SMI Plus also must be purchased by the member. This policy covers the expected losses to achieve an investment grade rating of AA over and above the LRA and SMI.
The FHLBank classifies mortgage loans as held for investment and, accordingly, reports them at their principal amount outstanding net of premiums and discounts.
The FHLBank amortizes mortgage premiums and discounts paid to and received by the FHLBank’s participating member as interest income using the level-yield method over the estimated life of the related mortgage loans. Actual prepayment experience and estimates of future principal prepayments are used in calculating the estimated lives of the mortgage loans. The FHLBank aggregates the mortgage loans by similar characteristics (type, maturity, note rate and acquisition date) in determining prepayment estimates. The estimated life method requires a retrospective adjustment each time the FHLBank changes the estimated amounts as if the new estimate had been known since the original acquisition date of the assets. The FHLBank uses nationally-recognized, market-tested third party prepayment models to project estimated lives.
Pair-off fees represent a make-whole provision and are assessed when a member fails to deliver the quantity of loans committed to in the Mandatory Delivery Contracts. The FHLBank includes the pair-off fees in determining the periodic mark to market adjustment of the Mandatory Delivery Contracts which is recorded in the “Net realized and unrealized gain (loss) on derivatives and hedging activities.”
The FHLBank bases the allowance for credit losses on management’s estimate of credit losses inherent in the FHLBank’s mortgage loan portfolio as of the balance sheet date. The FHLBank performs periodic reviews of its portfolio to identify the losses inherent within the portfolio and to determine the likelihood of collection of the portfolio. The overall allowance is determined by an analysis that includes consideration of various data observations such as past performance, current performance, loan portfolio characteristics, collateral valuations, industry data, and prevailing economic conditions. As a result of this analysis, the FHLBank has determined that each member’s obligation for losses and the mortgage insurance coverage exceeds the inherent loss in the portfolio. Accordingly, no allowance for loan losses is considered necessary.
Affordable Housing Program. The Act requires each FHLBank to establish and fund an AHP (see Note 9). The FHLBank charges the required funding for AHP to earnings and establishes a liability. The AHP funds provide subsidies to members to assist in the purchase, construction, or rehabilitation of housing for very low-, low-, and moderate-income households. The FHLBank issues AHP Advances at interest rates below the customary interest rate for non-subsidized Advances. When the FHLBank makes an AHP Advance, the present value of the variation in the cash flow caused by the difference in the interest rate between the AHP Advance rate and the FHLBank’s related cost of funds for comparable maturity funding is charged against the AHP liability and recorded as a discount on the AHP Advance. As an alternative, the FHLBank has the authority to make the AHP subsidy available to members as a grant.
Prepayment Fees. The FHLBank charges a member a prepayment fee when the member prepays certain Advances before the original maturity. The FHLBank records prepayment fees, net of SFAS 133 basis adjustments included in the book value of the Advance, as “Prepayment fees on Advances, net” in the interest income section of the Statements of Income. In cases in which the FHLBank funds a new Advance concurrent with the prepayment of an existing Advance, the FHLBank evaluates whether the new Advance meets the accounting criteria to qualify as a modification of an existing Advance based on guidance in Emerging Issues Task Force (EITF) 01-7, Creditor’s Accounting for a Modification or Exchange of Debt Instruments. If the new Advance qualifies as a modification of the existing Advance, the net prepayment fee on the prepaid Advance is deferred, recorded in the basis of the modified Advance, and amortized over the life of the modified Advance using the level-yield method over the expected life of the new Advance. This amortization is recorded in Advance interest income. If the modified Advance is also hedged, it is considered a de-designation of the original hedging relationship and a re-designation to the current hedging relationship. Assuming the modified Advance hedge qualifies as an effective fair value hedge, the modified Advance is marked to fair value after the amortization of the basis adjustment. This amortization results in offsetting amounts being recorded in net interest income and “Net realized and unrealized gain (loss) on derivatives and hedging activities” in other income. The offsetting amortization, which reduced net interest income and increased the “Net realized and unrealized gain (loss) on derivatives and hedging activities,” amounted to $37,560,000 and $24,718,000 in 2004 and 2003. There were no such offsetting amounts in 2002.
If the FHLBank determines that the Advance should be treated as a new Advance, it records the net fees as “Prepayment fees on Advances, net” in the interest income section of the Statements of Income.
Commitment Fees. The FHLBank defers commitment fees for Advances and amortizes them to interest income over the life of the Advance. Refundable fees are deferred until the commitment expires or until the Advance is made. The FHLBank records commitment fees for letters of credit as a deferred credit when it receives the fees and amortizes them over the term of the letter of credit.
Derivatives. Accounting for derivatives is addressed in SFAS 133. All derivatives are recognized on the balance sheet at their fair values. The FHLBank has two primary objectives when using derivatives:
1.	hedging market risk exposure; and

2.	providing intermediation between the preferences of the capital markets for the kinds of debt securities in which they want to invest and the preferences of member institutions for the kinds of Advances they want to hold and the kinds of mortgage loans they want to sell.
Each derivative is designated as one of the following:
1.	a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment (a “fair value” hedge);

2.	a non-qualifying hedge of an asset or liability (“economic hedge”) for asset/liability management purposes; or

3.	a non-qualifying hedge of another derivative (an “intermediation” hedge) that is offered as a product to members or used to offset other derivatives with non-member counterparties.
Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge, along with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk (including changes that reflect losses or gains on firm commitments), are recorded in other income as “Net realized and unrealized gain (loss) on derivatives and hedging activities.”
Any hedge ineffectiveness (which represents the amount by which the change in the fair value of the derivative differs from the change in the fair value of the hedged item or the variability in the cash flows of the forecasted transaction) on fair value hedges is recorded in other income as “Net realized and unrealized gain (loss) on derivatives and hedging activities.”
Changes in the fair value of a derivative not qualifying as a hedge are recorded in current period earnings with no fair value adjustment to an asset or liability. Both the net interest on the derivative and the fair value adjustments are recorded in other income as “Net realized and unrealized gain (loss) on derivatives and hedging activities.”
When hedge accounting is discontinued because the FHLBank determines that the derivative no longer qualifies as an effective fair value hedge of an existing hedged item, the FHLBank continues to carry the derivative on the balance sheet at its fair value, ceases to adjust the hedged asset or liability for changes in fair value, and begins amortizing the cumulative basis adjustment on the hedged item into earnings using the level-yield method over the remaining life of the hedged item.
When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the FHLBank continues to carry the derivative on the balance sheet at its fair value, removing from the balance sheet any asset or liability that was recorded to recognize the firm commitment and recording it as a gain or loss in current period earnings.
During the second quarter of 2004, the FHLBank changed its manner of assessing effectiveness for certain highly-effective hedging relationship transactions used since the adoption of SFAS 133 on January 1, 2001. See Note 2 for more information.
Equipment and Leasehold Improvements. The FHLBank records equipment and leasehold improvements at cost less accumulated depreciation and amortization. The FHLBank’s accumulated depreciation and amortization was $7,004,000 and $6,401,000 at December 31, 2004 and 2003. The FHLBank computes depreciation on the straight-line method over the estimated useful lives of relevant assets ranging from 3 to 10 years. It amortizes leasehold improvements on the straight-line basis over the shorter of the estimated useful life of the improvement or the remaining term of the lease. The FHLBank capitalizes improvements and major renewals but expenses ordinary maintenance and repairs when incurred. Depreciation and amortization expense was $1,345,000, $1,248,000, and $1,021,000 for the years ended December 31, 2004, 2003, and 2002. The FHLBank includes gains and losses on disposal of equipment and leasehold improvements in other income. The net realized gain (loss) on disposal of equipment and leasehold improvements was $4,000, $(58,000), and $2,000 in 2004, 2003, and 2002.
Cost of computer software developed or obtained for internal use is accounted for in accordance with Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (SOP 98-1). SOP 98-1 requires the cost of purchased software and certain costs incurred in developing computer software for internal use to be capitalized and amortized over future periods. As of December 31, 2004 and 2003, the FHLBank had $3,001,000 and $1,826,000 in unamortized computer software costs included in FHLBank equipment and leasehold improvements. Amortization of computer software costs charged to expense was $623,000, $533,000, and $228,000 for the years ended December 31, 2004, 2003, and 2002.
Concessions on Consolidated Obligations. The FHLBank defers and amortizes, using the level-yield method, the amounts paid to dealers in connection with the sale of Consolidated Obligation Bonds over the terms or estimated lives of the Consolidated Obligation Bonds. The Office of Finance prorates the amount of the concession to the FHLBank based upon the percentage of the debt issued that is assumed by the FHLBank. Unamortized concessions were $24,997,000 and $20,071,000 at December 31, 2004 and 2003 and are included in other assets. Amortization of such concessions is included in Consolidated Obligation interest expense and totaled $17,736,000, $19,546,000, and $13,233,000 in 2004, 2003, and 2002.
Discounts and Premiums on Consolidated Obligations. The FHLBank amortizes the discounts and premiums on Consolidated Obligation Bonds to expense using the level-yield method over the terms to maturity of the Consolidated Obligation Bonds and expenses the discounts on Consolidated Obligation Discount Notes using the straight-line method over the term of the related notes due to their short-term nature. Analyses of the straight-line compared to the level-yield method has been performed by the FHLBank and the FHLBank has determined that the impact to the financial statements for each period reported, taken individually and as a whole, is not material.
Resolution Funding Corporation (REFCORP) Assessments. Although the FHLBank is exempt from ordinary federal, state, and local taxation except for local real estate tax, it is required to make payments to REFCORP. The REFCORP assessment amounts to U.S. Generally Accepted Accounting Principles (GAAP) net income before the REFCORP assessment multiplied by 20 percent. The AHP and REFCORP assessments are calculated simultaneously because of their interdependence on each other. Calculation of the AHP assessment is discussed in Note 9. The Resolution Funding Corporation has been designated as the calculation agent for the AHP and REFCORP assessments. Each FHLBank provides their net income before AHP and REFCORP to the Resolution Funding Corporation, who then performs the calculations for each quarter end.
The FHLBanks will continue to expense these amounts until the aggregate amounts actually paid by all 12 FHLBanks are equivalent to a $300 million annual annuity (or a scheduled payment of $75 million per quarter) whose final maturity date is April 15, 2030, at which point the required payment of each FHLBank to REFCORP will be fully satisfied. The Finance Board in consultation with the Secretary of the Treasury selects the appropriate discounting factors to be used in this annuity calculation. The FHLBanks use the actual payments made to determine the amount of the future obligation that has been defeased. The cumulative amount to be paid to REFCORP by the FHLBank is not determinable at this time because it depends on the future earnings of all FHLBanks and interest rates.
If the FHLBank experienced a net loss during a quarter, but still had net income for the year, the FHLBank’s obligation to the REFCORP would be calculated based on the FHLBank’s year-to-date net income. The FHLBank would be entitled to a refund of amounts paid for the full year that were in excess of its calculated annual obligation. If the FHLBank had net income in subsequent quarters, it would be required to contribute additional amounts to meet its calculated annual obligation. If the FHLBank experienced a net loss for a full year, the FHLBank would have no obligation to the REFCORP for the year. The Finance Board is required to extend the term of the FHLBanks’ obligation to the REFCORP for each calendar quarter in which there is a deficit quarterly payment. A deficit quarterly payment is the amount by which the actual quarterly payment falls short of $75 million.
The FHLBanks’ aggregate payments through 2004 exceeded the scheduled payments, effectively accelerating payment of the REFCORP obligation and shortening its remaining term to the second quarter of 2019. The FHLBanks’ aggregate payments through 2004 have satisfied $45.2 million of the $75 million scheduled payment for the second quarter of 2019 and all scheduled payments thereafter. This date assumes that all $300 million annual payments required after December 31, 2004 will be made.
The benchmark payments or portions of them could be reinstated if the actual REFCORP payments of the FHLBanks fall short of $75 million in a quarter. The maturity date of the REFCORP obligation may be extended beyond April 15, 2030 if such extension is necessary to ensure that the value of the aggregate amounts paid by the FHLBanks exactly equals a $300 million annual annuity. Any payment beyond April 15, 2030 will be paid to the Department of Treasury.
Finance Board and Office of Finance Expenses. The FHLBank is assessed for its proportionate share of the costs of operating the Finance Board, the FHLBank’s primary regulator, and the Office of Finance, which manages the sale of Consolidated Obligations. The Finance Board allocates its operating and capital expenditures to the FHLBanks based on each FHLBank’s percentage of total capital. The Office of Finance allocates its operating and capital expenditures based on each FHLBank’s percentage of capital stock, percentage of Consolidated Obligations issued and percentage of Consolidated Obligations outstanding.

Other Expenses. The FHLBank classifies third party volume-related mortgage loan costs and amounts awarded under its American Dream Homeownership Challenge grant fund as other expenses.
Estimated Fair Values. Many of the FHLBank’s financial instruments lack an available trading market characterized by transactions between a willing buyer and a willing seller engaging in an exchange transaction. Therefore, the FHLBank uses internal models employing significant estimates and present-value calculations when disclosing estimated fair values. The FHLBank assumes that book value approximates fair value for financial instruments with three months or less to repricing or maturity. Note 17 details the estimated fair values of the FHLBank’s financial instruments.
Cash Flows. In the Statements of Cash Flows, the FHLBank considers cash and due from banks as cash and cash equivalents.
Reclassifications. Certain amounts in the 2003 and 2002 financial statements have been reclassified to conform to the 2004 presentation. In particular, for the years ended December 31, 2003 and 2002, the FHLBank has reclassified prepayment fee income on the Statements of Income. Previously, prepayment fee income was classified as a separate line item within other income. These amounts have been reclassified and are now included as a separate line item in interest income for the years ended December 31, 2003 and 2002. As a result of this reclassification, net interest income and other income were adjusted by $29,817,000 and $26,341,000 for the years ended December 31, 2003 and 2002. Analyses of this reclassification has been performed by the FHLBank and the FHLBank has determined that the impact to the financial statements for each period reported, taken individually and as a whole, is not material.
In addition, for the year ended December 31, 2002, the FHLBank has reclassified net interest on the two stand-alone derivative instruments used as economic hedges and associated with “Trading securities.” Previously, net interest on these stand-alone derivatives was recorded in “Trading securities” within net interest income while unrealized gains (losses) on these derivatives were recorded in “Net realized and unrealized gain (loss) on derivatives and hedging activities” within “other income.” These amounts were reclassified in 2003 and are both now included in “Net realized and unrealized gain (loss) on derivatives and hedging activities” for the year ended December 31, 2002. As a result of this reclassification, “Trading securities” changed from $837,000 to $1,419,000 for the year ended December 31, 2002. In addition, “Net realized and unrealized gain (loss) on derivatives and hedging activities” changed from $(254,000) to $(836,000) for the year ended December 31, 2002.
Note 2—Accounting Adjustments and Change in Accounting Principle and Recently Issued Accounting Standards and Interpretations
Accounting Adjustments. During the second quarter of 2004, the FHLBank changed the manner in which it assesses effectiveness for certain highly-effective Consolidated Obligation hedging relationships. Under the FHLBank’s prior approach, the FHLBank inappropriately assumed no ineffectiveness for these hedging transactions since the Consolidated Obligation and the designated interest rate swap agreement had identical terms with the exception that the interest rate swaps used in these relationships were structured with one settlement amount under the receive side of the swap that differed from all other receive-side settlements by an amount equivalent to the concession cost associated with the Consolidated Obligation. During 2004, the FHLBank changed its method of accounting for these relationships to begin measuring effectiveness for such transactions during each reporting period.
The FHLBank assessed the impact of this change on all prior annual periods since the adoption of SFAS 133 on January 1, 2001, and all prior quarterly periods for 2004 and 2003, and determined that had the FHLBank applied this approach since January 1, 2001 it would not have had a material impact on the results of operations or financial condition of the FHLBank for any of these prior reporting periods. The FHLBank recorded a decrease of $540,000 to income before assessments included in other income in “Net realized and unrealized gain (loss) on derivatives and hedging activities” and a decrease of $397,000 to net income in the second quarter of 2004. These amounts include a reduction of $290,000 to net income related to periods prior to January 1, 2004, and reflect the accounting as if the FHLBank had employed the new approach from the date of adoption of SFAS 133 until its implementation of the new approach for measuring effectiveness.

EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. In March 2004, the FASB reached a consensus on EITF 03-1, which clarifies the application of an impairment model to determine whether investments are other-than-temporarily impaired. The provisions of EITF 03-1 must be applied prospectively to all current and future investments accounted for in accordance with SFAS 115, Accounting for Certain Investments in Debt and Equity Securities. On September 15, September 30, and November 15, 2004, the FASB issued proposed staff positions to provide guidance on the application and scope of certain paragraphs and to defer the effective date of the impairment measurement and recognition provisions contained in specific paragraphs of EITF 03-1. This deferral will be superseded in FASB’s final issuance of the staff position. The management of the FHLBank does not expect the revised EITF to have a material impact on its results of operations or financial condition at the time of adoption.
Adoption of SFAS 150. The FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (herein referred to as “SFAS 150”) in May 2003. This statement establishes a standard for how certain financial instruments with characteristics of both liabilities and equity are classified in the financial statements and provides accounting guidance for, among other things, mandatorily redeemable financial instruments.
The FHLBank concluded that it is a “Nonpublic entity” based on the characteristics of the FHLBank’s stock and the definition in SFAS 150. The FHLBank is a cooperative whose member financial institutions own all of the capital stock of the FHLBank. Member shares cannot be purchased or sold except between an FHLBank and its members and at their $100 per share par value. Additionally, the FHLBank does not have equity securities which trade in a public market, future filings with the Securities and Exchange Commission (SEC) are not in anticipation of the sale of equity securities in a public market, as the FHLBank is prohibited by law from doing so, and the FHLBank is not controlled by an entity which has equity securities traded or contemplated to be traded in a public market.
Although the FHLBank is a “Nonpublic entity,” it does file financial statements with the Finance Board on a monthly basis and has public debt outstanding. Based on the above and on the definitions included in FASB issued Staff Position (FSP) FAS 150-3, Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, the FHLBank concludes that the FHLBank is a Nonpublic SEC Registrant and was subject to SFAS 150 on January 1, 2004. Therefore, the FHLBanks adopted SFAS 150 as of January 1, 2004. In compliance with SFAS 150, the FHLBanks reclassify stock subject to mandatory redemption from equity to liability once a member exercises a written redemption right, gives notice of intent to withdraw from membership, or attains non-member status by merger or acquisition, charter termination, or involuntary termination from membership, since the shares of capital stock will then meet the definition of a mandatorily redeemable financial instrument. Shares of capital stock meeting this definition are reclassified to a liability at fair value. Dividends related to capital stock classified as a liability are accrued at the expected dividend rate and reported as interest expense in the Statements of Income. The repayment of these mandatorily redeemable financial instruments is reflected as a cash outflow in the financing activities section of the Statements of Cash Flows.
If a member cancels its written notice of redemption or notice of withdrawal, the FHLBank will reclassify mandatorily redeemable capital stock from a liability to equity in compliance with SFAS 150. After the reclassification, dividends on the capital stock will no longer be classified as interest expense.
On January 1, 2004, the FHLBank reclassified $29,825,200 of its outstanding capital stock to “Mandatorily redeemable capital stock” in the liability section of the Statements of Condition. For the year ended December 31, 2004, dividends on mandatorily redeemable capital stock in the amount of $1,350,000 were recorded as interest expense.
Although the mandatorily redeemable capital stock is not included in capital for financial reporting purposes, such outstanding stock is considered capital for regulatory purposes. See Capital, Note 13, for more information including significant restrictions on stock redemption.

Adoption of SOP 03-3. The American Institute of Certified Public Accountants issued Statement of Position 03-3 (herein referred to as “SOP 03-3”), Accounting for Certain Loans or Debt Securities Acquired in a Transfer, in December 2003. SOP 03-3 provides guidance on the accounting for differences between contractual and expected cash flows from the purchaser’s initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality. Among other things, SOP 03-3: (1) prohibits the recognition of the excess of contractual cash flows over expected cash flows as an adjustment of yield, loss accrual or valuation allowance at the time of purchase; (2) requires that subsequent increases in expected cash flows be recognized prospectively through an adjustment of yield; and (3) requires that subsequent decreases in expected cash flows be recognized as an impairment. In addition, SOP 03-3 prohibits the creation or carryover of a valuation allowance in the initial accounting of all loans within its scope that are acquired in a transfer. As required, the FHLBank will adopt SOP 03-3 as of January 1, 2005. The FHLBank does not expect the new rules to have a material impact on its results of operations or financial condition at the time of adoption.
Note 3—Cash and Due from Banks
Compensating Balances. The FHLBank maintains collected cash balances with commercial banks in return for certain services. These agreements contain no legal restrictions about the withdrawal of funds. The average compensating balances for the years ended December 31, 2004 and 2003, were approximately $297,000 and $488,000.
In addition, the FHLBank maintained average required clearing balances with various Federal Reserve Banks and branches of approximately $1,000,000 for the years ended December 31, 2004 and 2003. These are required clearing balances that represent an average balance required to be maintained over each 14-day cycle and contain no legal restrictions about the withdrawal of the funds. The FHLBank may use earnings credits on these balances to pay for services received from the Federal Reserve Banks.
Pass-through Deposit Reserves. The FHLBank acts as a pass-through correspondent for member institutions required to deposit reserves with the Federal Reserve Banks. The amount shown as “Cash and due from banks” includes pass-through reserves deposited with Federal Reserve Banks of approximately $9,539,000 and $5,376,000 as of December 31, 2004 and 2003. The FHLBank includes member reserve balances in “Other liabilities” on the Statements of Condition.
Note 4—Securities Purchased Under Agreements to Resell
The FHLBank has entered into purchases of securities purchased under agreements to resell those securities. These amounts represent short-term loans and are assets in the Statement of Condition. One of the Federal Reserve Banks holds the securities purchased under agreements to resell in safekeeping in the name of the FHLBank. Should the market value of the underlying securities decrease below the market value required as collateral, the counterparty must place an equivalent amount of additional securities in safekeeping in the name of the FHLBank or the dollar value of the resale agreement will be decreased accordingly.
Note 5—Trading Securities
Major Security Types. Trading securities as of December 31, 2004 and 2003 were as follows (in thousands):

	2004	2003
Mortgage-backed securities:
Agency	$8,463	$11,919

We have never purchased mortgage-backed securities that represent loans purchased from our members or from other FHLBanks and therefore the above balances do not include any such purchases.

Net loss on trading securities for the years ended December 31, 2004, 2003, and 2002 included a change in net unrealized holding loss (in thousands) of $33, $415, and $625 for securities held on December 31, 2004, 2003, and 2002.
Note 6—Available-for-Sale Securities
Major Security Types. Available-for-sale securities as of December 31, 2004, were as follows (in thousands):

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value
Commercial paper	$910,682	$—	$(90)	$910,592

Available-for-sale securities as of December 31, 2003, were as follows (in thousands):

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value
Bankers’ acceptances	$2,999	$—	$—	$2,999
Commercial paper	819,522	—	(8)	819,514

Total	$822,521	$—	$(8)	$822,513

All securities outstanding with gross unrealized losses at December 31, 2004 and December 31, 2003 were short-term securities with terms of less than 12 months.
The FHLBank reviewed its investment security holdings and has determined that all unrealized losses reflected above are temporary, based in part on the creditworthiness of the issuers and the underlying collateral.
Redemption Terms. The amortized cost and estimated fair value of available-for-sale securities by contractual maturity at December 31 are shown below (in thousands). Expected maturities of some securities and mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment fees.

	2004		2003
		Estimated		Estimated
	Amortized	Fair	Amortized	Fair
Year of Maturity	Cost	Value	Cost	Value
Due in one year or less	$910,682	$910,592	$822,521	$822,513

Interest Rate Payment Terms. The following table details additional interest rate payment terms for investment securities classified as available-for-sale at December 31, 2004 and 2003 (in thousands):

	2004	2003
Amortized cost of available-for-sale securities other than mortgage-backed securities:
Fixed-rate	$910,682	$822,521

Gains and Losses. There were no gross gains (in thousands) and gross losses (in thousands) of $3, $0, and $0 were realized on sales of available-for-sale securities for the years ended December 31, 2004, 2003, and 2002.

Note 7—Held-to-Maturity Securities
Major Security Types. Held-to-maturity securities as of December 31, 2004, were as follows (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	(Losses)	Fair Value
State or local housing agency obligations	$37,585	$968	$—	$38,553

Mortgage-backed securities:
Government-sponsored enterprises	10,979,887	54,252	(47,577)	10,986,562
Agency	93,224	766	—	93,990
Other	601,146	154	(672)	600,628

Total mortgage-backed securities	11,674,257	55,172	(48,249)	11,681,180

Total	$11,711,842	$56,140	$(48,249)	$11,719,733

Held-to-maturity securities as of December 31, 2003, were as follows (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	(Losses)	Fair Value
State or local housing agency obligations	$50,570	$777	$(1,134)	$50,213

Mortgage-backed securities:

Government-sponsored enterprises	10,234,175	68,011	(50,753)	10,251,433
Agency	191,927	1,481	—	193,408
Other	763,378	2,331	(1,029)	764,680

Total mortgage-backed securities	11,189,480	71,823	(51,782)	11,209,521

Total	$11,240,050	$72,600	$(52,916)	$11,259,734

We have never purchased mortgage-backed securities that represent loans purchased from our members or from other FHLBanks and therefore the above balances do not include any such purchases. The United States Government does not guarantee securities of government-sponsored enterprises unless the securities are issued by a direct agency of the United States Government.
The following table summarizes the held-to-maturity securities with unrealized losses as of December 31, 2004. The unrealized losses are aggregated by major security type and length of time that individual securities have been in a continuous unrealized loss position (in thousands).

	Less than 12 Months		12 Months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	(Losses)	Value	(Losses)	Value	(Losses)
Mortgage-backed securities:
Government-sponsored enterprises	$3,695,792	$(20,328)	$1,384,865	$(27,249)	$5,080,657	$(47,577)
Agency	—	—	—	—	—	—
Other	456,234	(672)	—	—	456,234	(672)

Total temporarily impaired	$4,152,026	$(21,000)	$1,384,865	$(27,249)	$5,536,891	$(48,249)

The following table summarizes the held-to-maturity securities with unrealized losses as of December 31, 2003. The unrealized losses are aggregated by major security type and length of time that individual securities have been in a continuous unrealized loss position (in thousands).

	Less than 12 Months		12 Months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	(Losses)	Value	(Losses)	Value	(Losses)
State or local housing agency obligations	$18,391	$(1,134)	$—	$—	$18,391	$(1,134)

Mortgage-backed securities:
Government-sponsored enterprises	3,896,511	(50,753)	—	—	3,896,511	(50,753)
Agency	—	—	—	—	—	—
Other	332,503	(1,029)	—	—	332,503	(1,029)

Total mortgage-backed securities	4,229,014	(51,782)	—	—	4,229,014	(51,782)

Total temporarily impaired	$4,247,405	$(52,916)	$—	$—	$4,247,405	$(52,916)

The FHLBank reviewed its investment security holdings and has determined that all unrealized losses reflected above are temporary, based in part on the creditworthiness of the issuers and the underlying collateral. Additionally, the FHLBank has the ability and the intent to hold such securities through to recovery of the unrealized losses.
The FHLBank sold certain mortgage-backed securities out of its held-to-maturity portfolio in 2003 that had less than 15 percent of the acquired principal outstanding. In accordance with GAAP, such sales are considered as maturities for purposes of security classification. The FHLBank recognized a gain of (in thousands) $4,571 in other income on the sale of these securities.
Redemption Terms. The amortized cost and estimated fair value of held-to-maturity securities by contractual maturity at December 31 are shown below (in thousands). Expected maturities of some securities and mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment fees.

	2004		2003
	Amortized	Estimated	Amortized	Estimated
Year of Maturity	Cost	Fair Value	Cost	Fair Value
Due after one year through five years	$2,325	$2,383	$3,135	$3,360
Due after ten years	35,260	36,170	47,435	46,853

Total other	37,585	38,553	50,570	50,213

Mortgage-backed securities:
Government-sponsored enterprises	10,979,887	10,986,562	10,234,175	10,251,433
Agency	93,224	93,990	191,927	193,408
Other	601,146	600,628	763,378	764,680

Total mortgage-backed securities	11,674,257	11,681,180	11,189,480	11,209,521

Total	$11,711,842	$11,719,733	$11,240,050	$11,259,734

The amortized cost of the FHLBank’s mortgage-backed securities classified as held-to-maturity includes net premiums (in thousands) of $23,227 and $29,877 at December 31, 2004 and 2003.
Interest Rate Payment Terms. The following table details interest rate payment terms for investment securities classified as held-to-maturity at December 31, 2004 and 2003 (in thousands):

	2004	2003
Amortized cost of held-to-maturity securities other than mortgage-backed securities:
Fixed-rate	$33,525	$45,515
Variable-rate	4,060	5,055

Total other	37,585	50,570

Amortized cost of held-to-maturity mortgage-backed securities:
Pass-through securities:
Fixed-rate	5,033,336	5,705,457
Collateralized mortgage obligations:
Fixed-rate	6,632,141	5,468,083
Variable-rate	8,780	15,940

Total mortgage-backed securities	11,674,257	11,189,480

Total	$11,711,842	$11,240,050

Note 8—Advances
Redemption Terms. At December 31, 2004 and 2003, the FHLBank had Advances outstanding, including AHP Advances (see Note 9), at interest rates ranging from 0.00 percent to 9.75 percent, as summarized below (in thousands). Advances with interest rates of 0.00 percent are AHP subsidized Advances.

	2004		2003
		Weighted		Weighted
		Average		Average
		Interest		Interest
Year of Maturity	Amount	Rate %	Amount	Rate %
Overdrawn demand deposit accounts	$627	2.67	$—

2004			11,637,946	1.25
2005	13,198,436	2.44	7,133,587	3.22
2006	4,336,969	2.75	3,957,005	2.04
2007	6,123,014	2.54	4,976,848	4.06
2008	2,876,750	3.40	5,377,169	4.08
2009	5,514,328	2.92	1,413,549	5.07
Thereafter	8,869,120	4.21	7,275,160	4.73

Total par value	40,919,244	3.00	41,771,264	3.10

Commitment fees	(2,906)		(879)
Discount on Affordable Housing Program Advances	(27,430)		(24,482)
Premium on Advances	—		22,722
Discount on Advances	(3,027)		(305)
SFAS 133 hedging adjustments	415,061		1,360,823

Total	$41,300,942		$43,129,143

The FHLBank offers Advances to members that may be prepaid on pertinent dates (call dates) without incurring prepayment or termination fees (callable Advances). Other Advances may only be prepaid by paying a fee to the FHLBank (prepayment fee) that makes the FHLBank financially indifferent to the prepayment of the Advance. At December 31, 2004 and 2003, the FHLBank had callable Advances (in thousands) of $14,193,557 and $7,438,582.
The following table summarizes Advances at December 31, 2004 and 2003, by year of maturity or next call date for callable Advances (in thousands):

Year of Maturity or Next Call/Repricing Date	2004	2003
Overdrawn demand deposit accounts	$627	$—

2004		22,114,583
2005	28,099,059	3,338,912
2006	1,816,444	1,203,830
2007	975,371	2,490,215
2008	1,452,863	4,173,082
2009	1,478,849	1,280,070
Thereafter	7,096,031	7,170,572

Total par value	$40,919,244	$41,771,264

The FHLBank also offers convertible Advances. With a convertible Advance, the FHLBank effectively purchases a put option from the member that allows the FHLBank to terminate the fixed rate Advance, which the FHLBank normally would exercise when interest rates increase, and offer a floating rate Advance. At December 31, 2004 and 2003, the FHLBank had convertible Advances outstanding totaling (in thousands) $7,395,200 and $14,817,800.
The following table summarizes Advances at December 31, 2004 and 2003, by year of maturity or next put date for convertible Advances (in thousands):

Year of Maturity or Next Put Date	2004	2003
Overdrawn demand deposit accounts	$627	$—

2004		25,468,646
2005	19,545,636	5,051,087
2006	4,595,969	3,902,905
2007	6,244,514	3,054,248
2008	2,118,250	1,747,469
2009	4,536,628	452,849
Thereafter	3,877,620	2,094,060

Total par value	$40,919,244	$41,771,264

The FHLBank also offers Advances with a prepayment option based on the 12-month average prepayment speed on a Freddie Mac or Fannie Mae mortgage-backed security with a similar coupon rate and term (Mortgage Matched Advances). During each 12-month period beginning with the date of disbursement, the borrower will have the option of making one partial payment of principal without incurring a prepayment fee. At December 31, 2004 and 2003, the FHLBank had (in thousands) $392,220 and $376,898 of Advances with such coupons which are included in the above tables by original maturity date.
Security Terms. The FHLBank lends to financial institutions involved in housing finance within its district according to Federal statutes, including the Act. The Act requires the FHLBank to obtain sufficient collateral on Advances to protect against losses and to accept only certain U.S. Government or government agency securities, residential mortgage loans, cash or deposits and member capital stock in the FHLBank, and other eligible real estate-related assets as collateral on such Advances. However, Community Financial Institutions (CFIs) are eligible to utilize expanded statutory collateral provisions dealing with loans to small or agricultural businesses. At December

31, 2004 and 2003, the FHLBank had rights to collateral with an estimated value greater than outstanding Advances of more than $140 billion and $120 billion, respectively. Based upon the financial condition of the member, the FHLBank:
1.	allows a member to retain possession of the collateral assigned to the FHLBank, if the member executes a written security agreement and agrees to hold such collateral for the benefit of the FHLBank; or

2.	requires the member specifically to assign or place physical possession of such collateral with the FHLBank or its safekeeping agent.
Beyond these provisions, Section 10(e) of the Act affords any security interest granted by a member to the FHLBank priority over the claims or rights of any other party. The exceptions are those claims that would be entitled to priority under otherwise applicable law and are held by bona fide purchasers for value or by secured parties with perfected security interests.
Credit Risk. While the FHLBank has never experienced a credit loss on an Advance to a member, the FHLBank’s contemplated expansion in collateral for CFIs provides the potential for additional credit risk for the FHLBank. The management of the FHLBank has the policies and procedures in place to appropriately manage this credit risk. Accordingly, the FHLBank has not provided any allowances for losses on Advances.
The FHLBank’s potential credit risk from Advances is concentrated in commercial banks and savings institutions. As of December 31, 2004 and 2003, the FHLBank had Advances of $12.9 billion and $21.6 billion outstanding to two and three member institutions, and this represented 31.5 percent and 51.7 percent of total Advances outstanding. The income from Advances to these member institutions amounted to $347.5 million and $675.2 million during 2004 and 2003. The FHLBank held sufficient collateral to cover the Advances to these institutions, and the FHLBank does not expect to incur any credit losses on these Advances.
Interest Rate Payment Terms. The following table details additional interest rate payment terms for Advances at December 31, 2004 and 2003 (in thousands):

	2004	2003
Par amount of Advances:
Fixed-rate	$21,995,687	$27,602,682
Variable-rate	18,923,557	14,168,582

Total	$40,919,244	$41,771,264

The following table shows Advance balances at December 31, 2004 to members holding 10 percent or more of total Advances:

(Dollars in millions)	Principal	% of Total
Charter One Bank, N.A.	$8,527	21%
Fifth Third Bank	4,345	11

Total	$12,872	32%

Note 9—Affordable Housing Program (AHP)
Section 10(j) of the Act requires each FHLBank to establish an AHP. Each FHLBank provides subsidies in the form of direct grants and below-market interest rate Advances to members who use the funds to assist in the purchase, construction, or rehabilitation of housing for very low-, low-, and moderate-income households. Annually, the FHLBanks must set aside for the AHP the greater of $100 million or 10 percent of regulatory net income. Regulatory net income for AHP assessment purposes is equal to net income reported in accordance with GAAP before interest expense related to mandatorily redeemable capital stock and the AHP assessment. The exclusion of mandatorily redeemable capital stock related interest expense is a regulatory calculation determined by the Finance Board.
Similarly, the REFCORP assessment (see Note 1) amounts to GAAP Net Income before the REFCORP assessment multiplied by 20 percent. The AHP and REFCORP assessments are calculated simultaneously because of their interdependence on each other. The Resolution Funding Corporation has been designated as the calculation agent for AHP and REFCORP assessments. Each FHLBank provides their net income before AHP and REFCORP to the Resolution Funding Corporation, who then performs the calculations for each quarter end.
The FHLBank charges the amount set aside for AHP to expense and recognizes it as a liability. The FHLBank relieves the AHP liability as members use subsidies. In periods where the FHLBank net income before AHP and REFCORP is zero or less, the amount of AHP liability is equal to zero, barring application of the following. If the result of the aggregate 10 percent calculation described above is less than $100 million for all 12 FHLBanks, then the Act requires the shortfall to be allocated among the FHLBanks based on the ratio of each FHLBank’s income before AHP and REFCORP to the sum of the income before AHP and REFCORP of the 12 FHLBanks. There was no shortfall in either 2004 or 2003. The FHLBank had outstanding principal in AHP-related Advances (in thousands) of $144,678 and $127,953 at December 31, 2004, and 2003. The following table presents changes in the AHP liability for the years ended December 31, 2004 and 2003 (in thousands):

	2004	2003
AHP liability at beginning of year	$85,632	$82,213
Accruals	25,377	18,972
Subsidy uses	(22,090)	(15,553)

AHP liability at end of year	$88,919	$85,632

Note 10—Mortgage Loans Held for Portfolio
The Mortgage Purchase Program involves the investment by the FHLBank in mortgage loans that are purchased from its participating members. The total loans represent held-for-investment loans under the Mortgage Purchase Program whereby the FHLBank’s members originate, service, and credit enhance home mortgage loans that are then sold to the FHLBank. Those members participating in the servicing-released program do not service the loans owned by the FHLBank. The servicing on these loans was sold concurrently to a designated mortgage service provider. The following table presents information as of December 31, 2004, and 2003, on mortgage loans held for portfolio (in thousands):

	2004	2003
Real Estate:
Fixed medium-term single-family mortgages	$1,826,808	$1,899,828
Fixed long-term single-family mortgages	6,444,878	6,086,649
Premiums	121,048	131,436
Discounts	(7,277)	(3,895)
SFAS 133 unamortized market adjustments	(14,962)	(12,860)

Total mortgage loans held for portfolio	$8,370,495	$8,101,158

The par value (in thousands) of mortgage loans held for portfolio outstanding at December 31, 2004, and December 31, 2003, was comprised of government-insured loans totaling $2,414,684 and $2,893,438 and conventional loans totaling $5,857,002 and $5,093,039, respectively.
The current mortgage loan portfolio consists of FHA and conventional mortgage loans. The conventional mortgage loans are supported by supplemental insurance and the member’s credit enhancement (Lender Risk Account) in addition to the associated property as collateral. The FHLBank has experienced no credit losses on mortgage loans to date and no event has occurred that would support that the FHLBank would have to absorb any credit losses on these mortgage loans. Accordingly, the FHLBank has not provided any allowances for losses on these mortgage loans.
The FHLBank had no nonaccrual loans at December 31, 2004 and 2003.
The estimated fair value of the mortgage loans held for portfolio as of December 31, 2004 and 2003 are reported in Note 17.
Mortgage loans, other than those included in large groups of smaller-balance homogeneous loans, are considered impaired when, based on current information and events, it is probable that the FHLBank will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage loan agreement. At December 31, 2004 and 2003, the FHLBank had no recorded investments in impaired mortgage loans.
The following table shows unpaid principal balances at December 31, 2004 to members supplying 10 percent or more of total unpaid principal:

(Dollars in millions)	Unpaid Principal Balances	% of Total
National City Bank	$4,349	53%
Union Savings Bank	2,257	27

Total	$6,606	80%

Note 11—Deposits
The FHLBank offers demand and overnight deposits for members and qualifying non-members. In addition, the FHLBank offers short-term deposit programs to members. A member that services mortgage loans may deposit in the FHLBank funds collected in connection with the mortgage loans, pending disbursement of such funds to the owners of the mortgage loans; the FHLBank classifies these items as “Other deposits” on the Statements of Condition.
Certain financial institutions have agreed to maintain compensating balances in consideration for correspondent and other non-credit services. These balances are classified as deposits on the accompanying financial statements. The compensating balances held by the FHLBank averaged (in thousands) $119,116 and $132,237 during 2004 and 2003.
Deposits classified as demand, overnight, and other pay interest based on a daily interest rate. Term deposits pay interest based on a fixed rate determined at the issuance of the deposit. The average interest rates paid on average deposits during 2004, 2003, and 2002 were 1.05 percent, 0.94 percent, and 1.47 percent.

Note 12—Consolidated Obligations
Consolidated Obligations are the joint and several obligations of the FHLBanks and consist of Consolidated Bonds and Discount Notes. The FHLBanks issue Consolidated Obligations through the Office of Finance as their agent. Consolidated Bonds are issued primarily to raise intermediate and long-term funds for the FHLBanks and are not subject to any statutory or regulatory limits on maturity. Consolidated Discount Notes are issued primarily to raise short-term funds. These notes sell at less than their face amount and are redeemed at par value when they mature.
The Finance Board, at its discretion, may require any FHLBank to make principal or interest payments due on any Consolidated Obligations. Although it has never occurred, to the extent that an FHLBank would make a payment on a Consolidated Obligation on behalf of another FHLBank, the paying FHLBank would be entitled to reimbursement from the non-complying FHLBank. However, if the Finance Board determines that the non-complying FHLBank is unable to satisfy its obligations, then the Finance Board may allocate the outstanding liability among the remaining FHLBanks on a pro rata basis in proportion to each FHLBank’s participation in all Consolidated Obligations outstanding, or on any other basis the Finance Board may determine.
The par amounts of the FHLBanks’ outstanding Consolidated Obligations, including Consolidated Obligations held by other FHLBanks, were approximately $869.2 billion and $759.5 billion at December 31, 2004 and 2003. Regulations require the FHLBank to maintain unpledged qualifying assets equal to its participation in the Consolidated Obligations outstanding. Qualifying assets are defined as cash; secured Advances; assets with an assessment or rating at least equivalent to the current assessment or rating of the Consolidated Obligations; obligations of or fully guaranteed by the United States, obligations, participations, or other instruments of or issued by Fannie Mae or Ginnie Mae; mortgages, obligations, or other securities which are or have ever been sold by Freddie Mac under the Act; and such securities as fiduciary and trust funds may invest in under the laws of the state in which the FHLBank is located.
On June 2, 2000, the Finance Board adopted a final rule amending the FHLBanks’ leverage limit requirements. Effective July 1, 2000, each FHLBank’s leverage limit is based on a ratio of assets to capital, rather than a ratio of liabilities to capital. The Finance Board’s former regulations prohibited the issuance of Consolidated Obligations if such issuance would bring the FHLBanks’ outstanding Consolidated Obligations and other unsecured senior liabilities above 20 times the FHLBanks’ total capital. The Finance Board’s Financial Management Policy also applied this limit on an FHLBank-by-FHLBank basis. The final rule deletes the FHLBanks’ overall leverage limit from the regulations, but limits each FHLBank’s assets generally to no more than 21 times its capital. Nevertheless, an FHLBank whose non-mortgage assets, after deducting deposits and capital, do not exceed 11 percent of its assets may have total assets in an amount not greater than 25 times its capital. As a result of the implementation of its new capital structure, the FHLBank is no longer required to follow this regulation (see Note 13).
To provide the holders of Consolidated Obligations issued before January 29, 1993 (prior bondholders) the protection equivalent to that provided under the FHLBanks’ previous leverage limit of 12 times the FHLBanks’ regulatory capital stock, prior bondholders have a claim on a certain amount of the qualifying assets [Special Asset Account (SAA)] if regulatory capital stock is less than 8.33 percent of Consolidated Obligations. At December 31, 2004 and 2003, the FHLBanks’ regulatory capital stock was 4.7 percent and 5.0 percent of the par value of Consolidated Obligations outstanding, and the required minimum pledged asset balance was approximately $219,000 and $24.0 million. Further, the regulations require each FHLBank to transfer qualifying assets in the amount of its allocated share of the FHLBanks’ SAA to a trust for the benefit of the prior bondholders if its capital-to-assets ratio falls below two percent. As of December 31, 2004 and 2003 no FHLBank had a capital-to-assets ratio less than two percent; therefore no assets were being held in a trust. In addition, no trust has ever been established as a result of this regulation, as the ratio has never fallen below two percent.
General Terms. Consolidated Obligations are issued with either fixed-rate coupon payment terms or variable-rate coupon payment terms that use a variety of indices for interest rate resets including the London Interbank Offered Rate (LIBOR), Constant Maturity Treasury (CMT), 11th District Cost of Funds Index (COFI), and others. In addition, to meet the expected specific needs of certain investors in Consolidated Obligations, both fixed-rate bonds and variable-rate bonds may also contain certain features, which may result in complex coupon payment terms and call options. When such Consolidated Obligations are issued, the FHLBank enters into derivatives containing offsetting features that effectively convert the terms of the bond to those of a simple variable-rate bond or a fixed-

rate bond.
These Consolidated Obligations, beyond having fixed-rate or simple variable-rate coupon payment terms, may also have the following broad terms regarding either principal repayment or coupon payment terms:
Optional Principal Redemption Bonds (callable bonds) that the FHLBank may redeem in whole or in part at its discretion on predetermined call dates according to the terms of the bond offerings.
Interest Rate Payment Terms. The following table details interest rate payment terms for Consolidated Bonds at December 31, 2004 and 2003 (in thousands):

	2004	2003
Par value of Consolidated Bonds:
Fixed-rate	$49,950,055	$39,655,575
Variable-rate	2,030,000	580,000

Total par value	$51,980,055	$40,235,575

Redemption Terms. The following is a summary of the FHLBank’s participation in Consolidated Bonds outstanding at December 31, 2004 and 2003, by year of maturity (dollars in thousands):

	2004		2003
		Weighted		Weighted
		Average		Average
		Interest		Interest
Year of Maturity	Amount	Rate %	Amount	Rate %
2004			$12,669,820	3.32
2005	$13,827,055	2.43	5,814,055	3.52
2006	14,615,000	2.91	6,070,000	3.41
2007	8,433,000	3.43	3,936,000	3.84
2008	3,408,000	3.58	3,253,000	3.64
2009	2,990,000	4.14	1,360,000	4.56
Thereafter	8,707,000	4.72	7,132,700	4.79

Total par value	51,980,055	3.28	40,235,575	3.74

Bond premiums	54,775		60,834
Bond discounts	(61,423)		(52,612)
SFAS 133 hedging adjustments	(155,062)		117,150

Total	$51,818,345		$40,360,947

Consolidated Bonds outstanding at December 31, 2004 and 2003 include callable bonds totaling $22,124,000 and $13,856,895 (in thousands). The FHLBank uses fixed-rate callable debt to finance callable Advances (see Note 8) and mortgage-backed securities. Simultaneous with such a debt issue, the FHLBank may also enter into an interest-rate swap (in which the FHLBank pays variable and receives fixed) with a call feature that mirrors the option embedded in the debt (a sold callable swap). The combined sold callable swap and callable debt allows the FHLBank to provide members attractively priced variable-rate Advances.

The FHLBank’s Consolidated Bonds outstanding at December 31, 2004 and 2003 includes (in thousands):

	2004	2003
Par amount of Consolidated Bonds:
Non-callable or non-putable	$29,856,055	$26,378,680
Callable	22,124,000	13,856,895

Total par value	$51,980,055	$40,235,575

The following table summarizes Consolidated Bonds outstanding at December 31, 2004 and 2003, by year of maturity or next call date (in thousands):

Year of Maturity or Next Call Date	2004	2003
2004		$22,279,520
2005	$28,956,055	5,804,055
2006	10,400,000	4,195,000
2007	4,859,000	2,237,000
2008	2,013,000	1,678,000
2009	1,715,000	1,040,000
Thereafter	4,037,000	3,002,000

Total par value	$51,980,055	$40,235,575

Consolidated Discount Notes. Consolidated Discount Notes are issued to raise short-term funds. Discount Notes are Consolidated Obligations with original maturities up to 360 days. These notes are issued at less than their face amount and redeemed at par value when they mature.
The FHLBank’s participation in Consolidated Discount Notes, all of which are due within one year, was as follows (in thousands):

			Weighted
			Average
	Book Value	Par Value	Interest Rate
December 31, 2004	$18,632,320	$18,659,549	2.12%

December 31, 2003	$29,443,378	$29,460,023	1.03%

The Act authorizes the Secretary of the Treasury, at his or her discretion, to purchase Consolidated Obligations of the FHLBanks aggregating not more than $4 billion under certain conditions. The terms, conditions, and interest rates are determined by the Secretary of the Treasury. There were no such purchases by the U.S. Treasury during the two years ended December 31, 2004.
Note 13—Capital
The Gramm-Leach-Bliley Act (GLB Act) will result in a number of changes in the capital structure of all FHLBanks. The final Finance Board capital rule was published on January 30, 2001, and required each FHLBank to submit a capital structure plan to the Finance Board by October 29, 2001 in accordance with the provisions of the GLB Act and final capital rules. The Finance Board approved the FHLBank’s capital plan on June 12, 2002. The FHLBank converted to its new capital structure on December 30, 2002, and was in compliance with its capital plan on the conversion date. The conversion was considered a capital transaction and was accounted for at par value.
The FHLBank is subject to three capital requirements under the new capital structure plan. First, the FHLBank shall maintain at all times permanent capital in an amount at least equal to the sum of its credit risk capital requirement, its market risk capital requirement, and its operations risk capital requirement, calculated in accordance with the rules and regulations of the Finance Board. Only “permanent capital,” defined as retained earnings and Class B stock, satisfies the risk-based capital requirement. The Finance Board may require the FHLBank to maintain a greater amount of permanent capital than is required by the risk-based capital requirements as defined. In addition, the GLB Act requires the FHLBank to maintain at all times at least a four percent total capital-to-assets ratio and at least a five percent leverage ratio, defined as the sum of permanent capital weighted 1.5 times and nonpermanent capital weighted 1.0 times divided by total assets. The FHLBank was in compliance with the aforementioned capital rules and requirements. The FHLBank is in compliance with the risk-based capital rules at December 31, 2004, with a 7.84 percent leverage ratio and weighted leverage capital of $6.0 billion, and a 5.23 percent total capital ratio and permanent capital of $4.0 billion.
The following table shows the FHLBank’s compliance with the Finance Board’s capital requirements at December 31, 2004 and 2003 (dollars in thousands):

	December 31, 2004		December 31, 2003
	Required	Actual	Required	Actual
Regulatory capital requirements (1):
Risk based capital	$638,620	$4,001,736	$628,294	$3,737,403
Total capital-to-assets ratio	4.00%	5.23%	4.00%	4.84%
Total regulatory capital	$3,063,061	$4,001,736	$3,085,743	$3,737,403
Leverage capital-to-assets ratio	5.00%	7.84%	5.00%	7.27%
Leverage capital	$3,828,826	$6,002,604	$3,857,179	$5,606,105

(1)	Required regulatory and leverage capital equal four percent and five percent of assets, respectively. Actual regulatory capital equals the sum of capital stock (including mandatorily redeemable capital stock) and retained earnings. Actual leverage capital equals actual regulatory capital weighted 1.5 times.
The FHLBank currently offers only Class B stock, which is issued and redeemed at a par value of $100 per share. Class B stock is issued to meet membership and activity stock purchase requirements. Class B stock can be redeemed by giving 5 years’ written notice. The FHLBank may also repurchase member excess stock with no less than five calendar days’ prior written notice. When the FHLBank repurchases stock, it must first repurchase shares for which member redemption notices are outstanding. Since the new capital structure was implemented on December 30, 2002, the FHLBank has repurchased, at its discretion, all member shares subject to outstanding redemption notice prior to the expiration of the five-year redemption notice period. Membership stock is the actual number of Class B shares owned to become a member of and maintain membership in the FHLBank. The membership requirement is a percentage or range of percentages of the member’s total assets. The current range of percentages is from 0.03 percent to 0.15 percent and varies inversely with the member’s total assets. In addition to membership stock, a member may be required to hold stock for its activity with the FHLBank. Activity stock is the actual number of Class B shares owned to capitalize the member’s mission asset activity.
Mission asset activity includes Advances, funds and rate Advance commitments, and Mortgage Purchase Program activity that occurred after implementation of the Capital Plan on December 30, 2002. Members must maintain a Class B stock balance at least equal to the minimum activity allocation percentage, which is currently zero percent of mission asset activity for Mortgage Purchase Program and two percent of mission asset activity for all other mission asset activity. If a member owns more than the maximum activity allocation percentage, which is currently four percent of mission asset activity, the additional stock would be considered that member’s excess stock. The FHLBank’s unrestricted excess stock is defined as total Class B stock minus membership stock, activity stock calculated at the maximum allocation percentage, shares reserved for exclusive use after a dividend, and shares subject to redemption and withdrawal notices. The FHLBank’s excess stock may normally be used by members to support a portion of their activity requirement as long as those members maintain their minimum activity stock allocation percentage.
The FHLBank’s retained earnings are owned proportionately by the current holders of Class B stock. The holders’ interest in the retained earnings is realized at the time the FHLBank periodically declares dividends or at such time as the FHLBank is liquidated.
The GLB Act made membership voluntary for all members. Any member that withdraws from membership must wait five years from the divestiture date for all capital stock that is held as a condition of membership, as that requirement is set out in the FHLBank’s capital plan, unless the institution has cancelled its notice of withdrawal prior to that date, before being readmitted to membership in any FHLBank.
The FHLBank’s Board of Directors may declare and pay dividends out of previously retained earnings and current earnings in either cash or capital stock.
Mandatorily Redeemable Capital Stock. The FHLBank adopted SFAS 150 as of January 1, 2004. In compliance with SFAS 150, the FHLBank reclassifies stock subject to redemption from equity to liability upon expiration of the “grace period” after a member submits a written redemption request or withdrawal notice, or when the member attains non-member status by merger or acquisition, charter termination, or involuntary termination of membership, since the shares of capital stock will then meet the definition of mandatorily redeemable financial instruments. Under the FHLBank’s Capital Plan, there is a five calendar day “grace period” for revocation of a redemption request and a 30 calendar day “grace period” for revocation of a withdrawal notice during which the member may cancel the redemption request or withdrawal notice without a penalty or fee. The cancellation fee after the “grace period” is currently two percent of the requested amount in the first year and increases one percent a year until it reaches a maximum of six percent in the fifth year. The cancellation fee can be waived by the FHLBank’s Board of Directors for a bona fide business purpose.
Stock subject to a redemption request or withdrawal notice that is still within the “grace period” continues to be considered equity because there is no penalty or fee to retract these notices. Expiration of the “grace period” triggers the reclassification from equity to a liability (mandatorily redeemable capital stock) at fair value because after the “grace period” the penalty to retract these notices is considered substantive. Dividends related to capital stock classified as a liability are accrued at the expected dividend rate and reported as interest expense in the Statement of Income. The repayment of these mandatorily redeemable financial instruments is reflected as a cash outflow in the financing activities section of the Statement of Cash Flows.
At December 31, 2004, the FHLBank had (in thousands) $34,344 in capital stock subject to mandatory redemption from 12 former members. This amount has been classified as a liability as mandatorily redeemable capital stock in the Statements of Condition in accordance with SFAS 150.
The Finance Board has confirmed that the SFAS 150 accounting treatment for certain shares of its capital stock will not affect the definition of total capital for purposes of determining the FHLBank’s compliance with its regulatory capital requirements, calculating its mortgage securities investment authority (300 percent of total capital), calculating its unsecured credit exposure to other Government Sponsored Enterprises (100 percent of total capital), or calculating its unsecured credit limits to other counterparties (various percentages of total capital depending on the rating of the counterparty).
The following table shows the amount of mandatorily redeemable capital stock by year of redemption at December 31, 2004 (in thousands):

Contractual Year of Repurchase
2005	$—
2006	—
2007	21,011
2008	1,819
2009	11,514
Thereafter	—

Total par value	$34,344

The FHLBank’s activity for mandatorily redeemable capital stock was as follows in 2004 (in thousands). Rollforward amounts for 2003 and 2002 are not provided because the FHLBank adopted SFAS 150 on January 1, 2004.

Balance, December 31, 2003	$—
Capital stock subject to mandatory redemption reclassified from equity on adoption of SFAS 150	29,825
Capital stock subject to mandatory redemption reclassified from equity	57,633
Capital stock previously subject to mandatory redemption reclassified to equity	(384)
Redemption of mandatorily redeemable capital stock	(53,907)
Stock dividend classified as mandatorily redeemable	1,177

Balance, December 31, 2004	$34,344

A member may cancel or revoke its written notice of redemption or its notice of withdrawal from membership prior to the end of the five-year redemption period. The FHLBank’s Capital Plan provides that the FHLBank will charge the member a cancellation fee subject to the five and thirty-day grace periods, respectively, on redemption and withdrawal notices.
Statutory and Regulatory Restrictions on Capital Stock Redemption. In accordance with the GLB Act, each class of FHLBank stock is considered putable with restrictions given the significant restrictions on the obligation/right to redeem and the limitation of the redemption privilege to a small fraction of outstanding stock. Statutory and regulatory restrictions on the redemption of FHLBank stock include the following:
▪	In no case may the FHLBank redeem any capital stock if, following such redemption, the FHLBank would fail to satisfy its minimum capital requirements (i.e., a statutory capital/assets ratio requirement, established by the GLB Act, and a regulatory risk-based capital/assets ratio requirement established by the Finance Board). By law, all member holdings of FHLBank stock immediately become non-redeemable if their FHLBank becomes undercapitalized and, at the macro-level, only a minimal portion of outstanding stock qualifies for redemption consideration.

▪	In no case may the FHLBank redeem any capital stock if either its Board of Directors, or the Finance Board, determine that it has incurred, or is likely to incur, losses resulting, or expected to result, in a charge against capital.

▪	In addition to possessing the authority to prohibit stock redemptions, the FHLBank’s Board of Directors has a right and an obligation to call for additional capital stock purchases by its members, as a condition of membership, as needed to satisfy statutory and regulatory capital requirements. These requirements include the maintenance of a stand-alone “double-A” credit rating from a nationally recognized statistical rating organization.

▪	If, during the period between receipt of a stock redemption notification from a member and the actual redemption (which last indefinitely if the FHLBank is undercapitalized, does not have the required credit rating, etc.), an FHLBank becomes insolvent and is either liquidated or forced to merge with another FHLBank, the redemption value of the stock will be established either through the market liquidation process or through negotiation with a merger partner. In either case all senior claims must first be settled at par, and there are no claims which are subordinated to the rights of FHLBank stockholders.

▪	The GLB Act states that the FHLBank may redeem, in its sole discretion, stock investments which exceed the required minimum amount.

▪	In no case may the FHLBank redeem any capital stock if the principal or interest due on any Consolidated Obligation issued by the Office of Finance has not been paid in full.

▪	In no case may the FHLBank redeem any capital stock if the FHLBank fails to provide the Finance Board quarterly certification required by section 966.9(b)(1) of the Finance Board’s rules prior to declaring or paying dividends for a quarter.

•	In no case may the FHLBank redeem any capital stock if the FHLBank is unable to provide the required certification, projects that it will fail to comply with statutory or regulatory liquidity requirements or will be unable to timely and fully meet all of its obligations, actually fails to satisfy these requirements or obligations, or negotiates to enter or enters into an agreement with another FHLBank to obtain financial assistance to meet its current obligations.
Prior Capital Plan. Prior to the FHLBank’s implementation of the new capital regulations, the prior capital rules were in effect. In particular, the Act required members to purchase capital stock equal to the greater of one percent of their mortgage assets or five percent of outstanding FHLBank Advances. However, the GLB Act removed the provision that required a non-thrift member to purchase additional stock to borrow from the FHLBank if the non-thrift member’s mortgage assets were less than 65 percent of total assets. The FHLBank, at its discretion, can repurchase at par value any capital stock greater than a member’s statutory requirement or allow the member to sell the excess capital stock at par value to another member of the FHLBank.
The following table shows capital stock balances at December 31, 2004 to members holding 10 percent or more of total capital stock:

(Dollars in millions)	Balance	% of Total
Charter One Bank, N.A.	$645	17%
U. S. Bank, N.A.	472	12

Total	$1,117	29%

Note 14—Employee Retirement Plans
The FHLBank participates in the Financial Institutions Retirement Fund (FIRF), a defined-benefit plan. The plan covers substantially all officers and employees of the FHLBank. The FHLBank’s contributions to FIRF through June 30, 1987, represented the normal cost of the plan. The plan reached the full-funding limitation, as defined by the Employee Retirement Income Security Act, for the plan year beginning July 1, 1987, because of favorable investment and other actuarial experience during previous years. As a result, FIRF suspended employer contributions for all plan years ending after June 30, 1987, through 2002. Contributions to the plan resumed in 2003. Funding and administrative costs of FIRF charged to other operating expenses were $1,982,000 and $767,000 in 2004 and 2003. The FIRF is a multiemployer plan and does not segregate its assets, liabilities, or costs by participating employer. As a result, disclosure and accounting of the accumulated benefit obligations, plan assets, and the components of annual pension expense attributable to the FHLBank cannot be made.
The FHLBank also participates in the Financial Institutions Thrift Plan, a defined contribution plan. The FHLBank’s contributions are equal to a percentage of participants’ compensation and a matching contribution equal to a percentage of voluntary employee contributions, subject to certain limitations. The FHLBank contributed $451,000, $413,000, and $365,000 in the years ended December 31, 2004, 2003, and 2002.
The FHLBank offers the Benefit Equalization Plan (BEP). The BEP is a non-qualified supplemental retirement plan restoring those pension benefits offered under the qualified plans, which have been limited by laws governing such plans. The FHLBank also sponsors a fully insured retirement benefits program that includes health care and life insurance benefits for eligible retirees. Future retirees are eligible if hired prior to August 1, 1990, are age 55 or older, and their age plus years of continuous service at retirement are greater than or equal to 80. Spouses are covered subject to required contributions. There are no funded plan assets that have been designated to provide benefits from either the BEP or the postretirement health benefit plan.

The obligations and funding status of the FHLBank’s BEP and postretirement health benefit plan at December 31, 2004 and 2003 were as follows (in thousands):

			Postretirement
			Health Benefit
	BEP		Plan
	2004	2003	2004	2003
Change in benefit obligation:
Benefit obligation at beginning of year	$12,685	$11,731	$2,696	$2,555
Service cost	210	175	38	38
Interest cost	798	785	171	174
Change in assumptions	819	524	305	174
Actuarial loss (gain)	—	—	16	(95)
Benefits paid	(833)	(1,046)	(148)	(150)

Benefit obligation at end of year	13,679	12,169	3,078	2,696

Change in plan assets:
Fair value of plan assets at beginning of year	—	—	—	—
Employer contribution	833	1,046	148	150
Benefits paid	(833)	(1,046)	(148)	(150)

Fair value of plan assets at end of year	—	—	—	—

Funded status	(13,679)	(12,169)	(3,078)	(2,696)
Unrecognized net actuarial loss	5,974	5,610	351	30
Unrecognized prior service benefit	(214)	(321)	—	—

Net amount recognized	$(7,919)	$(6,880)	$(2,727)	$(2,666)

Amounts recognized in the Statement of Condition for the FHLBank’s BEP at December 31, 2004 and 2003 were (in thousands):

	2004	2003
Accrued benefit liability	$(12,058)	$(10,602)
Net amount recognized	(7,919)	(6,880)

Accumulated other comprehensive loss	$(4,139)	$(3,722)

Components of the net periodic pension cost for the FHLBank’s supplemental retirement and postretirement health plan for the years ended December 31, 2004, 2003 and 2002 were (in thousands):

				Postretirement
				Health Benefit
	BEP			Plan
	2004	2003	2002	2004	2003	2002
Service cost	$210	$175	$294	$38	$38	$35
Interest cost	798	785	520	171	174	168
Amortization of unrecognized prior service benefit	(107)	(107)	(107)	—	—	—
Amortization of unrecognized net loss	971	979	448	—	—	—

Net periodic benefit cost	$1,872	$1,832	$1,155	$209	$212	$203

The measurement date used to determine current year’s benefit obligation was December 31, 2004.
Key assumptions and other information for the actuarial calculations for the FHLBank’s BEP for the years ended December 31, 2004 and 2003 were (dollars in thousands):

	2004	2003
Discount rate	5.75%	6.50%
Salary increases	4.50%	4.50%
Amortization period	5 years	5 years
Benefits paid during the year	$833	$1,046

Key assumptions and other information for the FHLBank’s postretirement health benefits plan for the years ended December 31, 2004 and 2003 were:

	2004	2003
Discount rate	6.50%	7.00%
Weighted average discount rate at the end of the year	5.75%	6.50%
Health care cost trend rates:
Assumed for next year	8.50%	9.00%
Ultimate rate	5.25%	5.25%
Year that ultimate rate is reached	2014	2014
The effect of a percentage point increase in the assumed healthcare trend rates would be an increase in net periodic postretirement benefit expense of $37,000 and in accumulated postretirement benefit obligation (APBO) of $513,000. The effect of a percentage point decrease in the assumed healthcare trend rates would be a decrease in net periodic postretirement benefit expense of $29,000 and in APBO of $408,000.
Estimated future benefits payments reflecting expected future services for the years ended December 31 were (in thousands):

Years	Payments
2005	$139
2006	145
2007	153
2008	158
2009	159
2010-2014	902
In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Medicare Act”) was signed into law. In May 2004, the FASB issued FSP FAS 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which provides guidance on the accounting and disclosure for the Medicare Act as it pertains to postretirement benefit plans and the accounting for the federal subsidy included in the Medicare Act. The FHLBank’s disclosures regarding the accumulated postretirement benefit obligation and net periodic benefit cost do not reflect any amount associated with the subsidy because the FHLBank has not concluded whether the benefits provided by the plan are actuarially equivalent to Medicare Part D under the Medicare Act.
Note 15—Segment Information
The FHLBank has identified two primary operating segments based on its method of internal reporting: Traditional Member Finance and the Mortgage Purchase Program. These segments reflect the FHLBank’s two Mission Asset Programs and the manner in which they are managed from the perspective of development, resource allocation, product delivery, pricing, credit risk management, and operational administration. The segments identify the primary ways we provide services to member stockholders. The FHLBank, as an interest rate spread manager, considers a segment’s net interest income, net interest rate spread, and ultimately net income as the key factors in allocating resources. Resource allocation decisions are made by considering these profitability measures in the context of the historical, current and expected risk profile of each segment and the total balance sheet, as well as current incremental profitability measures relative to the risk profile. However, the overall management of financial performance, which includes funding, market risk exposure, earnings volatility and dividend return, is dynamically managed holistically at the level of, and within the context of, the entire balance sheet rather than at the level of individual business segments or product lines.

The Traditional Member Finance segment includes products such as Advances and investments and the borrowing costs related to those assets. Mortgage Purchase Program income is derived primarily from the difference, or spread, between the yield on mortgage loans and the borrowing cost of Consolidated Obligations outstanding allocated to this segment at the time debt is issued. Capital is allocated proportionate to each segment’s average assets based on the total balance sheet’s capital-to-assets ratio. Expenses are allocated based on cost accounting techniques that include direct usage, time allocations and square footage of space used. Affordable Housing Program and REFCORP are calculated using the current assessment rates based on the income before assessments for each segment. All interest rate swaps, including their SFAS 133 market value adjustments, are allocated to the Traditional Member Finance segment because the FHLBank has not executed interest rate swaps in our management of the Mortgage Purchase Program’s market risk.

The following table sets forth the FHLBank’s financial performance by operating segment for the years ended December 31, 2004, 2003 and 2002 (in thousands):

	Traditional	Mortgage
	Member	Purchase
	Finance	Program	Total
2004
Net interest income	$216,330	$85,428	$301,758
Other income	43,586	290	43,876
Other expenses	29,155	7,293	36,448

Income before assessments	230,761	78,425	309,186

Affordable Housing Program	18,975	6,402	25,377
REFCORP	42,357	14,405	56,762

Total assessments	61,332	20,807	82,139

Net income	$169,429	$57,618	$227,047

2004
Average assets	$72,174,510	$8,320,169	$80,494,679

Total assets	$67,842,007	$8,734,521	$76,576,528

2003
Net interest income	$152,296	$75,372	$227,668
Other income	35,320	706	36,026
Other expenses	24,745	6,542	31,287

Income before assessments	162,871	69,536	232,407

Affordable Housing Program	13,296	5,676	18,972
REFCORP	29,915	12,772	42,687

Total assessments	43,211	18,448	61,659

Net income	$119,660	$51,088	$170,748

2003
Average assets	$70,366,479	$6,695,531	$77,062,010

Total assets	$69,004,727	$8,138,847	$77,143,574

2002
Net interest income	$243,532	$21,114	$264,646
Other income	4,107	119	4,226
Other expenses	21,898	4,044	25,942

Income before assessments	225,741	17,189	242,930

Affordable Housing Program	18,428	1,403	19,831
REFCORP	41,463	3,157	44,620

Total assessments	59,891	4,560	64,451

Net income	$165,850	$12,629	$178,479

2002
Average assets	$64,019,934	$2,318,237	$66,338,171

Total assets	$66,735,596	$4,335,077	$71,070,673

Note 16—Derivatives and Hedging Activities
The FHLBank may enter into interest-rate swaps (including callable and putable swaps), swaptions, interest-rate cap and floor agreements, calls, puts, and futures and forward contracts (collectively, derivatives) to manage its exposure to changes in interest rates.
The FHLBank may adjust the effective maturity, repricing frequency, or option characteristics of financial instruments to achieve risk management objectives. The FHLBank uses derivatives in several ways: by designating them as either a fair value or cash flow hedge of an underlying financial instrument or a forecasted transaction, by acting as an intermediary, or in asset-liability management (i.e., an economic hedge). For example, the FHLBank uses derivatives in its overall interest-rate risk management to adjust the interest-rate sensitivity of Consolidated Obligations to approximate more closely the interest-rate sensitivity of assets (Advances, investments, and mortgage loans) and/or to adjust the interest-rate sensitivity of Advances, investments, or mortgage loans to approximate more closely the interest-rate sensitivity of liabilities.
In addition to using derivatives to manage mismatches of interest rates between assets and liabilities, the FHLBank also uses derivatives as follows: (1) to manage embedded options in assets and liabilities, (2) to hedge the market value of existing assets and liabilities and anticipated transactions, (3) to hedge the duration risk of prepayable instruments, (4) to exactly offset other derivatives executed with members (when the FHLBank serves as an intermediary) and (5) to reduce funding costs.
An economic hedge is defined as a derivative hedging specific or non-specific underlying assets, liabilities, or firm commitments that does not qualify or was not designated for hedge accounting, but is an acceptable hedging strategy under the FHLBank’s risk management program. These economic hedging strategies also comply with Finance Board regulatory requirements prohibiting speculative hedge transactions. An economic hedge by definition introduces the potential for earnings variability caused by the changes in fair value on the derivatives that are recorded in the FHLBank’s income but not offset by corresponding changes in the value of the economically hedged assets, liabilities, or firm commitments.
Consistent with Finance Board Regulation, the FHLBank enters into derivatives only to reduce the interest rate risk exposures inherent in otherwise unhedged assets and funding positions, to achieve the FHLBank’s risk management objectives, and to act as an intermediary between its members and counterparties. FHLBank management uses derivatives when they are considered to be the most cost-effective alternative to achieve the FHLBank’s financial and risk management objectives. Accordingly, the FHLBank may enter into derivatives that do not necessarily qualify for hedge accounting (economic hedges). As a result, the FHLBank recognizes only the change in fair value of these derivatives in other income as “Net realized and unrealized gain (loss) on derivatives and hedging activities” with no offsetting fair value adjustments for the asset, liability, or firm commitment.
For the years ended December 31, 2004, 2003 and 2002, the FHLBank recorded net realized and unrealized gain (loss) on derivatives and hedging activities (in thousands) of $39,555, $26,234 and $(836), respectively, in other income. Net realized and unrealized gain (loss) on derivatives and hedging activities for the years ended December 31, 2004, 2003 and 2002 are as follows (in thousands):
Net Realized and Unrealized Gain (Loss) on Derivatives and Hedging Activities

	For the Year Ended
	2004	2003	2002
Amortization of basis adjustments on modified Advance hedging relationships	$37,560	$24,718	$—
Gains (losses) related to fair value hedge ineffectiveness	2,503	487	(177)
Gains (losses) on economic hedges	(508)	1,029	(659)

Net gain (loss) on derivatives and hedging activities	$39,555	$26,234	$(836)

The FHLBank had no transactions that qualified for cash flow hedge accounting in 2004, 2003, or 2002.
The following table represents outstanding notional balances and estimated fair values excluding accrued interest of the derivatives outstanding at December 31, 2004 and 2003 (in thousands):

	2004		2003
		Estimated		Estimated
	Notional	Fair Value	Notional	Fair Value
Interest-rate Swaps:
Fair value	$32,880,200	$(574,943)	$32,666,695	$(1,248,329)
Economic	4,196	(19)	11,795	(176)
Interest-rate Forward Agreements:
Economic	52,500	(126)	303,400	(2,319)
Mortgage Delivery Commitments:
Economic	74,835	70	329,891	2,298

Total	$33,011,731	$(575,018)	$33,311,781	$(1,248,526)

Total derivatives excluding accrued interest		$(575,018)		$(1,248,526)
Accrued interest		44,148		(11,653)

Net derivative balances		$(530,870)		$(1,260,179)

Net derivative asset balances		$84		$51,309
Net derivative liability balances		(530,954)		(1,311,488)

Net derivative balances		$(530,870)		$(1,260,179)

Hedging Activities. The FHLBank documents all relationships between derivatives designated as hedging instruments and hedged items, its risk management objectives and strategies for undertaking various hedge transactions, and its method of assessing effectiveness. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to (1) assets and liabilities on the balance sheet, (2) firm commitments, or (3) forecasted transactions. The FHLBank also formally assesses (both at the hedge’s inception and at least quarterly) whether the derivatives that are used in hedging transactions have been effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain effective in future periods. The FHLBank typically uses regression analyses or other statistical analyses to assess the effectiveness of its hedges.
The FHLBank discontinues hedge accounting prospectively when: (1) it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including hedged items such as firm commitments or forecasted transactions); (2) the derivative and/or the hedged item expires or is sold, terminated, or exercised; (3) it is no longer probable that the forecasted transaction will occur in the originally expected period; (4) a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designating the derivative as a hedging instrument in accordance with SFAS 133 is no longer appropriate.
Consolidated Obligations — While Consolidated Obligations are the joint and several obligations of the FHLBanks, each FHLBank has Consolidated Obligations for which it is the primary obligor. The FHLBank enters into derivatives to hedge the interest rate risk associated with its specific debt issuances.
For instance, in a typical transaction, fixed-rate Consolidated Obligations are issued for one or more FHLBanks, and the FHLBank simultaneously enters into a matching derivative in which the counterparty pays fixed cash flows to the FHLBank designed to mirror in timing and amount the cash outflows the FHLBank pays on the Consolidated Obligation. These transactions are treated as fair value hedges under SFAS 133. In this typical transaction, the FHLBank pays a variable cash flow that closely matches the interest payments it receives on short-term or variable-rate Advances, typically 3-month LIBOR. This intermediation between the capital and derivatives markets permits the FHLBank to raise funds at lower costs than would otherwise be available through the issuance of simple fixed-

or floating-rate Consolidated Obligations in the capital markets.
Advances — With issuances of convertible Advances, the FHLBank may purchase from the member a put option that enables the FHLBank to convert an Advance from a fixed rate to a floating rate if interest rates increase or to terminate the Advance and extend additional credit on new terms. The FHLBank may hedge a convertible Advance by entering into a cancelable derivative with a counterparty pursuant to which the FHLBank pays a fixed rate and receives a variable rate. This type of hedge is treated as a fair value hedge under SFAS 133. The derivative counterparty may cancel the derivative on the put date, which the counterparty normally would exercise in a rising rate environment, and the FHLBank can convert the Advance to a floating rate.
The optionality embedded in certain financial instruments held by the FHLBank can create interest-rate risk. When a member prepays an Advance, the FHLBank could suffer lower future income if the principal portion of the prepaid Advance were invested in lower-yielding assets that continue to be funded by higher-cost debt. To protect against this risk, the FHLBank generally charges a prepayment fee that makes it financially indifferent to a member’s decision to prepay an Advance. When the FHLBank offers Advances (other than short-term Advances) that a member may prepay without a prepayment fee, it usually finances such Advances with callable debt or otherwise hedges this option.
Mortgage Loans — The FHLBank invests in fixed rate mortgage loans. The prepayment options embedded in mortgage loans can result in extensions or contractions in the expected repayment of these investments, depending on changes in estimated prepayment speeds. The FHLBank manages the interest-rate and prepayment risk associated with mortgages through a combination of debt issuance and derivatives. The FHLBank issues both callable and non-callable debt to achieve cash flow patterns and liability durations similar to those expected on the mortgage loans. The FHLBank is permitted to use derivatives to match the expected prepayment characteristics of the mortgages, although to date it has not done so.
Firm Commitment Strategies — Prior to July 1, 2003, the FHLBank hedged the market value of purchase commitments on fixed-rate mortgage loans by using derivatives with similar market value characteristics. The FHLBank normally hedged these commitments by selling mortgage-backed securities to be announced (TBA MBS) or other derivatives for forward settlement. A TBA represents a forward contract for the sale of mortgage-backed securities at a future agreed upon date. At or near the expiration of the mortgage purchase commitment, the FHLBank purchases the TBA to close the hedged position. When the derivative settled, the current market value of the commitments was included with the basis of the mortgage loans and amortized accordingly. This transaction was treated as a fair value hedge. Mortgage purchase commitments entered into after June 30, 2003 are considered derivatives. Accordingly, both the mortgage purchase commitment and the TBA used in the firm commitment hedging strategy are recorded as a derivative asset or derivative liability at fair value, with changes in fair value recognized in the current period earnings. When the mortgage purchase commitment derivative settles, the current market value of the commitment is included with the basis of the mortgage loan and amortized accordingly.
Investments — The FHLBank invests in U.S. agency securities, mortgage-backed securities, and the taxable portion of state or local housing finance agency securities. The interest rate and prepayment risk associated with these investment securities is managed through a combination of debt issuance and derivatives. The FHLBank may manage the prepayment and interest rate risk by funding investment securities with Consolidated Obligations that have call features or by hedging the prepayment risk with caps or floors, callable swaps or swaptions. These investment securities may be classified as held-to-maturity, available-for-sale or trading securities.
The FHLBank may also manage the risk arising from changing market prices or cash flows of investment securities classified as trading by entering into derivatives (economic hedges) that offset the changes in fair value or cash flows of the securities. The market value changes of both the trading securities and the associated derivatives are included in other income in the Statement of Income and presented, respectively, as part of the “Net gain (loss) on trading securities” and “Net realized and unrealized gain (loss) on derivatives and hedging activities.”
Credit Risk — The FHLBank is subject to credit risk due to the risk of nonperformance by counterparties to the derivative agreements. The degree of counterparty risk on derivative agreements depends on the extent to which master netting arrangements are included in such contracts to mitigate the risk. The FHLBank manages counterparty credit risk through credit analysis and collateral requirements and by following the requirements set forth in Finance

Board Regulations. Based on credit analyses and collateral requirements, the management of the FHLBank does not anticipate any credit losses on its derivative agreements.
The contractual or notional amount of derivatives reflects the involvement of the FHLBank in the various classes of financial instruments. The notional amount of derivatives does not measure the credit risk exposure of the FHLBank, and the maximum credit exposure of the FHLBank is substantially less than the notional amount. The maximum credit risk is the estimated cost of replacing favorable interest-rate swaps, forward agreements, mandatory delivery contracts for mortgage loans executed after June 30, 2003, and purchased caps and floors if the counterparty defaults, and the related collateral, if any, is of no value to the FHLBank. This collateral has not been sold or repledged.
At December 31, 2004 and 2003, the FHLBank’s maximum credit risk, as defined above, was approximately $84,000 and $51,309,000. These totals include $0 and $27,254,000 of net accrued interest receivable. In determining maximum credit risk, the FHLBank considers accrued interest receivables and payables, and the legal right to offset derivative assets and liabilities by counterparty. The FHLBank held securities and cash with a fair value of $0 and $39,254,000 as collateral as of December 31, 2004 and 2003.
The FHLBank transacts most of its derivatives with large banks and major broker-dealers. Some of these banks and broker-dealers or their affiliates buy, sell, and distribute Consolidated Obligations. Note 18 discusses assets pledged by the FHLBank to these counterparties.
The FHLBank has not issued Consolidated Obligations denominated in currencies other than U.S. dollars.
Intermediation. To assist its members in meeting their hedging needs, the FHLBank may act as an intermediary between the members and other counterparties by entering into offsetting derivatives. This intermediation allows smaller members access to the derivatives market. The derivatives used in intermediary activities do not qualify for SFAS 133 hedge accounting treatment and are separately marked-to-market through earnings. These amounts are recorded in other income and presented as “Net realized and unrealized gain (loss) on derivatives and hedging activities.”
Derivatives in which the FHLBank is an intermediary may arise when the FHLBank: (1) enters into derivatives with members and offsetting derivatives with other counterparties to meet the needs of its members, and (2) enters into derivatives to offset the economic effect of other derivatives that are no longer designated to either Advances, investments, or Consolidated Obligations. There were no such agreements outstanding at December 31, 2004 and 2003. Additionally, the FHLBank was not a party to any such intermediary derivative contracts during the years ended December 31, 2004, 2003 and 2002.
Note 17—Estimated Fair Values
The following estimated fair value amounts have been determined by the FHLBank using available market information and the FHLBank’s best judgment of appropriate valuation methods. These estimates are based on pertinent information available to the FHLBank as of December 31, 2004 and 2003. Although the FHLBank uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique or valuation methodology. For example, because an active secondary market does not exist for a portion of the FHLBank’s financial instruments, in certain cases, fair values are not subject to precise quantification or verification and may change as economic and market factors and evaluation of those factors change. Therefore, these estimated fair values are not necessarily indicative of the amounts that would be realized in current market transactions. The Fair Value Summary Tables do not represent an estimate of the overall market value of the FHLBank as a going concern, which would take into account future business opportunities.
Cash and due from banks. The estimated fair value approximates the recorded book balance.
Interest-bearing deposits and investment securities. The estimated fair value is determined based on each security’s quoted prices, excluding accrued interest, as of the last business day of the year.

Securities purchased under agreements to resell. The estimated fair value approximates the recorded book balance.
Federal funds sold. The estimated fair value is determined by calculating the present value of the expected future cash flows. The discount rates used in these calculations are the rates for Federal funds with similar terms, as approximated by adding an estimated current spread to the LIBOR swap curve for Federal funds with similar terms.
Held-to-maturity securities. The estimated fair value for mortgage-backed securities and collateralized mortgage obligations is determined based on each security’s indicative market price, obtained from a third-party provider, which is based on an indicative spread to the interpolated on-the-run U.S. Treasury yield curve and based on market-recognized prepayment speeds. The indicative market prices are highly dependent upon the assumption of market spreads, the underlying prepayment assumptions, market supply and demand conditions, and expected interest rate volatility. The estimated fair value excludes accrued interest. The estimated fair value for taxable municipal bonds is determined based on each security’s indicative market price obtained from a third-party provider excluding accrued interest.
Advances and other loans. The FHLBank determines the estimated fair value of Advances by calculating the present value of expected future cash flows from the Advances and excluding the amount for accrued interest receivable. The discount rates used in these calculations are the replacement Advance rates for Advances with similar terms, as approximated either by adding an estimated current spread to the LIBOR swap curve or by using current indicative market yields, as indicated by the FHLBank Advance pricing methods for Advances with similar current terms. Following the Finance Board’s Advances regulations, Advances with a maturity and repricing period greater than six months require a prepayment fee sufficient to make the FHLBank financially indifferent to the borrower’s decision to prepay the Advances. Therefore, the estimated fair value of Advances does not assume prepayment risk. The estimated fair value approximates the recorded book balance of Advances with floating rates.
For swapped Advances, the estimated fair value is determined (independently of the related derivative) by the discounted cash flow method based on the LIBOR swap curve and forward rates at year end adjusted for the estimated spread on new swapped Advances to the swap curve. For swapped Advances with a conversion option, the conversion option is valued by taking into account the LIBOR swap curve and forward rates at year end and the market’s expectations of future interest rate volatility implied from current market prices of similar options. Estimates of fair value of Advances with options using these and other methods are highly subjective and require judgments regarding significant matters such as the amount and timing of future cash flows, expected interest rate volatility, methods to determine possible distributions of future interest rates used to value options, and the selection of discount rates that appropriately reflect market and credit risks. Changes in these judgments often have a material effect on the fair value estimates. Since these estimates are made as of a specific point in time, they are susceptible to material near term changes.
Mortgage loans held for portfolio. The estimated fair values for mortgage loans are determined based on quoted market prices offered to approved members as indicated by the FHLBank’s Mortgage Purchase Program pricing methods of mortgage loans with similar current terms excluding accrued interest. The quoted prices offered to members are based on Fannie Mae price indications on to-be-announced mortgage-backed securities and FHA price indications on government-guaranteed loans; the FHLBank then adjusts these indicative prices to account for particular features of the FHLBank’s Mortgage Purchase Program that differ from the Fannie Mae and FHA securities. These features include, but may not be limited to:
▪	the Mortgage Purchase Program’s credit enhancements;

▪	marketing adjustments that reflect the FHLBank’s cooperative business model and the appetite for purchasing mortgage loans given the current net spreads to funding costs relative to their risks; and

▪	incentives or disincentives the FHLBank has chosen to make regarding the purchase of particular kinds of loans, prices, and mortgage note rates.
Accrued interest receivable and payable. The estimated fair value approximates the recorded book value.
Derivative assets/liabilities. The FHLBank determines the estimated fair value of interest-rate exchange agreements based on current market conditions of interest-rate exchange agreements with similar current terms, including accrued interest receivable and payable. The estimated fair value is based on the LIBOR swap curve and forward rates at year end, and for agreements containing options, the market’s expectations of future interest rate volatility implied from current market prices of similar options. The estimated fair value uses standard valuation techniques for interest-rate swap agreements, including discounted cash flow analysis and comparisons to similar instruments. Estimates of the fair values of derivatives with embedded options developed using these and other methods are highly subjective and require judgments regarding significant matters such as the amount and timing of future cash flows, expected interest rate volatility, methods to determine possible distributions of future interest rates used to value options, and the selection of discount rates that appropriately reflect market and credit risks. Changes in these judgments often have a material effect on the fair value estimates. Since these estimates are made as of a specific point in time, they are susceptible to material near term changes. The fair values are netted by counterparty where such legal right exists. If these netted amounts are positive, they are classified as an asset and if negative, a liability.
Deposits. The FHLBank determines estimated fair values of FHLBank deposits with fixed rates by calculating the present value of expected future cash flows from the deposits and reducing this amount for accrued interest payable. The discount rates used in these calculations are the cost of deposits with similar terms. The estimated fair value approximates the recorded book balance for deposits with floating rates.
Consolidated Obligations. The FHLBank determines the estimated fair value for Discount Notes by calculating the present value of expected future cash flows from the Discount Notes excluding accrued interest. The discount rates used in these calculations are current replacement rates for Discount Notes with similar current terms, as approximated by adding an estimated current spread to the LIBOR swap curve. Each month’s cash flow is discounted at that month’s replacement rate.
The FHLBank determines the estimated fair value for non-callable Consolidated Obligation Bonds (both unswapped and swapped) by calculating the present value of scheduled future cash flows from the bonds excluding accrued interest. The discount rates used in these calculations are current market yields, as indicated by the Office of Finance, for bonds with similar current terms.
The FHLBank determines the estimated fair value of callable Consolidated Obligation Bonds (both unswapped and swapped) by calculating the present value of expected future cash flows from the bonds excluding accrued interest. The estimated fair value is determined by the discounted cash flow method based on the LIBOR swap curve and forward rates adjusted for the estimated spread on new callable bonds to the swap curve and based on the market’s expectations of future interest rate volatility implied from current market prices of similar options.
Estimates of fair value of bonds with options using these and other methods are highly subjective and require judgments regarding significant matters such as the amount and timing of future cash flows, expected interest rate volatility, methods to determine possible distributions of future interest rates used to value options, and the selection of discount rates that appropriately reflect market and credit risks. Changes in these judgments often have a material effect on the fair value estimates. Since these estimates are made as of a specific point in time, they are susceptible to material near term changes.
Mandatorily redeemable capital stock. The fair value of capital subject to mandatory redemption is generally at par value. Fair value also includes estimated dividend earned at the time of reclassification from equity to liabilities, until such amount is paid, and any subsequently declared stock dividend. Stocks can only be acquired by members at par value and redeemed at par value. Stock is not traded and no market mechanism exists for the exchange of stock outside the cooperative structure.
Commitments. The estimated fair value of the FHLBank’s commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The estimated fair value of standby letters of credit is based on the present value of fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties. The estimated fair value of standby bond purchase agreements is based on the present value of the estimated fees taking into account the remaining terms of the agreements.

The carrying values and estimated fair values of the FHLBank’s financial instruments at December 31, 2004, were as follows (in thousands):
2004 FAIR VALUE SUMMARY TABLE

		Net
	Carrying	Unrealized	Estimated
Financial Instruments	Value	Gains (Losses)	Fair Value
Assets:

Cash and due from banks	$11,262	$—	$11,262
Interest-bearing deposits	5,781,266	(653)	5,780,613
Securities purchased under agreements to resell	700,000	—	700,000
Federal funds sold	7,542,800	(38)	7,542,762
Trading securities	8,463	—	8,463
Available-for-sale securities	910,592	—	910,592
Held-to-maturity securities	11,711,842	7,891	11,719,733
Advances	41,300,942	16,714	41,317,656
Mortgage loans held for portfolio, net	8,370,495	35,658	8,406,153
Accrued interest receivable	185,828	—	185,828
Derivative assets	84	—	84

Liabilities:

Deposits	(1,031,641)	88	(1,031,553)
Consolidated Obligations:
Discount Notes	(18,632,320)	2,800	(18,629,520)
Bonds	(51,818,345)	(75,242)	(51,893,587)
Mandatorily redeemable capital stock	(34,344)	—	(34,344)
Accrued interest payable	(389,458)	—	(389,458)
Derivative liabilities	(530,954)	—	(530,954)

Other:

Commitments to extend credit for Advances	—	(42)	(42)
Standby bond purchase agreements	—	659	659

The carrying values and estimated fair values of the FHLBank’s financial instruments at December 31, 2003, were as follows (in thousands):
2003 FAIR VALUE SUMMARY TABLE

		Net
	Carrying	Unrealized	Estimated
Financial Instruments	Value	Gains (Losses)	Fair Value
Assets:

Cash and due from banks	$6,668	$—	$6,668
Interest-bearing deposits	6,285,338	(89)	6,285,249
Federal funds sold	7,250,500	—	7,250,500
Trading securities	11,919	—	11,919
Available-for-sale securities	822,513	—	822,513
Held-to-maturity securities	11,240,050	19,684	11,259,734
Advances	43,129,143	135,488	43,264,631
Mortgage loans held for portfolio, net	8,101,158	27,673	8,128,831
Accrued interest receivable	201,028	—	201,028
Derivative assets	51,309	—	51,309

Liabilities:

Deposits	(1,413,057)	18	(1,413,039)
Consolidated Obligations:
Discount Notes	(29,443,378)	2,182	(29,441,196)
Bonds	(40,360,947)	(329,934)	(40,690,881)
Accrued interest payable	(349,635)	—	(349,635)
Derivative liabilities	(1,311,488)	—	(1,311,488)

Other:

Commitments to extend credit for Advances	—	971	971
Standby bond purchase agreements	—	365	365
Note 18—Commitments and Contingencies
As described in Note 12, the 12 FHLBanks have joint and several liability for all the Consolidated Obligations issued on their behalves. Accordingly, should one or more of the FHLBanks be unable to repay its participation in the Consolidated Obligations, each of the other FHLBanks could be called upon to repay all or part of such obligations, as determined or approved by the Finance Board. Neither the FHLBank of Cincinnati nor any other FHLBank has had to assume or pay the Consolidated Obligation of another FHLBank.
The FHLBank considered the guidance under FASB interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”), and determined that it was not necessary to recognize the fair value of the FHLBank’s joint and several liability for all the Consolidated Obligations. The FHLBank considers the joint and several liability as a related party guarantee that meets the scope exceptions as noted in FIN 45. Accordingly, the FHLBank has not recognized a liability for its joint and several obligations related to other FHLBanks’ Consolidated Obligations at December 31, 2004 and 2003. The par amounts of the FHLBanks’ outstanding Consolidated Obligations for which the FHLBank is jointly and severally liable were approximately $869.2 billion and $759.5 billion at December 31, 2004 and 2003.
Commitments that legally bind and unconditionally obligate the FHLBank for additional Advances totaled approximately $18,610,000 and $146,312,000 at December 31, 2004 and 2003. Commitments generally are for periods up to 12 months. Based on management’s credit analyses and collateral requirements, the FHLBank does not deem it necessary to have any additional liability on these commitments. Commitments are fully collateralized at the time of Advance issuance (see Note 8). The estimated fair value of commitments as of December 31, 2004 and 2003 is reported in Note 17.
The FHLBank has entered into standby bond purchase agreements with one state housing authority whereby the FHLBank, for a fee, agrees to purchase and hold the authorities’ bonds until the designated marketing agent can find a suitable investor or the housing authority repurchases the bond according to a schedule established by the standby agreement. Each standby agreement dictates the specific terms that would require the FHLBank to purchase the bond. The bond purchase commitments entered into by the FHLBank expire after five years, no later than 2009 though some are renewable at the option of the FHLBank. Total commitments for bond purchases were $116.8 million and $66.1 million at December 31, 2004, and 2003, with one state housing authority. During 2004 and 2003, the FHLBank was not required to purchase any bonds under these agreements. The estimated fair value of standby bond purchase agreements as of December 31, 2004 and 2003 is reported in Note 17.
Commitments which unconditionally obligate the FHLBank to fund/purchase mortgage loans totaled $74.8 million and $329.9 million at December 31, 2004 and 2003. Commitments are generally for periods not to exceed 90 days. In accordance with SFAS 149, such commitments entered into after June 30, 2003, were recorded as derivatives at their fair values.
The FHLBank generally executes derivatives with major banks and broker-dealers and generally enters into bilateral collateral agreements. As of December 31, 2004, the FHLBank had no securities pledged as collateral, which can or cannot be sold or repledged, to broker-dealers.
The FHLBank charged to operating expenses net rental costs of approximately $1,673,000, $1,623,000, and $1,476,000 for the years ending December 31, 2004, 2003, and 2002. Future minimum rentals at December 31, 2004, were as follows (in thousands):

Year	Premises	Equipment	Total
2005	$623	$107	$730
2006	624	107	731
2007	661	107	768
2008	655	107	762
2009	464	28	492

Total	$3,027	$456	$3,483

Lease agreements for FHLBank premises generally provide for increases in the basic rentals resulting from increases in property taxes and maintenance expenses. Such increases are not expected to have a material effect on the FHLBank.
At December 31, 2004, the FHLBank committed to participate in interest-rate swap agreements that total a notional amount of $40.0 million. These swaps convert fixed-rate Consolidated Obligation bonds to a floating rate based on the LIBOR index. The FHLBank committed to issue the $40.0 million in associated Consolidated Obligation Bonds and, in addition, $485.0 million of such bonds, which were not swapped to a floating rate.
Other Developments
The FHLBank is subject to legal proceedings arising in the normal course of business. Management does not anticipate that the ultimate liability, if any, arising out of these matters will have a material effect on the FHLBank’s financial condition or results of operations.
Notes 1, 8, 9, 10, 12, 13, 14, and 16 discuss other commitments and contingencies.

Note 19—Transactions with Other FHLBanks
The FHLBank is a federally chartered corporation, one of 12 District Federal Home Loan Banks (FHLBanks). The Federal Housing Finance Board (Finance Board), an independent agency in the executive branch of the United States Government, supervises and regulates the FHLBanks and the Office of Finance. The FHLBanks’ debt instruments (Consolidated Obligations), issued by the Office of Finance on behalf of the FHLBanks, are the joint and several obligations of all the FHLBanks and are the primary source of funds for the FHLBanks. Additional information concerning the relationship of the FHLBank with the other FHLBanks, the Finance Board, and the Office of Finance are contained in the Background Information and Note 12 of these Notes to Financial Statements.
See Note 12 for a description of the FHLBank’s contingent joint and several liability on consolidated obligations of the FHLBanks.
Occasionally, the FHLBank loans short-term funds to and borrows short term from other FHLBanks. These loans and borrowings are transacted at then current market rates when traded. The FHLBank has noted such activity on the face of its financial statements. There were no such loans or borrowings outstanding at December 31, 2004 or 2003. The following table details the average daily balance of lending and borrowing between the FHLBank and other FHLBanks for the years ended December 31, 2004, 2003, and 2002.

(In millions)	Average Daily Balances
	2004	2003	2002
Loans to Other FHLBanks	$57	$31	$4

Borrowings from Other FHLBanks	2	3	0
The FHLBank may, from time to time, assume the outstanding primary liability of another FHLBank rather than issue new debt for which the FHLBank is the primary obligor. The FHLBank then becomes the primary obligor for such transfers. There are no formal arrangements governing the transfer of Consolidated Obligations between the FHLBanks. These transfers are not investments of one FHLBank in another FHLBank. They reflect, rather, the act of one FHLBank assuming the debt obligation (at then current market rates on the day when the transfer is traded) that was originally issued by another FHLBank. Transferring debt at current market rates enables the FHLBank System to satisfy the debt issuance needs of individual FHLBanks without incurring the additional selling expenses (concession fees) associated with new debt and provides the transferring FHLBanks with outlets for extinguishing debt structures no longer required for their balance sheet management strategies.
During the years ended December 31, 2004, 2003 and 2002, the par amounts of the liability on such consolidated obligations transferred to the FHLBank totaled (in thousands) $360,000, $1,045,000 and $100,000, respectively. All such transfers were from the FHLBank of Chicago. The net premiums (discounts) associated with these transactions were $(10,458), $(20,767) and $550 in 2004, 2003 and 2002, respectively. The FHLBank accounts for these transfers in the same manner as it accounts for new debt issuances (see Note 12). The FHLBank did not transfer Consolidated Obligations to another FHLBank in 2004, 2003, or 2002
Note 20—Transactions with Shareholders and Affiliates
As a cooperative, the FHLBank’s capital stock is owned by its members, former members that retain the stock as provided in the FHLBank’s capital plan or by non-member institutions that have acquired members and must retain the stock to support Advances or other activities with the FHLBank. All Advances are issued to members and all mortgage loans held for portfolio are purchased from members. The FHLBank also maintains demand deposit accounts for members, primarily to facilitate settlement activities that are directly related to Advances and mortgage loan purchases. The FHLBank may not invest in any equity securities issued by its shareholders and it has not purchased any investment or mortgage-backed securities issued by any of its shareholders. Additionally, the FHLBank has not entered into any interest-rate exchange agreements with any of its shareholders.
The Act prescribes the voting rights of the FHLBank’s members in the election of directors. In accordance with the Act and Finance Board Regulations, members elect a majority of the FHLBank’s Board of Directors. The remaining directors are appointed by the Finance Board. Under the statute and regulations, each elective directorship is designated to one of the three states in the FHLBank’s district and each member is entitled to vote only for candidates for the state in which the member’s principal place of business is located. A member is entitled to cast, for each applicable directorship, one vote for each share of capital stock that the member is required to hold, subject to a statutory limitation. Under this limitation, the total number of votes that a member may cast is limited to the average number of shares of the FHLBank’s capital stock that were required to be held by all members in that state as of the record date for voting. Non-member stockholders are not entitled to cast votes for the election of directors. At December 31, 2004 and 2003, no member owned more than 10 percent of the voting interests of the FHLBank in the election of directors due to statutory limits on members’ voting rights as discussed above.
All transactions with members are entered into in the ordinary course of business. The FHLBank does not hold mortgage-backed securities securitized by, or other direct long-term investments in, our members or their affiliates. Finance Board Regulations require the FHLBank to provide the same pricing for Advances and other services to all members regardless of asset or transaction size, charter type, or geographic location. The FHLBank may, in pricing its Advances, distinguish among members based upon its assessment of the credit and other risks to the FHLBank due to lending to any particular member, or other reasonable criteria that may be applied equally to all members. The FHLBank applies such standards and criteria consistently and without discrimination to all members applying for Advances.
Transactions with Directors’ Financial Institutions. The FHLBank provides, in the ordinary course of its business, products and services to members whose officers or directors may serve as directors of the FHLBank (Directors’ Financial Institutions). Finance Board Regulations require that transactions with Directors’ Financial Institutions be made on the same terms as those with any other member. The table below reflects the balances for the indicated items on the Statements of Condition with Directors’ Financial Institutions as of December 31, 2004 and 2003. The FHLBank had no mortgage-backed securities or derivative transactions during the years 2004, 2003 or 2002 where a Directors’ Financial Institution was a party.

	2004		2003
(Dollars in millions)	Balance	% of Total (1)	Balance	% of Total (1)
Advances	$9,825	24.0%	$10,429	25.0%
Mortgage Purchase Program	63	0.8	58	0.7
Capital Stock	760	20.0	728	20.0

(1)	Percentage of total principal (Advances), unpaid principal balance (Mortgage Purchase Program) and Capital Stock (classified as capital) on the Statements of Condition.
Concentrations. The following table shows capital stock balances along with their outstanding Advance principal and unpaid principal balances of Mortgage Loans Held for Portfolio at December 31, 2004 to members holding 10 percent or more of total capital stock:

	Capital Stock		Advance	Unpaid Principal
(Dollars in millions)	Balance	% of Total	Principal	Balance
Charter One Bank, N.A.	$645	17%	$8,527	$—
U. S. Bank, N.A.	472	12	3,208	284

Total	$1,117	29%	$11,735	$284

Non-member Affiliates. The FHLBank has a relationship with a non-member affiliate, the Kentucky Housing Corporation. The nature of this relationship is twofold: one as an approved borrower from the FHLBank and one in which the FHLBank invests in via the purchase of the Kentucky Housing Corporation Bonds. Kentucky Housing Corporation has had no borrowings during the years ended December 31, 2004, 2003, or 2002. The FHLBank had investments in the bonds of the Kentucky Housing Corporation of $15,015,000, $16,380,000, and $49,850,000 as of the years ended December 31, 2004, 2003, and 2002, respectively.

THIS PAGE INTENTIONALLY LEFT BLANK.

Supplementary financial data (unaudited)
Income Statements
Income statements for each quarter within the two years ended December 31, 2004, are included in the tables below.

	2004
(In thousands)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total

Interest income	$417,842	$436,038	$522,892	$576,555	$1,953,327
Interest expense	356,552	365,529	434,189	495,299	1,651,569

Net interest income	61,290	70,509	88,703	81,256	301,758

Provision for credit loss	—	—	—	—	—
Non-interest income	10,138	13,304	9,349	11,085	43,876
Non-interest expense	25,711	29,260	32,526	31,090	118,587

Net income	$45,717	$54,553	$65,526	$61,251	$227,047

	2003
(In thousands)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total

Interest income	$435,801	$440,247	$423,939	$429,206	$1,729,193
Interest expense	376,432	385,790	370,337	368,966	1,501,525

Net interest income	59,369	54,457	53,602	60,240	227,668

Provision for credit loss	—	—	—	—	—
Non-interest income	823	5,486	17,368	12,349	36,026
Non-interest expense	21,379	21,731	24,327	25,509	92,946

Net income	$38,813	$38,212	$46,643	$47,080	$170,748

Investment Securities
Data on investment securities for the years ended December 31, 2004, 2003 and 2002 are included in the tables below.

Held-to-maturity securities (book value)
(In thousands)	2004	2003	2002

States and political subdivisions	$37,585	$50,570	$92,690
Mortgage-backed securities:
Government-sponsored enterprises	10,979,887	10,234,175	9,789,940
Agency	93,224	191,927	562,769
Other	601,146	763,378	159,000

Total Mortgage-backed securities	11,674,257	11,189,480	10,511,709

Total held-to-maturity securities	$11,711,842	$11,240,050	$10,604,399

As of December 31, 2004, held-to-maturity securities had the following maturity and yield characteristics.

(In thousands)	Book Value	Yield
States and political subdivisions
After one but within five years	$2,325	6.07%
After ten years	35,260	5.49

	$37,585	5.53

Supplementary financial data (unaudited) — continued

(In thousands)	Book Value	Yield
Mortgage-backed securities*
After one but within five years	$36,196	6.24%
After five but within ten years	44,683	5.84
After ten years	11,593,378	4.56

	$11,674,257	4.57

*	Mortgage-backed securities allocated based on contractual principal maturities assuming no prepayments.

Available-for-sale securities (book value)
(In thousands)	2004	2003	2002

Other bonds, notes and debentures	$910,592	$822,513	$785,682

Total available-for-sale securities	$910,592	$822,513	$785,682

As of December 31, 2004, available-for-sale securities had the following maturity and yield characteristics.

(In thousands)	Book Value	Yield
Other bonds, notes and debentures
Within one year	$910,592	2.44%

Trading securities (book value)
(In thousands)	2004	2003	2002

Mortgage-backed securities:
Agency	$8,463	$11,919	$19,580

Total trading securities	$8,463	$11,919	$19,580

As of December 31, 2004, trading securities had the following maturity and yield characteristics.

(In thousands)	Book Value	Yield
Mortgage-backed securities — Agency*
After ten years	$8,463	3.58%

*	Mortgage-backed securities allocated based on contractual principal maturities assuming no prepayments.
As shown in the table below, as of December 31, 2004, the FHLBank held securities of the following issuers with a book value greater than 10 percent of FHLBank capital. The table includes government-sponsored enterprises and government agencies. All other issuers are combined in the table below.

(In thousands)	Total	Total
Name of Issuer	Book Value	Fair Value
Fannie Mae	$6,495,359	$6,490,832
Freddie Mac	4,484,528	4,495,730
Government National Mortgage Association	101,687	102,453
General Electric Capital Services, Inc.	497,539	497,539
All other investments (12 issuers)	1,051,784	1,052,234

Total investments	$12,630,897	$12,638,788

Supplementary financial data (unaudited) — continued
Loan Portfolio Analysis
The FHLBank’s outstanding loans, nonperforming loans and loans 90 days or more past due and accruing interest for the five years ended December 31, 2004 were as follows:

(In thousands)	2004	2003	2002	2001	2000

Domestic:
Advances	$41,300,942	$43,129,143	$40,063,195	$35,222,620	$31,934,509

Real estate mortgages	$8,370,495	$8,101,158	$3,766,684	$566,334	$30,654

Nonperforming real estate mortgages	$—	$—	$—	$—	$—

Real estate mortgages past due 90 days or more and still accruing interest (1)	$35,866	$26,023	$15,450	$1,072	$—

Interest contractually due during the year	$405,326	$343,119	$107,012	$13,524	$224
Interest actually received during the year	(405,326)	(343,119)	(107,012)	(13,524)	(224)

Shortfall	$—	$—	$—	$—	$—

(1)	Government loans (e.g., FHA) continue to accrue after 90 days or more delinquent, as do all loans purchased, since our agreements with the PFIs include monthly settlement on a schedule/scheduled basis. Schedule/scheduled means that the PFI is obligated to remit the contractual mortgage payments on loans sold to the FHLBank, regardless of whether or not the PFI received payment from the mortgagee. There were no net (charge-offs) recoveries to average loans outstanding for the five years ended December 31, 2004.

Supplementary financial data (unaudited) — continued
Other Borrowings
Borrowings with original maturities of one year or less are classified as short-term. The following is a summary of short-term borrowings for the three years ended December 31, 2004:

(In thousands)	2004	2003	2002

Federal funds purchased
Outstanding at year end	$—	$—	$—
Weighted average rate at year end	—	—	—
Daily average outstanding for the year	$8,117	$673	$3,288
Weighted average rate for the year	1.32%	2.08%	1.67%
Highest outstanding at any month end	$—	$—	$—

Other FHLBs
Outstanding at year end	$—	$—	$—
Weighted average rate at year end	—	—	—
Daily average outstanding for the year	$1,563	$3,052	$—
Weighted average rate for the year	1.28%	1.08%	—
Highest outstanding at any month end	$—	$—	$—

Consolidated Discount Notes
Outstanding at year end	$18,632,320	$29,443,378	$25,617,034
Weighted average rate at year end	2.12%	1.03%	1.35%
Daily average outstanding for the year	$28,376,787	$28,790,300	$25,358,436
Weighted average rate for the year	1.31%	1.13%	1.73%
Highest outstanding at any month end	$32,846,956	$30,728,575	$30,420,206
Term Deposits
At December 31, 2004, term deposits in denominations of $100,000 or more totaled $115,150,000. The table below presents the maturities for term deposits in denominations of $100,000 or more:

		Over 3	Over 6	Over 12
		months but	months but	months but
	3 months	within 6	within 12	within 24
By remaining maturity at December 31, 2004	or less	months	months	months	Total
(In thousands)
Time certificates of deposit
($100 or more)	$102,500	$8,050	$1,600	$3,000	$115,150

Ratios

	2004	2003	2002

Net income to average assets	0.28%	0.22%	0.27%
Return on equity	5.97	4.66	5.17
Total average equity to average assets	4.73	4.76	5.21
Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
There were no changes in or disagreements with our accountants on accounting and financial disclosure during the two most recent fiscal years or any subsequent interim period.

Item 15. Financial Statements and Exhibits.
(a) Financial Statements. The following financial statements of the Federal Home Loan Bank of Cincinnati, set forth in Item 13 above, are filed as a part of this registration statement.
Unaudited Statements of Condition as of September 30, 2005 and December 31, 2004
Unaudited Statements of Income for the three- and nine-month periods ended September 30, 2005 and 2004
Unaudited Statements of Capital for the nine-month periods ended September 30, 2005 and 2004
Unaudited Statements of Cash Flows for the nine-month periods ended September 30, 2005 and 2004
Notes to Unaudited Interim Financial Statements
Report of Independent Registered Public Accounting Firm
Statements of Condition as of December 31, 2004 and 2003
Statements of Income for the years ended December 31, 2004, 2003 and 2002
Statements of Capital for the years ended December 31, 2004, 2003 and 2002
Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002
Notes to Financial Statements
(b) Exhibits. The following exhibits are filed as a part of this registration statement:

Exhibit No.	Description
3.1	Organization Certificate

3.2	Bylaws

4	Capital Plan

10.1.A	Form of Blanket Agreement for Advances and Security Agreement, as in effect for signatories prior to November 21, 2005

10.1.B	Form of Blanket Security Agreement, for new signatories on and after November 21, 2005

10.2	Form of Mortgage Purchase Program Master Selling and Servicing Master Agreement

10.3	Executive Incentive Compensation Plan

10.4	Executive Long-Term Incentive Plan

10.5	Federal Home Loan Bank of Cincinnati Benefit Equalization Plan

10.6	Federal Home Loan Bank of Cincinnati Nonqualified Deferred Compensation Program For Directors

10.7	Letter Agreement between the Federal Home Loan Bank of Cincinnati and Sandra E. Bell dated January 29, 2004

10.8	Deferred Compensation Agreement between the Federal Home Loan Bank of Cincinnati and Sandra E. Bell dated February 25, 2004

12	Statements of Computation of Ratio of Earnings to Fixed Charges

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.
FEDERAL HOME LOAN BANK OF CINCINNATI
(Registrant)
Date: December 5, 2005

By:	/s/ David H. Hehman
David H. Hehman
President